Prospectus filed pursuant to Rule 424(b)(3)
Registration No. 333-147776
FMC Finance III S.A.
Offer to Exchange
$500,000,000 6 7/8% Senior Notes due 2017
guaranteed on a senior basis by
Fresenius Medical Care AG & Co. KGaA,
Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland GmbH
which have been registered under the Securities Act of 1933
for any and all outstanding 6 7/8% Senior Notes due 2017 issued on July 2, 2007
The Issuer:

•	FMC Finance III S.A., a wholly-owned subsidiary of Fresenius Medical Care AG & Co. KGaA organized under the laws of Luxembourg.
The Company:

•	Fresenius Medical Care AG & Co. KGaA is the world’s largest kidney dialysis company, operating in both the field of dialysis products and the field of dialysis services. Our dialysis business is vertically integrated, providing dialysis treatment at our own dialysis clinics and supplying these clinics with a broad range of products. In addition, we sell dialysis products to other dialysis service providers. At September 30, 2007, we provided dialysis treatment to approximately 172,227 patients in 2,221 clinics worldwide located in over 25 countries. In the U.S. we also perform clinical laboratory testing and provide inpatient dialysis services and other services under contract to hospitals. Our common stock is listed on the Frankfurt Stock Exchange under the ticker “FME”; in addition, our ADRs are listed on the New York Stock Exchange under the ticker “FMS”.
The Exchange Offer:

•	The exchange offer expires midnight, New York City time, January 24, 2008, unless extended by us. You should carefully review the procedures for tendering outstanding notes beginning on page 30 of this prospectus. If you fail to tender your outstanding notes, you will continue to hold unregistered securities and your ability to transfer the outstanding notes will be restricted. The exchange of notes will not be a taxable event for U.S. federal income tax purposes. The exchange offer is not subject to any conditions other than (1) that the exchange offer does not violate any applicable law or SEC staff interpretations and (2) that no action or proceeding shall have been instituted in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to prevent us and our subsidiary guarantors from proceeding with or completing the exchange offer. No public market currently exists for the notes. We intend to apply to include the notes on the official list of the Luxembourg Stock Exchange for trading on the Euro MTF market.
The Senior Notes:

•	Key Terms: The terms of the notes we are issuing will be substantially identical to the outstanding 6 7/8% Senior Notes due 2017 that we issued on July 2, 2007, except for the elimination of certain transfer restrictions, registration rights and the conditional right to receive additional interest payments.
•	Maturity: The notes will mature on July 15, 2017.
•	Interest Payments: The notes will bear interest at the rate of 6 7/8% per year. We will pay interest semi-annually in cash in arrears on January 15 and July 15 of each year, beginning on January 15, 2008.
•	Guarantees: The notes will be guaranteed by Fresenius Medical Care AG & Co. KGaA and by Fresenius Medical Care Holdings, Inc., the holding company for our North American operations, and Fresenius Medical Care Deutschland GmbH, our principal German subsidiary.
•	Ranking: The notes and guarantees will be unsecured senior obligations of the issuers. The guarantees of the notes will rank equally with the existing and future unsecured obligations that do not expressly provide that they are subordinated to the notes. The guarantees of the notes will rank equally with indebtedness under our 2006 Credit Agreement but will be effectively subordinated to such indebtedness to the extent of the collateral securing such indebtedness. The guarantees of the notes will also be effectively subordinated to the indebtedness of our subsidiaries (including indebtedness under our 2006 Credit Agreement) that are not guarantors of the notes.
•	Optional Redemption: We may redeem the notes, in whole or in part, at any time at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the redemption date, plus a “make-whole” premium.
•	Change of Control: Upon the occurrence of a Change of Control and a Ratings Decline (each as defined herein), you have the right to require us to redeem all or any part of your notes at a redemption price in cash equal to 101% of their principal amount plus any accrued and unpaid interest. See “Description of the Notes — Change of Control.”
See “Risk Factors” beginning on page 15 for a discussion of certain risks that you should consider in connection with the exchange offer.
    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is December 26, 2007.

      You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with other information, you should not rely on it.
      We are offering to exchange the notes only in places where such offers and exchanges are permitted.
      You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.
      Each broker-dealer that receives notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended, or the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of notes received in exchange for restricted notes where such restricted notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, until the earlier of (a) 180 days from the date on which the exchange offer registration statement is declared effective or (b) the date on which a broker-dealer is no longer required to deliver a prospectus in connection with market-making or other trading activities, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

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AVAILABLE INFORMATION
      We file annual reports on Form 20-F and furnish periodic reports on Form 6-K to the United States Securities and Exchange Commission (the “SEC”). You may read and copy any of these reports at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C., 20549, U.S.A., and its public reference rooms in New York, New York, U.S.A. and Chicago, Illinois, U.S.A. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The reports may also be obtained from the web site maintained by the SEC at http://www.sec.gov, which contains reports and other information regarding registrants that file electronically with the SEC. The New York Stock Exchange currently lists American Depositary Shares representing our ordinary shares and American Depositary Shares representing our preference shares. Our periodic reports, registration statements and other information that we file with or furnish to the SEC are also available for inspection and copying at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, U.S.A. Our SEC documents are also available to the public from commercial document retrieval services.
      We prepare annual and quarterly reports, which are then distributed to our shareholders. Our annual reports contain financial statements examined and reported upon, with opinions expressed by, our independent auditors. The consolidated financial statements of Fresenius Medical Care AG +Co. KGaA included in these annual reports are prepared in conformity with U.S. generally accepted accounting principles. Our annual and quarterly reports to our shareholders are posted on our web site at www.fmc-ag.com. In furnishing our web site address in this prospectus, however, we do not intend to incorporate any information on our web site into this prospectus, and you should not consider any information on our web site to be part of this prospectus.
      Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer to the copy of the contract or document filed as an exhibit to a document filed with or furnished to the SEC, each such statement being qualified in all respects by such reference.
FORWARD-LOOKING STATEMENTS
      This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend these forward-looking statements to be covered by the safe harbor provisions for such statements contained in these documents. All statements other than statements of historical fact in this prospectus are “forward-looking statements” for purposes of these sections.
      These statements include, among other things, statements about our expectations, beliefs, intentions or strategies for the future, statements concerning our future operations, financial condition and prospects, statements regarding our expectations for treatment growth rates, revenue per treatment, expense growth, levels of the provision for uncollectible accounts receivable, operating income, cash flow, estimated tax rates, capital expenditures, the development of new dialysis clinics and dialysis clinic acquisitions, and our level of indebtedness on our financial performance, including earnings per share, and anticipated integration costs and any statement of assumptions underlying any of the foregoing. These statements can sometimes be identified by the use of the forward-looking words such as “may,” “believe,” “will,” “should,” “could,” “would,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “continue,” “seek,” “pro forma,” “forecast,” or “intend” or other similar words or expressions of the negative thereof.
      We have based these forward-looking statements on current estimates and assumptions made to the best of our knowledge and we undertake no obligation to update or revise any of these statements whether as a result of changes in the underlying factors, new information, future events, actual results or other developments. By their nature, such forward-looking statements involve substantial known and unknown risks, uncertainties, assumptions and other factors which could cause actual results, including our financial condition and profitability, to differ materially and be more negative than the results expressly or implicitly described in or suggested by these statements. Moreover, forward-looking estimates or predictions derived from third parties’ studies or information may prove to be inaccurate. Consequently, we cannot give any assurance regarding the future accuracy of the opinions set forth in this prospectus or the actual occurrence of the developments described herein. In addition, even if our future results meet the expectations expressed here, those results may not be indicative of our

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performance in future periods. These risks, uncertainties, assumptions, and other factors include, among others, the following:

•	changes in governmental and commercial insurer reimbursement for our products and services;

•	a possible decline in erythropoietin, or EPO, utilization or EPO reimbursement;

•	dependence on government reimbursements for dialysis services;

•	the outcome of ongoing government investigations;

•	the influence of private insurers and managed care organizations and health care reforms;

•	product liability risks and patent litigation;

•	risks relating to the integration of acquisitions and our dependence on additional acquisitions;

•	the impact of currency fluctuations; and

•	changes in pharmaceutical utilization patterns.
      Important factors that could contribute to such differences are noted in this prospectus under “Risk Factors.” These risks and uncertainties include: general economic, currency exchange and other market conditions, litigation and regulatory compliance risks, changes in government reimbursement for our dialysis care and pharmaceuticals, the investigations by the Department of Justice, Eastern District of New York and the U.S. Attorney for the Eastern District of Missouri, and changes to pharmaceutical utilization patterns.
      Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.
MARKET AND INDUSTRY DATA
      This prospectus contains patient and other statistical data related to end-stage renal disease and treatment modalities, including estimates regarding the size of the patient population and growth in that population. These data have been included in reports published by organizations such as the Centers for Medicare and Medicaid Services of the U.S. Department of Health and Human Services, the Japanese Society for Dialysis Therapy, the German non-profit entity QuaSi-Niere gGmbH and the journal Nephrology News & Issues. While we believe these surveys and statistical publications to be reliable, we have not independently verified the data or any assumptions on which the estimates they contain are based. All information not attributed to a source is derived from our internal documents or publicly available information such as annual reports of other companies in the health care industry and is unaudited. Market data not attributed to a specific source are our estimates.

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SUMMARY
      The following is a summary of the more detailed information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider. You should carefully read this entire prospectus, including the “Risk Factors” section in this prospectus and the financial statements and the related notes included in this prospectus. Unless the context otherwise requires or as otherwise indicated, “we,” “us,” “our” and similar terms, as well as references to “the Company” and “FMC-AG & Co. KGaA,” include all of our consolidated subsidiaries including the Issuer. The “Issuer” refers to FMC Finance III S.A. as the issuer of the notes offered hereby, the “Guarantors” refers to the Company, Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland GmbH, and the “Issuers” refers to FMC Finance III S.A. and the Guarantors. You will find definitions of the capitalized terms used in this prospectus in the section entitled “Description of the Notes” as well as elsewhere in this prospectus. We sometimes refer to (i) the 6 7/8% Senior Notes due 2017 issued July 2, 2007 as the “restricted notes,” (ii) the exchange of the restricted notes for notes that have been registered under the Securities Act as the “exchange offer” and (iii) the restricted notes and the notes being issued in exchange for the restricted notes pursuant to this exchange offer collectively as the “notes.”
Our Company
Our Business
      We are the world’s largest kidney dialysis company, operating in both the field of dialysis products and the field of dialysis services. Based on publicly reported sales and number of patients treated, we are the largest dialysis company in the world. (Source: Nephrology News & Issues, July 2006; company data of significant competitors.) Our dialysis business is vertically integrated, providing dialysis treatment at our own dialysis clinics and supplying these clinics with a broad range of products. In addition, we sell dialysis products to other dialysis service providers. At September 30, 2007, we provided dialysis treatment to approximately 172,227 patients in 2,221 clinics worldwide located in over 25 countries. Including 33 clinics managed in the U.S, the total number of patients was 174,099. In the U.S. we also perform clinical laboratory testing and provide inpatient dialysis services and other services under contract to hospitals. In 2006, we provided 23.7 million dialysis treatments, an increase of approximately 20% compared to 2005. We also develop and manufacture a full range of dialysis equipment, systems and disposable products, which we sell to customers in over 100 countries. For the year ended December 31, 2006, we had net revenues of $8.5 billion, a 26% increase (25% in constant currency) over 2005 revenues. We derived 71% of our revenues in 2006 from our North American operations and 29% from our international operations.
      We use the insight we gain when treating patients in developing new and improved products. We believe that our size, our activities in both dialysis care and dialysis products and our concentration in specific geographic areas allow us to operate more cost-effectively than many of our competitors.
      The following table summarizes net revenues for our North America segment and our International segment as well as our major categories of activity for the three years ended December 31, 2006. (Mexico was reclassified from the International segment to the North America segment in 2005 for management purposes. Prior years have been restated to reflect this reclassification.)

	2006	2005	2004

	(in millions)
North America
Dialysis Care	$5,464	$4,054	$3,802
Dialysis Products	561	523	446

	$6,025	$4,577	$4,248
International
Dialysis Care	$913	$813	$699
Dialysis Products	1,561	1,382	1,281

	$2,474	$2,195	$1,980

History
      Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company”), is a German partnership limited by shares (Kommanditgesellschaft auf Aktien), formerly known as Fresenius Medical Care AG (“FMC-AG”), a German stock corporation (Aktiengesellschaft) organized under the laws of Germany.
      The Company was originally incorporated on August 5, 1996 as a stock corporation. On September 30, 1996, we acquired all of the outstanding common stock of W.R. Grace & Co., whose sole business at the time was National Medical Care, Inc., its global dialysis business, and all of the publicly held minority interest in Fresenius USA, Inc. The Company was transformed into a partnership limited by shares upon registration on February 10, 2006.
      On March 31, 2006, the Company completed the acquisition of Renal Care Group, Inc. (“RCG” and the “RCG Acquisition”), a Delaware corporation with principal offices in Nashville, Tennessee, for an all cash purchase price, net of cash acquired, of approximately $4.2 billion for all of the outstanding common stock, the retirement of RCG stock options and including the concurrent repayment of approximately $657.8 million of indebtedness of RCG. During 2005, RCG provided dialysis and ancillary services to over 32,360 patients through more than 450 owned outpatient dialysis centers in 34 states within the United States, in addition to providing acute dialysis services to more than 200 hospitals.
      Effective June 15, 2007, we completed a three-for-one share split of our ordinary shares and our preference shares. As a result of the share split, the ratio of our American Depositary Shares (“ADSs”) to our ordinary shares and preference shares was changed from one ADS representing one-third of a share to one ADS representing one full share. In connection with the share split, the nominal value of our ordinary shares and our preference shares was reduced from €2.56 per share to €1.00 per share, and additional paid-in capital was correspondingly reduced. All share and per share amounts in this prospectus have been adjusted to reflect the three-for-one stock split.
      On November 28, 2007, we acquired Renal Solutions, Inc. (RSI). The acquisition agreement provides for total consideration of up to $190 million, consisting of $100 million at closing, $60 million after the first year, and up to $30 million in milestone payments over the next three years. RSI had approximately $10 million of net debt outstanding at closing. RSI is currently commercializing the Allient Sorbent Hemodialysis System, which utilizes sorbent-based technology (SORB). As the innovator in the SORB technology field, RSI holds key patents and other intellectual property worldwide related to the SORB technology. Sorbent-based technology purifies tap water to dialysate quality and allows dialysate to be regenerated, which reduces the water volume requirement for a typical hemodialysis treatment.
Renal Industry Overview
      We offer life-maintaining and life-saving dialysis services and products in a market which is characterized by favorable demographic development.
End-Stage Renal Disease
      End-stage renal disease (“ESRD”) is the stage of advanced chronic kidney disease that is characterized by the irreversible loss of kidney function and requires regular dialysis treatment or kidney transplantation to sustain life. A normally functioning human kidney removes waste products and excess water from the blood, which prevents toxin buildup, water overload and the eventual poisoning of the body. Most patients suffering from ESRD must rely on dialysis, which is the removal of toxic waste products and excess fluids from the body by artificial means. A number of conditions — diabetes, hypertension, glomerulonephritis and inherited diseases — can cause chronic kidney disease. The majority of all people with ESRD acquire the disease as a complication of one or more of these primary conditions.
      There are currently only two methods for treating ESRD: dialysis and kidney transplantation. Scarcity of compatible kidneys limits transplants. Therefore, most patients suffering from ESRD rely on dialysis. According to data published by the Centers for Medicare and Medicaid Services (“CMS”) (formerly the Health Care Financing Administration) of the U.S. Department of Health and Human Services, 16,568 patients of the ESRD patient population received kidney transplants in the U.S. during 2004, an increase of approximately 6% over

2003. Based on the total number of patients treated with dialysis in the U.S., only about 5% received a kidney transplant in 2004. In Germany, based on information published by “QuaSi-Niere gGmbH,” only 4% of all patients treated with dialysis received a kidney transplant in 2005. In both countries, less than 30% of all ESRD patients live with a functioning kidney transplant and more than 70% require dialysis (source: Centers for Medicare & Medicaid Services ESRD program highlights 2004; QuaSi-Niere gGmbH, Bericht 2005/2006); (United States Renal Data System: www.usrds.org/2006/ref/D  modality  06.pdf).
      There are two major dialysis methods commonly used today, hemodialysis (“HD”) and peritoneal dialysis (“PD”). These are described below under “Dialysis Treatment Options for ESRD.” We estimate the global ESRD patient population to have reached almost 2.0 million at the end of 2006. Of these patients, we estimate that more than 1.5 million were undergoing dialysis treatment, and approximately 470,000 people were living with kidney transplants. Of the estimated more than 1.5 million dialysis patients treated in 2006, approximately 1.38 million received HD and almost 169,000 received PD. Generally, an ESRD patient’s physician, in consultation with the patient, chooses the patient’s treatment method, which is based on the patient’s medical conditions and needs. The worldwide number of dialysis patients grew by approximately 6% in 2006.
      Based on data published by the CMS in 2005, the number of patients in the U.S. who received dialysis for chronic ESRD grew from approximately 186,822 in 1994 to 320,404 in 2004, a compound annual growth rate of approximately 6%. We believe that worldwide growth will continue at 6% per year. According to our own market surveys, Japan is the second largest dialysis market in the world. According to data published by the Japanese Society for Dialysis Therapy, approximately 248,166 dialysis patients were being treated in Japan at the end of 2004. In the rest of the world, we estimate that at the end of 2004 there were approximately 324,000 dialysis patients in Europe, nearly 200,000 patients in Asia (excluding Japan) and almost 170,000 patients in Latin America (including Mexico).
      Patient growth rates vary significantly from region to region. A below average increase in the number of patients is experienced in the U.S. and Western and Central Europe where, as reflected in high dialysis prevalence values, patients with terminal kidney failure have access to treatment, which is usually dialysis. In contrast, growth rates in the economically weaker regions continue to be around 10% and were thus far higher than average levels. We estimate that around 22% of all patients are treated in the U.S., approximately 18% in Japan and about 18% in the 25 countries of the European Union. The remaining 42% of all dialysis patients are distributed throughout more than 100 countries in different geographical regions.
      We believe that the continuing growth in the number of dialysis patients is principally attributable to:

•	increased general life expectancy and the overall aging of the general U.S. and European population;

•	shortage of donor organs for kidney transplants;

•	improved dialysis technology that makes life-prolonging dialysis available to a larger patient population;

•	greater access to treatment in developing countries; and

•	better treatment and survival of patients with hypertension, diabetes and other illnesses that lead to ESRD.
Dialysis Treatment Options for ESRD
      Hemodialysis. Hemodialysis removes toxins and excess fluids from the blood in a process in which the blood flows outside the body through plastic tubes known as bloodlines into a specially designed filter, called a dialyzer. The dialyzer separates waste products and excess water from the blood. Dialysis solution flowing through the dialyzer carries away the waste products and excess water, and supplements the blood with solutes which must be added due to renal failure. The treated blood is returned to the patient. The hemodialysis machine pumps blood, adds anti-coagulants, regulates the purification process and controls the mixing of dialysis solution and the rate of its flow through the system. This machine can also monitor and record the patient’s vital signs.
      Hemodialysis patients generally receive treatment three times per week, typically for three to five hours per treatment. The majority of hemodialysis patients receive treatment at outpatient dialysis clinics, such as ours, where hemodialysis treatments are performed with the assistance of a nurse or dialysis technician under the general supervision of a physician.

      Peritoneal Dialysis. Peritoneal dialysis removes toxins from the blood using the peritoneum, the membrane lining covering the internal organs located in the abdominal area, as a filter. Most peritoneal dialysis patients administer their own treatments in their own homes and workplaces, either by a treatment known as continuous ambulatory peritoneal dialysis or CAPD, or by a treatment known as continuous cycling peritoneal dialysis or CCPD. In both of these treatments, a surgically implanted catheter provides access to the peritoneal cavity. Using this catheter, the patient introduces a sterile dialysis solution from a solution bag through a tube into the peritoneal cavity. The peritoneum operates as the filtering membrane and, after a specified dwell time, the solution is drained and disposed. A typical CAPD program involves the introduction and disposal of dialysis solution four times a day. With CCPD a machine pumps or “cycles” solution to and from the patient’s peritoneal cavity while the patient sleeps. During the day, one and a half to two liters of dialysis solution remain in the abdominal cavity of the patient.
Our Strategy
Growth Objectives
      GOAL 10 is our long-term strategy for sustained growth through 2010. The strategy was implemented in the spring of 2005. Our GOAL 10 objectives are as follows:

	2004		2005		2006		GOAL 2010

Revenue ($ in millions)		$6,228		$6,772		$8,499	$	,11,500
Annual revenue growth at constant currency		10%		8%		25%		,6-9%
Share of dialysis market*		,12%		,13%		,15%		,18%
Market volume* ($ in billions)	$	,50	$	,52	$	,55	$	,67
Annual net income growth**		21%		17%		24%		>10%

*	Company estimates

**	2005 excluding one-time effects and 2006 excluding one-time effects and FAS 123(R)
     We increased our long-term revenue goals in 2006. Our aim now is to generate revenue of $11.5 billion by 2010 — $1.5 billion more than originally planned. We could reach our initial revenue goal for 2010 of $10 billion as early as 2008 due to good operating development and the revenue contribution resulting from the RCG Acquisition. We expect to have an 18% share of the worldwide dialysis market in 2010; we had previously estimated it would be approximately 15%.
Growth Paths
      GOAL 10 defines four paths that the Company intends to take in order to perform successfully in the broader spectrum of the global dialysis market and to achieve our growth and profitability objectives:
      Path 1: Organic Growth. In the coming years, we intend to achieve annual organic sales growth in dialysis care of 5% to 6%. To meet this goal, we are further expanding our offer of integrated, innovative treatment concepts such as our UltraCare® patient care program and combining them, for example, with our dialysis drugs. With these measures, we want our portfolio to stand out from our competitors’. In addition, we plan to increase our growth in revenue by opening new dialysis clinics and to further increase the number of patients whose treatments are covered by private health insurance.
      We also intend to continue to innovate with dialysis products. New high-quality products, such as the 5008 therapy system, and cost-effective manufacturing are intended to contribute significantly to the further growth of our dialysis products sector.
      Path 2: Acquisitions. We intend to make attractive, targeted acquisitions broadening our network of dialysis clinics. In North America we want to expand our clinic network in particularly attractive regions. The RCG Acquisition is an excellent example of this type of expansion, although future acquisitions in North America are expected to have a smaller financial scope.
      Outside North America, we intend to participate in the privatization process of health care systems and seek to achieve above-average growth in Eastern Europe and Asia; acquisitions will support these activities. In our clinic network outside North America, we continue to focus on improving our strategic position in selected markets.
      Path 3: Horizontal Expansion. We plan on pursuing new growth opportunities in the dialysis market by expanding our product portfolio beyond patient care and dialysis products. To this end, in 2006 we increased our activities in some areas of dialysis medication and will continue to do so in the future. Initially, we will focus on drugs regulating patients’ mineral and blood levels, including iron and Vitamin D supplements as well as phosphate binders. High phosphate levels in the blood can lead to medium-term damage of patients’ bones and blood vessels; in 2006, we acquired the phosphate binder business of Nabi Biopharmaceuticals which should provide additional opportunities to pursue this remedy.
      Path 4: Home Therapies. Around 11% of all dialysis patients perform dialysis at home with the remaining 89% treated in clinics. Still, we aim to achieve a long-term leading global position in the relatively small field of home therapies, including peritoneal dialysis and home hemodialysis. To achieve this goal, we can combine our comprehensive and innovative product portfolio with our expertise in patient care.
      We expect these strategic steps, expansion of our product portfolio horizontally through an increase of our dialysis drug activities (Path 3), further development of our home therapies (Path 4), organic growth in dialysis services (Path 1) and acquisitions (Path 2), to result in or lead to average annual revenue growth of about 6% to 9%, reaching approximately $11.5 billion in 2010. Our net income should increase by more than 10% a year, and our operating margin should exceed 15% in the medium term.
Our Competitive Strengths
      We believe that we are well positioned to meet our strategic objectives. Our competitive strengths include:
      Our Leading Market Position. We are the world’s largest kidney dialysis company, operating in the field of both dialysis products and the field of dialysis services. Based on publicly reported sales and number of patients treated, we are the largest dialysis company in the world. We use the insight we gain when treating patients in developing new and improved products. We believe that our size, our activities in both dialysis care and dialysis products and our concentration in specific geographic areas allow us to operate more cost-effectively than many of our competitors.
      Our Full Spectrum of Dialysis and Laboratory Services. We provide expanded and enhanced patient services, including laboratory services, to both our own clinics and those of third parties. In 2006, our subsidiary, Spectra Laboratories, the leading clinical laboratory provider in North America, performed more than 45 million tests for approximately 146,000 dialysis patients in over 2,100 clinics across the U.S., including clinics that we own or operate. We have developed disease state management methodologies, which involve the coordination of holistic patient care for ESRD patients and which we believe are attractive to managed care payors. We provide ESRD and chronic kidney disease management programs to about 3,500 patients. We also operate a surgical center for the management and care of vascular access for ESRD patients, which can decrease hospitalization.
      Differentiated Patient Care Programs from those of our Competitors. We believe that our UltraCare® Patient Care program offered at our North American dialysis facilities distinguishes and differentiates our patient care from that of our competitors. UltraCare® combines our latest product technology — the Optiflux® polysulfone single-use dialyzer, our 2008tm Hemodialysis Delivery System and Ultra Pure Dialysate — with our highly trained and skilled staff to offer our patients what we believe is a superior level of care. UltraCare® also utilizes several systems to allow the tailoring of treatment to meet individual patient needs.
      Our Reputation for High Standards of Patient Care and Quality Products and our Extensive Clinic Network. We believe that our reputation for providing high standards of patient care is a competitive advantage. With our large patient population, we have developed proprietary patient statistical databases which enable us to improve dialysis treatment outcomes, and further improve the quality and effectiveness of dialysis products. We believe that local physicians, hospitals and managed care plans refer their ESRD patients to our clinics for treatment due to:

•	our reputation for quality patient care and treatment;

•	our reputation for technologically advanced products for dialysis treatment; and

•	our extensive network of dialysis clinics, which enables physicians to refer their patients to conveniently located clinics.
      Our Position as an Innovator in Product and Process Technology. We are committed to technological leadership in both hemodialysis and peritoneal dialysis products. Our research and development teams focus on offering patients new products and therapies in the area of dialysis and other extracorporeal therapies to improve their quality of life and increase their life expectancy. We believe that our extensive expertise in patient treatment and clinical data will further enhance our ability to develop more effective products and treatment methodologies. Our ability to manufacture dialysis products on a cost-effective and competitive basis results in large part from our process technologies. Over the past several years, we have reduced manufacturing costs per unit through development of proprietary manufacturing technologies that have streamlined and automated our production processes.
      Our Complete Dialysis Product Lines with Recurring Disposable Products Revenue Streams. We offer broad and competitive hemodialysis and peritoneal dialysis product lines. These product lines enjoy broad market acceptance and enable us to serve as our customers’ single source for all of their dialysis machines, systems and disposable products.
      Our Worldwide Manufacturing Facilities. We operate state-of-the-art production facilities in all major regions — North America, Europe, Latin America and Asia-Pacific — to meet the demand for our dialysis products, including dialysis machines, dialyzers, and other equipment and disposables. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provides a competitive advantage in manufacturing our products. Our decentralized manufacturing structure adds to our economies of scale by reducing transportation costs.
Additional Information
      FMC-AG & Co. KGaA is registered with the commercial register of the local court (Amtsgericht) of Hof an der Saale, Germany, under the registration number HRB 4019. Our registered office (Sitz) is Hof an der Saale, Germany. Our business address is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany, telephone +49-6172-609-0.

THE EXCHANGE OFFER
      The summary below contains basic details about the exchange offer and is not intended to be complete. It does not contain all of the information that is important to you. The “Exchange Offer” section of this prospectus contains a more detailed description of the terms and conditions of the exchange offer.
      The exchange offer relates to the exchange of up to $500,000,000 aggregate principal amount of our 6 7/8% Senior Notes due 2017 that have been registered under the Securities Act for an equal aggregate principal amount of our restricted unregistered 6 7/8% Senior Notes due 2017 issued on July 2, 2007.
      The form and terms of the notes to be issued pursuant to the exchange offer are substantially the same as the form and terms of the restricted notes, except that the notes to be issued pursuant to the exchange offer have been registered under the Securities Act, will not bear legends restricting their transfer and will not be entitled to the conditional right to receive additional interest payments or to registration rights. We issued the restricted notes under an indenture which grants a number of rights. The notes to be issued pursuant to the exchange offer also will be issued under that indenture and will have the same rights under the indenture as the restricted notes. See “Description of the Notes.” Restricted notes tendered in the exchange offer must be tendered in minimum denominations of $75,000 and integral multiples of $1,000 in excess thereof. This exchange offer is intended to satisfy your exchange rights under the registration rights agreement we entered into in connection with the issuance of the restricted notes.

No minimum condition	We are not conditioning the exchange offer on the tender of any aggregate minimum principal amount of restricted notes.

Expiration date	The exchange offer will expire at midnight, New York City time, on January 24, 2008 unless we decide to extend the exchange offer.

Withdrawal rights	You may withdraw your tender at any time before the exchange offer expires.

Conditions to the exchange offer	The exchange offer is not subject to any condition other than that (1) the exchange offer does not violate any applicable law or applicable SEC staff interpretations and (2) no action or proceeding shall have been instituted in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to prevent us, the Issuer, and the other guarantors from proceeding with or completing the exchange offer. We reserve the right to terminate or end the exchange offer at any time before the expiration date if either of the foregoing conditions occurs. For additional information, see “The Exchange Offer — Certain conditions to the exchange offer.”

Procedures for tendering restricted notes	If you are a holder of restricted notes who wishes to accept the exchange offer, you must:

• arrange for Depository Trust Company to transmit certain required information, including an agent’s message forming part of a book-entry transfer in which you agree to be bound by the terms of the accompanying letter of transmittal, to the exchange agent in connection with a book-entry transfer; or

• complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, and mail or otherwise deliver the letter of transmittal to the exchange agent at the address provided in the section “The Exchange Offer — Exchange agent.”

Resale without further registration	We believe that you may resell or otherwise transfer the notes that you receive in the exchange offer without complying with the registration and prospectus delivery provisions of the Securities Act so long as you meet the following conditions:

• any notes to be received by you in the exchange offer will be acquired in the ordinary course of your business;

• you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the notes;

• you are not an affiliate (as defined in Rule 405 under the Securities Act) of us, the Issuer or any of the other guarantors;

• you are not engaged in, and do not intend to engage in, the distribution (within the meaning of the Securities Act) of the notes;

• if you are a broker-dealer, you will receive notes in exchange for restricted notes that were acquired for your own account as a result of market-making activities or other trading activities and you acknowledge that you will deliver a prospectus in connection with any resale of such notes;

• if you are a broker-dealer, you did not purchase the restricted notes being tendered in the exchange offer directly from us for resale pursuant to Rule 144A or Regulation S under the Securities Act or any other available exemption from registration under the Securities Act; and

• you are not acting on behalf of any person who could not truthfully make the foregoing representations.

By tendering your restricted notes, you will be making representations to this effect. You may incur liability under the Securities Act if:

• any of the representations listed above are not true; and

• you transfer any note issued to you in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act, unless the transfer otherwise meets an exemption from the registration requirements under the Securities Act.

We, the trustee and the exchange agent do not assume, or indemnify you against, liability under these circumstances which means that we, the trustee and the exchange agent will not protect you from any loss you incur as a result of any such liability.

Restrictions on resale by broker-dealers	Each broker-dealer that receives notes pursuant to this exchange offer in exchange for restricted notes that were acquired for its own account as a result of market-making or other trading activities (a “participating broker- dealer”), must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those notes. Participating broker-dealers who notify us may use this prospectus in connection with any resale until the earlier of (a) 180 days from the date on which the exchange offer registration statement is declared effective or (b) the date on which a broker-dealer is no longer required to deliver a prospectus, subject to exceptions, including all rights to suspend the use of this prospectus as described under “Plan of Distribution.” Each participating broker-dealer will be subject to certain of the civil liability provisions under the Securities Act in connection with resales made pursuant to this prospectus.

Special procedures for beneficial owners	If you beneficially own restricted notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your restricted notes in the exchange offer, you should contact the registered holder promptly and instruct it to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal, either arrange to have your restricted notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take a considerable amount of time and might not be possible to complete before the exchange offer expires.

Guaranteed delivery procedures	If you wish to tender your restricted notes and time will not permit your required documents to reach the exchange agent by the expiration date, or the procedures for book-entry transfer cannot be completed on time, you may tender your restricted notes according to the guaranteed delivery procedures described in the section “The Exchange Offer — Procedures for tendering restricted notes.”

Acceptance of restricted notes and delivery of notes	We will accept for exchange all restricted notes that are properly tendered in the exchange offer prior to midnight, New York City time, on the expiration date. The notes issued in the exchange offer will be delivered promptly following the expiration date. For additional information, see “The Exchange Offer — Acceptance of restricted notes for exchange; delivery of notes.”

Use of proceeds	We will not receive any proceeds from the issuance of notes in the exchange offer. We will pay for our expenses incident to the exchange offer.

Income tax considerations	The exchange of restricted notes for notes to be issued pursuant to the exchange offer will not be a taxable exchange for U.S. federal income tax purposes, or German income tax purposes, nor do we believe that the exchange will require that gain be recognized for Luxembourg tax purposes. For additional information, see “Certain Income Tax Considerations” in this prospectus.

Consequences of failure to exchange notes	Any restricted notes that are not tendered in exchange for notes to be issued pursuant to the exchange offer will remain restricted following the exchange offer and will continue to be subject to transfer restrictions and to bear interest at the same per annum rate of interest, but will not be entitled to any additional interest or registration rights under the registration rights agreement relating to the restricted notes. If restricted notes are tendered and accepted by us in the exchange offer, a holder’s ability to sell any restricted notes that remain restricted could be adversely affected and there may be no trading market for the restricted notes. See “Risk Factors — There is currently no public market for the notes being offered in the exchange offer” and “Risk Factors — The exchange offer could adversely affect any market for restricted notes that are not exchanged.”

Exchange agent	U.S. Bank National Association is serving as exchange agent in connection with the exchange offer.

THE NOTES
      The summary below contains the principal terms the notes and is not intended to be complete. Certain of the terms of the notes and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains a more detailed description of the terms and conditions of the notes.

Issuer	FMC Finance III S.A., a wholly owned subsidiary of Fresenius Medical Care AG & Co. KGaA, organized under the laws of Luxembourg. FMC Finance III S.A. has been organized for the purpose of issuing and selling the notes.

Notes Offered	$500,000,000 aggregate principal amount of 6 7/8% Senior Notes due 2017.

Maturity	July 15, 2017.

Interest Rate	Interest on the notes will accrue at the rate of 6 7/8% per annum, payable semi-annually in cash in arrears.

Interest Payment Dates	January 15 and July 15 of each year, beginning January 15, 2008. Holders whose restricted notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the restricted notes; provided, that if the expiration date of the exchange offer falls after a record date for payment of interest on the restricted notes but on or before the applicable interest payment date, the interest payable on such interest payment date shall be payable to the persons who were the record holders of the restricted notes as of such record date.

Guarantees	Fresenius Medical Care AG & Co. KGaA will unconditionally guarantee the obligations of the Issuer under the notes. Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland GmbH, both of which are subsidiaries of Fresenius Medical Care AG & Co. KGaA, will each unconditionally guarantee, jointly and severally with Fresenius Medical Care AG & Co. KGaA, the obligations of the Issuer under the notes. At a time when a guarantor (other than the Company) is no longer an obligor under our 2006 Credit Agreement (as amended, modified, renewed, refunded, replaced, restated or refinanced from time to time), such guarantor will no longer be a guarantor of the notes. Each subsidiary guarantee will not exceed the maximum amount that can be guaranteed by the applicable subsidiary guarantor without rendering the subsidiary guaranty, as it relates to the subsidiary guarantor, voidable or unenforceable under applicable laws affecting the rights of creditors generally or, in the case of Fresenius Medical Care Deutschland GmbH, under applicable law of Germany.

Ranking	The notes will be unsecured senior obligations of the Issuer. The notes will rank equally with all of the Issuer’s existing and future unsecured obligations that do not expressly provide that they are subordinated to the notes.

The Company’s guarantee, and the guarantees of the two subsidiary guarantors, will be unsecured senior obligations of the guarantors. The guarantees will:

• rank equally with all of the Company’s and the subsidiary guarantors’ respective obligations that do not expressly provide that they are subordinated to the guarantees;

• rank equally with the indebtedness under our 2006 Credit Agreement but will be effectively subordinated to such indebtedness to the extent of the collateral securing such indebtedness; and

• be effectively subordinated to the indebtedness of our subsidiaries that are not guarantors of the notes (including indebtedness of such subsidiaries under our 2006 Credit Agreement).

Each of our subsidiaries that is an obligor under our 2006 Credit Agreement is jointly and severally liable with the other borrowers and guarantors of the facility for the entire outstanding indebtedness under that facility, up to the maximum amount that can be guaranteed by the subsidiary without rendering any such guaranty void or unenforceable under applicable laws.

Optional Redemption	The notes may be redeemed, in whole or in part, at any time at a price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to the redemption date, plus a “make-whole” premium.

Change of Control	Upon the occurrence of a Change of Control and a Ratings Decline (each as defined herein), you have the right to require us to redeem all or any part of your notes at a redemption price in cash equal to 101% of their principal amount plus any accrued and unpaid interest. See “Description of the Notes — Change of Control.”

Certain Covenants	The indenture governing the notes contains various covenants that will limit our ability and the ability of our subsidiaries to, among other things:

• incur debt;

• incur liens;

• engage in sale-leaseback transactions; and

• merge or consolidate with other companies or sell our or our subsidiaries’ assets.

We will also be required to provide periodic financial reports to the trustee.

For more details, see “Description of the Notes — Certain Covenants.”

Use of Proceeds	We used the net proceeds from the offering of the restricted notes to repay indebtedness outstanding under the term loan portion of our 2006 Credit Agreement and under our accounts receivable facility (“A/R Facility”). We will not receive any cash proceeds from the issuance of the notes in the exchange offer.

Risk Factors	Investing in the notes involves substantial risks. See “Risk Factors” for a description of some of the risks you should carefully consider before investing in the notes.

Summary Historical Consolidated Financial Information
     The following table summarizes the consolidated financial information and certain other information for our business for each of the years 2002 through 2006 and as of and for the nine-month periods ended September 30, 2006 and 2007. For each of the years presented, we derived the selected financial information from our consolidated financial statements. We prepared our financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). We derived the selected consolidated financial data as of and for the nine-month periods ended September 30, 2007 and September 30, 2006 from our unaudited interim consolidated financial statements which are prepared in accordance with U.S. GAAP. We prepared our unaudited interim consolidated financial statements on a basis substantially consistent with our consolidated financial statements. The operations of Renal Care Group, Inc. (“RCG”) and related financing costs to acquire RCG are included in the statement of operations and other data commencing April 1, 2006; balance sheet data at September 30, 2007, and 2006 and at December 31, 2006 include the assets and liabilities and the debt incurred to finance the acquisition of RCG. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2007	2006	2006	2005	2004	2003	2002

	(in millions except Operating Data)
Statement of Operations Data:
Net revenues	$7,151	$6,147	$8,499	$6,772	$6,228	$5,528	$5,084
Cost of revenues	4,691	4,089	5,621	4,564	4,266	3,793	3,494

Gross profit	2,460	2,058	2,878	2,208	1,962	1,735	1,590
Selling, general and administrative	1,264	1,097	1,549	1,218	1,059	928	848
Gain on sale of dialysis clinics	—	(40)	(40)	—	—	—	—
Research and development	44	37	51	51	51	50	47

Operating income	1,152	964	1,318	939	852	757	695
Interest expense, net	281	255	351	173	183	211	226

Income before income taxes and minority interest	871	709	967	766	669	546	469
Net income	$520	$385	$537	$455	$402	$331	$290

Other Financial Data:
EBITDA(1)	$1,412	$1,186	$1,627	$1,190	$1,085	$974	$906
Net cash provided by operating activities	890	465	908	670	828	754	550
Net cash used in investing activities	(474)	(3,955)	(4,241)	(422)	(365)	(369)	(281)
Net cash (used in) provided by financing activities	(344)	3,512	3,383	(220)	(452)	(416)	(265)
Depreciation and amortization	260	221	309	251	233	216	211
Capital expenditures	386	288	467	315	279	291	239
Rental expenses (operating leases only)	344	296	414	335	323	303	270
Ratio of earnings to fixed charges	3.6	3.4	3.3	4.6	4.0	3.2	2.6
Operating Data:
No. of treatments	19,623,252	17,433,465	23,739,733	19,732,753	18,794,109	17,830,000	16,385,000
No. of patients	172,227	161,483	163,517	131,485	124,400	119,250	112,000
No. of clinics	2,221	2,085	2,108	1,680	1,610	1,560	1,480
Average revenue/treatment (U.S.)	$327	$318	$321	$297	$289	$278	$285

	September 30,		December 31,

	2007	2006	2006	2005	2004	2003	2002

	(in millions)
Balance Sheet Data:
Working capital	$836	$894	$1,036	$883	$508	$794	$526
Total assets	13,762	12,667	13,045	7,983	7,962	7,503	6,780

	September 30,		December 31,

	2007	2006	2006	2005	2004	2003	2002

	(in millions)
Total long-term debt (excluding current portion)	4,680	5,130	5,083	1,895	1,824	2,354	2,234
Shareholders’ equity	5,328	4,634	4,870	3,974	3,635	3,244	2,807
Capital stock — Preference shares — Nominal Value	4	3	4	91	85	85	85
Capital stock — Ordinary shares — Nominal Value	361	302	360	271	271	271	271

(1)	EBITDA (operating income plus depreciation and amortization) is the basis for determining compliance with certain covenants contained in our 2006 Credit Agreement, our Euro Notes and the indentures relating to the Senior Notes and our outstanding Trust Preferred Securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in our public filings with the Securities and Exchange Commission. A reconciliation of cash flow provided by operating activities to EBITDA is as follows:

	For the Nine
	Months Ended
	September 30,

	2007	2006

	in millions
Total EBITDA	$1,412	$1,186
Settlement of shareholder proceedings	—	(1)
Interest Expense (net of interest income)	(281)	(255)
Income tax expense, net	(331)	(314)
Change in deferred taxes, net	14	19
Changes in operating assets and liabilities	45	(115)
Tax payments related to divestitures and acquisitions	—	(75)
Stock-based compensation	16	12
Other items, net	15	8

Net cash provided by operations	$890	$465

	For the Years Ended December 31,

	2006	2005	2004	2003	2002

	in millions
Total EBITDA	$1,627	$1,190	$1,085	$974	$906
Settlement of shareholder proceedings	(1)	7	—	—	—
Interest expense (net of interest income)	(351)	(173)	(183)	(211)	(226)
Income tax expense, net	(413)	(309)	(265)	(213)	(175)
Change in deferred taxes, net	11	(4)	34	91	58
Changes in operating assets and liabilities	58	(45)	142	(18)	(47)
Tax payments related to divestitures and acquisitions	(64)	—	—	—	—
Stock-based compensation	17	1	2	1	1
Cash flow from Hedging	11	—	15	132	25
Loss on early redemption of trust preferred securities, net of tax	—	—	—	—	12
Other items, net	13	3	(2)	(2)	(4)

Net cash provided by operations	$908	$670	$828	$754	$550

RISK FACTORS
      You should carefully consider each of the following risks and all of the information set forth in this prospectus before exchanging your restricted notes. If any of the following risks and uncertainties develops into actual events, our business, financial condition or results of operations could suffer. In that case, the price of our notes could decline and you could lose all or part of your investment.
Risks Relating to Our Business
A significant portion of our North American profits are dependent on the services we provide to a small portion of our patients who are covered by private insurance.
      In recent reviews of dialysis reimbursement, the Medicare Payment Advisory Commission, also known as MedPAC, has noted that Medicare payments for dialysis services are less than the average costs that providers incur to provide the services. Since Medicaid rates are comparable to those of Medicare and because Medicare only pays us 80% of the Medicare allowable amount (the patient, Medicaid or secondary insurance being responsible for the remaining 20%), the amount we receive from Medicare and Medicaid is less than our average cost per treatment. As a result, the payments we receive from private payors both subsidize the losses we incur on services for Medicare and Medicaid patients and generate a substantial portion of the profits we report. We estimate that in North America, Medicare and Medicaid are the primary payors for approximately 80% of the patients to whom we provide care but that only 54% of our net revenues in 2006 were derived from Medicare and Medicaid. Therefore, if the private payors who pay for the care of the other 20% of our patients reduce their payments for our services, or if we experience a shift in our revenue mix toward Medicare or Medicaid reimbursement, then our revenue, cash flow and earnings would decrease, and our cash flow and profits would be disproportionately impacted.
      Over the last few years, we have generally been able to implement modest annual price increases for private insurers and managed care organizations, but government reimbursement has remained flat or has been increased at rates below typical consumer price index (“CPI”) increases. There can be no assurance of similar future price increases to private insurers and managed care organizations. Any reductions in reimbursement from private insurers and managed care organizations could adversely impact our operating results. Any reduction in our ability to attract private pay patients to utilize our dialysis services relative to historical levels could adversely impact our operating results. Any of the following events could have a material adverse effect on our operating results:

•	a portion of our business that is currently reimbursed by private insurers or hospitals may become reimbursed by managed care organizations, which generally have lower rates for our services; or

•	a portion of our business that is currently reimbursed by private insurers at rates based on our billed charges may become reimbursed under a contract at lower rates.
Our growth depends, in part, on our ability to continue to make acquisitions.
      The health care industry has experienced significant consolidation in recent years, particularly in the dialysis services sector. Our ability to make future acquisitions depends, in part, on our available financial resources and could be limited by restrictions imposed in the United States by the federal government or under our credit agreements. We may also need to borrow additional debt, assume significant liabilities or create additional expenses relating to intangible assets, any of which might reduce our reported earnings or our earnings per share and cause our stock price to decline. Any financing that we might need for future acquisitions might be available to us only on terms that restrict our business. Acquisitions that we complete are also subject to risks relating to, among other matters, integration of the acquired businesses (including combining the acquired company’s infrastructure and management information systems with ours, harmonization of its marketing, patient service and logistical procedures with ours and, potentially, reconciling divergent corporate and management cultures), possible non-realization of anticipated synergies from the combination, potential loss of key personnel or customers of the acquired companies, and the risk of assuming unknown liabilities not disclosed by the seller or not uncovered during due diligence. If we are not able to effect acquisitions on reasonable terms, there could be an adverse effect on our business, financial condition and results of operations.
      We also compete with other dialysis products and services companies in seeking suitable acquisition targets and the continuing consolidation of dialysis providers and combinations of dialysis providers with dialysis product manufacturers could affect future growth of our product sales. If we are not able to continue to effect acquisitions on reasonable terms, especially in the international area, this could have an adverse effect on our business, financial condition and results of operations.
Our competitors could develop superior technology or otherwise impact our product sales.
      We face numerous competitors in both our dialysis services business and our dialysis products business, some of which may possess substantial financial, marketing or research and development resources. Competition could materially adversely affect the future pricing and sale of our products and services. In particular, technological innovation has historically been a significant competitive factor in the dialysis products business. The introduction of new products by competitors could render one or more of our products less competitive or even obsolete.
Our pharmaceutical product business could lose sales to generic drug manufacturers.
      Our branded pharmaceutical product business is subject to significant risk as a result of competition from manufacturers of generic drugs. Either the expiration or loss of patent protection for one of our products, or the “at-risk” launch by a generic manufacturer of a generic version of one of our branded pharmaceutical products, could result in the loss of a major portion of sales of that branded pharmaceutical product in a very short period, which can adversely affect our business.
If physicians prescribe Aranesp® or CERA® or similar anemia fighting medications for hemodialysis patients or physicians, we could be less profitable.
      Administration of Epogen®, a synthetic drug for anemia management in dialysis, accounted for 21% of total revenues in our North America segment for the year ended December 31, 2006. In addition to Epogen®, Amgen has developed and obtained FDA approval for another drug to treat anemia that is marketed as Aranesp® (darbepoetin alfa). Similarly, Roche Laboratories has developed CERA®, which is under FDA review for use in the U.S. Aranesp® and CERA® are longer acting forms of bio-engineered proteins that, like Epogen®, can be used to treat anemia. Epogen® is usually administered in conjunction with each dialysis treatment. Aranesp® and CERA® can remain effective for two to four weeks. In the third quarter of 2007, revenue from the administration of Epogen was impacted by decreased utilization and reduced government reimbursement rates. If physicians shift prescriptions from Epogen® to Aranesp® or CERA® for the treatment of dialysis patients, then our earnings could be materially and adversely affected by any of the following factors:

•	the dosing volumes of Aranesp® or CERA® required to treat anemia in dialysis patients may be less than the corresponding volume of Epogen®, without an offsetting adjustment in relative reimbursement rates;

•	our margins realized from the administration of Aranesp® or CERA® could be lower than the margins realized on the administration of Epogen®; or

•	a shift in the method or site for administration of Aranesp® or CERA® to patients that excludes our Company from such administration and the related reimbursement for such products.
We are exposed to product liability and other claims which could result in significant costs and liability which we may not be able to insure on acceptable terms in the future.
      Health care companies are subject to claims alleging negligence, products liability, breach of warranty, malpractice and other legal theories that may involve large claims and significant defense costs whether or not liability is ultimately imposed. Health care products may also be subject to recalls and patent infringement claims. We cannot assure you that significant claims will not be asserted against us, that significant adverse verdicts will not be reached against us for patent infringements or that large scale recalls of our products will not become necessary. In addition, the laws of some of the countries in which we operate provide legal rights to users of pharmaceutical products that could increase the risk of product liability claims. Product liability and patent infringement claims, other actions for negligence or breach of contract and product recalls or related sanctions could result in significant costs. These costs could have a material adverse effect on our business, financial condition and results of operations. See “Business — Legal Proceedings.”
      While we have been able to obtain liability insurance in the past to cover our business risks, we cannot assure you that such insurance will be available in the future either on acceptable terms or at all. In addition, Fresenius Medical Care Holdings, Inc. (“FMCH”), our largest subsidiary and the holding company for our North American operations, is partially self-insured for professional, product and general liability, auto liability and worker’s compensation claims, up to pre-determined levels above which our third-party insurance applies. A successful claim in excess of the limits of our insurance coverage could have a material adverse effect on our business, results of operations and financial condition. Liability claims, regardless of their merit or eventual outcome, also may have a material adverse effect on our business and reputation, which could in turn reduce our sales and profitability.
If physicians and other referral sources cease referring patients to our dialysis clinics or cease purchasing our dialysis products, our revenues would decrease.
      Our dialysis services business is dependent upon patients choosing our clinics as the location for their treatments. Patients may select a clinic based, in whole or in part, on the recommendation of their physician. We believe that physicians and other clinicians typically consider a number of factors when recommending a particular dialysis facility to an end-stage renal disease patient, including, but not limited to, the quality of care at a clinic, the competency of a clinic’s staff, convenient scheduling, and a clinic’s location and physical condition. Physicians may change their facility recommendations at any time, which may result in the transfer of our existing patients to competing clinics, including clinics established by the physicians themselves. At most of our clinics, a relatively small number of physicians account for the referral of all or a significant portion of the patient base. Our dialysis care business also depends on recommendations by hospitals, managed care plans and other health care institutions. If a significant number of physicians, hospitals or other health care institutions cease referring their patients to our clinics, this would reduce our dialysis care revenue and could materially adversely affect our overall operations.
      The decision to purchase our dialysis products and other services or competing dialysis products and other services will be made in some instances by medical directors and other referring physicians at our dialysis clinics and by the managing medical personnel and referring physicians at other dialysis clinics, subject to applicable regulatory requirements. A decline in physician recommendations or recommendations from other sources for purchases of our products or ancillary services would reduce our dialysis product and other services revenue, and could materially adversely affect our business, financial condition and results of operations.
If we are unable to attract and retain skilled medical, technical and engineering personnel, we may be unable to manage our growth or continue our technological development.
      Our continued growth in the provider business will depend upon our ability to attract and retain skilled employees, such as highly skilled nurses and other medical personnel. Competition for those employees is intense and the current nursing shortage in North America has increased our personnel and recruiting costs. Moreover, we believe that future success in the provider business will be significantly dependent on our ability to attract and retain qualified physicians to serve as medical directors of our dialysis clinics. If we are unable to achieve that goal or if doing so requires us to bear increased costs this could adversely impact our growth and results of operations.
      Our dialysis products business depends on the development of new products, technologies and treatment concepts to be competitive. Competition is also intense for skilled engineers and other technical research and development personnel. If we are unable to obtain and retain the services of key personnel, the ability of our officers and key employees to manage our growth would suffer and our operations could suffer in other respects. These factors could preclude us from integrating acquired companies into our operations, which could increase our costs and prevent us from realizing synergies from acquisitions. Lack of skilled research and development personnel could impair our technological development, which would increase our costs and impair our reputation for production of technologically advanced products.
We face specific risks from international operations.
      We operate dialysis clinics in over 25 countries and sell a range of equipment, products and services to customers in over 100 countries. Our international operations are subject to a number of risks, including the following:

•	the economic situation in developing countries could deteriorate;

•	fluctuations in exchange rates could adversely affect profitability;

•	we could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems;

•	local regulations could restrict our ability to obtain a direct ownership interest in dialysis clinics or other operations;

•	political and economic instability, especially in developing and newly industrializing countries, could disrupt our operations;

•	some customers and governments could have longer payment cycles, with resulting adverse effects on our cash flow; and

•	some countries could impose additional taxes or restrict the import of our products.
      Any one or more of these factors could increase our costs, reduce our revenues, or disrupt our operations, with possible material adverse effects on our business, financial condition and results of operations.
Diverging views of the financial authorities could require us to make additional tax payments.
      We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of these audits and, in 2005 and 2006, we paid $78 million and $99 million, respectively, in connection with tax audits in Germany and the U.S., respectively. We are contesting and, in some cases, appealing certain of these unfavorable determinations. We may be subject to additional unfavorable adjustments and disallowances in connection with ongoing audits. If our objections and any final audit appeals are unsuccessful, we could be required to make additional tax payments. We are not currently able to determine the timing of these potential additional tax payments. If all potential additional tax payments were to become due contemporaneously, it could have a material adverse impact on our operating cash flow in the relevant reporting period.
Because we are not organized under U.S. law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws.
      Under the pooling agreement that we have entered into for the benefit of minority holders of our ordinary shares and holders of our preference shares (including, in each case, holders of American Depositary Receipts representing beneficial ownership of such shares), we have agreed to furnish quarterly reports to the SEC, to prepare annual and quarterly financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), and to furnish information to the SEC with respect to annual and general meetings of our shareholders. These pooling agreements also require that the supervisory board of Fresenius Medical Care Management AG, our general partner, include at least two members who do not have any substantial business or professional relationship with Fresenius SE (formerly called Fresenius AG), Fresenius Medical Care Management AG or FMC-AG & Co. KGaA and its affiliates and requires the consent of those independent directors to certain transactions between us and Fresenius SE and its affiliates.
      We are a “foreign private issuer,” as defined in the SEC’s regulations, and consequently we are not subject to all of the same disclosure requirements applicable to domestic companies. We are exempt from the SEC’s proxy rules, and our annual reports contain less detailed disclosure than reports of domestic issuers regarding such matters as management, executive compensation and outstanding options, beneficial ownership of our securities and certain related party transactions. Also, our officers, directors and beneficial owners of more than 10% of our equity securities are exempt from the reporting requirements and short-swing profit recovery provisions of Section 16 of the Securities Exchange Act of 1934. We are also generally exempt from most of the governance rule revisions recently adopted by the New York Stock Exchange, other than the obligation to maintain an audit committee in accordance with Rule 10A-3 under the Securities Exchange Act of 1934, as amended. These limits on available information about our company and exemptions from many governance rules applicable to U.S. domestic issuers may adversely affect the market prices for our securities, including the notes.
Risks Relating to Litigation and Regulatory Matters
If we do not comply with the many governmental regulations applicable to our business or with the corporate integrity agreement between us and the U.S. government, we could be excluded from government health care reimbursement programs or our authority to conduct business could be terminated, either of which would result in a material decrease in our revenue.
      Our operations in both our provider business and our products business are subject to extensive governmental regulation in virtually every country in which we operate. We are also subject to other laws of general applicability, including antitrust laws. The applicable regulations, which differ from country to country, cover areas that include:

•	the quality, safety and efficacy of medical and pharmaceutical products and supplies;

•	the operation of manufacturing facilities, laboratories and dialysis clinics;

•	accurate reporting and billing for government and third-party reimbursement; and

•	compensation of medical directors and other financial arrangements with physicians and other referral sources.
      Failure to comply with one or more of these laws or regulations may give rise to a number of legal consequences. These include, in particular, monetary and administrative penalties, increased costs for compliance with government orders, complete or partial exclusion from government reimbursement programs or complete or partial curtailment of our authority to conduct business. Any of these consequences could have a material adverse impact on our business, financial condition and results of operations.
      The Company’s pharmaceutical products are subject to detailed, rigorous and continually changing regulation by the U.S. Food and Drug Administration (“FDA”), and numerous other national, supranational, federal and state authorities. These include, among other things, regulations regarding manufacturing practices, product labeling, quality control, quality assurance, advertising and post-marketing reporting, including adverse event reports and field alerts due to manufacturing quality concerns. In addition, the Company’s facilities and procedures and those of its suppliers are subject to periodic inspection by the FDA and other regulatory authorities. The FDA may suspend, revoke, or adversely amend the authority necessary for manufacture, marketing, or sale of supplies. The Company and its suppliers must incur expenses and spend time and effort to ensure compliance with these complex regulations, and if such compliance is not maintained, could be subject to significant adverse regulatory actions in the future. These possible regulatory actions could include warning letters, fines, damages, injunctions, civil penalties, recalls, seizures of the Company’s products and criminal prosecution. These actions could result in, among other things, substantial modifications to the Company’s business practices and operations; refunds, recalls or seizures of the Company’s products; a total or partial shutdown of production in its suppliers’ facilities while the alleged violation is remedied; and withdrawals or suspensions of current products from the market. Any of these events, in combination or alone, could disrupt the Company’s business and have a material adverse effect on the Company’s revenues, profitability and financial condition.
      Fresenius Medical Care Holdings, Inc. (“FMCH”), our principal North American subsidiary, is party to a corporate integrity agreement with the U.S. government. This agreement, which was signed on January 18, 2000 in conjunction with a settlement of claims previously asserted against FMCH, requires that FMCH maintain a comprehensive compliance program, including a staff of sufficient compliance personnel, a written code of conduct, training programs, regulatory compliance policies and procedures, annual audits and periodic reporting to the government. The corporate integrity agreement permits the U.S. government to exclude FMCH and its subsidiaries from participation in U.S. federal health care programs (in particular, Medicare and Medicaid) if there is a material breach of the agreement that FMCH does not cure within thirty days after FMCH receives written notice of the breach. We derive approximately 38% of our consolidated revenue from U.S. federal health care benefit programs. Consequently, if FMCH commits a material breach of the corporate integrity agreement that results in the exclusion of FMCH or its subsidiaries from continued participation in those programs, it would significantly decrease our revenue and have a material adverse effect on our business, financial condition and results of operations. Exclusion from U.S. federal healthcare programs would likely cause hospitals, other providers and private insurers to reduce or terminate their business with us.
      We rely upon our management structure, regulatory and legal resources and the effective operation of our compliance programs to direct, manage and monitor our operations to comply with government regulations and the corporate integrity agreement. If employees were to deliberately or inadvertently fail to adhere to these regulations, then our authority to conduct business could be terminated and our operations could be significantly curtailed. Such actions could also lead to claims for repayment or other sanctions. Any such terminations or reductions could materially reduce our sales, with a resulting material adverse effect on our business, financial condition and results of operations.
      In 2004, FMCH and its Spectra Renal Management subsidiary and RCG received subpoenas from the U.S. Department of Justice, Eastern District of New York, in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to our operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. We are cooperating with the government’s requests for information. While we believe that we have complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on our business, financial condition, and results of operations.
      FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received a subpoena from the U.S. Attorney for the Eastern District of Missouri, in connection with a joint civil and criminal investigation. FMCH received its subpoena in April 2005. RCG received its subpoena in August 2005. The subpoenas require production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures, anemia management programs, RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. The Office of the Inspector General of the U.S. Department of Health and Human Services and the U.S. Attorney’s office for the Eastern District of Texas have also confirmed that they are participating in the review of the anemia management program issues raised by the U.S. Attorney’s office for the Eastern District of Missouri. On July 16, 2007, the U.S. Attorney’s office filed a civil complaint against RCG and FMCH in its capacity as RCG’s current corporate parent in the United States District Court, Eastern District of Missouri. The complaint seeks money damages and penalties with respect to issues arising out of the operation of RCG’s Method II supply company through 2005, prior to the date of FMCH’s acquisition of RCG. The complaint is styled United States of America ex rel. Julie Williams et al. vs. Renal Care Group and Renal Care Group Supply Company and FMCH. The Company believes that RCG’s operation of its Method II supply company was in compliance with applicable law and will defend this litigation vigorously. We will continue to cooperate in the ongoing investigation. An adverse determination in this investigation or litigation or any settlement arising out of this investigation or litigation could result in significant financial penalties and any adverse determination in any litigation arising out of the investigation could have a material adverse effect on the Company’s business, financial condition and results of operations.
A change in U.S. government reimbursement for dialysis care could materially decrease our revenues and operating profit.
      For the twelve months ended December 31, 2006, approximately 38% of our consolidated revenues resulted from Medicare and Medicaid reimbursement. Legislative changes or changes in government reimbursement practice may affect the reimbursement rates for the services we provide, as well as the scope of Medicare and Medicaid coverage. A decrease in Medicare or Medicaid reimbursement rates or covered services could have a material adverse effect on our business, financial condition and results of operations. In December 2003, the Medicare Prescription Drug Modernization and Improvement Act was enacted. For information regarding the effects of this legislation on reimbursement rates, see “Business — Regulatory and Legal Matters — Reimbursement.”
A reduction in reimbursement for or a change in the utilization of EPO could materially reduce our revenue and operating profit. An interruption of supply or our inability to obtain satisfactory terms for EPO could reduce our revenues.
      Reimbursement and revenue from the administration of erythropoietin, or EPO, accounted for approximately 21% of total revenue in our North America segment for the year ended December 31, 2006. Synthetic EPO is produced in the U.S. by a single source manufacturer, Amgen Inc., under the brand names Epogen® (epoeitin alfa) and Aranesp® (darbepoetin alfa). Our contract with Amgen USA, Inc., a subsidiary of Amgen, Inc., covers the period from October 1, 2006 to December 31, 2011. Pricing is based on Amgen’s list price and is subject to change. An increase in Amgen’s price for EPO without a corresponding and timely increase in reimbursement for EPO by the Centers for Medicare and Medicaid Services (“CMS”), a reduction of the current overfill amount in EPO vials which we currently use (liquid medications, such as EPO, typically include a small overfill amount to ensure that the fill volume can be extracted from the vial as administered to the patient), or an interruption of supply could reduce our revenues from, or increase our costs in connection with, the administration of EPO, which could materially adversely affect our business, financial condition and results of operations.
      On April 1, 2006, CMS implemented a new national policy for claims for Epogen® and Aranesp® administered to ESRD patients in renal dialysis facilities. Specifically, CMS expects a 25% reduction in the dose administered to an ESRD patient whose hematocrit level reaches 39.0 (or hemoglobin of 13.0). If the dose is not reduced by 25%, CMS will pay the claim as if the dose reduction had occurred. See “Business — Regulatory and Legal Matters — Reimbursement.” A decrease in EPO reimbursement or a change in EPO utilization, caused, for example, by CMS’ new anemia monitoring policy, could have a material adverse effect on our business, financial condition, and results of operations.
      In addition in November 2006, the FDA issued an alert regarding a newly published clinical study showing that patients treated with an erythropoiesis-stimulating agent (“ESA”) such as EPO and dosed to a target hemoglobin concentration of 13.5 g/dL are at a significantly increased risk for serious and life threatening cardiovascular complications, as compared to use of the ESA to target a hemoglobin concentration of 11.3 g/dL. The alert recommended, among other things, that physicians and other health care professionals should consider adhering to dosing to maintain the recommended target hemoglobin range of 10 to 12 g/dL. Subsequently, in March 2007, at the request of the FDA, the manufacturer of Epogen® and Aranesp® added a blackbox safety warning (the highest level of safety warning imposed by the FDA) to its package label dosing instructions. In April 2007, the National Kidney Foundation amended its anemia management guidelines for anemia management (“K/ DOQI”). We recommend that treating physicians review and understand the package label insert and the K/ DOQI guidelines as they make their anemia management decisions. If physicians change their prescribing patterns for ESRD patients in response to the revisions to the EPO package label insert or the amendments to the K/ DOQI guidelines and any such changes result in a material decrease in the aggregate volume of EPO administered in our facilities, it would have a material adverse impact on our revenues, earnings and cash flows.
Managed care plans usually negotiate lower reimbursement rates than other health plans. As such plans grow, amounts paid for our services and products by non-governmental payors could decrease.
      We obtain a significant portion of our revenues from reimbursement provided by non-governmental third-party payors, such as private medical insurers. Although non-governmental payors generally pay at higher reimbursement rates than governmental payors, managed care plans generally negotiate lower reimbursement rates than indemnity insurance plans. Some managed care plans and indemnity plans also utilize a capitated fee structure or limit reimbursement for ancillary services.

      The increasing consolidation in the commercial insurance sector in the United States has put us under increasing pressure to limit the rate of increase or even reduce the prices for our services and products. If managed care plans in the United States reduce reimbursements, our sales could decrease. This could have a material adverse effect on our financial condition and results of operations.
If our joint ventures violate the law, our business could be adversely affected.
      A number of the dialysis centers we operate are owned by joint ventures in which we hold a controlling interest and one or more hospitals, physicians or physician practice groups hold a minority interest. The physician owners may also provide medical director services to those centers or other centers we own and operate. Substantially all of these joint ventures were acquired in the RCG Acquisition. While we have structured our joint ventures to comply with many of the criteria for safe harbor protection under the federal Anti-Kickback Statute, our investments in these joint venture arrangements do not satisfy all elements of such safe harbor. While we have established comprehensive compliance policies, procedures and programs to ensure ethical and compliant joint venture business operations, if one or more of our joint ventures were found to be in violation of the Anti-Kickback Statute or the Stark Law, we could be required to restructure or terminate them. We also could be required to repay to Medicare amounts received by the joint ventures pursuant to any prohibited referrals, and we could be subject to monetary penalties and exclusion from Medicare, Medicaid and other federal and state health care programs. Imposition of any of these penalties could have a material adverse effect on our business, financial condition and results of operations.
Proposals for health care reform could decrease our revenues and operating profit.
      The U.S. federal and certain U.S. state governments have been considering proposals to modify their current health care systems to improve access to health care and control costs. See “Business — Regulatory and Legal Matters — Reimbursement — U.S.” for a discussion of the Medicare Prescription Drug Modernization and Improvement Act of 2003. Other countries, especially those in Western Europe, are also considering health care reform proposals that could materially alter their government-sponsored health care programs by reducing reimbursement payments. Any reduction could affect the pricing of our products and the profitability of our services, especially as we intend to expand our international business. We cannot predict whether and when these reform proposals will be adopted in countries in which we operate or what impact they might have on us. Any decrease in spending or other significant changes in state funding in countries in which we operate, particularly significant changes in the U.S. Medicare and Medicaid programs, could reduce our sales and profitability and have a material adverse effect on our business, financial condition and results of operations.
Risks Relating to the Notes
Our substantial indebtedness could adversely affect our financial condition, prevent us from fulfilling our obligations under our debt securities or implementing certain elements of our business strategy.
      We currently have, and after this offering will continue to have, a substantial amount of indebtedness, including indebtedness incurred to finance the RCG Acquisition. The following table shows important credit statistics for our Company as of September 30, 2007:

	As of September 30, 2007

	(in millions)
Total debt, including Trust Preferred Securities and current maturities	$5,513
Shareholders’ equity	5,328
Total debt to shareholders’ equity	1.0	x
Ratio of earnings to fixed charges	3.6

      Our substantial indebtedness could adversely affect our financial condition which could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations under our debt securities, including the notes;

•	increase our vulnerability to general adverse economic conditions;

•	limit our ability to obtain necessary financing and to fund future working capital, capital expenditures and other general corporate requirements;

•	require us to dedicate a substantial portion of our cash flow from operations, as well as the proceeds of certain financings and asset dispositions, to payments on our indebtedness, thereby reducing the availability of our cash flow and such proceeds to fund working capital, capital expenditures and for other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

•	place us at a competitive disadvantage compared to our competitors that have less debt;

•	limit our ability to pursue acquisitions and sell assets; and

•	limit our ability to borrow additional funds.
      Our ability to make payments on and to refinance our indebtedness, including the notes, will depend on our ability to generate cash in the future, which is dependent on various factors. These factors include governmental and private insurer reimbursement rates for dialysis treatment, the growth of the dialysis patient population and general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition and Results of Operations — Overview.”
Restrictive covenants in our debt instruments limit our ability to engage in certain transactions and could diminish our ability to make payments on our indebtedness, including the notes.
      Our 2006 Credit Agreement, European Investment Bank (“EIB”) Agreements, Euro Notes and the indentures relating to our Trust Preferred Securities include covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2006 Credit Agreement, we are obligated to maintain a minimum consolidated fixed charge ratio (ratio of EBITDAR — consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) plus rent — to consolidated fixed charges) and subject to a maximum consolidated leverage ratio (ratio of consolidated funded debt to EBITDA).
      Our 2006 Credit Agreement and our indentures include other covenants which, among other things, restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends and other restricted payments, create liens or make capital expenditures, investments or acquisitions. These covenants may otherwise limit our activities. The breach of any of the covenants could result in a default and acceleration of the indebtedness under the 2006 Credit Agreement or the indentures, which could, in turn, create additional defaults and acceleration of the indebtedness under the agreements relating to our other long-term indebtedness which would have an adverse effect on our business, financial condition and results of operations.
Despite our substantial indebtedness, we may still be able to incur significantly more debt; this could intensify the risks described above.
      Despite our significant indebtedness, we may incur additional indebtedness in the future, provided that such indebtedness does not exceed the limit on senior indebtedness imposed by, or is subordinate to the indebtedness under, our 2006 Credit Agreement and such indebtedness is permitted to be incurred under the indenture governing the notes and the indentures relating to our Trust Preferred Securities. If additional debt is added to our current substantial debt levels, the related risks that we now face could intensify. For more information on our borrowing ability, see “Description of Certain Indebtedness” and “Description of the Notes.”

We obtain substantially all of our income from our subsidiaries, and our holding company structure may limit our ability to realize on the assets of our subsidiaries.
      We are a holding company and, consequently, we derive substantially all of our operating income from our subsidiaries. While the notes are guaranteed by us and by our principal German subsidiary and our principal U.S. subsidiary, certain of our other subsidiaries are obligors under our 2006 Credit Agreement and other indebtedness and may incur additional indebtedness in the future. Our and the other guarantors’ right to receive any assets of any of our respective subsidiaries or other affiliates upon any reorganization or liquidation, and the right of the holders of the notes to participate in the distribution of or realize proceeds from those assets, will effectively be subordinated to the claims of creditors of those subsidiaries and affiliates, including their trade creditors and holders of debt they have issued (including, in the case of some of our and the guarantors’ principal subsidiaries, debt issued under our 2006 Credit Agreement). In addition to our senior indebtedness, our subsidiaries have significant liabilities which would effectively be senior to the notes and the guarantees.
We may not be able to make a change of control redemption upon demand.
      Upon the occurrence of certain specified change of control events, we will be required to offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued but unpaid interest. We will also be required to offer to repurchase certain of our other outstanding obligations, including our Trust Preferred Securities. We cannot assure you that if an event that requires us to offer to repurchase the notes occurs, that we will have or have access to, sufficient funds to pay the required purchase price for all of the notes tendered to us by the holders. Our failure to purchase tendered notes would constitute a default under the indenture governing the notes, which, in turn, would constitute a default under our 2006 Credit Agreement. In addition, our 2006 Credit Agreement provides that some changes of control would constitute defaults under our 2006 Credit Agreement.
If we default on our obligations to pay our indebtedness, we may not be able to make payments on the notes.
      If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including covenants in the 2006 Credit Agreement and the indenture governing the notes), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be immediately due and payable, together with accrued and unpaid interest, and the lenders under the 2006 Credit Agreement could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets. If our operating performance declines, we may in the future need to obtain waivers from the required lenders under the 2006 Credit Agreement to avoid being in default. The required lenders may be unwilling to grant any such waiver. If this occurs, we would be in default under the 2006 Credit Agreement and the lenders could exercise their rights as described above.
Federal and state laws allow courts, under specific circumstances, to void guarantees and to require you to return payments received from guarantors.
      Although holders of the notes offered hereby will be direct creditors of the guarantors by virtue of the guarantees, existing or future creditors of any guarantor could avoid or subordinate that guarantor’s guarantee under the fraudulent conveyance laws if they were successful in establishing that:

•	the guarantee was incurred with fraudulent intent; or

•	the guarantor did not receive fair consideration or reasonably equivalent value for issuing its guarantee and

—	was insolvent at the time of the guarantee;

—	was rendered insolvent by reason of the guarantee;

—	was engaged in a business or transaction for which its assets constituted unreasonably small capital to carry on its business; or

—	intended to incur, or believed that it would incur, debt beyond its ability to pay such debt as it matured.
      The measures of insolvency for purposes of determining whether a fraudulent conveyance occurred vary depending upon the laws of the relevant jurisdiction and upon the valuation assumptions and methodology applied by the court. Generally, however, a company would be considered insolvent for purposes of the foregoing if:

•	the sum of the company’s debts, including contingent, unliquidated and unmatured liabilities, is greater than all of such company’s property at a fair valuation; or

•	if the present fair saleable value of the company’s assets is less than the amount that will be required to pay the probable liability on its existing debts as they become absolute and matured.
      We cannot assure you as to what standard a court would apply in order to determine whether a guarantor was “insolvent” as of the date its guarantee was issued, and we cannot assure you that, regardless of the method of valuation, a court would not determine that any guarantors were insolvent on that date. The subsidiary guarantees could be subject to the claim that, since the guarantees were incurred for our benefit, and only indirectly for the benefit of the other guarantors, the obligations of the guarantors thereunder were incurred for less than reasonably equivalent value or fair consideration.
German insolvency laws may preclude the recovery of payments due under the guarantees.
      Any insolvency proceeding with regard to the Company or Fresenius Medical Care Deutschland GmbH would most likely be based on and governed by the insolvency laws of Germany, the jurisdiction under which they are organized and in which all of their assets are located. The provisions of such insolvency laws differ substantially from U.S. bankruptcy laws and may in many instances be less favorable to holders of the notes than comparable provisions of U.S. law.
      In particular, the insolvency administrator (Insolvenzverwalter) may challenge transactions which are deemed detrimental to insolvency creditors which were effected prior to the commencement of insolvency proceedings. Such transactions can include the payment of any amounts to the holders of the notes as well as providing credit support for their benefit. The administrator’s right to challenge transactions under the German Insolvency Code (Insolvenzordnung) can, depending on the circumstances, extend to transactions during the ten-year period prior to the petition for commencement of insolvency proceedings. In the event such a transaction were successfully avoided, holders of the notes would be under an obligation to repay the amounts received or to waive the guarantees. In addition, a creditor who has obtained an enforcement order has the right to avoid certain transactions, such as the payment of debt and the granting of security pursuant to the German Code on Avoidance (Anfechtungsgesetz). In particular, a transaction (which term includes the provision of security or the payment of debt) may be avoided in the following cases:

•	a transaction by the debtor that is directly detrimental to insolvency creditors if it was effected (i) during the three-month period prior to the petition for commencement of the insolvency proceedings and the debtor was unable to make payments when due at the time of the transaction and the beneficiary of the transaction had positive knowledge thereof at such time, or (ii) after a petition for the commencement of insolvency proceedings and the beneficiary of the transaction had knowledge of either the debtor’s inability to make payments when due or of the petition for commencement of insolvency proceedings at the time of the transaction;

•	the transaction was entered into during the ten-year period prior to a petition for the commencement of insolvency proceedings over the assets of the debtor with the actual intent to hinder, delay, prejudice, damage or defraud creditors of the debtor, provided that the beneficiary of such transaction had positive knowledge of the debtor’s intend at the time of the transaction;

•	the transaction granting an insolvency creditor security or satisfaction to which such creditor had no right or no right to claim in such manner or at such time it was entered into and such transaction took place (i) within the month prior to the petition or the commencement of insolvency proceedings over the assets of the debtor; (ii) within the second or third month preceding such a petition and the debtor (i.e. the grantor of the guarantee or security) was unable to make payments when due at the time of such transaction; or (iii) within the second and third month prior to the petition for commencement and the creditor had positive knowledge at the time of the transaction that it was detrimental and disadvantageous to the creditors of the grantor of such guarantee or security;

•	the transaction granting an insolvency creditor security or satisfaction was entered into (i) within the three-month period prior to the petition for the commencement of insolvency proceedings over the assets of the debtor and the debtor was insolvent or was rendered insolvent because of the transaction and the creditor had positive knowledge thereof or (ii) following a petition for the commencement of the insolvency proceedings and the creditor had positive knowledge of either the debtor’s inability to make payments when due or of the petition for commencement at the time of the transaction; or

•	the transaction was entered into within the last three months prior to the petition for the commencement of insolvency proceedings over the assets of the debtor and the debtor did not receive fair consideration or reasonably equivalent value in the transaction and was (i) insolvent or was rendered insolvent because of the transaction; (ii) undercapitalized or became undercapitalized because of the transaction; or (iii) intended to incur, or believed that it would incur, indebtedness beyond its ability to pay at maturity.
      Generally, the Company or Fresenius Medical Care Deutschland GmbH would be considered insolvent if it could not pay its debts as they become due or if its liabilities exceed its assets. If their guarantees were avoided or held unenforceable for any other reason, you would cease to have any claim in respect of their notes and the guarantees. Any amounts obtained from a transaction that has been avoided would have to be repaid.
      Where the voidability of a transaction depends on the knowledge of certain circumstances, it is possible that the creditor will be deemed to have knowledge of aspects that are known to a third party. For example, it is likely that note holders will be deemed to have knowledge of these circumstances that are known to the Trustee.
The Issuer has no assets other than intercompany receivables and no source of income other than payments due from us and our subsidiaries.
      The Issuer has been organized solely for the purpose of:

•	issuing and selling the notes;

•	advancing the proceeds of the notes to us and our subsidiaries;

•	becoming a guarantor under our 2006 Credit Agreement;

•	conducting an exchange offer; and

•	engaging in only those other activities necessary, convenient or incidental thereto.
      The Issuer advanced the proceeds of the notes to us and our subsidiaries. Therefore, the only assets of the Issuer are intercompany receivables that were created when the Issuer advanced the proceeds from the notes to us and our subsidiaries. The Issuer’s ability to make interest and other payments on the notes is wholly dependent upon us and our subsidiaries making payments on the intercompany obligations that we owe to the Issuer as and when required which is, in turn, subject to the risks and other matters described in this prospectus.
There is currently no public market for the notes being offered in the exchange offer.
      Prior to the sale of the restricted notes, there was been no public market for such notes and we cannot assure you that, not withstanding the registration of the notes being offered by this prospectus under the Securities Act, any such market will develop for the notes or as to the liquidity of any such market if one should develop, your ability to sell your notes or the price at which you would be able to sell your notes. If such a market were to exist, any of the notes could trade at prices that may be lower than the principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance. We intend to apply to include the notes on the official list of the Luxembourg Stock Exchange for trading on the Euro MTF market.
      The initial purchasers of the restricted notes have advised us that they presently intend to make a market in the notes. The initial purchasers are not obligated, however, to make a market in the notes, and they may discontinue any such market-making at any time in their sole discretion. In addition, any market-making activity will be subject to the limits imposed by the Exchange Act. Accordingly, we cannot assure you as to the development or liquidity of any market for any of the notes.

The exchange offer could adversely affect any market for restricted notes that are not exchanged.
      The restricted notes were offered and sold without registration under the Securities Act or any state or foreign securities law and therefore may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an exemption from those requirements. The transfer of the restricted notes is also subject to other conditions and restrictions set forth in the indenture. If you do not exchange your restricted notes for notes to be issued in the exchange offer by properly tendering them, your restricted notes will continue to be subject to these restrictions and the restrictions on transfer described in the legend on the restricted notes. In general, you may only offer or sell the restricted notes if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. As we do not intend to register the restricted notes under the Securities Act, if the exchange offer is completed, holders of restricted notes that have not been exchanged who seek liquidity in their investment would have to rely on exemptions from the registration requirements under the securities laws, including the Securities Act. Consequently, holders of restricted notes who do not participate in the exchange offer could experience significant diminution in the value of their restricted notes compared to the value of the notes.
      If any restricted notes are tendered and accepted by us in the exchange offer, there may be no trading market for the restricted notes that remain outstanding and the ability of a holder of such restricted notes to sell the restricted notes could be adversely affected. To the extent that restricted notes are tendered and accepted by us in the exchange offer, the principal amount of outstanding restricted notes will decrease, which will likely adversely affect the liquidity of any trading market for the restricted notes that may exist.
      In connection with the offering of the restricted notes, we and the guarantors entered into a registration rights agreement. The registration rights agreement provides, in general and among other things, that if we do not consummate the exchange offer by a specified date, additional interest will be payable on the restricted notes until the exchange offer is consummated. Following completion of the exchange offer, the restricted notes will not be entitled to any additional interest (except as provided under “The Exchange Offer — Additional Interest”) or to registration rights under the registration rights agreement and will continue to bear interest at the per annum rate originally applicable to such restricted notes.

THE ISSUER
      The Issuer is a corporation (société anonyme) organized and existing under the laws of Luxembourg and is a wholly-owned subsidiary of the Company. The Issuer has been incorporated for an unlimited duration and has a subscribed capital amount of $50,000.
      The corporate object of the Issuer is the taking of participating interests, in any form whatsoever, in other Luxembourg or foreign companies, as well as the ownership, management and development of such participating interests.
      The Issuer may borrow in any form and proceed to the issuance of bonds, notes, convertible bonds and debentures. The Issuer may grant any assistance, loan, advance, or guarantee to the companies in which it has a direct or indirect participating interest, or to companies that are part of the same group of companies as the Issuer.
      The Issuer has no assets other than intercompany receivables and no source of income other than payments due from us and our subsidiaries.
      The Issuer has been organized solely for the purposes of:

•	issuing and selling the notes;

•	advancing the proceeds of the notes to us and our subsidiaries;

•	becoming a guarantor under our 2006 Credit Agreement;

•	conducting the exchange offer; and

•	engaging in only those other activities necessary, convenient or incidental thereto.
      The Issuer advanced or distributed the proceeds of the restricted notes to us and our subsidiaries. The only assets of the Issuer are intercompany receivables created when the Issuer made such advances to us and our subsidiaries. The Issuer’s ability to make interest and other payments on the notes is wholly dependent upon us and our subsidiaries making payments on the intercompany obligations that we owe to the Issuer as and when required which is, in turn, subject to the risks and other matters described in this prospectus.
      The directors of the Issuer are Dr. Andrea Stopper, Gabriele Dux and Khaled Bahi. The place of business of the Issuer is 204, route de Luxembourg, L-7241, Bereldange, Luxembourg.
USE OF PROCEEDS
      We received net proceeds from the issuance of the restricted notes of approximately $482.1 million, which we used to repay indebtedness outstanding under the term loan portion of our 2006 Credit Agreement and under the A/R Facility.
      The issuance of the notes in this exchange offer will not result in any increase in our indebtedness. We will not receive any cash proceeds from the issuance of notes in the exchange offer.

CAPITALIZATION
      The following table presents the consolidated capitalization of Fresenius Medical Care AG & Co. KGaA as of September 30, 2007, reflecting the issuance of the restricted notes on July 2, 2007 and application of the net proceeds as described in “Use of Proceeds.”
      You should read the following table in conjunction with the financial statements included in this prospectus and the related notes thereto.

September 30,
2007

Actual

(in millions)
Cash and cash equivalents	$238

Revolving credit facility	$32
Term Loan A	1,550
Term Loan B	1,578
Senior Notes	491
Euro Notes	284
EIB Agreements	85
Other long-term debt	58
A/R Facility	—
Other short-term debt	122

Total debt (excluding Trust Preferred Securities)	4,200
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries due 2008 and 2011	1,313
Minority interest	108
Total shareholders equity	5,328

Total capitalization	$10,949

THE EXCHANGE OFFER
Purpose of the exchange offer
      We issued the restricted notes on July 2, 2007 in a transaction exempt from the registration requirements of the Securities Act. Accordingly, the restricted notes may not be reoffered, resold, or otherwise transferred unless so registered or unless an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available.
      In connection with the sale of the restricted notes, we entered into a registration rights agreement, which requires us to:

•	file a registration statement providing for the exchange offer with the SEC on or prior to the 180th day after the date that the restricted notes were first issued;

•	use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act no later than the 240th day after the date the restricted notes were first issued; and

•	use our reasonable best efforts to consummate the exchange offer no later than the 280th day after the date the restricted notes were first issued.
      We are making the exchange offer to satisfy our obligations under the registration rights agreement.
Shelf Registration Statement
      In the event that:

•	applicable interpretations of the staff of the SEC do not permit us to effect the exchange offer; or

•	for any other reason the exchange offer is not consummated within 280 days after July 2, 2007, the issue date of the restricted notes; or

•	prior to the 20th day following consummation of the exchange offer:

•	the initial purchasers so request with respect to restricted notes not eligible to be exchanged for notes in the exchange offer;

•	any holder of restricted notes notifies us that it is not eligible to participate in the exchange offer; or

•	an initial purchaser notifies us that it will not receive freely tradeable exchange notes in exchange for restricted notes constituting any portion of an unsold allotment, we will, subject to certain conditions, at our own cost:

•	as promptly as practicable, file a shelf registration statement covering resales of the restricted notes or the exchange notes, as the case may be;

•	use our reasonable best efforts to cause the shelf registration statement to be declared effective under the Securities Act on or before the 280th day after the issue date of the restricted notes; and

•	use our reasonable best efforts to keep the shelf registration statement continuously effective for a period of two years from the effective date of the shelf registration statement or such shorter period that will terminate when all notes registered thereunder are disposed of in accordance therewith or cease to be outstanding.
      We will, in the event a shelf registration statement is filed, among other things, provide to each holder for whom such shelf registration statement was filed copies of the prospectus which forms a part of the shelf registration statement, notify each such holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the restricted notes or the notes, as the case may be. A holder selling such restricted notes or notes pursuant to the shelf registration statement generally would be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the registration rights agreements which are applicable to such holder (including certain indemnification obligations).
Additional Interest
      In the event that:

•	within 180 days after the issue date of the restricted notes, neither the exchange offer registration statement nor the shelf registration statement has been filed with the SEC;

•	within 240 days after the issue date of the restricted notes, the exchange offer registration statement has not been declared effective;

•	within 280 days after the issue date of the restricted notes, neither the exchange offer has been consummated nor the shelf registration statement has been declared effective; or

•	after either the exchange offer registration statement or the shelf registration statement has been declared effective, such registration statement thereafter ceases to be effective or usable (subject to certain exceptions) in connection with resales of restricted notes or notes in accordance with and during the periods specified in the registration rights agreements
(each such event a “registration default”), additional interest will accrue on the aggregate principal amount of restricted notes (in addition to the stated interest on the restricted notes) from and including the date on which any such registration default has occurred to but excluding the date on which all registration defaults have been cured. Additional interest will accrue at an initial rate of 0.25% per annum, which rate shall increase by 0.25% per annum for each subsequent 90-day period during which such registration default continues up to a maximum of 0.50% per annum.
Terms of the exchange
      We are offering to exchange, subject to the conditions described in this prospectus and in the letter of transmittal accompanying this prospectus, $500,000,000 aggregate principal amount of our 6 7/8% Senior Notes due 2017 that have been registered under the Securities Act for an equal aggregate principal amount of our restricted unregistered 6 7/8% Senior Notes due 2017 issued on July 2, 2007. The terms of the notes to be issued pursuant to the exchange offer are identical in all material respects to the terms of the restricted notes, except that:

•	the notes to be issued pursuant to the exchange offer will have been registered under the Securities Act, will not contain transfer restrictions, and will not bear legends restricting their transfer; and

•	the notes to be issued pursuant to the exchange offer will not contain terms providing for the payment of additional interest due to a default in the performance of certain of our obligations under the registration rights agreement and will not be entitled to registration rights under the registration rights agreement.
      For additional information, see the section “Description of Notes” in this prospectus.
      Restricted notes tendered in the exchange offer must be tendered in minimum denominations of $75,000 and integral multiples of $1,000 in excess thereof. The exchange offer is not conditioned upon the tender of any minimum aggregate principal amount of restricted notes.
      Tendering holders of the restricted notes will not be required to pay brokerage commissions or fees or transfer taxes with respect to the exchange of the restricted notes in the exchange offer, except as specified in the instructions in the letter of transmittal.
Expiration date; extension; termination; amendment
      The exchange offer will expire at midnight, New York City time, on January 24, 2008, unless we, in our sole discretion, extend the period of time for which the exchange offer is open. The time and date, as it may be extended, is referred to herein as the “expiration date.” The expiration date will not less than 30 days (or longer if required by applicable law or extended by us at our option) after the date on which notice of the exchange offer is mailed to holders of the restricted notes. We expressly reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open, and thereby delay acceptance for exchange of any restricted notes. We will extend the expiration date by giving oral or written notice of the extension to the exchange agent and by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any extension, all restricted notes previously tendered will remain subject to the exchange offer unless properly withdrawn.
      We expressly reserve the right to:

•	extend the exchange offer from time to time;

•	terminate or amend the exchange offer and not accept for exchange any restricted notes not previously accepted for exchange upon the occurrence of any of the events specified in this section under the subheading “Certain conditions to the exchange offer”; and

•	amend the terms of the exchange offer in any manner, whether before or after any tender of the restricted notes.
      If any termination or amendment occurs, we will notify the exchange agent in writing and will either issue a press release or give oral or written notice to the holders of the restricted notes as promptly as practicable.
      For purposes of the exchange offer, a “business day” means any day other than Saturday, Sunday or a date on which banking institutions are required or authorized by New York State law to be closed, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time. Unless we terminate the exchange offer prior to midnight, New York City time, on the expiration date, we will exchange the notes for the restricted notes promptly following the expiration date.
Procedures for tendering restricted notes
      Our acceptance of restricted notes tendered by a holder will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions described in this prospectus and in the accompanying letter of transmittal. All references in this prospectus to the letter of transmittal are deemed to include a facsimile of the letter of transmittal.
      A holder of restricted notes may tender the restricted notes by:

•	complying with the procedure for book-entry transfer described below or properly completing and signing the letter of transmittal;

•	properly completing any required signature guarantees;

•	properly completing any other documents required by the letter of transmittal; and

•	delivering all of the above to the exchange agent at its address set forth below at or prior to midnight, New York City time on the expiration date; or

•	complying with the guaranteed delivery procedures described below.
      The method of delivery of letters of transmittal and all other required documents is at the election and risk of the holders. If the delivery is by mail, it is recommended that registered mail properly insured, with return receipt requested, be used. In all cases, sufficient time should be allowed to ensure timely delivery.
      The signature on the letter of transmittal need not be guaranteed if:

•	tendered restricted notes are registered in the name of the signer of the letter of transmittal;

•	the notes to be issued in exchange for the restricted notes are to be issued in the name of the registered holder of the restricted notes; and

•	any untendered restricted notes are to be reissued in the name of the registered holder of the restricted notes.

      In any other case, the letter of transmittal must be:

•	accompanied by written instruments of transfer in form satisfactory to us;

•	duly executed by the registered holder of the restricted notes; and

•	the signature on the instrument of transfer must be guaranteed by a bank, broker, dealer, credit union, savings association, clearing agency or other institution (each, an “eligible institution”) that is a member of a recognized signature guarantee program within the meaning of Rule 17Ad-15 under the Exchange Act.
      If the notes and/or restricted notes not exchanged but reissued are to be delivered to an address other than that of the registered holder appearing on the note register for the restricted notes, the signature in the letter of transmittal must be guaranteed by an eligible institution. If any untendered restricted notes are to be reissued in the name of a person other than the registered holder of those restricted notes, then such holder must comply with the transfer restrictions applicable to the restricted notes set forth in the indenture.
      The exchange agent will make a request within two business days after the date of this prospectus to establish accounts with respect to the restricted notes at The Depository Trust Company, or DTC (the “book-entry transfer facility”) for the purpose of facilitating the exchange offer. Subject to establishing the accounts, any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of restricted notes by causing the book-entry transfer facility to transfer the restricted notes into the exchange agent’s account with respect to the restricted notes in accordance with the book-entry transfer facility’s procedures for the transfer. Although delivery of restricted notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, an appropriate letter of transmittal with any required signature guarantee and all other required documents, or an agent’s message (as defined below), must in each case be properly transmitted to and received or confirmed by the exchange agent at its address set forth below prior to the expiration date, or, if the guaranteed delivery procedures described below are complied with, within the time period provided under such procedures.
      The exchange agent and DTC have confirmed that the exchange offer is eligible for the DTC Automated Tender Offer Program, or ATOP. Accordingly, DTC participants may, in lieu of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange offer by causing DTC to transfer restricted notes to the exchange agent in accordance with DTC’s ATOP procedures for transfer. DTC will then send an agent’s message.
      The term “agent’s message” means a message which:

•	is transmitted by DTC;

•	is received by the exchange agent and forms part of the book-entry transfer;

•	states that DTC has received an express acknowledgment from a participant in DTC that is tendering restricted notes which are the subject of the book-entry transfer;

•	states that the participant has received and agrees to be bound by all of the terms of the letter of transmittal; and

•	states that we may enforce the agreement against the participant.
      If a holder desires to accept the exchange offer and time will not permit a letter of transmittal to reach the exchange agent before the expiration date or the procedure for book-entry transfer cannot be completed on a timely basis, the holder may effect a tender by guaranteed delivery if the exchange agent has received at its address set forth below on or prior to the expiration date, a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery from an eligible institution setting forth:

•	the name and address of the tendering holder;

•	the names in which the restricted notes are registered;

•	the principal amount of restricted notes being tendered; and

•	a statement that the tender is being made thereby and guaranteeing that within three business days after the expiration date a confirmation of book-entry transfer of such restricted notes into the exchange agent’s account at the book-entry transfer facility and an agent’s message or a properly completed and duly executed letter of transmittal, together with any other required documents will be delivered to the exchange agent.
      Unless restricted notes being tendered by the above-described guaranteed delivery method are deposited with the exchange agent, a tender will be deemed to have been received as of the date when:

•	a properly transmitted agent’s message or the tendering holder’s properly completed and duly signed letter of transmittal, in each case together with a confirmation of book-entry transfer of the restricted notes into the exchange agent’s account at the book-entry transfer facility and any other required documentation, is received by the exchange agent; or

•	a properly completed and duly executed notice of guaranteed delivery is received by the exchange agent by facsimile transmission, mail or hand delivery from an eligible institution.
      Issuances of notes in exchange for restricted notes tendered pursuant to a notice of guaranteed delivery by an eligible institution will be made only against receipt by the exchange agent of an agent’s message or a properly completed and duly signed letter of transmittal and any other required documents, together with confirmation of book-entry transfer of such restricted notes into the exchange agent’s account at the book-entry transfer facility.
      All questions as to the validity, form, eligibility, including time of receipt, and acceptance of restricted notes tendered for exchange will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all tenders of any restricted notes not properly tendered or not to accept any restricted notes which acceptance might, in our judgment or the judgment of our counsel, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any restricted notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender restricted notes in the exchange offer. The interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and the instructions contained in the letter of transmittal, by us will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of restricted notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent nor any other person has any duty to give notification of any defect or irregularity with respect to any tender of restricted notes for exchange, nor will any of us incur any liability for failure to give such notification.
      If the letter of transmittal is signed by a person or persons other than the registered holder or holders of restricted notes, the letter of transmittal must be accompanied by appropriate powers of attorney signed exactly in the name or names of the registered holder or holders of the restricted notes.
      If the letter of transmittal or any powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and, unless waived by us, such persons must submit proper evidence satisfactory to us of their authority to so act.
      By tendering, you will represent to us that:

•	any notes to be received by you in the exchange offer will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person to participate in the distribution (within the meaning of the Securities Act) of the notes;

•	you are not an affiliate (within the meaning of Rule 405 under the Securities Act) of us, the Issuer, or any of the other guarantors;

•	you are not engaged in, and do not intend to engage in, the distribution (within the meaning of the Securities Act) of the notes;

•	if you are a broker-dealer, you will receive the notes in exchange for restricted notes that were acquired for your own account as a result of market-making activities or other trading activities and you acknowledge that you will deliver a prospectus in connection with any resale of such notes;

•	if you are a broker-dealer, you did not purchase the restricted notes being tendered in the exchange offer directly from us for resale pursuant to Rule 144A or Regulation S under the Securities Act or any other available exemption from registration under the Securities Act; and

•	you are not acting on behalf of any person who could not truthfully make the foregoing representations.
      Each participating broker-dealer that receives notes in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of those notes. By so acknowledging and delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
Terms and conditions of the letter of transmittal
      The letter of transmittal contains, among other things, the following terms and conditions, which are part of the exchange offer.
      The party tendering restricted notes for exchange sells, assigns and transfers the restricted notes to us and irrevocably constitutes and appoints the exchange agent as the party’s agent and attorney-in-fact to cause the restricted notes to be assigned, transferred and exchanged. We refer to the party tendering notes herein as the “transferor.” The transferor represents and warrants that the transferor has full power and authority to tender, exchange, assign and transfer the restricted notes and to acquire notes issuable upon the exchange of the tendered restricted notes, and that, when the same are accepted for exchange, we will acquire good and unencumbered title to the tendered restricted notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim. The transferor also warrants that the transferor will, upon request, execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to transfer ownership of the restricted notes on the account books maintained by a book-entry transfer facility. The transferor further agrees that acceptance of any tendered restricted notes by us and the issuance of notes in exchange for restricted notes will constitute performance in full by us of certain of our obligations under the registration rights agreement. All authority conferred by the transferor will survive the death or incapacity of the transferor and every obligation of the transferor will be binding upon the heirs, legal representatives, successors, assigns, executors and administrators of the transferor.
Withdrawal rights
      Tenders of restricted notes may be withdrawn at any time before midnight, New York City time, on the expiration date.
      For a withdrawal to be effective, a written notice of withdrawal sent by facsimile transmission or letter must be received by the exchange agent at the address set forth in this prospectus before midnight, New York City time, on the expiration date. Any notice of withdrawal must:

•	specify the name of the person having tendered the restricted notes to be withdrawn;

•	identify the restricted notes to be withdrawn, including the principal amount of such restricted notes;

•	include a statement that the holder is withdrawing the holder’s election to have the restricted notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the restricted notes were tendered or as otherwise described above, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee under the indenture register the transfer of the restricted notes into the name of the person withdrawing the tender; and

•	specify the name in which any such restricted notes are to be registered, if different from that of the person who tendered the restricted notes (in which case the signature of the holder must be guaranteed by an eligible institution).
      The exchange agent will return the properly withdrawn restricted notes promptly following receipt of the notice of withdrawal. If restricted notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn restricted notes or otherwise comply with the book-entry transfer facility procedure. All questions as to the validity of notices of withdrawals, including time of receipt, will be determined by us and our determination will be final and binding on all parties.
      Any restricted notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any restricted notes which have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder. In the case of restricted notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the restricted notes will be credited to an account with the book-entry transfer facility specified by the holder. In either case, the restricted notes will be returned promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn restricted notes may be retendered by following one of the procedures described in this section under the subheading “Procedures for tendering restricted notes” at any time before the expiration date.
Acceptance of restricted notes for exchange; delivery of notes
      Upon satisfaction of all of the conditions to the exchange offer, we will accept, on the expiration date, all restricted notes properly tendered and not validly withdrawn and will issue or cause to be issued the notes promptly after such acceptance. See the discussion in this section under the subheading “Certain conditions to the exchange offer” for more detailed information. For purposes of the exchange offer, we will be deemed to have accepted properly tendered restricted notes for exchange when, and if, we have given oral or written notice of our acceptance to the exchange agent.
      For each restricted note accepted for exchange, the holder of the restricted note will receive a note having a principal amount equal to that of the surrendered restricted note.
      In all cases, issuance of notes for restricted notes that are accepted for exchange pursuant to the exchange offer will be made only after:

•	a timely book-entry confirmation of the transfer of the restricted notes into the exchange agent’s account at the book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal, or a properly transmitted agent’s message; and

•	timely receipt by the exchange agent of all other required documents.
      If any tendered restricted notes are not accepted for any reason described in the terms and conditions of the exchange offer or if restricted notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or nonexchanged restricted notes will be returned without expense to the tendering holder of the restricted notes. In the case of restricted notes tendered by book-entry transfer into the exchange agent’s account at the book-entry transfer facility pursuant to the book-entry transfer procedures described above, the non-exchanged restricted notes will be credited to an account maintained with the book-entry transfer facility. In either case, the restricted notes will be returned as promptly as practicable after the expiration of the exchange offer.
Certain conditions to the exchange offer
      Notwithstanding any other provision of the exchange offer, or any extension of the exchange offer, we will not be required to accept for exchange, or to issue notes in exchange for, any restricted notes and may terminate or amend the exchange offer, by oral or written notice to the exchange agent or by a timely public announcement, if, at any time before the acceptance of the restricted notes for exchange or the exchange of the notes for such restricted notes, in our reasonable judgment any of the following conditions exist:

•	the exchange offer violates any applicable law or any SEC staff interpretation of the staff of the SEC; or

•	any action or proceeding has been instituted in any court or by or before any governmental agency with respect to the exchange offer which, in our judgment, would reasonably be expected to prevent us and the guarantors from proceeding with or consummating the exchange offer.
      Regardless of whether any of the conditions has occurred, we may amend the exchange offer in any manner.
      The conditions described above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to the condition. Our failure at any time to exercise any of the rights described above will not be deemed a waiver of the right and each right will be deemed an ongoing right which we may assert at any time and from time to time. Any determination by us concerning the events described above will be final and binding upon all parties.
Exchange agent
      U.S. Bank National Association has been appointed as the exchange agent for the exchange offer. Holders should not send letters of transmittal or notices of guaranteed delivery to us. All executed letters of transmittal or notices of guaranteed delivery should be directed to the exchange agent at one of the addresses set forth below:
By registered or certified mail, overnight delivery or hand delivery:
U.S. Bank National Association
60 Livingston Avenue
St. Paul, MN 55107
Attn: Specialized Finance
Facsimile transmission:
(Eligible institutions only)
U.S. Bank National Association
Attn: +Specialized Finance
+651-495-8158
To confirm receipt:
From the U.S.: 800-934-6802 (toll-free)
Outside the U.S.: +651-495-3520
      You should direct questions, requests for assistance, requests for additional copies of this prospectus, the letter of transmittal or the notice of guaranteed delivery to the exchange agent at the address and telephone number set forth in the letter of transmittal.
      Delivery to an address other than as set forth on the letter of transmittal, or transmissions of instructions via a facsimile number other than the one set forth on the letter of transmittal, will not constitute a valid delivery.
Solicitation of tenders; fees and expenses
      We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. We will also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this and other related documents to the beneficial owners of the restricted notes and in handling or forwarding tenders for their customers.
      No person has been authorized to give any information or to make any representations in connection with the exchange offer other than those contained in this prospectus. If given or made, such information or representations should not be relied upon as having been authorized by us. Neither the delivery of this prospectus nor any exchange made pursuant to this prospectus, under any circumstances, creates any implication that there has been no change in our business or affairs since the respective dates as of which information is given in this prospectus. The exchange offer is not being made to, and tenders will not be accepted from or on behalf of, holders of restricted notes in any jurisdiction in which the making of the exchange offer or the acceptance of the exchange offer would not be in compliance with the laws of the jurisdiction. However, we may, at our discretion, take such action as we may deem necessary to make the exchange offer in the jurisdiction and extend the exchange offer to holders of restricted notes in the jurisdiction. In any jurisdiction the securities laws or blue sky laws of which require the exchange offer to be made by a licensed broker or dealer, the exchange offer is being made on our behalf by one or more registered brokers or dealers which are licensed under the laws of the jurisdiction.
Transfer taxes
      We will pay all transfer taxes, if any, applicable to the exchange of restricted notes pursuant to the exchange offer. However, the transfer taxes will be payable by the tendering holder if:

•	notes, or restricted notes that are tendered for exchange in part only or that are not accepted for exchange, are to be issued in the name of any person other than the registered holder of the restricted notes tendered; or

•	tendered restricted notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of restricted notes for notes pursuant to the exchange offer.
      We will bill the amount of the transfer taxes directly to the tendering holder and/or withhold such amounts from any payments due if satisfactory evidence of payment of the taxes or exemption therefrom is not submitted with the letter of transmittal.
Accounting treatment
      For accounting purposes, we will not recognize gain or loss upon the exchange of the notes for restricted notes.
Consequences of failure to exchange
      The restricted notes were not registered under the Securities Act or any state or foreign securities law and therefore may not be offered, sold or otherwise transferred except in compliance with the registration requirements of the Securities Act and any other applicable securities laws or pursuant to an exemption from those requirements. The transfer of the restricted notes is also subject to other conditions and restrictions set forth in the indenture. If you do not exchange your restricted notes for notes to be issued in the exchange offer by properly tendering them, your restricted notes will continue to be subject to these restrictions and the restrictions on transfer described in the legend on your restricted notes. In general, you may offer or sell the restricted notes only if they are registered under the Securities Act and applicable state securities laws, or offered and sold under an exemption from these requirements. As we do not intend to register the restricted notes under the Securities Act, if the exchange offer is completed, holders of restricted notes that have not been exchanged who seek liquidity in their investment would have to rely on exemptions from the registration requirements under the securities laws, including the Securities Act. Consequently, holders of restricted notes who do not participate in the exchange offer could experience significant diminution in the value of their restricted notes compared to the value of the notes.
      If any restricted notes are tendered and accepted by us in the exchange offer, there may be no trading market for the restricted notes that remain outstanding and the ability of a holder of such restricted notes to sell the restricted notes could be adversely affected. To the extent that restricted notes are tendered and accepted by us in the exchange offer, the principal amount of outstanding restricted notes will decrease, which will likely adversely affect the liquidity of any trading market for the restricted notes that may exist.

      In connection with the offering of the restricted notes, we and the guarantors entered into a registration rights agreement. The registration rights agreement provides, in general and among other things, that if we do not consummate the exchange offer by a specified date, additional interest will be payable on the restricted notes until the exchange offer is consummated. Following completion of the exchange offer, the restricted notes will not be entitled to any additional interest (except as described above under “— Additional Interest”) or to registration rights under the registration rights agreement and will continue to bear interest at the per annum rate originally applicable to such restricted notes.
      Participation in the exchange offer is voluntary, and holders of restricted notes should carefully consider whether to participate. Holders of restricted notes are urged to consult their legal, financial and tax advisors in making their own decision on what action to take.
      We may in the future in our sole discretion seek to acquire, subject to the terms of the indenture, untendered restricted notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present obligation or plan to acquire any restricted notes which are not tendered in the exchange offer.
Resale of notes
      We are making the exchange offer in reliance on the position of the staff of the SEC as set forth in no-action letters addressed to third parties in other transactions. However, we have not sought our own interpretive letter and we can provide no assurance that the staff would make a similar determination with respect to the exchange offer as it has in such interpretive letters to third parties. Based on these interpretations by the staff, we believe that the notes issued pursuant to the exchange offer in exchange for restricted notes will generally be freely transferable by the holders (other than by any holder that is an “affiliate” (as defined in Rule 405 under the Securities Act) of us or any of the guarantors) after the exchange offer without further registration under the Securities Act, except that participating broker-dealers will be required to deliver a prospectus in connection with any resale or other transfer of notes issued pursuant to the exchange offer.
      If you tender in the exchange offer for the purpose of participating in a distribution of the notes, or if you are a broker-dealer who purchased the restricted notes from us for resale pursuant to Rule 144A or Regulation S under the Securities Act, you cannot rely on the interpretations by the staff of the SEC stated in these no-action letters. Instead, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer, unless an exemption from these requirements is otherwise available.
      Further, each broker-dealer that receives the notes in exchange for the restricted notes acquired for its own account as a result of market-making activities or other trading activities (a “participating broker-dealer”) must acknowledge in a letter of transmittal that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those notes. The letter of transmittal states that by making this acknowledgment and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. We understand that the staff of the SEC has taken the position that participating broker-dealers may fulfill their prospectus delivery requirements with respect to the notes, other than a resale of an unsold allotment from the initial offering of the restricted notes, with this prospectus. Under the registration rights agreement, we have agreed that until the earlier of (a) 180 days after the closing of the exchange offer or (b) the first day after the consummation of the exchange offer when participating broker-dealers no longer have a prospectus delivery obligation under SEC staff interpretations, participating broker-dealers will be entitled to use this prospectus in connection with the resale of notes issued pursuant to the exchange offer, subject to exceptions, including our right under limited circumstances to suspend the use of this prospectus by participating broker-dealers as described below under “Plan of Distribution.” Each such participating broker-dealer will be subject to certain of the civil liability provisions under the Securities Act in connection with resales made pursuant to this prospectus.

SELECTED FINANCIAL DATA
     The following table summarizes the consolidated financial information for our business for each of the years 2002 through 2006 and as of and for the nine-month periods ended September 30, 2006 and 2007. For each of the years presented, we derived the selected financial information from our consolidated financial statements. We prepared our financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). We derived the selected consolidated financial data as of and for the nine-month periods ended September 30, 2007 and September 30, 2006 from our unaudited interim consolidated financial statements which are prepared in accordance with U.S. GAAP. We prepared our unaudited interim consolidated financial statements on a basis substantially consistent with our consolidated financial statements. The operations of Renal Care Group, Inc. (“RCG”) and related financing costs to acquire RCG are included in the statement of operations and other data commencing April 1, 2006; balance sheet data at September 30, 2007, and 2006 and at December 31, 2006 include the assets and liabilities and the debt incurred to finance the acquisition of RCG. You should read this information together with our consolidated financial statements and the notes to those statements appearing elsewhere in this prospectus.

	Nine Months Ended
	September 30,		Year Ended December 31,

	2007	2006	2006	2005	2004	2003	2002

	(in millions)
Statement of Operations Data:
Net revenues	$7,151	$6,147	$8,499	$6,772	$6,228	$5,528	$5,084
Cost of revenues	4,691	4,089	5,621	4,564	4,266	3,793	3,494

Gross profit	2,460	2,058	2,878	2,208	1,962	1,735	1,590
Selling, general and administrative	1,264	1,097	1,549	1,218	1,059	928	848
Gain on sale of dialysis clinics	—	(40)	(40)	—	—	—	—
Research and development	44	37	51	51	51	50	47

Operating income	1,152	964	1,318	939	852	757	695
Interest expense, net	281	255	351	173	183	211	226

Income before income taxes and minority interest	871	709	967	766	669	546	469
Net income	$520	$385	$537	$455	$402	$331	$290

Weighted average of:
Preference shares outstanding	3,728,265	3,548,433	3,575,376	80,369,448	78,729,177	78,573,033	78,555,534
Ordinary shares outstanding	291,721,451	290,367,524	290,621,904	210,000,000	210,000,000	210,000,000	210,000,000
Basic earnings per Ordinary share (2)	$1.76	$1.31	$1.82	$1.56	$1.39	$1.14	$1.00
Fully diluted earnings per Ordinary share(2)	1.75	1.30	1.81	1.55	1.38	1.14	1.00
Basic earnings per Preference share(2)	1.78	1.33	1.85	1.58	1.41	1.16	1.02
Fully diluted earnings per Preference share(2)	1.77	1.32	1.84	1.57	1.40	1.16	1.02
Dividends declared per Ordinary share(€)(3)	—	—	0.47	0.41	0.37	0.34	0.31
Dividends declared per Preference share(€)(3)	—	—	0.49	0.43	0.39	0.36	0.33
Dividends declared per Ordinary share($)(3)	—	—	0.64	0.52	0.47	0.42	0.37
Dividends declared per Preference share($)(3)	—	—	0.67	0.55	0.49	0.44	0.39
Other Financial Data:
EBITDA(1)	$1,412	$1,186	$1,627	$1,190	$1,085	$974	$906
Ratio of earnings to fixed charges	3.6	3.4	3.3	4.6	4.0	3.2	2.6

	September 30,		December 31,

	2007	2006	2006	2005	2004	2003	2002

	(in millions)
Balance Sheet Data:
Working capital	$836	$894	$1,036	$883	$508	$794	$526
Total assets	13,762	12,667	13,045	7,983	7,962	7,503	6,780

	September 30,		December 31,

	2007	2006	2006	2005	2004	2003	2002

	(in millions)
Total long-term debt (excluding current portion)	4,680	5,130	5,083	1,895	1,824	2,354	2,234
Shareholders’ equity	5,328	4,634	4,870	3,974	3,635	3,244	2,807
Capital stock — Preference shares — Nominal Value	4	4	4	91	85	85	85
Capital stock — Ordinary shares — Nominal Value	361	359	360	271	271	271	271

(1)	EBITDA (operating income plus depreciation and amortization) is the basis for determining compliance with certain covenants contained in our 2006 Credit Agreement, our Euro Notes and the indentures relating to the Senior Notes and our outstanding Trust Preferred Securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in our public filings with the Securities and Exchange Commission. A reconciliation of cash flow provided by operating activities to EBITDA is as follows:

	For the Nine
	Months Ended
	September 30,

	2007	2006

	in millions
Total EBITDA	$1,412	$1,186
Settlement of shareholder proceedings	—	(1)
Interest Expense (net of interest income)	(281)	(255)
Income tax expense, net	(331)	(314)
Change in deferred taxes, net	14	19
Changes in operating assets and liabilities	45	(115)
Tax payments related to divestitures and acquisitions	—	(75)
Stock-based compensation	16	12
Other items, net	15	8

Net cash provided by operations	$890	$465

	For the Years Ended December 31,

	2006	2005	2004	2003	2002

	in millions
Total EBITDA	$1,627	$1,190	$1,085	$974	$906
Settlement of shareholder proceedings	(1)	7	—	—	—
Interest expense (net of interest income)	(351)	(173)	(183)	(211)	(226)
Income tax expense, net	(413)	(309)	(265)	(213)	(175)
Change in deferred taxes, net	11	(4)	34	91	58
Changes in operating assets and liabilities	58	(45)	142	(18)	(47)
Tax payments related to divestitures and acquisitions	(64)	—	—	—	—
Stock-based compensation	17	1	2	1	1
Cash flow from Hedging	11	—	15	132	25
Loss on early redemption of trust preferred securities, net of tax	—	—	—	—	12
Other items, net	13	3	(2)	(2)	(4)

Net cash provided by operations	$908	$670	$828	$754	$550

(2)	Earnings per Ordinary American Depositary Share (“ADS”) and per Preference ADS are not shown separately. As a result of the Company’s three-for-one share split of both the Ordinary shares and the Preference shares and the contemporaneous change of the ratio of ADSs to shares, one Ordinary ADS represents one Ordinary share and one Preference ADSs represents one Preference share.

(3)	Amounts shown for each year from 2002 to 2006 represent dividends paid with respect to such year. The actual declaration and payment of the dividend was made in the following year, after approval of the dividend at our Annual General Meeting.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read the following discussion and analysis of the results of operations of Fresenius Medical Care AG & Co. KGaA and its subsidiaries in conjunction with our historical consolidated financial statements and related notes contained elsewhere in this prospectus. Some of the statements contained below, including those concerning future revenue, costs and capital expenditures and possible changes in our industry and competitive and financial conditions include forward-looking statements. We made these forward-looking statements based on the expectations and beliefs of the management of the Company’s General Partner concerning future events which may affect us, but we cannot assure that such events will occur or that the results will be as anticipated. Because such statements involve risks and uncertainties, actual results may differ materially from the results which the forward-looking statements express or imply. Such statements include the matters and are subject to the uncertainties that we described in the discussion in this prospectus entitled “Forward-Looking Statements.” See also “Risk Factors.”
      Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.
Critical Accounting Policies
      The Company’s reported financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that are the basis for our financial statements. The critical accounting policies, the judgments made in the creation and application of these policies, and the sensitivities of reported results to changes in accounting policies, assumptions and estimates are factors to be considered along with the Company’s financial statements, and the discussion in “— Results of Operations.”
Recoverability of Goodwill and Intangible Assets
      The growth of our business through acquisitions has created a significant amount of intangible assets, including goodwill, trade names and management contracts. At December 31, 2006, the carrying amount of goodwill amounted to $6,892 million (increased from $3,457 million at December 31, 2005 primarily due to the RCG Acquisition) and non-amortizable intangible assets amounted to $440 million representing in total approximately 56% of our total assets.
      In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 142 Goodwill and Other Intangible Assets, we perform an impairment test of goodwill and non-amortizable intangible assets at least once a year for each reporting unit, or if we become aware of events that occur or if circumstances change that would indicate the carrying value might be impaired (See also Note 1g to our consolidated financial statements).
      To comply with the provisions of SFAS No. 142, the fair value of the reporting unit is compared to the reporting unit’s carrying amount. We estimate the fair value of each reporting unit using estimated future cash flows for the unit discounted by a weighted average cost of capital (“WACC”) specific to that unit. Estimating the discounted future cash flows involves significant assumptions, especially regarding future reimbursement rates and sales prices, treatments and sales volumes and costs. In determining discounted cash flows, the Company utilizes its three-year budget, projections for years 4 to 10 and a range of growth rates of 0% to 4% for all remaining years. The Company’s weighted average cost of capital consists of a basic rate of 6.83% for 2006. This basic rate is then adjusted by a percentage ranging from 0% to 9% for specific country risks within each reporting unit for determining the reporting unit’s fair value.
      If the fair value of the reporting unit is less than its carrying value, a second step is performed which compares the fair value of the reporting unit’s goodwill to the carrying value of its goodwill. If the fair value of the goodwill is less than its carrying value, the difference is recorded as an impairment.
      A prolonged downturn in the health care industry with lower than expected increases in reimbursement rates and/or higher than expected costs for providing health care services and for procuring and selling products could adversely affect our estimated future cashflows. Future adverse changes in a reporting unit’s economic environment could affect the discount rate. A decrease in our estimated future cash flows and/or a decline in the reporting units’ economic environment could result in impairment charges to goodwill and other intangible assets which could materially and adversely affect our future financial position and operating results.
Legal Contingencies
      We are party to litigation and subject to investigations relating to a number of matters as described under “Business — Legal Proceedings.” The outcome of these matters may have a material effect on our financial position, results of operations or cash flows.
      We regularly analyze current information including, as applicable, our defenses, and we provide accruals for probable contingent losses including the estimated legal expenses to resolve the matters. We use the resources of our internal legal department as well as external lawyers for the assessment. In making the decision regarding the need for loss accrual, we consider the degree of probability of an unfavorable outcome and our ability to make a reasonable estimate of the amount of loss.
      The filing of a suit or formal assertion of a claim or assessment, or the disclosure of any such suit or assertion, does not automatically indicate that accrual of a loss may be appropriate.
Accounts Receivable and Allowance for Doubtful Accounts
      Trade accounts receivable are a significant asset of ours and the allowance for doubtful accounts is a significant estimate made by management. Trade accounts receivable were $1,960 million, $1,849 million and $1,470 million at September 30, 2007, December 31, 2006 and December 31, 2005, respectively, net of allowances for doubtful accounts of $230 million, $207 million and $177 million at September 30, 2007, December 31, 2006 and December 31, 2005, respectively. The majority of our receivables relates to our dialysis service business in North America.
      Dialysis care revenues are recognized and billed at amounts estimated to be receivable under reimbursement arrangements with third party payors. Medicare and Medicaid programs are billed at pre-determined net realizable rates per treatment that are established by statute or regulation. Revenues for non-governmental payors where we have contracts or letters of agreement in place are recognized at the prevailing contract rates. The remaining non-governmental payors are billed at our standard rates for services and, in our North America segment, a contractual adjustment is recorded to recognize revenues based on historic reimbursement experience with those payors for which contracted rates are not predetermined. The contractual adjustment and the allowance for doubtful accounts are reviewed quarterly for their adequacy. No material changes in estimates were recorded for the contractual allowance in the periods presented.
      The allowance for doubtful accounts is based on local payment and collection experience. We sell dialysis products directly or through distributors in over 100 countries and dialysis services in over 25 countries through owned or managed clinics. Most payors are government institutions or government-sponsored programs with significant variations between the countries and even between payors within one country in local payment and collection practices. Specifically, public health institutions in a number of countries outside the U.S. require a significant amount of time until payment is made. Payment differences are mainly due to the timing of the funding by the local, state or federal government to the agency that is sponsoring the program that purchases our services or products. The collection of accounts receivable from product sales to third party distributors or dialysis clinics is affected by the same underlying causes, since these buyers of our products are reimbursed as well by government institutions or government sponsored programs.
      In our U.S. operations, the collection process is usually initiated 30 days after service is provided or upon the expiration of the time provided by contract. For Medicare and Medicaid, once the services are approved for payment, the collection process begins upon the expiration of a period of time based upon experience with Medicare and Medicaid. In all cases where co-payment is required the collection process usually begins within 30 days after service has been provided. In those cases where claims are approved for amounts less than anticipated or if claims are denied, the collection process usually begins upon notice of approval of the lesser amounts or upon denial of the claim. The collection process can be confined to internal efforts, including the accounting and sales staffs and, where appropriate, local management staff. If appropriate, external collection agencies may be engaged.
      For our international operations, a significant number of payors are government entities whose payments are often determined by local laws and regulations. Depending on local facts and circumstances, the period of time to collect can be quite lengthy. In those instances where there are non-public payors, the same type of collection process is initiated as in the U.S.
      Due to the number of our subsidiaries and different countries that we operate in, our policy of determining when a valuation allowance is required considers the appropriate local facts and circumstances that apply to an account. While payment and collection practices vary significantly between countries and even agencies within one country, government payors usually represent low credit risks. Accordingly, the length of time to collect does not, in and of itself, indicate an increased credit risk and it is our policy to determine when receivables should be classified as bad debt on a local basis taking into account local practices. In all instances, local review of accounts receivable is performed on a regular basis, generally monthly. When all efforts to collect a receivable, including the use of outside sources where required and allowed, have been exhausted, and after appropriate management review, a receivable deemed to be uncollectible is considered a bad debt and written off.
      Estimates for the allowances for doubtful accounts receivable from the dialysis service business are mainly based on local payment and past collection history. Specifically, the allowances for the North American operations are based on an analysis of collection experience, recognizing the differences between payors and aging of accounts receivable. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances. The allowances in the International segment and the products business are also based on estimates and consider various factors, including aging, creditor and past collection history. Write-offs are taken on a claim by claim basis when the collection efforts are exhausted. A significant change in our collection experience, a deterioration in the aging of receivables and collection difficulties could require that we increase our estimate of the allowance for doubtful accounts. Any such additional bad debt charges could materially and adversely affect our future operating results.
      If, in addition to our existing allowances, 1% of the gross amount of our trade accounts receivable as of December 31, 2006 were uncollectible through either a change in our estimated contractual adjustment or as bad debt, our operating income for 2006 would have been reduced by approximately 1%.
      The following table shows the portion of major debtors or debtor groups of trade accounts receivable as at December 31, 2006. No single debtor other than U.S. Medicaid and Medicare accounted for more than 5% of total trade accounts receivable. Trade accounts receivable in the International segment are for a large part due from government or government-sponsored organizations that are established in the various countries within which we operate.

Composition of Trade Accounts Receivables
in %, December 31	2006	2005

U.S. Medicare and Medicaid Programs	22%	22%
U.S. Commercial Payors	26%	24%
U.S. Hospitals	4%	3%
Self-Pay of U.S. patients	1%	1%
Other U.S.	3%	4%
International product customers and dialysis payors	44%	46%

Total	100%	100%

Self-Insurance Programs
      FMCH, our largest subsidiary, is partially self-insured for professional, product and general liability, auto liability and worker’s compensation claims under which we assume responsibility for incurred claims up to predetermined amounts above which third party insurance applies. Reported balances for the year include estimates of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts.
Financial Condition and Results of Operations
Overview
      We are engaged primarily in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the U.S., we also perform clinical laboratory testing and other services. We estimate that providing dialysis services and distributing dialysis products and equipment represents an over $55 billion worldwide market with expected annual patient growth of 6%. Patient growth results from factors such as the aging population; increasing incidence of diabetes and hypertension, which frequently precede the onset of ESRD; improvements in treatment quality, which prolong patient life; and improving standards of living in developing countries, which make life-saving dialysis treatment available. Key to continued growth in revenue is our ability to attract new patients in order to increase the number of treatments performed each year. For that reason, we believe the number of treatments performed each year is a strong indicator of continued revenue growth and success. In addition, the reimbursement and ancillary services utilization environment significantly influences our business. In the past we experienced and also expect in the future generally stable reimbursements for dialysis services. This includes the balancing of unfavorable reimbursement changes in certain countries with favorable changes in other countries. The majority of treatments are paid for by governmental institutions such as Medicare in the United States. As a consequence of the pressure to decrease health care costs, reimbursement rate increases have been limited. Our ability to influence the pricing of our services is limited. Profitability depends on our ability to manage rising labor, drug and supply costs.
      The Medicare Prescription Drug, Modernization and Improvement Act of 2003 (“MMA”), enacted on December 8, 2003, made several significant changes to U.S. government payment for dialysis services and pharmaceuticals. These changes are reflected in regulations promulgated by the Centers for Medicare and Medical Services (“CMS”) and in the physician fee schedules beginning with calendar year 2005.
      In regulations mandated by MMA and adopted in 2005, CMS provided that biologicals furnished in connection with renal dialysis services and separately billed by hospital-based and independent dialysis facilities will be paid using the average sales price plus six percent methodology (“ASP+6%”) adopted in 2006. Second, the drug add-on adjustment to the composite payment rate for 2006 was 14.5%. CMS increased it to 15.1% for the first quarter of the calendar year 2007. Effective April 1, 2007, the drug add-on rate is 14.9%. The drug add-on adjustment was created to account for changes in the drug payment methodology enacted by the MMA. Third, as part of a MMA-mandated transition for calculations of the wage index for dialysis facilities, the wage index adjustment has been updated to a 50/50 blend between an ESRD facility’s metropolitan statistical area-based composite rate and its calendar year 2007 Office of Management and Budget revised core-based statistical area (“CBSA”) rate.
      CMS has estimated that these changes will increase Medicare payments to all ESRD facilities by 0.5 percent in 2007 but that there will be some variance depending on the size and location of the facilities. In addition, CMS estimates that for-profit facilities will see an overall increase of 0.4 percent and non-profit facilities will receive 0.8 percent more in 2007. The Company’s estimates of these changes on its business are consistent with the CMS calculations. Unlike many other programs in Medicare, the ESRD composite rate is not automatically updated each year by law. As a result, an Act of Congress is required to make the annual change. Congress authorized a 1.6% increase to the composite rate effective April 1, 2007. For additional discussion of the composite rate for reimbursement of dialysis treatments, see “Business — Regulatory and Legal Matters — Reimbursement.”
      In 2005, CMS announced a new national monitoring policy for claims for Epogen® and Aranesp® for ESRD patients treated in renal dialysis facilities. The new policy, as discussed in prior year reports, took effect on April 1, 2006. As a result of this new policy, CMS expects a 25 percent reduction in the dosage of Epogen® or Aranesp® administered to ESRD patients whose hematocrit exceeds 39.0 (or hemoglobin exceeds 13.0 g/dL.). If the dosage is not reduced by 25 percent, payment will be made by CMS as if the dosage reduction had occurred. This payment reduction may be appealed under the normal appeal process. In addition, effective April 1, 2006,

CMS limited Epogen® and Aranesp® reimbursement to a maximum per patient per month aggregate dose of 500,000 IU for Epogen® and 1500 mcg for Aranesp®. Our policies on billing for erythropoietin stimulating agents comply with CMS policies. In November 2006, the FDA issued an alert regarding a newly published clinical study showing that patients treated with an erythropoiesis-stimulating agent (“ESA”) such as EPO and dosed to a target hemoglobin concentration of 13.5 g/dL are at a significantly increased risk for serious and life threatening cardiovascular complications, as compared to use of the ESA to target a hemoglobin concentration of 11.3 g/dL. The alert recommended, among other things, that physicians and other health care professionals should consider adhering to dosing to maintain the recommended target hemoglobin range of 10 to 12 g/dL. Subsequently, in March 2007, at the request of the FDA, the manufacturer of Epogen® and Aranesp® added a blackbox safety warning (the highest level of safety warning imposed by the FDA) to its package label dosing instructions. In April 2007, the National Kidney Foundation amended its anemia management guidelines for anemia management (“K/DOQI”). We recommend that treating physicians review and understand the package label insert and the K/DOQI guidelines as they make their anemia management decisions. If physicians change their prescribing patterns for ESRD patients in response to the revisions to the Epogen® package label insert or the amendments to the K/DOQI guidelines and any such changes result in a material decrease in the aggregate volume of Epogen® administered in our facilities, it would have a material adverse impact on our revenues, earnings and cash flows.
      In July, 2007, CMS announced a further revision to the national monitoring policy, to be effective January 1, 2008. The revision (a) reduces the monthly aggregate maximum dose from 500,000 IU of Epogen® and 1500 mcg for Aranesp® to 400,000 IU for Epogen® and 1200 mcg for Aranesp®; and (b) in instances where a patient’s hemoglobin remains above 13.0 g/dL for three months, the dose for which payment may be made in the third month will be reduced by 50% of the reported dose. These revisions are subject to public comment and thus could be modified prior to implementation.
      Our operations are geographically organized and accordingly we have identified three operating segments, North America, International, and Asia Pacific. For reporting purposes, we have aggregated the International and Asia Pacific segments as “International.” We aggregated these segments due to their similar economic characteristics. These characteristics include same services provided and same products sold, same type patient population, similar methods of distribution of products and services and similar economic environments. Our Management Board member responsible for the profitability and cash flow of each segment’s various businesses supervises the management of each operating segment. The accounting policies of the operating segments are the same as those we apply in preparing our consolidated financial statements under U.S. GAAP. Our management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses.
      With respect to the performance of our business operations, our management believes the most appropriate measure in this regard is operating income which measures our source of earnings. Financing is a corporate function which segments do not control. Therefore, we do not include interest expense relating to financing as a segment measurement. We also regard income taxes to be outside the segments’ control. Similarly, we do not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because we believe that these costs are also not within the control of the individual segments. Accordingly, all of these items are excluded from our analysis of segment results and, in the discussions below of the three months and the nine months ended September 30, 2007 compared to the three months and the nine months ended September 30, 2006 and of the year ended December 31, 2006 compared to the year ended December 31, 2005, such costs are discussed separately as part of the discussion of our consolidated results of operations. In the discussion below of the year ended December 31, 2005 compared to the year ended December 31, 2004, these costs are discussed under the heading “Corporate.”

Results of Operations
      The following table summarizes our financial performance and certain operating results by segment for the periods indicated. Inter-segment sales primarily reflect sales of medical equipment and supplies from the International segment to the North America segment. We prepared the information using a management approach, consistent with the basis and manner in which our management internally disaggregates financial information to assist in making internal operating decisions and evaluating management performance. The operations of RCG are included in our consolidated statements of income and cash flows from April 1, 2006. Therefore, the results of the first nine months of 2007 and the year 2006 on both a consolidated basis and for our North America segment are not directly comparable with the results for the first nine months of 2006 and the year 2005, respectively.

	For the Three Months		For the Nine Months		For the Years Ended
	Ended September 30,		Ended September 30,		December 31,

	2007	2006	2007	2006	2006	2005	2004

	(In millions)		(In millions)		(In millions)
Total revenue
North America	$1,660	$1,613	$4,958	$4,368	$6,026	$4,578	$4,250
International	783	638	2,250	1,824	2,534	2,250	2,019

Totals	2,443	2,251	7,208	6,192	8,560	6,828	6,269

Inter-segment revenue
North America	—	—	1	1	1	1	2
International	17	17	56	44	60	55	39

Totals	17	17	57	45	61	56	41

Total net revenue
North America	1,660	1,613	4,957	4,367	6,025	4,577	4,248
International	766	621	2,194	1,780	2,474	2,195	1,980

Totals	2,426	2,234	7,151	6,147	8,499	6,772	6,228

Amortization and depreciation
North America	54	51	159	137	187	140	129
International	34	29	99	83	120	109	102
Corporate	1	—	2	2	2	2	2

Totals	89	80	260	222	309	251	233

Operating income
North America	283	257	826	704	965	644	587
International	135	113	386	318	440	362	300
Corporate	(21)	(21)	(60)	(58)	(87)	(67)	(35)

Totals	397	349	1,152	964	1,318	939	852

Interest income	9	4	19	15	21	18	14
Interest expense	(104)	(104)	(300)	(270)	(372)	(191)	(197)
Income tax expense	(115)	(105)	(331)	(314)	(413)	(309)	(266)
Minority interest	(6)	(5)	(20)	(10)	(17)	(2)	(1)

Net Income	$181	$139	$520	$385	$537	$455	$402

Three months ended September 30, 2007 compared to three months ended September 30, 2006

	Key Indicators for Consolidated Financial Statements

			Change in %
	Three Months	Three Months
	Ended	Ended		At Constant
	September 30,	September 30,	As	Exchange
	2007	2006	Reported	Rates

Number of treatments	6,625,215	6,251,385	6%
Same market treatment growth in %	3.6%	3.5%
Revenue in $ million	2,426	2,234	9%	6%
Gross profit as a % of revenue	34.5%	33.6%
Selling, general and administrative costs as a % of revenue	17.5%	17.5%
Net income in $ million	181	139	30%
      The number of treatments in the third quarter of 2007 represents an increase of 6% over the same period in 2006. Same market treatment growth contributed 4% and 3% came from acquisitions partially offset by the combined effects of sold or closed clinics and one less dialysis day in the U.S. (1%).
      At September 30, 2007, we owned, operated or managed (excluding those managed in the U.S.) 2,221 clinics compared to 2,085 clinics at September 30, 2006. During the third quarter of 2007, we opened 23 clinics and combined or closed 11 clinics. The number of patients treated in clinics that we own, operate or manage (excluding those managed in the U.S.) increased by 7% to 172,227 at September 30, 2007 from 161,433 at September 30, 2006. Including 33 clinics managed in the U.S. the total number of patients was 174,099. Net revenue increased for the quarter ended September 30, 2007 over the comparable period in 2006 due to growth in revenue in both dialysis care and dialysis products.
      Dialysis care revenue grew by 6% to $1,801 million (4% at constant exchange rates) in the third quarter of 2007 mainly due to organic growth of 5% (consisting of the growth in same market treatments (4%) and increased revenue per treatment (1%)), acquisitions (2%), and exchange rate fluctuations (2%), partially offset by sold or closed clinics and the divestiture in May 2007 of the perfusion business in North America (3%). EPO revenue in 2007 was impacted by decreased utilization and reduced government reimbursement rates as noted above in “Overview”.
      Dialysis product revenue increased by 18% to $625 million (12% at constant exchange rates) in the same period mainly as a result of increased sales of hemodialysis machines, dialyzers and products of the Phoslo business which was acquired in late 2006.
      The increase in gross profit margin is primarily a result of higher per treatment revenue rates partially offset by the effects on operating income due to decreased utilization and reduced government reimbursement rates for EPO and higher personnel expenses in North America and higher growth in the International segment dialysis care business which has lower than average margins. In addition, 2006 was impacted by favorable production variances due to higher utilization of production facilities.
      Selling, general and administrative (“SG&A”) costs increased to $426 million in the third quarter of 2007 from $391 million in the same period of 2006. SG&A costs as a percentage of revenue was approximately 17.5% in the third quarter of both 2007 and 2006. The positive impact in 2007 of economies of scale realized in the International segment, lower bad debt expenses as a percentage of revenue, and the effects in 2006 of the integration costs of $7 million were offset by higher personnel costs in 2007. Bad debt expense for the three months ending September 30, 2007, was $53 million or 2.2% of sales, as compared to $51 million or 2.3% for the comparable period in 2006.
      Operating income increased to $397 million in the third quarter in 2007 from $349 million in the third quarter of 2006 while operating income margin increased to 16.4% for the period ending September 30, 2007 from 15.6% for the same period in 2006. The margin increase was a result of the increased gross margins as noted above and of the effects of the costs in 2006 for the integration of RCG. Excluding the integration costs and the gain from the divestiture of dialysis clinics in conjunction with the RCG acquisition, the operating income margin would have been 15.9% in the third quarter in 2006.
      Interest income increased to $9 million in the three-month period ending September 30, 2007 as compared to $4 million in the same period in 2006 mainly as a result of interest income related to the collection of overdue accounts receivable.
      Interest expense was approximately $104 million for both the third quarter in 2007 and 2006 mainly as a result of reduced debt levels and lower average interest rates offset by an additional $5 million of interest expense in the third quarter of 2007 as a result of the write-off of the unamortized fees related to the voluntary prepayment of the term loans of our 2006 Senior Credit Agreement utilizing proceeds of the Senior Notes due 2017.
      Income tax expense increased to $115 million for the third quarter in 2007 from $105 million for the three-month period ending September 30, 2006. In August 2007, the German corporate tax rate was reduced from 25% to 15% which resulted in a one time deferred tax benefit in the third quarter of $3.1 million. This benefit was offset by the effect of additional tax expense recognized as a result of ongoing tax audits. The third quarter 2006 was impacted by disallowed expenses for tax years 1998-2001 as a result of the finalization of a tax audit for those years. The effective tax rate for the quarter ended September 30, 2007 was 38.0% compared to 42.3% during the same period in 2006. The tax rate for 2006 would have been 39.1% excluding the impact of the disallowed expenses.
      Minority interest in income increased by $1 million in the third quarter 2007 compared to the same period in 2006 as a result of a number of joint ventures acquired in Asia-Pacific that are not wholly-owned.
      Net income increased to $181 million in the three-month period ending September 30, 2007 from $139 million in the same period in 2006 as a result of the effects noted above. The third quarter 2006 was affected by integration costs related to the RCG Acquisition and the after-tax effects of a gain on dialysis clinic divestitures.
      We employed 60,625 people (full-time equivalents) as of September 30, 2007 compared to 56,803 as of December 31, 2006, an increase of 6.7% primarily due to acquisitions in Asia-Pacific and organic growth in the U.S.
The following discussions pertain to our business segments and the measures we use to manage these segments.
North America Segment

	Key Indicators for North America Segment

	Three Months	Three Months
	Ended	Ended
	September 30,	September 30,
	2007	2006	Change in %

Number of treatments	4,621,343	4,498,590	3%
Same market treatment growth in %	3.0%	1.8%
Revenue in $ million	1,660	1,613	3%
Depreciation and amortization in $ million	54	51	7%
Operating income in $ million	283	257	10%
Operating income margin in %	17.0%	15.9%
Revenue
      Treatments increased by 3% for the three-month period ending September 30, 2007 as compared to the same period in 2006 mainly due to same market growth (3%) and acquisitions (1%) partially offset by sold or closed clinics (1%). At September 30, 2007, 120,607 patients (a 3% increase over the same period in the prior year) were being treated in the 1,591 clinics that we own or operate in the North America segment, compared to

116,868 patients treated in 1,542 clinics at September 30, 2006. The average revenue per treatment in the third quarter increased to $323 during 2007 from $321 in 2006. In the U.S., the average revenue per treatment increased to $327 in the third quarter 2007 from $324 for the third quarter 2006.
      Net revenue for the North America segment for the third quarter 2007 increased by 3% as a result of increases in dialysis care revenue by 1% to $1,494 million from $1,472 million and product sales revenue by 18% to $167 million from $141 million.
      The 1% increase in dialysis care revenue was driven by same market treatment growth (3%) and from the combined effects of acquisitions and increase in revenue per treatment (1%) partially offset by sold or closed clinics and the divestiture of the perfusion business in May 2007 (3%). The administration of EPO represented approximately 20% and 23% of total North America dialysis care revenue for the three-month periods ending September 30, 2007 and 2006, respectively. EPO revenue in 2007 was impacted by decreased utilization and reduced government reimbursement rates as noted above in “Overview”.
      The product revenue increase was driven mostly by a higher sales volume of hemodialysis machines and sales of the phosphate binding drug, PhosLo® which was acquired in late 2006.
Operating Income
      Operating income increased by 10% to $283 million for the three-month period ended September 30, 2007 from $257 million for the same period in 2006. Operating income margin increased to 17.0% for the third quarter in 2007 as compared to 15.9% in 2006. The improvement in operating margin was primarily due to higher revenue rates per treatment, PhosLo® sales and higher volume of product sold, partially offset by the effects on operating income due to decreased utilization and reduced government reimbursement rates for EPO and higher personnel costs. The third quarter 2006 was affected by a one-time charge related to the integration of the RCG Acquisition partially offset by a gain from the RCG acquisition-related divestitures. Excluding the effects of the integration costs and the gain from the acquisition-related divestitures, the operating income margin would have been 16.3% in the third quarter of 2006. Cost per treatment was approximately $268 in the third quarter in both 2007 and 2006.
International Segment

	Key Indicators for International Segment

			Change in %
	Three Months	Three Months
	Ended	Ended		At Constant
	September 30,	September 30,	As	Exchange
	2007	2006	Reported	Rates

Number of treatments	2,003,872	1,752,795	14%
Same market treatment growth in %	4.9%	7.1%
Revenue in $ million	766	621	23%	14%
Depreciation and amortization in $ million	34	29	21%
Operating income in $ million	135	113	19%
Operating income margin in %	17.6%	18.2%
Revenue
      Treatments increased by 14% for the three-month period ending September 30, 2007 over the same period in 2006 mainly due to same market growth (5%) and acquisitions (10%) partially offset by sold or closed clinics (1%). As of September 30, 2007, 51,620 patients (a 16% increase over the same period in the prior year) were being treated at 630 clinics that we own, operate or manage in the International segment compared to 44,565 patients treated at 543 clinics at September 30, 2006. The average revenue per treatment increased to $153 from $132 due to the strengthening of local currencies against the U.S. dollar ($11) and increased reimbursement rates and changes in country mix ($10).

      The increase in net revenues for the International segment to $766 million for the three-month period ending September 30, 2007 over $621 million in the same period in 2006 resulted from increases in both dialysis care and dialysis product revenues. Acquisitions contributed approximately 4%. Organic growth during the period was 10% at constant exchange rates.
      Including the effects of the acquisitions, European region revenue increased 18% (9% at constant exchange rates), Latin America region revenue increased 24% (14% at constant exchange rates), and Asia Pacific region revenue increased 47% (43% at constant exchange rates).
      Total dialysis care revenue for the International segment increased during the third quarter of 2007 by 32% (23% at constant exchange rates) to $307 million in 2007 from $232 million in the same period of 2006. This increase is a result of same market treatment growth (5%), contributions from acquisitions (11%), an increase in revenue per treatment (7%) and exchange rate fluctuations (9%).
      Total dialysis product revenue for the third quarter of 2007 increased by 18% (9% at constant exchange rates) to $459 million mostly due to increased sales of hemodialysis machines, peritoneal dialysis products and dialyzers.
Operating Income
      Operating income increased by 19% to $135 million primarily as a result of increases in treatment volume, acquisitions and volume of products sold. Operating income margin decreased to 17.6% from 18.2%. The margin decrease was mainly a result of higher growth in the dialysis care business which has lower than average margins, and the effects of favorable production variances incurred in 2006 due to higher utilization of production facilities.
Nine months ended September 30, 2007 compared to nine months ended September 30, 2006

	Key Indicators for Consolidated Financial Statements

			Change in %
	Nine Months	Nine Months
	Ended	Ended		At Constant
	September 30,	September 30,	As	Exchange
	2007	2006	Reported	Rates

Number of treatments	19,623,252	17,433,465	13%
Same market treatment growth in %	3.9%	4.1%
Revenue in $ million	7,151	6,147	16%	14%
Gross profit as a % of revenue	34.4%	33.5%
Selling, general and administrative costs as a % of revenue	17.7%	17.8%
Net income in $ million	520	385	35%
      We provided 19,623,252 treatments for the nine-month period ending September 30, 2007, an increase of 13% over the same period in 2006. Same market treatment growth contributed 4%, the RCG Acquisition, net of the acquisition-related divestitures, contributed 6%, and additional growth from other acquisitions contributed 4%, partially offset by the combined effects of sold or closed clinics and one less dialysis day (1%).
      During the first nine months of 2007, we acquired 81 clinics, opened 59 clinics and combined or closed 27 clinics. Net revenue increased for the nine months ended September 30, 2007 over the comparable period in 2006 due to growth in revenue in both dialysis care and dialysis products and the net effects of the RCG Acquisition.
      Dialysis care revenue grew by 16% to $5,357 million (15% at constant exchange rates) for the nine-month period ended September 30, 2007 mainly due to the RCG Acquisition net of acquisition-related divestitures (7%), growth in same market treatments (4%), increased revenue per treatment (3%), other acquisitions (2%) and exchange rate fluctuations (1%), partially offset by sold or closed clinics (1%).

      Dialysis product revenue increased by 18% to $1,794 million (13% at constant exchange rates) in the same period mainly as a result of increased sales of hemodialysis machines, peritoneal dialysis products, dialyzers and the PhosLo® business which we acquired in late 2006.
      The increase in gross profit margin is primarily a result of higher revenue per treatment rates, partially offset by higher personnel expenses and higher growth in lower gross margin dialysis care business in the International segment.
      Selling, general and administrative (“SG&A”) costs increased to $1,264 million for the nine-month period ending September 30, 2007 from $1,097 million in the same period of 2006. SG&A costs as a percentage of sales decreased to 17.7% in nine months ended September 30, 2007 from 17.8% in the same period of 2006. The positive effect of the economies of scale in the International segment was offset by higher personnel expenses. In addition, the nine-month period ending September 30, 2006 was negatively impacted by the effects of one time charges of $12 million related to the integration of the RCG Acquisition and the transformation of the Company’s legal form (0.2%). Bad debt expense for the first nine months of 2007 was $153 million as compared to $129 million in the same period 2006, both representing 2.1% of sales.
      Operating income increased to $1,152 million in the nine-month period ended September 30, 2007 from $964 million in the same period in 2006. Operating income margin increased to 16.1% for the period ending September 30, 2007 from 15.7% for the same period in 2006 due to increased gross margins as noted above and the decrease in SG&A as a percentage of sales as noted above, partially offset by effects of a $40 million gain in 2006 from the acquisition-related divestitures. Excluding the gain from the acquisition-related divestitures and the costs in connection with the integration and transformation, the operating income margin would have been 15.2% for the nine month period ending September 30, 2006.
      Interest income increased to $19 million in the nine-month period ending September 30, 2007 as compared to $15 million in the same period in 2006 mainly as a result of interest income related to the collection of overdue accounts receivable.
      Interest expense increased 11% to $300 million for the first nine months of 2007 from $270 million for the same period in 2006 mainly as a result of increased debt due to the RCG Acquisition which was consummated at the end of March 2006. The first nine months of 2007 and 2006 were impacted by a $5 million and $15 million write-off of fees related to the early retirement of debt incurred under Senior Credit Agreements.
      Income tax expense increased to $331 million for the nine-month period ended September 30, 2007 from $314 million for the nine-month period ended September 30, 2006. In August 2007, the German corporate tax rate was reduced from 25% to 15% which resulted in a one time deferred tax benefit in the third quarter of $3.1 million. This benefit was offset by the effect of additional tax expense recognized as a result of ongoing tax audits. The effective tax rate for the nine-month period ended September 30, 2007 was 38.0% compared to 44.3% during the same period in 2006, a decrease mainly due to the impact of tax charges in 2006 related to the gain from the RCG acquisition-related divestitures and the tax audit in Germany.
      Minority interest increased by $10 million as a result of a number of joint ventures acquired in connection with the RCG Acquisition in 2006 and additional Asia-Pacific acquisitions in 2007 that are not wholly-owned.
      Net income increased to $520 million in the nine-month period ended September 30, 2007 from $385 million in the same period in 2006. The nine-month period ended September 30, 2006 was affected by the after-tax effect of $9 million of charges from the write-off of deferred financing fees related to the 2003 Senior Credit Agreement, $4 million net loss on the sale of acquisition-related divestitures, $6 million costs for the RCG integration and $1 million costs for the transformation of legal form.

      The following discussions pertain to our business segments and the measures we use to manage these segments.
North America Segment

	Key Indicators for North America Segment

	Nine Months	Nine Months
	Ended	Ended
	September 30,	September 30,
	2007	2006	Change in %

Number of treatments	13,698,684	12,337,114	11%
Same market treatment growth in %	2.9%	2.0%
Revenue in $ million	4,957	4,367	14%
Depreciation and amortization in $ million	159	137	16%
Operating income in $ million	826	704	17%
Operating income margin in %	16.7%	16.1%
Revenue
      Treatments increased by 11% for the nine-month period ending September 30, 2007 as compared to the same period in 2006 mainly due to the RCG Acquisition (8%), same market growth (3%), and other acquisitions (1%) partially offset by the combined effect of sold or closed clinics and one less dialysis day (1%). The average revenue per treatment for the nine months ended September 30, 2007 increased to $324 from $315 in 2006. In the U.S., the average revenue per treatment increased to $327 for the nine-month period ended September 30, 2007 from $318 for the same period in 2006. The improvement in the revenue rate per treatment is primarily due to improved commercial payor rates, a 1.6% increase in the Medicare composite rate, an increase in the drug add-on adjustment and the effects of the RCG Acquisition partially offset by decreased utilization of and reduced reimbursement rates for EPO.
      Net revenue for the North America segment for the nine-month period ending September 30, 2007 increased as a result of increases in dialysis care revenue by 13% to $4,476 million from $3,959 million and dialysis product revenue by 18% to $481 million from $408 million.
      The 13% increase in dialysis care revenue was driven by an 8% increase as a result of the effects of the RCG Acquisition, net of acquisition-related divestitures, by same market treatment growth of 3% and 1% resulting from other acquisitions partially offset by sold or closed clinics and the divestiture of the perfusion business (2%). In addition, revenue per treatment improved 3%. The administration of EPO represented approximately 22% and 23% of total North America dialysis care revenue for the nine-month periods ending September 30, 2007 and 2006, respectively.
      The product revenue increase was driven mostly by a higher sales volume of hemodialysis machines, concentrates, and sales of the phosphate binding drug PhosLo® which was acquired in late 2006.
Operating Income
      Operating income increased by 17% to $826 million for the nine-month period ended September 30, 2007 from $704 million for the same period in 2006. Operating income margin increased to 16.7% for the first nine months in 2007 as compared to 16.1% for the same period in 2006 primarily due to increased revenue per treatment and a higher volume of products sold, partially offset by higher personnel costs and the effects in 2006 of a $40 million gain from the acquisition-related divestitures and $10 million costs for the integration of the RCG Acquisition. Excluding the gain from the acquisition-related divestitures and the costs in connection with the integration, the operating income margin would have been 15.4% for the first nine months of 2006. Cost per treatment increased to $269 in 2007 from $265 in 2006.

International Segment

	Key Indicators for International Segment

			Change in %
	Nine Months	Nine Months
	Ended	Ended		At Constant
	September 30,	September 30,	As	Exchange
	2007	2006	Reported	Rates

Number of treatments	5,924,568	5,096,351	16%
Same market treatment growth in %	6.2%	8.4%
Revenue in $ million	2,194	1,780	23%	15%
Depreciation and amortization in $ million	99	83	20%
Operating income in $ million	386	318	21%
Operating income margin in %	17.6%	17.8%
Revenue
      Treatments increased by 16% for the nine-month period ending September 30, 2007 over the same period in 2006 mainly due to same market growth (6%), and acquisitions (11%), partially offset by sold or closed clinics (1%). The average revenue per treatment increased to $149 from $131 due to increased reimbursement rates, changes in country mix ($9) and the strengthening of local currencies against the U.S. dollar ($9).
      The increase in net revenues for the International segment for the nine-month period ending September 30, 2007 over the same period in 2006 resulted from increases in both dialysis care and dialysis product revenues. Acquisitions contributed approximately 5% and organic growth during the period was 10% at constant exchange rates. Exchange rate fluctuations contributed 8%.
      Including the effects of acquisitions, European region revenue increased 19% (10% at constant exchange rates), Latin America region revenue increased 23% (16% at constant exchange rates), and Asia Pacific region revenue increased 45% (42% at constant exchange rates).
      Total dialysis care revenue for the International segment increased during the first nine months of 2007 by 32% (24% at constant exchange rates) to $880 million from $669 million in the same period of 2006. This increase is a result of same market treatment growth of 6% and a 12% increase in contributions from acquisitions. An increase in revenue per treatment contributed 6% and exchange rate fluctuations contributed approximately 8%.
      Total dialysis product revenue for the first nine months of 2007 increased by 18% (11% at constant exchange rates) to $1,313 million mostly due to increased dialyzer and peritoneal-dialysis product sales and increased hemodialysis machine sales.
Operating Income
      Operating income increased by 21% to $386 million primarily as a result of an increase in treatment volume, acquisitions and in volume of products sold. Operating income margin decreased slightly to 17.6% from 17.8% mainly due to disproportionately higher growth in the dialysis care business which has lower than average margins and the impact in 2006 of favorable production variances due to higher utilization of production facilities.
Year ended December 31, 2006 compared to year ended December 31, 2005
Highlights
      We successfully completed the acquisition of Renal Care Group, Inc. (the “RCG Acquisition”) in the first quarter of 2006 for a purchase price of $4,158 million for all of the outstanding common stock and the retirement of RCG stock options. The purchase price included the concurrent repayment of approximately $658 million of indebtedness of RCG. During 2005, RCG provided dialysis and ancillary services to over 32,360 patients through more than 450 owned outpatient dialysis centers in 34 states within the United States, in addition to providing acute dialysis services to more than 200 hospitals.

      We were required to divest a total of 105 renal dialysis centers, consisting of both former Company clinics (the “legacy clinics”) and former RCG clinics (the “Divestitures”), in order to complete the RCG Acquisition in accordance with a consent order issued by the United States Federal Trade Commission (“FTC”) on March 30, 2006. The Company sold 96 of such centers on April 7, 2006 to a wholly-owned subsidiary of DSI Holding Company, Inc. (“DSI”) and sold DSI the remaining 9 centers effective as of June 30, 2006. In addition, we sold the laboratory business acquired in the RCG transaction. The Company received cash consideration of $516 million, net of related expenses, for the divested centers and the laboratory business.
      To finance the RCG Acquisition, we entered into a new $4,600 million syndicated credit agreement (the “2006 Credit Agreement”) with Bank of America, N.A. (“BofA”); Deutsche Bank AG New York Branch; The Bank of Nova Scotia; Credit Suisse, Cayman Islands Branch; JPMorgan Chase Bank, National Association; and certain other lenders (collectively, the “Lenders”) on March 31, 2006 which replaced the existing credit agreement (the “2003 Credit Agreement”). See “Liquidity and Capital Resources.”
      On February 10, 2006, we completed and registered in the commercial register of the local court in Hof an der Saale the transformation of our legal form under German law from a stock corporation (Aktiengesellschaft) to a partnership limited by shares (Kommanditgesellschaft auf Aktien) with the name Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA”). The transformation was approved by our shareholders during an Extraordinary General Meeting held on August 30, 2005 (“EGM”). The Company as a KGaA is the same legal entity under German law, rather than a successor to the AG. Fresenius Medical Care Management AG (“Management AG” or “General Partner”), a wholly-owned subsidiary of Fresenius AG, the majority voting shareholder of FMC-AG prior to the transformation, is the General Partner of FMC-AG & Co. KGaA. (See Note 2 to our consolidated financial statements.)
      Revenues increased by 26% to $8,499 million (25% at constant rates) with organic growth at 10% and the RCG Acquisition, net of the Divestitures, contributing 15%. Operating income (EBIT) increased 38% excluding the gain from the divestiture of the clinics, the effects of the costs of an accounting change for stock options, the restructuring costs and in-process R&D, and the costs of the transformation of legal form and preference share conversion. The following table provides a reconciliation to operating income.

	For the Years Ended December 31,

	2006	2005	Change in %

	(in millions)
Operating income	$1,318	$939	40%
Transformation & Settlement	2	22
Restructuring costs and in-process R&D	35	—
Gain from FTC-related clinic divestment	(40)	—
Stock option compensation expense (FAS 123(R))	14	—

Operating income excluding one time effects and FAS 123(R)	$1,329	$961	38%

      Net Income increased by 24% excluding the after tax loss from the divestiture, the costs of the accounting change, restructuring costs, in-process R&D, and the transformation costs. Including such items, net income increased by 18%. The following table provides a reconciliation to net income.

	For the Years Ended
	December 31,

	2006	2005	Change in %

	(in millions)
Net income	$537	$455	18%
Transformation & Settlement	1	17
Restructuring costs and in-process R&D	23	—
Write-off FME prepaid financing fees	9	—
Loss from FTC-related clinic divestment	4	—
Stock option compensation expense (FAS 123(R))	10	—

Net income excluding one time effects and FAS 123(R)	$584	$472	24%

Consolidated Financials
Key Indicators for Consolidated Financials

			Change in %

				At Constant
			As	Exchange
	2006	2005	Reported	Rates

Number of treatments	23,739,733	19,732,753	20%
Same market treatment growth in %	4.2%	4.6%
Revenue in $ million	8,499	6,772	26%	25%
Gross profit in % of revenue	33.9%	32.6%
Selling, general and administrative costs in % of revenue	18.2%	18.0%
Net income in $ million	537	455	18%
      Treatments increased by 20% mainly due to the RCG Acquisition, net of the Divestitures, contributing 16%, same market treatment growth 4%, with additional growth of 1% from other acquisitions, reduced by approximately 1% due to closed or sold clinics. At December 31, 2006, we owned, operated, or managed 2,108 clinics as compared to 1,680 at December 31, 2005. In 2006, we acquired 378 clinics including the clinics acquired from RCG net of the Divestitures, opened 83 clinics and closed or sold 33 clinics, not including the Divestitures. The number of patients treated in clinics that we own, operate or manage increased by 24% to 163,517 at December 31, 2006 from 131,485 at December 31, 2005. Average revenue per treatment for world-wide dialysis services increased from $247 to $269 mainly due to worldwide improved reimbursement rates and the RCG Acquisition.
      Net revenue increased by 26% (25% at constant rates) for the year ended December 31, 2006 over the comparable period in 2005 due to growth in revenue in both dialysis care and dialysis products and the effects of the RCG Acquisition net of the Divestitures.
      Dialysis care revenue grew by 31% to $6,377 million (31% at constant exchange rates) in 2006 mainly due to the RCG Acquisition net of the Divestitures (20%), growth in same market treatments (4%), higher revenue rates (6%), and other acquisitions (1%). Dialysis product revenue increased by 11% to $2,122 million (11% at constant exchange rates) in the same period.
      Gross profit margin improved to 33.9% in 2006 from 32.6% for 2005. The increase is primarily a result of the effects of the RCG Acquisition (net of the Divestitures) which has higher margins, higher treatment rates in North America, sales growth in Europe and favorable operational performance in Latin America, partially offset by higher personnel expenses in North America and growth in regions with low gross profit margins.

Depreciation and amortization expense for the period ended December 31, 2006 was $309 million compared to $251 million for the same period in 2005.
      Selling, general and administrative costs increased from $1,218 million in 2005 to $1,548 million in the same period of 2006. Selling, general and administrative costs as a percentage of sales (“SG&A margin”) increased from 18.0% in the year ended December 31, 2005 to 18.2% in the same period of 2006. The percentage increase is mainly due to restructuring costs, the consolidation of RCG whose SG&A margin was higher, expenses for patent litigation, additional compensation expense incurred as a result of the adoption of the change for accounting for stock options, and higher personnel expenses in North America partially offset by economies of scale associated with growth in revenues and growth in regions with lower SG&A margins. In 2005, SG&A costs were impacted by higher one-time transformation costs for the change in the legal form of our Company.
      Bad debt expense for 2006 was $177 million compared to $141 million in 2005, remaining at 2.1% of revenue, the same level as 2005.
      Operating income increased from $939 million in 2005 to $1,318 million in 2006. Operating income as a percent of revenue (“operating income margin”) increased from 13.9% for the period ending December 31, 2005 to 15.5% for the same period in 2006 mainly as a result of the improvements in the segments operating margins (see discussion on segments below). The gain on sale of legacy clinics contributed $40 million (0.5%), which was more than offset by restructuring costs, in-process R&D, cost of transformation of the Company’s legal form, and additional compensation costs incurred as a result of adopting FAS123(R) in 2006. Included in operating income are corporate operating losses of $87 million in the year ended December 31, 2006 compared to $67 million for the same period of 2005. This increase in corporate operating losses includes approximately $14 million due to the adoption of FAS123(R) in 2006 for stock compensation and increased costs for patent litigation, partially offset by lower transformation costs.
      Interest expense increased (95%) from $191 million for the twelve-month period ending December 31, 2005 to $372 million for the same period in 2006 mainly as a result of increased debt due to the RCG Acquisition and the write-off of unamortized fees approximating $15 million related to our 2003 Credit Agreement which was replaced by the 2006 Credit Agreement in conjunction with the RCG Acquisition.
      Income taxes increased to $413 million for 2006 from $309 million for the same period in 2005 mainly as a result of increased earnings and the tax on the gain of the divested legacy clinics. As a result of the differences of book and tax basis for the divested legacy clinics, we recorded a book gain of approximately $40 million while recording a tax expense of approximately $44 million on the transaction. This resulted in an increase of the effective tax rate of approximately 3% for the twelve-month period ending December 31, 2006. In addition, during 2006, the German tax authorities substantially finalized their tax audit for tax years 1998-2001. Some expenses reported during those years were disallowed resulting in the Company incurring additional tax expense during 2006. This resulted in a 1% impact on the effective tax rate for the twelve-month period ending December 31, 2006. Without the effects of these two items, the effective tax rate would have been 38.5% for 2006.
      Net income for the period was $537 million compared to $455 million in 2005 despite the after tax effects of the $23 million restructuring costs and in-process R&D, the $10 million costs relating to the accounting change for stock options, the $9 million write off of fees related to our 2003 Credit Agreement, the $4 million net loss on the sale of the legacy clinics, and the $1 million costs related to the transformation.

      The following discussions pertain to our business segments and the measures we use to manage these segments.
North America Segment
Key Indicators for North America Segment

	2006	2005	Change in %

Number of treatments	16,877,911	13,471,158	25%
Same market treatment growth in %	2.1%	3.3%
Revenue in $ million	6,025	4,577	32%
Depreciation and amortization in $ million	187	140	34%
Operating income in $ million	965	644	50%
Operating income margin in %	16.0%	14.1%
Revenue
      Treatments increased by 25% for the year ended December 31, 2006 as compared to the same period in 2005 mainly due to the RCG Acquisition (23%), same market growth (2%), and other acquisitions (1%) partially offset by sold or closed clinics (1%). At December 31, 2006, 117,855 patients (a 32% increase over the same period in the prior year) were being treated in the 1,560 clinics that we own or operate in the North America segment, compared to 89,313 patients treated in 1,157 clinics at December 31, 2005. The North America segment’s average revenue per treatment increased from $294 in 2005 to $317 in 2006. In the U.S., average revenue per treatment increased from $297 for 2005 to $321 in 2006. The improvement in the revenue rate per treatment is primarily due to increases in improved commercial payor contracts, increases in the dialysis treatment reimbursement rates including the legislated 1.6% increase from Medicare, the transfer of Medicare drug profits for separately billable items into the composite rate and the effects of the RCG Acquisition.
      Net revenue for the North America segment for 2006 increased by 32% because dialysis care revenue increased by 35% from $4,054 million to $5,464 million and products sales increased by 7% to $561 million in 2006 from $523 million in 2005.
      Dialysis care revenue in year ended December 31, 2006 increased by 35%, driven by 25% as a result of the effects of the RCG Acquisition combined with favorable treatment volume and dialysis treatment rates that resulted in organic revenue growth of 9% and the impact of other acquisitions of 1%. For 2006, the administration of EPO represented approximately 23% of total North America Dialysis Care revenue as compared to 24% in the prior year.
      The product revenue increase was driven mostly by increased sales volume of machines and dialyzers.
Operating income
      Operating income increased by 50% from $644 million for 2005 to $965 million for the same period in 2006 due to increased treatments and a higher volume of products sold. Operating income margin increased from 14.1% for 2005 to 16.0% for the same period in 2006 mostly as a result of the improvement in revenue rates, increased treatment volume, effects of the RCG Acquisition net of Divestitures and increased product sales partially offset by higher personnel expenses. Cost per treatment increased from $254 in 2005 to $266 in 2006.

International Segment
Key Indicators for International Segment

			Change in %

			as	at constant
	2006	2005	reported	exchange rates

Number of treatments	6,861,822	6,261,595	10%
Same market treatment growth in %	8.6%	7.6%
Revenue in $ million	2,474	2,195	13%	12%
Depreciation and amortization in $ million	120	109	9%
Operating income in $ million	440	362	22%
Operating income margin in %	17.8%	16.5%
Revenue
      Treatments increased by 10% for year ended December 31, 2006 over the same period in 2005 mainly due to same market growth (9%) and acquisitions (3%), partially offset by sold or closed clinics (1%) and the effects of one less dialysis day (1%). As of December 31, 2006, 45,662 patients (an 8% increase over the same period in the prior year) were being treated at 548 clinics that we own, operate or manage in the International segment compared to 42,172 patients treated at 523 clinics at December 31, 2005. In 2006, the average revenue per treatment increased to $133 from $130 (increased to $133 at constant exchange rates) for 2005 primarily due to increased reimbursement rates.
      The 13% increase in net revenues for the International segment resulted from increases in both dialysis care and dialysis product revenues. The increase was due to organic growth during the period of 12% at constant exchange rates with a 1% increase due to acquisitions and 1% due to currency fluctuations, offset by 1% due to closed or sold clinics.
      Total dialysis care revenue increased during 2006 by 12% (12% at constant exchange rates) to $913 million in 2006 from $813 million in the same period of 2005. This increase is primarily a result of organic growth of 11% and a 2% increase in contributions from acquisitions, partially offset by 1% due to closed or sold clinics.
      Total dialysis product revenue for 2006 increased by 13% (12% at constant exchange rates) to $1,561 million from $1,382 million in 2005.
      Including the effects of acquisitions, European region revenue increased 11% (11% at constant exchange rates), Latin America region revenue increased 24% (21% at constant exchange rates), and Asia Pacific region revenue increased 11% (11% at constant exchange rates).
Operating income
      Operating income in the International segment increased from $362 million in 2005 to $440 million for the same period in 2006 primarily as a result of an increase in treatment volume and in volume of products sold. Operating income margin increased from 16.5% in 2005 to 17.8% for the same period in 2006. The main causes for the margin increase were production efficiencies in Europe, accelerated purchases of product by German customers as a result of an increase by 3% of the German value added tax (“VAT”) in 2007, improvements in our operations in Latin America and Asia Pacific, collections on previously written off receivables, lower bad debt expense and the impact of restructuring costs in Japan in 2005. These effects were partially offset by income received in 2005 associated with the cancellation of a distribution agreement and with a patent litigation settlement.

Year ended December 31, 2005 compared to year ended December 31, 2004
Highlights
      Earnings margins increased in both segments in 2005 resulting in a 0.5% increase in operating income margin which was partially offset by the one time effect of the $22 million of costs associated with the transformation of our legal form and the settlement and related legal fees of a shareholder suit relating to the transformation and conversion of our preference shares.
      Cash flow provided from operations in 2005 decreased by approximately $158 million as compared to 2004 primarily as a result of income tax payments for prior periods of approximately $119 million made in Germany and the U.S. in 2005 and the effects of the difference in the reduction of days sales outstanding (“DSO”). There was a reduction of 2 DSO in 2005 versus 2004 as compared to 5 DSO reduction in 2004 versus 2003.
      The tax payments were the result of a $78 million payment in Germany on a disputed tax assessment relating to deductions of write-downs taken in prior years and a $41 million payment in the US resulting from a tax assessment relating to the deductibility of payments made pursuant to the 2000 OIG settlement.
Consolidated Financials
Key Indicators for Consolidated Financials

			Change in %

			as	at constant
	2005	2004	reported	exchange rates

Number of treatments	19,732,753	18,794,109	5%
Same store treatment growth in %	4.6%	3.6%
Revenue in $ million	6,772	6,228	9%	8%
Gross profit in % of revenue	32.6%	31.5%
Selling, general and administrative costs in % of revenue	18.0%	17.0%
Net income in $ million	455	402	13%
      Net revenue increased by 9% for the year ended December 31, 2005 over the comparable period in 2004 due to growth in revenue in both dialysis care and dialysis products. The 9% increase represents 7% organic growth combined with 1% of growth from acquisitions and 1% increase attributable to exchange rate effects due to the continued strengthening of various local currencies against the dollar.
      Dialysis care revenue grew by 8% to $4,867 million (8% at constant exchange rates) mainly due to organic revenue growth resulting principally from 5% growth in same store treatments, 2% increase in revenue per treatment and 1% due to acquisitions. Dialysis products revenue increased by 10% to $1,905 million (9% at constant exchange rates) driven by a volume increase and higher priced products.
      Gross profit margin improved to 32.6% in 2005 from 31.5% for 2004. The increase is primarily a result of higher revenue rates, production efficiencies, and the effects in 2004 of a one time discount provided to a distributor in Japan, partially offset by higher personnel expenses, higher facility costs and one less treatment day in North America. Depreciation and amortization expense for 2005 was $251 million compared to $233 million for 2004.
      Approximately 36% of the Company’s 2005 worldwide revenues, as compared to 38% in 2004, were paid by and subject to regulations under governmental health care programs, primarily Medicare and Medicaid, administered by the United States government.
      Selling, general and administrative costs increased from $1,058 million in 2004 to $1,218 million in 2005. Selling, general and administrative costs as a percentage of sales increased from 17.0% in 2004 to 18.0% in 2005. The increase is mainly due to one time costs of $22 million for the transformation of our legal form and the settlement and related legal fees of the shareholder suit, increased delivery costs due to higher fuel prices for

Company-owned vehicles and higher transport and other third party commercial delivery costs, higher insurance costs, restructuring costs in Japan, and the favorable effects in 2004 of an indemnification payment received in 2004 related to a clinic in Asia Pacific. These effects were partially offset by foreign currency gains and a patent litigation settlement in the International segment as well as the one-time impact of compensation for cancellation of a distribution contract in Japan.
      In 2005, 19.73 million treatments were provided. This represents an increase of 5.0% over 2004. Same store treatment growth was 4.6% with additional growth of 1.5% from acquisitions offset by the effects of sold and closed clinics (1.1%).
      At December 31, 2005, we owned, operated or managed approximately 1,680 clinics compared to 1,610 clinics at the end of 2004. During 2005, we acquired 37 clinics, opened 65 clinics and consolidated 32 clinics. The number of patients treated in clinics that we own, operate or manage increased to approximately 131,450 at December 31, 2005 from approximately 124,400 at December 31, 2004. Average revenue per treatment for worldwide dialysis services increased to $247 from $240 mainly due to worldwide improved reimbursement.
      The following discussions pertain to our business segments and the measures we use to manage these segments.
North America Segment
Key Indicators for North America Segment

	2005	2004	Change in %

Number of treatments	13,471,158	12,998,661	4%
Same store treatment growth in %	3.3%	3.2%
Revenue in $ million	4,577	4,248	8%
Depreciation and amortization in $ million	140	129	9%
Operating income in $ million	644	587	10%
Operating income margin in %	14.1%	13.8%
Revenue
      Net revenue for the North America segment for 2005 increased 8% as dialysis care revenue increased by 7% from $3,802 million to $4,054 million while dialysis products sales increased by 17%.
      The 7% increase in dialysis care revenue in 2005 was driven by approximately 4% increase in treatments, a revenue rate per treatment increase of approximately 2% and approximately 1% resulting from Fin46(R). The 4% increase in treatments was the result of same store treatment growth of 3% and 1% increase resulting from acquisitions. For 2005, the administration of EPO represented approximately 21% of North America total revenue as compared to 23% in the prior year.
      At the end of 2005, approximately 89,300 patients were being treated in the 1,155 clinics that we own, operate or manage in the North America segment, compared to approximately 86,350 patients treated in 1,135 clinics at the end of 2004. The average revenue per treatment increased from $288 in 2004 to $294 during 2005. In the U.S., average revenue per treatment increased from $289 in 2004 to $297 in 2005.
      Dialysis products revenues increased by 17% due to continued strong demand for our dialysis machines and dialyzers.
DaVita
      On October 5, 2005, DaVita Inc. (“DaVita”), the second largest provider of dialysis services in the U.S. and an important customer of ours, completed its acquisition of Gambro Healthcare, Inc., the third largest provider of dialysis services in the U.S., and agreed to purchase a substantial portion of its dialysis product supply requirements from Gambro Renal Products, Inc. during the next ten years.

Operating income
      Operating income margin increased from 13.8% in 2004 to 14.1% in 2005. The primary drivers of this margin improvement during 2005 are higher revenues per treatment partially offset by higher personnel expenses, increased delivery costs due to higher fuel prices, higher bad debt expense, higher insurance costs and other increased costs. Accordingly, cost per treatment increased from $250 in 2004 to $254 in 2005.
International Segment
Key Indicators for International Segment

			Change in %

			as	at constant
	2005	2004	reported	exchange rates

Number of treatments	6,261,595	5,795,448	8%
Same store treatment growth in %	7.6%	4.1%
Revenue in $ million	2,195	1,980	11%	9%
Depreciation and amortization in $ million	109	102	8%
Operating income in $ million	362	300	21%
Operating income margin in %	16.5%	15.2%
Revenue
      The 11% increase in net revenues for the International segment resulted from increases in both dialysis care and dialysis products revenues. Organic growth during the period was 8% at constant exchange rates and acquisitions contributed approximately 1%. This increase was also attributable to a 2% exchange rate effect due to the continued strengthening of various local currencies against the dollar.
      Total dialysis care revenue increased during 2005 by 16% (14% at constant exchange rates) to $813 million in 2005 from $699 million for 2004. This increase is a result of organic growth of 13%, a 2% increase in contributions from acquisitions and was partially offset by the 1% effects of sold or closed clinics and increased by approximately 2% due to exchange rate fluctuations. The 13% organic growth was driven by same store treatment growth of 8% and pricing mix resulting from increased average revenue per treatment and growth in countries that have higher reimbursement rates.
      As of December 31, 2005, approximately 42,150 patients were being treated at 525 clinics that we own, operate or manage in the International segment compared to 38,050 patients treated at 475 clinics at December 31, 2004. In 2005, the average revenue per treatment increased from $121 to $130 ($127 at constant exchange rates) due to the strengthening of local currencies against the U.S. dollar and increased reimbursement rates partially offset by higher growth in countries with reimbursement rates below the average.
      Total dialysis products revenue for 2005 increased by 8% (7% at constant exchange rates) to $1,382 million mainly driven by organic growth.
      Including the effects of acquisitions, European region revenue increased 9% (9% at constant exchange rates), Latin America region revenue increased 27% (17% at constant exchange rates), and Asia Pacific region revenue increased 8% (5% at constant exchange rates).
Operating income
      Our operating income increased from $300 million in 2004 to $362 million in 2005. The operating margin increased from 15.2% in 2004 to 16.5% in 2005. The increase in margin resulted mainly from production efficiencies in Europe, a reimbursement increase in Turkey, foreign exchange gains, lower bad debt expense, the one time effects of income associated with the cancellation of a distribution agreement in Japan, and settlement of a patent litigation, as well as the now favorable impact of a discount provided to a distributor in Japan in 2004. These effects were partially offset by restructuring costs in Japan and by the then favorable effects of an indemnification payment received in 2004 related to a clinic in Asia Pacific.

      The following discussions pertain to our total Company costs.
Corporate
      We do not allocate “corporate costs” to our segments in calculating segment operating income as we believe that these costs are not within the control of the individual segments. These corporate costs primarily relate to certain headquarters overhead charges including accounting and finance, professional services, etc.
      Total corporate operating loss was $67 million in 2005 compared to $35 million in the same period of 2004. The increase in operating loss was mainly due to the one-time costs of $22 million related to the transformation of our legal form and the settlement and related legal fees of the shareholder suit that sought to set aside the resolutions approving the transformation. Legal fees related to the Baxter patent litigation also contributed to this increase.
Interest
      Interest expense for 2005 decreased 3% compared to the same period in 2004 due to a lower debt level resulting from the use of positive cash flows, and lower interest rates.
Income Taxes
      The effective tax rate for 2005 was 40.3% compared to 39.7% in 2004.
Liquidity and Capital Resources
      We require capital primarily to acquire and develop free standing renal dialysis centers, to purchase property for new renal dialysis centers and production sites, equipment for existing or new renal dialysis centers and production centers and to finance working capital needs. At September 30, 2007, our working capital was $836 million, we had cash and cash equivalents of $238 million, and our ratio of current assets to current liabilities was 1:3. At December 31, 2006, such amounts were $1,036 million, $159 million and 1:4, respectively. The decrease in working capital was mainly the result of the reclassification of $665 million of Trust Preferred Securities, which are mandatorily redeemable in February 2008, to short-term, partially offset by the repayment of our short-term accounts receivable facility using part of the proceeds of the issuance of our Senior Notes in July 2007 as described below. The proceeds were also used to voluntarily prepay indebtedness under our 2006 Senior Credit Agreement. Having taken these actions, we believe that our cash flow from operations and funds available from our accounts receivable facility and 2006 Senior Credit Agreement revolving loan facilities will provide adequate liquidity to retire the $665 million of Trust Preferred Securities in 2008 when they come due.
      Our primary sources of liquidity have historically been cash from operations, cash from short-term borrowings as well as from long-term debt from third parties and from related parties and cash from issuance of equity securities and Trust Preferred Securities. Cash from operations is impacted by the profitability of our business and the development of our working capital, principally receivables. The profitability of our business depends significantly on reimbursement rates. Approximately 75% of our revenues are generated by providing dialysis treatment, a major portion of which is reimbursed by either public health care organizations or private insurers. For the period ended September 30, 2007, approximately 36% of our consolidated revenues resulted from U.S. federal health care benefit programs, such as Medicare and Medicaid reimbursement (approximately 38% for the year ended December 31, 2006). Legislative changes could affect all Medicare reimbursement rates for the services we provide, as well as the scope of Medicare coverage. A decrease in reimbursement rates could have a material adverse effect on our business, financial condition and results of operations and thus on our capacity to generate cash flow. See “Financial Condition and Results of Operations — Overview,” above, for a discussion of recent Medicare reimbursement rate changes. Furthermore cash from operations depends on the collection of accounts receivable. We could face difficulties in enforcing and collecting accounts receivable under some countries’ legal systems. Some customers and governments may have longer payment cycles. Should this payment cycle lengthen, then this could have a material adverse effect on our capacity to generate cash flow.

      Accounts receivable balances at September 30, 2007, December 31, 2006 and December 31, 2005, net of valuation allowances, represented approximately 74, 76 and 82 days of net revenue, respectively. This favorable development is mainly a result of extension of an electronic billing program and more favorable payment terms in payor contracts in the U.S. and our management effort to improve collection of receivables. The mix effect due to North America’s increased weight following the RCG Acquisition coupled with North America’s lower DSO is a further driver for the decrease of our DSO. The development of days sales outstanding by operating segment is shown in the table below.
Development of Days Sales Outstanding

	September 30,	December 31,	December 31,
	2007	2006	2005

North America	57	59	63
International	114	119	120

Total	74	76	82

2006 Credit Agreement
      We entered into a $4.6 billion syndicated credit facility (the “2006 Credit Agreement”) with Bank of America, N.A. (“BofA”); Deutsche Bank AG New York Branch; The Bank of Nova Scotia; Credit Suisse, Cayman Islands Branch; JPMorgan Chase Bank, National Association; and certain other lenders (collectively, the “Lenders”) that closed on March 31, 2006 and replaced the existing credit facility (the “2003 Credit Agreement”). The 2006 Credit Agreement consists of:

•	a 5-year $1 billion revolving credit facility (of which up to $0.25 billion is available for letters of credit, up to $0.3 billion is available for borrowings in certain non-U.S. currencies, up to $0.15 billion is available as swing line loans in U.S. dollars, up to $0.25 billion is available as a competitive loan facility and up to $0.05 billion is available as swing line loans in certain non-U.S. currencies, the total of all of which cannot exceed $1 billion) which will be due and payable on March 31, 2011.

•	a 5-year term loan facility (“Term Loan A”) of $1.85 billion also scheduled to mature on March 31, 2011. Until July 2, 2007, the 2006 Credit Agreement required 19 quarterly payments on Term Loan A of $30 million each that permanently reduce the term loan facility. The repayments began on June 30, 2006 and continue through December 31, 2010. The remaining amount outstanding is due on March 31, 2011.

•	a 7-year term loan facility (“Term Loan B”) of $1.75 billion scheduled to mature on March 31, 2013. Until July 2, 2007, the 2006 Credit Agreement required 28 quarterly payments on Term Loan B that permanently reduce the term loan facility. The repayment began June 30, 2006. The first 24 quarterly payments will be equal to one quarter of one percent (0.25%) of the original principal balance outstanding, payments 25 though 28 will be equal to twenty-three and one half percent (23.5%) of the original principal balance outstanding with the final payment due on March 31, 2013, subject to an early repayment requirement on March 1, 2011 if the Trust Preferred Securities due June 15, 2011 are not repaid or refinanced or their maturity is not extended prior to that date.
      Part of the proceeds of the July 2, 2007, issuance of senior notes was used to reduce $150 million of Term Loan A and $150 million of Term Loan B. Under the terms of the 2006 Senior Credit Agreement, advance payments on the term loans are applied first against the next four quarterly payments due with any amounts in excess of the four quarterly payments applied on a pro-rata basis against any remaining payments. As a result of the advance payments on Term Loan A and Term Loan B, no payments will be made or will be due on either term loan until the third quarter of 2008. In addition, Term Loan A’s ten remaining quarterly payments of $30 million will be reduced to $29.4 million each and the eleventh quarterly payment will be for the remaining loan balance. Term Loan B’s fifteen remaining quarterly payments of $4.38 million will be reduced to $4 million and the four remaining quarterly payments of $411.3 million will be reduced to $379.4 million each.

      Interest on the new credit facilities will be, at our option and depending on the interest periods chosen, at a rate equal to either (i) LIBOR plus an applicable margin or (ii) the higher of (a) BofA’s prime rate or (b) the Federal Funds rate plus 0.5%, plus an applicable margin.
      The applicable margin is variable and depends on our Consolidated Leverage Ratio which is a ratio of our Consolidated Funded Debt less up to $0.03 billion cash and cash equivalents to Consolidated EBITDA (as these terms are defined in the 2006 Credit Agreement).
      In addition to scheduled principal payments, indebtedness outstanding under the 2006 Credit Agreement will be reduced by mandatory prepayments utilizing portions of the net cash proceeds from certain sales of assets, securitization transactions other than the Company’s existing A/R Facility and the issuance of subordinated debt other than certain intercompany transactions, certain issuances of equity securities and excess cash flow.
      We incurred fees of approximately $86 million in conjunction with the 2006 Credit Agreement which will be amortized over the life of the credit agreement and wrote off approximately $15 million in unamortized fees related to our 2003 Credit Agreement at March 31, 2006.
      On July 2, 2007, FMC Finance III S.A., our wholly owned subsidiary, issued 6 7/8% Senior Notes due 2017 in the amount of $500 million at an effective rate of 7 1/8%. The Senior Notes are guaranteed on a senior basis jointly and severally by the Company, Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland, GmbH. The proceeds, net of discount, bank fees and other offering related expenses totaling $484 million were used to reduce $150 million of Term Loan A indebtedness and $150 million of Term Loan B indebtedness under our 2006 Senior Credit Agreement with the remaining proceeds of $184 million applied to the outstanding balance under our short-term accounts receivable facility.
Other
      We are also party to, through various direct and indirect subsidiaries, an Amended and Restated Subordinated Loan Note (the “Note”) entered into on March 31, 2006, with Fresenius SE, formerly called Fresenius AG (“FSE”) which amended the Subordinated Loan Note dated May 18, 1999. Under the Note, we or our subsidiaries may request and receive one or more advances (each an “Advance”) up to an aggregate amount of $400 million during the period ending March 31, 2011. The Advances may be repaid and reborrowed during the period but FAG is under no obligation to make an advance. Each advance is repayable in full one, two or three months after the date of the Advance or any other date as agreed to by the parties to the Advance or, if no maturity date is so agreed, the Advance will have a one-month term. All Advances will bear interest at a variable rate per annum equal to LIBOR plus an applicable margin that is based upon the Consolidated Leverage Ratio, as defined in the 2006 Credit Agreement. Advances are subordinated to outstanding loans under the 2006 Credit Agreement and all of our other indebtedness. On December 31, 2006, the Company received an Advance of $3 million (€2 million) at 4.37% interest which matured on and was repaid on January 31, 2007. In addition, on September 30, 2007, we received an advance of $43.8 million under our current loan agreement with Fresenius SE which we repaid on October 31, 2007. The advance carried interest at 5.105% per annum.
      Cash from short-term borrowings is generated by borrowings under the FSE Note and by short-term borrowings of up to $650 million generated by selling interests in our accounts receivable (“A/ R Facility”), which is available to us through October 16, 2008. The A/ R Facility is typically renewed annually and was most recently renewed and increased in October 2007. Renewal is subject to the availability of sufficient accounts receivable that meet certain criteria defined in the A/ R Facility agreement with the third party funding corporation. A lack of availability of such accounts receivable could preclude us from utilizing the A/ R Facility for our financial needs.
      Additional long-term financing has been provided through our borrowings under various credit agreements with the EIB (“EIB Agreements”) in July 2005 and December 2006. The EIB is a not-for-profit long-term lending institution of the European Union and lends funds at favorable rates for the purpose of capital investment and R&D projects, normally for up to half of the funds required for such projects.
      The July 2005 agreements consist of a term loan of €41 million and a revolving facility of €90 million which were granted to the Company to refinance certain R&D projects and to make investments in expansion and optimization of existing production facilities in Germany. Both have 8-year terms. The December 2006 term loan was granted to the Company for financing and refinancing of certain clinic refurbishing and improvement projects and allows distribution of proceeds in up to 6 separate tranches until June 2008. Each tranche will mature 6 years after the disbursement of proceeds for the respective tranche.
      Currently all agreements with the EIB have variable interest rates that change quarterly with FMC — AG & Co. KGaA having options to convert the variable rates into fixed rates. All advances under all agreements can be denominated in certain foreign currencies including U.S. dollars. All loans under these agreements are secured by bank guarantees and have customary covenants.
      We also issued euro denominated notes (“Euro Notes”) (Schuldscheindarlehen) on July 27, 2005 that provide long-term working capital through their maturity on July 27, 2009. The notes total €200 million with a €126 million tranche at a fixed interest rate of 4.57% and a €74 million tranche with a floating rate at EURIBOR plus applicable margin resulting in an interest rate of 5.49% at December 31, 2006. The proceeds were used to liquidate $155 million (€129 million) of Euro Notes issued in 2001 that were due in July 2005 and for working capital. The Euro Notes mature on July 27, 2009.
      We are also party to letters of credit which have been issued under our 2006 Credit Agreement and by banks utilized by our subsidiaries.
      From time to time, we have also issued Trust Preferred Securities which require the payment of fixed annual distributions to the holders of the securities. The current outstanding Trust Preferred Securities are mandatorily redeemable in 2008 and 2011.
      The obligations under the 2006 Credit Agreement are secured by pledges of capital stock of certain material subsidiaries in favor of the lenders. Our 2006 Credit Agreement, EIB Agreements, Euro Notes and the indentures relating to our Trust Preferred Securities also include other covenants that require us to maintain certain financial ratios or meet other financial tests. Under our 2006 Credit Agreement, we are obligated to maintain a minimum consolidated fixed charge ratio (ratio of consolidated EBITDAR (sum of EBITDA plus Rent expense under operation leases) to Consolidated Fixed Charges as these terms are defined in the 2006 Credit Agreement) and a maximum consolidated leverage ratio (as described above). Other covenants in one or more of each of these agreements restrict or have the effect of restricting our ability to dispose of assets, incur debt, pay dividends (limited to $260 million in 2008, dividends paid in May 2007 were $188 million which was in compliance with the restrictions set forth in the 2006 Credit Agreement) and make other restricted payments or create liens. In addition, we are limited as to the annual amounts of Consolidated Capital Expenditures we can incur ($600 million in 2006, exclusive of the RCG Acquisition and $600 million in 2007).
      The breach of any of the covenants could result in a default under the 2006 Credit Agreement, the EIB Agreements, the Euro Notes, the Senior Notes or the notes underlying our Trust Preferred Securities, which could, in turn, create additional defaults under the agreements relating to our other long-term indebtedness. In default, the outstanding balance under the 2006 Credit Agreement becomes due at the option of the Lenders. As of September 30, 2007, we are in compliance with all financial covenants under the 2006 Credit Agreement and our other financing agreements.
      The settlement agreement with the asbestos creditors committees on behalf of the W.R. Grace & Co. bankruptcy estate (see “Business — Legal Proceedings”) provides for payment by the Company of $115 million upon approval of the settlement agreement by the U.S. District Court, which has occurred, and confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that includes the settlement. The $115 million obligation was included in the special charge we recorded in 2001 to address 1996 merger-related legal matters. The payment obligation is not interest-bearing.
      We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits. We are contesting, including appealing certain of these unfavorable determinations.
      In conjunction with a disputed tax assessment in Germany, in the fourth quarter 2005 we made a $78 million payment related to the tax audit for 1996 and 1997 to discontinue the accrual of additional non-tax deductible interest until the final resolution of the disputed assessment. Separately, during the third quarter of 2006, the German tax authorities substantially finalized their tax audit for tax years 1998-2001. This resulted in the Company incurring additional tax expense during the third quarter of 2006 but had a minimal impact on the effective tax rate for the year ended December 31, 2006. Except for the refund claims discussed below, the U.S. Internal Revenue Service (“IRS”) has completed its examination of FMCH’s tax returns for the calendar years 1997 through 2001 and FMCH has executed a Consent to Assessment of Tax. As a result of the disallowance by the IRS of tax deductions taken by FMCH with respect to certain civil settlement payments made in connection with the 2000 resolution of the Office of the Inspector General and U.S. Attorney’s Office investigation and certain other deductions, we paid an IRS tax and accrued interest assessment of approximately $99 million in the third quarter of 2006. We have filed claims for refunds with the IRS contesting the IRS’s disallowance of FMCH’s civil settlement payment deductions and plan to pursue recovery through IRS appeals and if necessary in the U.S. Federal courts of the tax and interest payment associated with such disallowance. In addition, the IRS tax audit for the years 2002 through 2004 has recently been completed. Except for the disallowance of all deductions taken during the period for interest expense related to intercompany mandatorily redeemable preferred securities, the proposed adjustments are routine in nature and have been recognized in the financial statements. We intend to protest the disallowed deductions and some routine adjustments and avail ourselves of all remedies. An adverse determination in this litigation could materially affect our expenses, net income and earnings per share.
      We are subject to ongoing tax audits in the U.S., Germany and other jurisdictions. We have received notices of unfavorable adjustments and disallowances in connection with certain of the audits. We are contesting, including appealing, certain of these unfavorable determinations. If our objections and any final audit appeals are unsuccessful, we could be required to make additional Federal and state tax payments, including payments to state tax authorities reflecting the adjustments made in our Federal tax returns. With respect to other potential adjustments and disallowances of tax matters currently under review or where tentative agreement has been reached, we do not anticipate that an unfavorable ruling would have a material impact on our results of operations. We are not currently able to determine the timing of these potential additional tax payments. If all potential additional tax payments and the W.R. Grace Chapter 11 Proceedings settlement payment were to occur contemporaneously, there could be a material adverse impact on our operating cash flow in the relevant reporting period. Nonetheless, we anticipate that cash from operations and, if required, our available liquidity will be sufficient to satisfy all such obligations if and when they come due.
Dividends
      Consistent with prior years, we will continue to follow an earnings-driven dividend policy. In May 2007, we paid dividends with respect to 2006 of €0.47 per ordinary share (2005: €0.41) and €0.49 per preference share (2005: €0.43). The total dividend payment was approximately $188 (€139) million and we paid approximately $154 (€120) million in 2006 for dividends with respect to 2005. Our 2006 Credit Agreement limits disbursements for dividends and other payments for the acquisition of our own equity securities (and rights to acquire them, such as options or warrants) during 2008 to $240 million in total.
Analysis of Cash Flow
Nine Months Ended September 30, 2007 compared to nine months ended September 30, 2006
Operations
      We generated cash from operating activities of $890 million in the first nine months of 2007 and $465 million in the comparable period in 2006, an increase of approximately 91% from the prior year. Cash flows were primarily generated by increased earnings and lower working capital needs. Payments of $74 million for taxes and $24 million for other costs, both related to the RCG Acquisition, and a tax payment $99 million related to the Company’s 2000 and 2001 US tax filings, had a negative impact on cash generated from operations in 2006. See “Results of Operations” above. Cash flows were used mainly for investing (capital expenditures and acquisitions) and to pay down debt.

Investing
      Net cash used in investing activities was $474 million in the first nine months of 2007 compared to $3,955 million (including the RCG Acquisition) in the first nine months of 2006. In the nine-month period ending September 30, 2007, we paid approximately $140 million cash ($70 million in the North America segment and $70 million in the International segment) for acquisitions consisting primarily of dialysis clinics. We also received $29 million in conjunction with divestitures. In the same period in 2006, we paid $4,189 million cash for acquisitions, $4,181 in the North American segment consisting primarily of $4,145 million for the acquisition of RCG and $8 million for dialysis clinics for the International segment, partially offset by the cash receipts of $507 million from the acquisition related divestitures.
      Capital expenditures for property, plant and equipment net of disposals were $364 million in the nine-month period ending September 30, 2007 and $273 million in same period in 2006. In the first nine months of 2007, capital expenditures were $217 million in the North America segment, and $147 million for the International segment. In 2006, capital expenditures were $191 million in the North America segment and $82 million for the International segment. The majority of our capital expenditures was used for equipping new clinics, maintaining existing clinics, maintenance and expansion of production facilities, primarily in North America, Germany and Japan, and capitalization of machines provided to our customers, primarily in Europe but also in Asia-Pacific and Latin America. Capital expenditures were approximately 5% of total revenue.
Financing
      Net cash used in financing was $344 million for the first nine months of 2007 compared to cash provided by financing of $3,512 million for the first nine months of 2006. In 2007, cash used was for payment of dividends during the period and for repayments of long-term debt, capital lease obligations and our A/ R Facility partially offset by proceeds from the issuance of our Senior Notes. In 2006, $4,145 million required for the RCG Acquisition, less the $507 million proceeds from the divestiture of 105 clinics, was provided by increased debt from the Senior Credit agreement and $307 million generated by the conversion of preference to ordinary shares. Cash on hand was $238 million at September 30, 2007 compared to $128 million at September 30, 2006.
Year ended December 31, 2006 compared to year ended December 31, 2005
Operations
      We generated cash from operating activities of $908 million in the year ended December 31, 2006 and $670 million in the comparable period in 2005, an increase of approximately 35% from the prior year. Cash flows were primarily generated by increased earnings and improvements in working capital efficiency. Cash flows were positively impacted principally by a reduction of days sales outstanding and the utilization of the $67 million tax receivable related to the RCG stock option program when making 2006 tax payments. In addition, the percentage increase was favorably impacted by tax payments in 2005 of $78 million in Germany and $41 million in the U.S. These effects were mostly offset by tax payments in 2006 of $99 million for tax audit adjustments related to the Company’s 2000 and 2001 U.S. tax filings, $131 million related to the divestiture of clinics, as well as payments of $35 million related to the RCG Acquisition and payments for increased interest costs for the increased debt related to the RCG Acquisition. Cash flows were used mainly for investing (capital expenditures and acquisitions).
Investing
      Cash used in investing activities increased from $422 million in 2005 to $4,241 million in the year ended December 31, 2006 mainly because of the payments for the RCG Acquisition of $4,148 million, partially offset by the cash receipts of $516 million related to the divestiture of the 105 clinics and divested laboratory business. Additionally, in the year ended December 31, 2006, we paid approximately $159 million cash ($145 million in the North America segment and $14 million in the International segment) for the PhosLo® product business acquisition ($73 million) and other acquisitions consisting primarily of dialysis clinics. In the same period in 2005, we paid approximately $125 million ($77 million for the North America segment and $48 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics.

      Capital expenditures for property, plant and equipment net of disposals were $450 million in the year ended December 31, 2006 and $297 million in same period in 2005. In 2006, capital expenditures were $302 million in the North America segment and $148 million for the International segment. In 2005, capital expenditures were $168 million in the North America segment and $129 million for the International segment. The majority of our capital expenditures was used for the maintenance of existing clinics, equipping new clinics, and the maintenance and expansion of production facilities primarily in North America, Germany and France. Capital expenditures were approximately 5% of total revenue.
Financing
      Net cash provided by financing was $3,382 million for 2006 compared to cash used in financing of $220 million 2005 mainly due to the $4,148 million required for the RCG Acquisition less the $516 million proceeds from the divestiture of the 105 clinics and the laboratory business. Dividends in the amount of $154 million relating to 2005 were paid in the second quarter of 2006 compared to a similar payment of $137 million made in the second quarter of 2005 for 2004. Our external financing needs increased mainly due to the RCG Acquisition and were partially offset by cash generated from operations. In addition, the conversion premium paid in connection with the conversion of preference shares to ordinary shares generated approximately $307 million cash. Cash on hand was $159 million at December 31, 2006 compared to $85 million at December 31, 2005.
Year ended December 31, 2005 compared to year ended December 31, 2004
Operations
      We generated cash from operating activities of $670 million in the year ended December 31, 2005 and $828 million in the comparable period in 2004, a decrease of about 19% over the prior year. Cash flows were primarily generated by increase in net income and working capital improvements. Cash flows were impacted principally by a $78 million payment in Germany made to halt the accrual of non-deductible interest on a disputed tax assessment relating to deductions of write-downs taken in prior years and a $41 million payment in the U.S. resulting from a tax assessment relating to the deductibility of payments made pursuant to the 2000 OIG settlement. In addition, less cash was generated in 2005 due to the effects of reducing days sales outstanding by two days as compared to the cash generated in 2004 by a five-day reduction in days sales outstanding. Cash flows were used mainly for investing (capital expenditures and acquisitions), for payment of dividends and to pay down debt.
Investing
      Cash used in investing activities increased from $365 million to $422 million mainly because of increased capital expenditures. In 2005, we paid approximately $125 million ($77 million for the North America segment and $48 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics, the remaining 55% of shares outstanding of CardioVascular Resources (“CVR”) and direct costs relating to the RCG Acquisition. In the same period in 2004, we paid approximately $104 million ($65 million for the North America segment and $39 million for the International segment) cash for acquisitions consisting primarily of dialysis clinics.
      In addition, capital expenditures for property, plant and equipment net of disposals were $297 million in 2005 and $261 million in 2004. In 2005, capital expenditures were $168 million in the North America segment and $129 million for the International segment. In 2004, capital expenditures were $160 million in the North America segment and $101 million for the International segment. The majority of our capital expenditures was used for the replacement of assets in our existing clinics, equipping new clinics, the modernization and expansion of production facilities in North America, Germany, France and Italy and for the capitalization of machines provided to customers primarily in Europe. Capital expenditures were approximately 4% of total revenue.

Financing
      Net cash used in financing was $220 million in 2005 compared to cash used in financing of $452 million in 2004. Reductions to our total external financing were less than the prior year due to lower cash from operating activities, higher capital expenditures and higher dividend payments partially offset by proceeds from exercises of stock options. Cash on hand was $85 million at December 31, 2005 compared to $59 million at December 31, 2004.
      At December 31, 2005, aggregate loans outstanding from Fresenius AG amounted to approximately $18.8 million and bore interest at market rates at year-end. We had approximately $6 million in financing outstanding at December 31, 2004 from Fresenius AG, including $3 million in loans and approximately $3 million due May 2005 representing the balance due on the Company’s purchase of the Fresenius AG’s adsorber business in 2003. These loans were paid in 2005.
Obligations
      The following table summarizes, as of December 31, 2006, our obligations and commitments to make future payments for principal and interest under our long-term debt, Trust Preferred Securities and other long-term obligations, and our commitments and obligations under lines of credit and letters of credit.

		Payments due by period of

Contractual Cash Obligations	Total	1 Year	2-5 Years	Over 5 Years

in millions
Trust Preferred Securities(a)	$1,516	$96	$1,420	$—
Long Term Debt(b)	5,013	379	2,805	1,829
Capital Lease Obligations	8	2	4	2
Operating Leases	1,698	308	882	508
Unconditional Purchase Obligations	235	131	95	9
Other Long-term Obligations	16	10	6	—
Letters of Credit	85	85	—	—

	$8,571	$1,011	$5,212	$2,348

(a)	Interest payments are determined on these debt instruments until their respective maturity dates and based on the applicable balances and fixed interest rates for each period presented.

(b)	Interest payments are based upon the principal repayment schedules and fixed interest rates or estimated variable interest rates considering the applicable interest rates (e.g. Libor, Prime), the applicable margins, and the effects of related interest rate swaps.

		Expiration per period of

Available Sources of Liquidity	Total	1 Year	2-5 Years	Over 5 Years

in millions
A/R Facility(a)	$384	$384	$—	$—
Unused Senior Credit Lines	932	—	932	—
Other Unused Lines of Credit	87	87	—	—

	$1,403	$471	$932	$—

(a)	Subject to availability of sufficient accounts receivable meeting funding criteria.
     The amount of guarantees and other commercial commitments at December 31, 2006 is not significant.
Borrowings
      Short-term borrowings of $65 million and $57 million at December 31, 2006, and 2005, respectively, represent amounts borrowed by certain of our subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2006, and 2005 was 3.69% and 3.91%, respectively.
      Excluding amounts available under the 2006 Credit Agreement (as described under “Liquidity and Capital Resources” above), at December 31, 2006, we had $87 million available under such commercial bank agreements. In some instances lines of credit are secured by assets of our subsidiary that is party to the agreement and may require our guarantee. In certain circumstances, the subsidiary may be required to meet certain covenants.
      We had short-term borrowings under our A/ R Facility at December 31, 2006, of $266 million and $94 million at December 2005. We pay interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. The average interest rate at December 31, 2006 was 5.31%. Annual refinancing fees, which include legal costs and bank fees (if any), are amortized over the term of the facility.
      On December 31, 2006, we received a short-term Advance of $3 million (€2 million) at 4.37% interest under our agreement with FAG. The loan matured on and was repaid on January 31, 2007.
      We had a total of $3.6 billion outstanding from our 2006 Credit Agreement at December 31, 2006, with $0.068 billion under the revolving credit facility, $1.8 billion under Term Loan A and $1.7 billion under Term Loan B. At December 31, 2005, we had a total outstanding of $470 million on the 2003 Credit Agreement with $46 million from the revolving credit facility and the balance under a term loan facility. The 2003 Credit Agreement was repaid in full upon consummation of the 2006 Credit Agreement. We also have $85 million in letters of credit outstanding which is not included in the $3.6 billion outstanding at December 31, 2006.
      Under our EIB Agreements, we had U.S. dollar borrowings under the July 2005 agreements of $49 million and $36 million under the term loan and the revolving facility, respectively, with both having an interest rate of 5.29% at December 31, 2006. There were no drawdowns on the December 2006 term loan at December 31, 2006.
      At December 31, 2006 we had long-term borrowings outstanding related to Euro Notes issued in 2005 totaling $263 million (€200 million) with at €126 million tranche with a fixed interest rate of 4.57% and a tranche for €74 million with variable interest rates at EURIBOR plus applicable margin resulting in an interest rate of 5.49% at December 31, 2006.
Outlook
      Below is a table showing our outlook for 2007 and 2008 based upon 2006 results.

	2007	2008

Revenue growth	greater than $9.5 billion (at least 12%)	6% - 9%
Net Income	$685 - $705 million
Net Income growth	28 - 31%	>10%
Net Income adjusted* growth	19 - 23%	>10%
Acquisitions and capital expenditures	approximately $650 million
Effective tax rate	approximately 38 - 39%	approximately 38 - 39%
Debt/EBITDA	under 3.0	under 3.0
Dividend	continuing increases	continuing increases

*	For purposes of this outlook, 2006 net income was adjusted to exclude the one time effects of gains of certain items as shown in the reconciliation table below:

For year ended
December 31,

2006
(Amounts in millions)
Net Income	537
Transformation and settlement costs	1
Restructuring costs and in-process R&D	23
Write-off of unamortized prepaid financing fees	9
Loss from FTC mandated clinic divestures	4

2006 Net Income excluding effects of one-time items (Net Income adjusted)	574

Debt covenant disclosure — EBITDA
      EBITDA (operating income plus depreciation and amortization) was approximately $1,412 million (19.7% of sales) for the period ending September 30, 2007, $1,627 million (19.1% of sales) for 2006, $1,190 million (17.6% of sales) for 2005 and $1,085 million (17.4% of sales) for 2004. EBITDA is the basis for determining compliance with certain covenants contained in our 2006 Credit Agreement, our Euro Notes and the indentures relating to our outstanding Trust Preferred Securities. You should not consider EBITDA to be an alternative to net earnings determined in accordance with U.S. GAAP or to cash flow from operations, investing activities or financing activities. In addition, not all funds depicted by EBITDA are available for management’s discretionary use. For example, a substantial portion of such funds are subject to contractual restrictions and functional requirements for debt service, to fund necessary capital expenditures and to meet other commitments from time to time as described in more detail elsewhere in our public filings. EBITDA, as calculated, may not be comparable to similarly titled measures reported by other companies. A reconciliation of cash flow provided by operating activities to EBITDA is calculated as follows:
Reconciliation of measures for consolidated totals

	For the Nine Months
	Ended September 30,

	2007	2006
in thousands
Total EBITDA	$1,412,313	$1,185,682
Settlement of shareholder proceedings	—	(880)
Interest expense (net of interest income)	(281,319)	(255,070)
Income tax expense, net	(331,097)	(314,401)
Change in deferred taxes, net	13,911	19,324
Changes in operating assets and liabilities	45,425	(115,295)
Tax payments related to divestitures and acquisitions	—	(74,605)
Stock-based compensation	16,305	11,617
Other items, net	14,665	8,619

Net cash provided by operating activities	$890,203	$464,991

	For the Years Ended December 31,

	2006	2005	2004
in thousands
Total EBITDA	$1,626,825	$1,190,370	$1,084,931
Settlement of shareholder proceedings	(888)	7,335	—
Interest expense (net of interest income)	(351,246)	(173,192)	(183,746)
Income tax expense, net	(413,489)	(308,748)	(265,415)
Change in deferred taxes, net	10,904	(3,675)	34,281
Changes in operating assets and liabilities	58,294	(45,088)	141,979
Tax payments related to divestitures and acquisitions	(63,517)	—	—
Stock-based compensation	16,610	1,363	1,751
Cash inflow from Hedging	10,908	—	14,514
Other items, net	13,429	1,939	(452)

Net cash provided by operating activities	$907,830	$670,304	$827,843

Recently Issued Accounting Standards
      The Financial Accounting Standards Board (“FASB”) issued FASB Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115 (“FAS 159”), which permits all entities to choose to measure eligible items at fair value at specified election dates. A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date.

      The fair value option:

1.	May be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method;

2.	Is irrevocable (unless a new election date occurs); and

3.	Is applied only to entire instruments and not to portions of instruments.
      This Statement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, Fair Value Measurements. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.
      In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which establishes a framework for reporting fair value and expands disclosures about fair value measurements. FAS 157 becomes effective beginning with our first quarter 2008 fiscal period. We are currently evaluating the impact of this standard on our Consolidated Financial Statements.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market Risk
      Our businesses operate in highly competitive markets and are subject to changes in business, economic and competitive conditions. Our business is subject to:

•	changes in reimbursement rates;

•	intense competition;

•	foreign exchange rate fluctuations;

•	varying degrees of acceptance of new product introductions;

•	technological developments in our industry;

•	uncertainties in litigation or investigative proceedings and regulatory developments in the health care sector; and

•	the availability of financing.
      Our business is also subject to other risks and uncertainties that we describe from time to time in our public filings. Developments in any of these areas could cause our results to differ materially from the results that we or others have projected or may project.
Reimbursement Rates
      We obtained approximately 38% of our worldwide revenue for 2006 from sources subject to regulations under U.S. government health care programs. In the past, U.S. budget deficit reduction and health care reform measures have changed the reimbursement rates under these programs, including the Medicare composite rate, the reimbursement rate for EPO, and the reimbursement rates for other dialysis and non-dialysis related services and products, as well as other material aspects of these programs, and they may change in the future.
      We also obtain a significant portion of our net revenues from reimbursement by non-government payors. Historically, these payors’ reimbursement rates generally have been higher than government program rates in their respective countries. However, non-governmental payors are imposing cost containment measures that are creating significant downward pressure on reimbursement levels that we receive for our services and products.

Inflation
      The effects of inflation during the periods covered by the consolidated financial statements have not been significant to our results of operations. However, most of our net revenues from dialysis care are subject to reimbursement rates regulated by governmental authorities, and a significant portion of other revenues, especially revenues from the U.S., is received from customers whose revenues are subject to these regulated reimbursement rates. Non-governmental payors are also exerting downward pressure on reimbursement rates. Increased operation costs that are subject to inflation, such as labor and supply costs, may not be recoverable through price increases in the absence of a compensating increase in reimbursement rates payable to us and our customers, and could materially adversely affect our business, financial condition and results of operations.
Management of Foreign Exchange and Interest Rate Risks
      We are primarily exposed to market risk from changes in foreign exchange rates and changes in interest rates. In order to manage the risks from these foreign exchange rate and interest rate fluctuations, we enter into various hedging transactions with highly rated financial institutions as authorized by the Management Board of the General Partner. We do not use financial instruments for trading or other speculative purposes.
      We conduct our financial instrument activity under the control of a single centralized department. We have established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.
Foreign Exchange Risk
      We conduct our business on a global basis in various currencies, although our operations are located principally in the United States and Germany. For financial reporting purposes, we have chosen the U.S. dollar as our reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in which the financial statements of our international operations are maintained, affect our results of operations and financial position as reported in our consolidated financial statements. We have consolidated the balance sheets of our non-U.S. dollar denominated operations into U.S. dollars at the exchange rates prevailing at the balance sheet date. Revenues and expenses are translated at the average exchange rates for the period.
      Our exposure to market risk for changes in foreign exchange rates relates to transactions such as sales, purchases, lendings and borrowings, including intercompany borrowings. We have significant amounts of sales of products invoiced in euro from our European manufacturing facilities to our other international operations. This exposes our subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures we enter into foreign exchange forward contracts and, on a small scale, foreign exchange options. Our policy, which has been consistently followed, is that financial derivatives be used only for purposes of hedging foreign currency exposures. We have not used such instruments for purposes other than hedging.
      In connection with intercompany loans in foreign currency, we normally use foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans.
      The Company is exposed to potential losses in the event of non-performance by counterparties to financial instruments. We do not expect any counterparty to fail to meet its obligations as the counterparties are highly rated financial institutions. The current credit exposure of foreign exchange derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date. The table below provides information about our foreign exchange forward contracts at December 31, 2006. The information is provided in U.S. dollar equivalent amounts. The table presents the notional amounts by year of maturity, the fair values of the contracts, which show the unrealized net gain (loss) on existing contracts as of December 31, 2006, and the credit risk inherent to those contracts with positive market values as of December 31, 2006. All contracts expire within 16 months after the reporting date.

Foreign Currency Risk Management
December 31, 2006
(in thousands)
Nominal Amount

				Fair	Credit
	2007	2008	Total	Value	Risk

Purchase of EUR against USD	$611,607	16,858	$628,465	$1,256	$2,590
Sale of EUR against USD	8,258	—	8,258	(99)	6
Purchase of EUR against others	306,845	30,775	337,620	1,718	4,675
Sale of EUR against others	32,014	—	32,014	(192)	10
Others	58,650	17,185	75,835	(70)	1,719

Total	$1,017,374	64,818	$1,082,192	$2,613	$9,000

      A summary of the high and low exchange rates for the euro to U.S. dollars and the average exchange rates for the last five years is set forth below.

	Year’s	Year’s	Year’s	Year’s
Year ending December 31,	High	Low	Average	Close

2002 $ per €	1.0487	0.8578	0.9454	1.0487
2003 $ per €	1.2630	1.0377	1.1312	1.2630
2004 $ per €	1.3633	1.1802	1.2439	1.3621
2005 $ per €	1.3507	1.1667	1.2442	1.1797
2006 $ per €	1.3331	1.1826	1.2558	1.3170
Interest Rate Risk
      We are exposed to changes in interest rates that affect our variable-rate based borrowings and the fair value of parts of our fixed rate borrowings. We enter into debt obligations and into accounts receivable financings to support our general corporate purposes including capital expenditures and working capital needs. Consequently, we enter into derivatives, particularly interest rate swaps, to (a) protect interest rate exposures arising from borrowings and our accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates and (b) hedge the fair value of parts of our fixed interest rate borrowing.
      We entered into interest rate swap agreements with various commercial banks in the notional amount of $3.165 billion as of December 31, 2006. These dollar interest rate swaps, which expire at various dates between 2007 and 2012, effectively fix our variable interest rate exposure on the majority of our U.S. dollar-denominated borrowings at an average interest rate of 4.50% plus applicable margin. At December 31, 2006, the fair value of these agreements is $60.275 million.
      We also entered into interest rate swap agreements to hedge the risk of changes in the fair value of fixed interest rate borrowings effectively converting the fixed interest payments on Fresenius Medical Care Capital Trust II Trust Preferred Securities denominated in U.S. dollars into variable interest rate payments. The interest rate swap agreements are reported at fair value in the balance sheet. The reported amount of the hedged portion of the fixed rate Trust Preferred Securities includes an adjustment representing the change in fair value attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts and the Trust Preferred Securities offset each other in the income statement. At December 31, 2006, the notional volume of these swaps was $450 million.

      The table below presents principal amounts and related weighted average interest rates by year of maturity for the various dollar interest rate swaps and for our significant fixed-rate long-term debt obligations.
Dollar Interest Rate Exposure
December 31, 2006
(in millions)

								Fair Value
								Dec. 31,
	2007	2008	2009	2010	2011	Thereafter	Totals	2006

Principal payments on 2006 Credit Agreement	137	137	137	137	1,367	1,650	$3,565	$3,565
Variable interest rate = 6,52%
Accounts receivable securitization programs	266						$266	$266
Variable interest rate = 5.36%
Interest rate swaps
Notional amount	350	615	450	250	1,000	500	$3,165	$60
Average fixed pay rate = 4.50%	5.29%	4.69%	4.84%	4.28%	4.10%	4.31%	4.50%
Receive rate = 3-month $LIBOR
Company obligated mandatorily redeemable preferred securities of subsidiaries Fresenius Medical Care Capital Trusts
Fixed interest rate = 7.875%/issued in 1998		435					$435	$472
Fixed interest rate = 7.375%/issued in 1998 (denominated in DEM)		202					$202	$207
Fixed interest rate = 7.875%/issued in 2001					223		$223	$233
Fixed interest rate = 7.375%/issued in 2001 (denominated in EUR)					394		$394	$435
Interest rate swaps
Notional amount		450					$450	$(15)
Average fixed receive rate = 3.50%		3.50%					3.50%
Pay rate = 6-month $LIBOR

BUSINESS
Our Business
      We are the world’s largest kidney dialysis company, operating in both the field of dialysis products and the field of dialysis services. Based on publicly reported sales and number of patients treated, we are the largest dialysis company in the world. (Source: Nephrology News & Issues, July 2006; company data of significant competitors.) Our dialysis business is vertically integrated, providing dialysis treatment at our own dialysis clinics and supplying these clinics with a broad range of products. In addition, we sell dialysis products to other dialysis service providers. At September 30, 2007, we provided dialysis treatment to approximately 172,227 patients in 2,221 clinics worldwide located in over 25 countries. Including 33 clinics managed in the U.S., the total number of patients was 174,099. In the U.S. we also perform clinical laboratory testing and provide inpatient dialysis services and other services under contract to hospitals. In 2006, we provided 23.7 million dialysis treatments, an increase of approximately 20% compared to 2005. We also develop and manufacture a full range of equipment, systems and disposable products, which we sell to customers in over 100 countries. For the year ended December 31, 2006, we had net revenues of $8.5 billion, a 26% increase (25% in constant currency) over 2005 revenues. We derived 71% of our revenues in 2006 from our North American operations and 29% from our International operations.
      We use the insight we gain when treating patients in developing new and improved products. We believe that our size, our activities in both dialysis care and dialysis products and our concentration in specific geographic areas allow us to operate more cost-effectively than many of our competitors.
      The following table summarizes net revenues for our North America segment and our International segment as well as our major categories of activity for the three years ended December 31, 2006, 2005 and 2004 (Mexico has been reclassified from the International segment to the North America segment in 2005 for management purposes. Prior years have been restated to reflect this reclassification.)

	2006	2005	2004

	(in millions)
North America
Dialysis Care	$5,464	$4,054	$3,802
Dialysis Products	561	523	446

	6,025	4,577	4,248
International
Dialysis Care	913	813	699
Dialysis Products	1,561	1,382	1,281

	2,474	2,195	1,980
Renal Industry Overview
      We offer life-maintaining and life-saving dialysis services and products in a market which is characterized by a favorable demographic development.
End-Stage Renal Disease
      End-stage renal disease (“ESRD”) is the stage of advanced chronic kidney disease that is characterized by the irreversible loss of kidney function and requires regular dialysis treatment or kidney transplantation to sustain life. A normally functioning human kidney removes waste products and excess water from the blood, which prevents toxin buildup, water overload and the eventual poisoning of the body. Most patients suffering from ESRD must rely on dialysis, which is the removal of toxic waste products and excess fluids from the body by artificial means. A number of conditions — diabetes, hypertension, glomerulonephritis and inherited diseases — can cause chronic kidney disease. The majority of all people with ESRD acquire the disease as a complication of one or more of these primary conditions.

      There are currently only two methods for treating ESRD: dialysis and kidney transplantation. Scarcity of compatible kidneys limits transplants. Therefore, most patients suffering from ESRD rely on dialysis. According to data published by the Centers for Medicare and Medicaid Services (“CMS”) (formerly the Health Care Financing Administration) of the U.S. Department of Health and Human Services, 16,568 patients of the ESRD patient population received kidney transplants in the U.S. during 2004, an increase of approximately 6% over 2003. Based on the total number of patients treated with dialysis in the U.S., only about 5% received a kidney transplant in 2004. In Germany, based on information published by “QuaSi-Niere gGmbH” only 4% of all patients treated with dialysis received a kidney transplant in 2005. In both countries less than 30% of all ESRD patients live with a functioning kidney transplant and more than 70% require dialysis (source: Centers for Medicare & Medicaid Services ESRD program highlights 2004; QuaSi-Niere gGmbH, Bericht 2005/2006).
      There are two major dialysis methods commonly used today, hemodialysis (“HD”) and peritoneal dialysis (“PD”). These are described below under “Dialysis Treatment Options for ESRD.” We estimate the global ESRD patient population to have reached almost 2.0 million at the end of 2006. Of these patients, we estimate that more than 1.5 million were undergoing dialysis treatment, and approximately 470,000 people were living with kidney transplants. Of the estimated more than 1.5 million dialysis patients treated in 2006, approximately 1.38 million received HD and almost 169,000 received PD. Generally, an ESRD patient’s physician, in consultation with the patient, chooses the patient treatment method, which is based on the patient’s medical conditions and needs. The number of dialysis patients grew by approximately 6% in 2006.
      Based on data published by the CMS in 2005, the number of patients in the U.S. who received dialysis for chronic ESRD grew from approximately 186,822 in 1994 to 320,404 in 2004, a compound annual growth rate of approximately 6%. We believe that worldwide growth will continue at 6% per year. According to our own market surveys, Japan is the second largest dialysis market in the world. According to data published by the Japanese Society for Dialysis Therapy, approximately 248,166 dialysis patients were being treated in Japan at the end of 2004. In the rest of the world, we estimate that at the end of 2004 there were approximately 324,000 dialysis patients in Europe, nearly 200,000 patients in Asia (excluding Japan) and almost 170,000 patients in Latin America (including Mexico).
      Patient growth rates vary significantly from region to region. Patient growth rates are below average in the U.S. and Western and Central Europe where, as reflected in high dialysis prevalence values, a large portion of the patient population with terminal kidney failure already obtains treatment, which is usually dialysis. In contrast, growth rates in the economically weaker regions continue to be around 10% and were thus far higher than average levels. We estimate that around 22% of all patients receiving dialysis treatment are treated in the U.S., approximately 18% in Japan and about 18% in the 25 countries of the European Union. The remaining 42% of all dialysis patients are distributed throughout more than 100 countries in different geographical regions.
      We believe that the continuing growth in the number of dialysis patients is principally attributable to:

•	increased general life expectancy and the overall aging of the general U.S. and European population;

•	shortage of donor organs for kidney transplants;

•	improved dialysis technology that makes life-prolonging dialysis available to a larger patient population;

•	greater access to treatment in developing countries; and

•	better treatment and survival of patients with hypertension, diabetes and other illnesses that lead to ESRD.
Dialysis Treatment Options for ESRD
      Hemodialysis. Hemodialysis removes toxins and excess fluids from the blood in a process in which the blood flows outside the body through plastic tubes known as bloodlines into a specially designed filter, called a dialyzer. The dialyzer separates waste products and excess water from the blood. Dialysis solution flowing through the dialyzer carries away the waste products and excess water, and supplements the blood with solutes which must be added due to renal failure. The treated blood is returned to the patient. The hemodialysis machine pumps blood, adds anti-coagulants, regulates the purification process and controls the mixing of dialysis solution and the rate of its flow through the system. This machine can also monitor and record the patient’s vital signs.
      Hemodialysis patients generally receive treatment three times per week, typically for three to five hours per treatment. The majority of hemodialysis patients receive treatment at outpatient dialysis clinics, such as ours, where hemodialysis treatments are performed with the assistance of a nurse or dialysis technician under the general supervision of a physician.
      According to the most recent data available from the CMS, there were more than 4,500 Medicare-certified ESRD treatment clinics in the U.S. in 2004. Ownership of these clinics is characterized by a relatively small number of chain providers owning 70-75% of the clinics, of which we are one of the largest, and a large number of providers each owning 10 or fewer clinics. We estimate that there were approximately 4,000 dialysis clinics in the European Union at the end of 2004, of which about 50% are government-owned, approximately 40% are privately owned, and nearly 10% are operated by health care organizations. In Latin America, privately owned clinics predominate, comprising over 70% of all clinics providing dialysis care.
      According to CMS, as of December 31, 2004, hemodialysis patients represented about 92% of all dialysis patients in the U.S. Japanese Society for Dialysis Therapy data indicate hemodialysis patients comprise approximately 96% of all dialysis patients in Japan, and, according to our most recent studies, hemodialysis patients comprise 90% in the European Union and 85% in the rest of the world. Hence, hemodialysis is the dominant therapy method worldwide.
      Peritoneal Dialysis. Peritoneal dialysis removes toxins from the blood using the peritoneum, the membrane lining covering the internal organs located in the abdominal area, as a filter. Most peritoneal dialysis patients administer their own treatments in their own homes and workplaces, either by a treatment known as continuous ambulatory peritoneal dialysis or CAPD, or by a treatment known as continuous cycling peritoneal dialysis or CCPD. In both of these treatments, a surgically implanted catheter provides access to the peritoneal cavity. Using this catheter, the patient introduces a sterile dialysis solution from a solution bag through a tube into the peritoneal cavity. The peritoneum operates as the filtering membrane and, after a specified dwell time, the solution is drained and disposed. A typical CAPD peritoneal dialysis program involves the introduction and disposal of dialysis solution four times a day. With CCPD a machine pumps or “cycles” solution to and from the patient’s peritoneal cavity while the patient sleeps. During the day, one and a half to two liters of dialysis solution remain in the abdominal cavity of the patient.
Our Strategy
Growth Objectives
      GOAL 10 is our long-term strategy for sustained growth through 2010. The strategy was implemented in the spring of 2005. Our GOAL 10 objectives are as follows:
GOAL 10 Objectives:

	2004		2005		2006		GOAL 2010

Revenue ($ in million)		$6,228		$6,772		$8,499	$	Y11,500
Annual revenue growth at constant currency		10%		8%		25%		Y6–9%
Share of dialysis market*		Y12%		Y13%		Y15%		Y18%
Market volume* ($ in billion)	$	Y50	$	Y52	$	Y55	$	Y67
Annual net income growth**		21%		17%		24%		>10%

*	Company estimates

**	2005 excluding one-time effects and 2006 excluding one-time effects and FAS 123(R)
     We increased our long-term revenue goals in 2006. Our aim now is to generate revenue of $11.5 billion by 2010 — $1.5 billion more than originally planned. We could reach our initial revenue goal for 2010 of $10 billion as early as 2008 due to a good operating development and the revenue contribution resulting from the RCG

Acquisition. We expect to have an 18% share of the worldwide dialysis market in 2010; we had previously estimated it would be approximately 15%.
Growth Paths
      GOAL 10 defines four paths that the Company intends to take in order to perform successfully in a broader spectrum of the global dialysis market and to achieve our growth and profitability objectives:
      Path 1: Organic Growth. In the coming years, we intend to achieve annual organic sales growth in dialysis care of 5% to 6%. To meet this goal, we are further expanding our offer of integrated, innovative treatment concepts such as our UltraCare® patient care program and combining them, for example, with our dialysis drugs. With these measures, we want our portfolio to stand out from our competitors’. In addition, we plan to increase our growth in revenue by opening new dialysis clinics and to further increase the number of patients whose treatments are covered by private health insurance.
      We also intend to continue to innovate with dialysis products. New high-quality products such as the 5008 therapy system and cost-effective manufacturing are intended to contribute significantly to the further growth of our dialysis products sector.
      Path 2: Acquisitions. We intend to make attractive, targeted acquisitions broadening our network of dialysis clinics. In North America we want to expand our clinic network in particularly attractive regions. The RCG Acquisition is an excellent example of this type of expansion although future acquisitions in North America are expected to have a smaller financial scope.
      Outside North America, we intend to participate in the privatization process of health care systems and seek to achieve above-average growth in Eastern Europe and Asia; acquisitions will support these activities. In our clinic network outside North America, we continue to focus on improving our strategic position in selected markets.
      Path 3: Horizontal Expansion. We plan on pursuing new growth opportunities in the dialysis market by expanding our product portfolio beyond patient care and dialysis products. To this end, in 2006 we increased our activities in some areas of dialysis medication and will continue to do so in the future. Initially, we will focus on drugs regulating patients’ mineral and blood levels, including iron and Vitamin D supplements as well as phosphate binders. High phosphate levels in the blood can lead to medium-term damage of patients’ bones and blood vessels. In 2006, we acquired the phosphate binder business of Nabi Biopharmaceuticals which should provide additional opportunities to pursue this remedy.
      Path 4: Home Therapies. Around 11% of all dialysis patients perform dialysis at home with the remaining 89% treated in clinics. Still, we aim to achieve a long-term leading global position in the relatively small field of home therapies, including peritoneal dialysis and home hemodialysis. To achieve this goal, we can combine our comprehensive and innovative product portfolio with our expertise in patient care.
      We expect these strategic steps, expansion of our product portfolio horizontally through an increase of our dialysis drug activities (Path 3), further development of our home therapies (Path 4), organic growth in dialysis services (Path 1) and acquisitions (Path 2), to average an annual revenue growth of about 6% to 9%, reaching approximately $11.5 billion in 2010. Our net income should increase by more than 10% a year, and our operating margin should exceed 15% in the medium term.
Dialysis Care
Dialysis Services
      We provide dialysis treatment and related laboratory and diagnostic services through our network of 2,221 outpatient dialysis clinics, 1,591 of which are in the U.S. and 630 of which are in over 24 countries outside of the U.S. Our operations outside North America generated 14% of our 2006 dialysis care revenue. Our International segment currently operates or manages dialysis clinics in Argentina, Australia, Brazil, China, Colombia, Chile, Czech Republic, Estonia, France, Germany, Hungary, Hong Kong, Italy, Singapore, Portugal, Poland, Romania, Slovakia, Slovenia, South Africa, Spain, Taiwan, Turkey, United Kingdom and Venezuela. Our

dialysis clinics are generally concentrated in areas of high population density. In 2006, we acquired a total of 483 existing clinics, opened 83 new clinics and sold or consolidated 138 clinics. The number of patients we treat at our clinics worldwide increased by about 24%, from 131,485 at December 31, 2005 to 163,517 at December 31, 2006, and to 172,227 at September 30, 2007. For 2006, dialysis services accounted for 75% of our total revenue.
      With our large patient population, we have developed proprietary patient statistical databases which enable us to improve dialysis treatment outcomes, and further improve the quality and effectiveness of dialysis products. We believe that local physicians, hospitals and managed care plans refer their ESRD patients to our clinics for treatment due to:

•	our reputation for quality patient care and treatment;

•	our extensive network of dialysis clinics, which enables physicians to refer their patients to conveniently located clinics; and

•	our reputation for technologically advanced products for dialysis treatment.
      At our clinics, we provide hemodialysis treatments at individual stations through the use of dialysis machines and disposable products. A nurse attaches the necessary tubing to the patient and the dialysis machine and monitors the dialysis equipment and the patient’s vital signs. The capacity of a clinic is a function of the number of stations and such factors as type of treatment, patient requirements, length of time per treatment, and local operating practices and ordinances regulating hours of operation.
      Each of our dialysis clinics is under the general supervision of a medical director or, in exceptional circumstances when needed, more than one medical director, all of whom are physicians. See below “Patient, Physician and Other Relationships.” Each dialysis clinic also has an administrator or clinical manager who supervises the day-to-day operations of the facility and the staff. The staff typically consists of registered nurses, licensed practical nurses, patient care technicians, a social worker, a registered dietician, a unit clerk and biomedical technicians.
      As part of the dialysis therapy, we provide a variety of services to ESRD patients in the U.S. at our dialysis clinics. These services include administering a synthetically engineered version of EPO, a hormone that stimulates the production of red blood cells. EPO is used to treat anemia, a medical complication that ESRD patients frequently experience, and we administer EPO to most of our patients in the U.S. Revenues from EPO accounted for approximately 21% of total revenue in our North America segment for the year ended December 31, 2006. We receive a substantial majority of this revenue as reimbursements through the Medicare and Medicaid programs. Amgen Inc. is the sole manufacturer of synthetic EPO in U.S. and any interruption of supply could materially adversely affect our business, financial condition and results of operations. Our current contract with Amgen covers the period from October 2006 to December 2011. See “— Regulatory and Legal Matters — Reimbursement — U.S. — Erythropoietan (EPO).”
      Our clinics also offer services for home dialysis patients, the majority of whom receive peritoneal dialysis treatment. For those patients, we provide materials, training and patient support services, including clinical monitoring, follow-up assistance and arranging for delivery of the supplies to the patient’s residence. See “— Regulatory and Legal Matters — Reimbursement — U.S.” for a discussion of billing for these products and services.
      We also provide dialysis services under contract to hospitals in the U.S. on an “as needed” basis for hospitalized ESRD patients and for patients suffering from acute kidney failure. Acute kidney failure can result from trauma or similar causes, and requires dialysis until the patient’s kidneys recover their normal function. We service these patients either at their bedside, using portable dialysis equipment, or at the hospital’s dialysis site. Contracts with hospitals provide for payment at negotiated rates that are generally higher than the Medicare reimbursement rates for chronic in-clinic outpatient treatments. The RCG Acquisition, which provided acute dialysis services to over 200 hospitals at December 31, 2005, significantly increased our acute dialysis services.
      We employ a centralized approach with respect to certain administrative functions common to our operations. For example, each dialysis clinic uses our proprietary manuals containing our standardized operating and billing procedures. We believe that centralizing and standardizing these functions enhance our ability to perform services on a cost-effective basis.
      The manner in which each clinic conducts its business depends, in large part, upon applicable laws, rules and regulations of the jurisdiction in which the clinic is located, as well as our clinical policies. However, a patient’s attending physician, who may be the clinic’s medical director or an unaffiliated physician with staff privileges at the clinic, has medical discretion to prescribe the particular treatment modality and medications for that patient. Similarly, the attending physician has discretion in prescribing particular medical products, although the clinic typically purchases equipment, regardless of brand, in consultation with the medical director.
      In the over 24 countries outside the U.S. in which we currently operate or manage dialysis clinics we face legal, regulatory and economic environments varying significantly from country to country. These individual environments can affect all aspects of providing dialysis services including our legal status, the extent to which we can provide dialysis services, the way we have to organize these services and the system under which we are reimbursed. See “— Regulatory and Legal Matters — Reimbursement — International (Including Germany and Other Non-U.S.)” for further discussion of reimbursement. Our approach to managing this complexity utilizes local management to ensure the strict adherence to the individual country rules and regulations and international functional departments supporting country management with processes and guidelines enabling the delivery of the highest possible quality level of dialysis treatment. We believe that with this bi-dimensional organization we will be able to provide superior care to dialysis patients under the varying local frameworks leading to improved patient well-being and to lower social cost.
Fresenius UltraCare® Program
      The UltraCare® patient care program of our North American dialysis services group combines our latest product technology with our highly trained and skilled staff to offer our patients what we believe is a superior level of care. The basis for this form of treatment is the Optiflux® polysulfone single-use dialyzer. Optiflux® dialyzers are combined with our 2008tm Hemodialysis Delivery System series, which has advanced online patient monitoring and Ultra Pure Dialysate, all of which we feel improve mortality rates and increase the quality of patient care. (A study published in 2004 (Lowrie/Li/Ofsthun/ Lazarus, Nephrology Dialysis Transplantation, August 17, 2004) comparing single-use and re-use dialyzers concluded that the abandonment of dialyzer re-use practice could lead to lower mortality rates and to an increase in the quality of patient care). Our UltraCare® program also utilizes several systems to allow the tailoring of treatment to meet individual patient needs. Among the other capabilities of this system, staff will be alerted if toxin clearance is less than the target prescribed for the patient, and treatment can be adjusted accordingly. All of our legacy North American dialysis clinics have been certified for the UltraCare® program.
Laboratory Services
      We provide laboratory testing and marketing services in the U.S. through Spectra Laboratories (“Spectra”). Spectra provides blood, urine and other bodily fluid testing services to determine the appropriate individual dialysis therapy for a patient and to assist physicians in determining whether a dialysis patient’s therapy regimen, diet and medicines remain optimal. Spectra, the leading clinical laboratory provider in North America, provides testing for dialysis related treatments in its two operating laboratories located in New Jersey and northern California. During the year ended December 31, 2006, Spectra performed more than 45 million tests for approximately 146,000 dialysis patients in over 2,100 clinics across the U.S., including clinics that we own or operate. Due to Spectra’s capacity, after the RCG Acquisition we sold RCG’s RenaLab laboratory subsidiary to another U.S. renal services provider.
Acquisitions
      A significant factor in the growth in our revenue and operating earnings in prior years has been our ability to acquire health care businesses, particularly dialysis clinics, on reasonable terms. Worldwide, physicians own many dialysis clinics that are potential acquisition candidates for us. In the U.S., doctors might determine to sell their clinics to obtain relief from day-to-day administrative responsibilities and changing governmental regulations, to focus on patient care and to realize a return on their investment. Outside of the U.S., doctors might determine to sell to us and/or enter into joint ventures or other relationships with us to achieve the same goals and to gain a partner with extensive expertise in dialysis products and services.
      We paid aggregate cash consideration for acquisitions, primarily for dialysis clinics, of approximately $4,307 million in 2006, including $4,148 million for the RCG Acquisition, and $125 million in 2005.
      We continued to enhance our presence outside the U.S. in 2006 by acquiring individual or small groups of dialysis clinics in selected markets, expanding existing clinics, and opening new clinics.
      In addition, on November 14, 2006, we acquired PhosLo® (calcium acetate) and the product’s related assets (excluding certain assets including cash and accounts receivable) from Nabi Biopharmaceuticals (“Nabi”). PhosLo® is an oral application calcium acetate phosphate binder for treatment of hyperphosphatemia primarily in end-stage renal disease patients. Phosphates are not always removed sufficiently during dialysis, and phosphate binders can remedy this. We paid Nabi cash of $65.3 million, plus a $8 million milestone payment in December 2006 and a $2.5 million milestone payment in January 2007. We will pay an additional $10.5 million upon the successful completion of certain other milestones. The purchase price was allocated to technology with estimated useful lives of 15 years ($64.8 million), and in-process research and development project ($2.8 million) which was immediately expensed, goodwill ($7.3 million) and other net assets ($0.9 million).
      We also acquired worldwide rights to a new product formulation currently under development, which we expect will be submitted for approval in the U.S. during 2007. Following the successful launch of this new product formulation, we will pay Nabi royalties on sales of the new product formulation commencing upon the first commercialization of the new product and continuing until November 13, 2016. Total consideration, consisting of initial payment, milestone payments and royalties will not exceed $150 million.
      On November 28, 2007, we acquired Renal Solutions, Inc. (RSI). The acquisition agreement provides for total consideration of up to $190 million, consisting of $100 million at closing, $60 million after the first year, and up to $30 million in milestone payments over the next three years. RSI had approximately $10 million of net debt outstanding at closing. RSI is currently commercializing the Allient Sorbent Hemodialysis System, which utilizes sorbent-based technology (SORB). As the innovator in the SORB technology field, RSI holds key patents and other intellectual property worldwide related to the SORB technology.
      The sorbent-based technology purifies tap water to dialysate quality and allows dialysate to be regenerated. This reduces the water volume requirement for a typical hemodialysis treatment from 120 liters/ 37 gallons of reverse osmosis water to just 6 liters/ 1.5 gallons of drinking water per treatment. The Company believes the SORB technology will provide a platform for superior home products and therapies and is one major step towards miniaturization — a pre-requisite for the wearable kidney concept which could benefit certain patients and complement clinical-based therapy. With this acquisition, we expect to increase our annual R&D spending by approximately $10 million starting in 2008.
Quality Assurance in Dialysis Care
      Our quality management activities are primarily focused on comprehensive development and implementation of an integrated Quality Management System (“QMS”). Our goals in this area include not only meeting quality requirements for our dialysis clinics and environmental concerns, but also managing the quality of our dialysis care. This approach results in a QMS structure that closely reflects existing corporate processes. We are also able to use the QMS to fulfill many legal and normative regulations covering service lines. In addition, the quality management system standard offers a highly flexible structure that allows us to adapt to future regulations. The most important of these include, among others, ISO 9001 and ISO 14001, which defines environmental management system requirements. The QMS fulfils the ISO-Norm 9001:2000 requirements for quality management systems and links it with the ISO-Norm 14001:1996 for environmental management systems. At the same time, the QMS conforms to the medical devices requirements of ISO-Norm 13485:2003.
      To evaluate the quality of our dialysis treatments, we make use of quality parameters that are recognized by the dialysis industry, such as hemoglobin values, phosphate levels, Kt/ V values (the ratio of treatment length to toxic molecule filtration), albumin levels for assessment of nutritional condition and urea reduction ratio. The number of days a patient spends hospitalized is also an important indicator of treatment quality.

      Our dialysis clinics’ processes and documentation are continuously inspected by internal auditors and external parties. The underlying quality management system is certified and found to be in compliance with relevant regulations, requirements and company policies. Newly developed system evaluation methods, allowing simpler performance comparisons, are used to identify additional improvement possibilities. Certification of our dialysis clinics was focused in 2006 on Eastern European countries, particularly in Czech Republic, Poland, and Turkey.
      Our important quality assurance goals in 2007 are:

•	Improvement of risk management systems in dialysis clinics.

•	Extension of the matrix certification of the quality management system to Germany and Romania.

•	Extension of matrix certification of environmental management system to France.
      At each of our North American dialysis clinics, a quality assurance committee is responsible for reviewing quality of care data, setting goals for quality enhancement and monitoring the progress of quality assurance initiatives. We believe that we enjoy a reputation of providing high quality care to dialysis patients. In 2006, the Company continued to develop and implement programs to assist in achieving our quality goals. Our Access Intervention Management Program detects and corrects arteriovenous access failure in hemodialysis treatment, which is the major cause of hospitalization and morbidity.
Sources of U.S. Dialysis Care Net Revenue
      The following table provides information for the years ended December 31, 2006, 2005 and 2004 regarding the percentage of our U.S. dialysis treatment services net revenues from (a) the Medicare ESRD program, (b) private/alternative payors, such as commercial insurance and private funds, (c) Medicaid and other government sources and (d) hospitals.

	Year Ended December 31,

	2006	2005	2004

Medicare ESRD program	54.5%	56.0%	58.3%
Private/ alternative payors	34.4%	31.6%	30.0%
Medicaid and other government sources	3.9%	4.2%	4.1%
Hospitals	7.2%	8.2%	7.6%

Total	100.0%	100.0%	100.0%

      Under the Medicare ESRD program, Medicare reimburses dialysis providers for the treatment of certain individuals who are diagnosed as having ESRD, regardless of age or financial circumstances. See “Regulatory and Legal Matters — Reimbursement.”
Patient, Physician and Other Relationships
      We believe that our success in establishing and maintaining dialysis clinics, both in the U.S. and in other countries, depends significantly on our ability to obtain the acceptance of and referrals from local physicians, hospitals and managed care plans. A dialysis patient generally seeks treatment at a conveniently located clinic at which the patient’s nephrologist has staff privileges. In nearly all our dialysis clinics, local doctors, who specialize in the treatment of renal patients (nephrologists), act as practitioners. Our ability to provide high-quality dialysis care and to fulfill the requirements of patients and doctors depends significantly on our ability to enlist nephrologists for our dialysis clinics and receive referrals from nephrologists, hospitals and general practitioners.
      Medicare ESRD program reimbursement regulations require that a medical director generally supervise treatment at a dialysis clinic. Generally, the medical director must be board certified or board eligible in internal medicine and have at least twelve months of training or experience in the care of patients at ESRD clinics. Our medical directors also maintain their own private practices. We have entered into written agreements with physicians who serve as medical directors in our clinics. In North America these agreements generally have an initial term of between 5 to 10 years. The compensation of our medical directors and other contracted physicians is negotiated individually and depends in general on local factors such as competition, the professional qualification of the physician, their experience and their tasks as well as the size and the offered services of the clinic. The total annual compensation of the medical directors and the other contracted physicians is stipulated at least one year in advance and normally contains incentives in order to continue to improve efficiency and quality. We believe that the compensation of our medical directors is in line with the market.
      Almost all contracts we enter into with our medical directors in the United States as well as the typical contracts which we obtain when acquiring existing clinics, contain non-competition clauses concerning certain activities in defined areas for a defined period to time. These clauses do not enjoin the physicians from performing patient services directly at other locations/areas. As prescribed by law we do not require physicians to send patients to us or to specific clinics or to purchase or use specific medical products or ancillary services.
Competition
      Dialysis Services. Our major competitors in the U.S. are DaVita, Inc., Dialysis Clinic Inc., Renal Advantage Inc. and DSI Renal, Inc. and in our International segment are Gambro AB and B. Braun Melsungen AG. Ownership of dialysis clinics in the U.S. consists of a large number of providers, each owning 10 or fewer clinics and a small number of larger multi-clinic providers. Over the last decade the dialysis industry has been characterized by ongoing consolidations. The 2005 Davita/ Gambro and 2006 Fresenius Medical Care/ RCG transactions are examples of this continuing consolidation process. Davita, Inc. acquired all of Gambro AB’s dialysis service clinics in the United States in 2005. We completed the RCG Acquisition for approximately $4.2 billion in cash at the end of the first quarter 2006.
      Many of our dialysis clinics are in urban areas, where there frequently are many competing clinics in proximity to our clinics. We experience direct competition from time to time from former medical directors, former employees or referring physicians who establish their own clinics. Furthermore, other health care providers or product manufacturers, some of who have significant operations, may decide to enter the dialysis business in the future.
      Because in the U.S., government programs are the primary source of reimbursement for services to the majority of patients, competition for patients in the U.S. is based primarily on quality and accessibility of service and the ability to obtain admissions from physicians with privileges at the facilities. However, the extension of periods during which commercial insurers are primarily responsible for reimbursement and the growth of managed care have placed greater emphasis on service costs for patients insured with private insurance.
      In most countries other than the U.S., we compete primarily against individual freestanding clinics and hospital-based clinics. In many of these countries, especially the developed countries, governments directly or indirectly regulate prices and the opening of new clinics. Providers compete in all countries primarily on the basis of quality and availability of service and the development and maintenance of relationships with referring physicians.
      Laboratory Services. Spectra competes in the U.S. with large nationwide laboratories, dedicated dialysis laboratories and numerous local and regional laboratories, including hospital laboratories. In the laboratory services market, companies compete on the basis of performance, including quality of laboratory testing, timeliness of reporting test results and cost-effectiveness. We believe that our services are competitive in these areas.
Dialysis Products
      Based on internal estimates, publicly available market data and our data of significant competitors, we are the world’s largest manufacturer and distributor of equipment and related products for hemodialysis and the second largest manufacturer of peritoneal dialysis products, measured by publicly reported revenues. We sell our dialysis products directly and through distributors in over 100 countries. Most of our external customers are dialysis clinics. For the year 2006, dialysis products accounted for 25% of our total revenue.

      We produce a wide range of machines and disposables for hemodialysis (“HD”), peritoneal (“PD”) and acute dialysis:

•	HD machines and PD cyclers;

•	dialyzers, our largest product group;

•	PD solutions in flexible bags;

•	HD concentrates, solutions and granulates;

•	bloodlines; and

•	systems for water treatment.
      Our product business also includes adsorbers, which are specialized filters used in other extracorporeal therapies. In addition we sell products from other producers, including others dialyzers, specific instruments for vascular access, heparin (an anticoagulant) as well as other supplies, such as bandages, clamps and injections.
Overview
      The following table shows the breakdown of our dialysis product revenues into sales of hemodialysis products, peritoneal dialysis products and our adsorber business.

	Year Ended December 31,

	2006		2005		2004

	Total		Total		Total
	Product	% of	Product	% of	Product	% of
	Revenues	Total	Revenues	Total	Revenues	Total

	(U.S. dollars in millions)
Hemodialysis Products	$1,775.0	84	$1,588.6	83	$1,453.0	84
Peritoneal Dialysis Products	307.8	14	275.5	15	242.9	14
Adsorbers	38.8	2	40.9	2	30.9	2

Total	$2,121.6	100	$1,905.0	100	$1,726.8	100

Hemodialysis Products
      We offer a comprehensive hemodialysis product line. Products include HD machines, modular components for dialysis machines, polysulfone dialyzers, blood lines, solutions and concentrates, needles, connectors, machines for water treatment, data administration systems, dialysis chairs, equipment and accessories for the reuse of dialyzers and similar products. We continually strive to expand and improve the capabilities of our hemodialysis systems to offer an advanced treatment mode at reasonable cost.
      Dialysis Machines. We sell our 2008tm Series dialysis machines as 2008H and 2008K models in North America and 4008 Series models and recently introduced Series 5008 models in the rest of the world. The 2008/4008 series is the most widely sold machine for hemodialysis treatment. Overall, we have produced more than 250,000 units to date. The 5008 series was launched in June 2005 and during 2006, we focused on market-specific adjustments of the new machine. The 5008 series is intended to gradually replace most of the 4008 series in the coming years. The successor 5008 contains a number of newly developed technical components for revised and improved dialysis processes and is offering the most efficient therapy modality, ONLINE-Hemodiafilitration, as a standard. Significant advances in the field of electronics enables highly complex treatment procedures to be controlled and monitored safely and clearly through dedicated interfaces. In 2006, the 5008 Therapy System was awarded the renowned “The World’s First Innovation Award” and the “Red Dot Award for Product Design.”
      Our dialysis machines offer the following features and advantages:

•	volumetric dialysate balancing and ultrafiltration control system. This system, which we introduced in 1977, provides for safe and more efficient use of highly permeable dialyzers, permitting efficient dialysis with controlled rates of fluid removal;

•	proven hydraulic systems, providing reliable operation and servicing flexibility;

•	compatibility with all manufacturers’ dialyzers and a wide variety of blood-lines and dialysis solutions, permitting maximum flexibility in both treatment and disposable products usage;

•	modular design, which permits us to offer dialysis clinics a broad range of options to meet specific patient or regional treatment requirements. Modular design also allows upgrading through module substitution without replacing the entire machine;

•	specialized modules that provide monitoring and response capability for selected bio-physical patient parameters, such as body temperature and relative blood volume. This concept, known as physiological dialysis, permits hemodialysis treatments with lower incidence of a variety of symptoms or side effects, which still occur frequently in standard hemodialysis;

•	sophisticated microprocessor controls, and display and readout panels that are adaptable to meet local language requirements;

•	battery backup, which continues operation of the blood circuit and all protective systems up to 20 minutes following a power failure;

•	online clearance, measurement of dialyzer clearance for quality assurance with On-Line Clearance Monitoring, providing immediate effective clearance information, real time treatment outcome monitoring, and therapy adjustment during dialysis without requiring invasive procedures or blood samples;

•	in the series 5008 and 4008H, ONLINE-Hemodiafilitration; and

•	on-line data collection capabilities and computer interfacing with our FINESSE/ TDMS module and FDS08 system. Our systems enable us to:

—	monitor and assess prescribed therapy;

—	connect a large number of hemodialysis machines and peripheral devices, such as patient scales, blood chemistry analyzers and blood pressure monitors, to a personal computer network;

—	enter nursing records automatically at bedside to register and document patient treatment records, facilitate billing, and improve record-keeping and staff efficiency;

—	adapt to new data processing devices and trends;

—	perform home hemodialysis with remote monitoring by a staff caregiver; and

—	record and analyze trends in medical outcome factors in hemodialysis patients.
      Dialyzers. We manufacture dialyzers using hollow fiber Fresenius Polysulfone® and Helixone membranes, synthetic materials. We estimate that we are the leading worldwide producer of polysulfone dialyzers. We believe that polysulfone offers the following superior performance characteristics compared to other materials used in dialyzers:

•	higher biological compatibility, resulting in reduced incidence of adverse reactions to the fibers;

•	greater capacity to clear uremic toxins from patient blood during dialysis, permitting more thorough, more rapid dialysis, resulting in shorter treatment time; and

•	a complete range of permeability, or membrane pore size, which permits dialysis at prescribed rates — high flux and low flux, as well as ultra flux for acute dialysis, and allows tailoring of dialysis therapy to individual patients.
Other Hemodialysis Products
      We manufacture and distribute arterial, venous, single needle and pediatric bloodlines. We produce both liquid and dry dialysate concentrates. Liquid dialysate concentrate is mixed with purified water by the hemodialysis machine to produce dialysis solution, which removes the toxins and excess water from the patient’s blood during dialysis. Dry concentrate, developed more recently, is less labor-intensive to use, requires less storage space and may be less prone to bacterial growth than liquid solutions. We also produce dialysis solutions in bags, including solutions for priming and rinsing hemodialysis bloodlines, as well as connection systems for central concentrate supplies and devices for mixing dialysis solutions and supplying them to hemodialysis machines. Other products include solutions for disinfecting and decalcifying hemodialysis machines, fistula needles, hemodialysis catheters, and products for acute renal treatment.
Peritoneal Dialysis Products
      We offer a full line of peritoneal dialysis systems and solutions which include both continuous ambulatory peritoneal dialysis (“CAPD”) and continuous cycling peritoneal dialysis (“CCPD”) also called automated peritoneal dialysis (“APD”).
      CAPD Therapy: We manufacture both systems and solutions for CAPD therapy. Our product range offers the following advantages for patients including:

•	Fewer possibilities for touch contamination. Our unique PIN and DISC technology was designed to reduce the number of steps in the fluid exchange process and by doing so has lessened the risk of infection, particularly in the disconnection step in which the patient connector is closed automatically without the need for manual intervention.

•	Improved biocompatibility. The new balance and bicaVera® solutions are pH neutral and have very low glucose degradation products providing greater protection for the peritoneal membrane.

•	Environmentally friendly material: Our stay•safe® system is made of Biofine®, a material, developed by Fresenius, which upon combustion is reduced to carbon dioxide and water and does not contain any plasticizers.
      APD Therapy: We have been at the forefront of the development of automated peritoneal dialysis machines since 1980. APD therapy differs from that of CAPD in that fluid is infused into the peritoneal cavity of patients while they sleep. The effectiveness of the therapy is dependant on the dwell time, the composition of the solution used, the volume of solution and the time of the treatment, usually 8-10 hours. APD offers a number of benefits to patients:

•	Improved quality of life. The patient is treated at night and can lead a more normal life during the day without fluid exchange every few hours.

•	Improved adequacy of dialysis. By adjusting the parameters of treatment it is possible to provide more dialysis to the patient compared to conventional CAPD therapy. This therapy offers important options to physicians such as improving the delivered dose of dialysis for certain patients.
      Our automated peritoneal dialysis equipment incorporates microprocessor technology. This offers physicians the opportunity to program specific prescriptions for individual patients. Our APD equipment product line includes:

•	sleep•safe: The sleep•safe machine has been used since 1999. It has automated connection technology thus further reducing the risk on touch contamination. Another key safety feature is the barcode recognition system for the types of solution bags used. This improves compliance and ensures that the prescribed dosage is administered to the patient. There is also a pediatric option for the treatment of infants.

•	North American cycler portfolio: This includes the (a) Freedom® and 90/2® cyclers for pediatric and acute markets, (b) the Freedom® Cycler PD+ with IQ card™ and (c) the Newton IQ® Cycler. The credit card-sized IQcard™ can provide actual treatment details and results for compliance monitoring to the physician and, when used with the Newton IQ™ Cycler, can upload the patient’s prescription into the machine. The Newton IQ™ Cycler also pumps waste dialysate directly into a receptacle.

      Patient Management Software: We have developed specific patient management software tools to support both CAPD and APD therapies in the different regions of the world. These include: PatientOnLine, Pack-PD® and FITTness™. These tools can be used by physicians and nurses to design and monitor treatment protocols thus ensuring that therapy is optimized and that patient care is maximized.
Customers, Marketing, Distribution and Service
      We sell most of our products to clinics, hospitals and specialized treatment clinics. With our comprehensive product line and years of experience in dialysis, we believe that we have been able to establish and maintain very close relationships with our clinic customer base on a global basis. Close interaction between our sales force and research and development personnel enables us to integrate concepts and ideas that originate in the field into product development. We maintain a direct sales force of trained salespersons engaged in the sale of both hemodialysis and peritoneal dialysis products. This sales force engages in direct promotional efforts, including visits to physicians, clinical specialists, hospitals, clinics and dialysis clinics, and represents us at industry trade shows. We also sponsor medical conferences and scientific symposia as a means for disseminating scientific or technical information. Our clinical nurses provide clinical support, training and assistance to customers and assist our sales force. We also use outside distributors to provide sales coverage in countries that our internal sales force does not service.
      In our basic distribution system, we ship products from factories to central warehouses which are frequently located near the factories. From this central warehouse, we distribute our dialysis products to regional warehouses. We distribute peritoneal dialysis products to the patient at home, and ship hemodialysis products directly to dialysis clinics and other customers. Local sales forces, independent distributors, dealers and sales agents sell all our products.
      We offer customer service, training and education in the applicable local language, and technical support such as field service, repair shops, maintenance, and warranty regulation for each country in which we sell dialysis products. We provide training sessions on our equipment at our facilities in Schweinfurt, Germany, Chicago, Illinois and Walnut Creek, California and we also maintain regional service centers that are responsible for day-to-day international service support.
Manufacturing Operations
      We operate state-of-the-art production facilities worldwide to meet the demand for machines, cyclers, dialyzers, solutions, concentrates, mixes, bloodlines, and disposable tubing assemblies and equipment for water treatment in dialysis clinics. We have invested significantly in developing proprietary processes, technologies and manufacturing equipment which we believe provide a competitive advantage in manufacturing our products. The decentralized structure helps to reduce transport costs. We are using our facilities in St. Wendel, Germany and Ogden, Utah as centers of competence for development and manufacturing.
      We produce and assemble hemodialysis machines and CCPD cyclers in our Schweinfurt, Germany and our Walnut Creek, California facilities. We also maintain facilities at our service and local distribution centers in Argentina, Egypt, France, Italy, The Netherlands, China, Brazil and Russia for testing and calibrating dialysis machines manufactured or assembled elsewhere, to meet local end user market needs. We manufacture and assemble dialyzers and polysulfone membranes in our St. Wendel, Germany, L’Arbresle, France and Inukai, Japan facilities and at production facilities of our joint ventures in Belarus, Saudi Arabia and Japan. At our Ogden, Utah facilities we manufacture and assemble dialyzers and polysulfone membranes and manufacture PD solutions. We manufacture hemodialysis concentrate at various facilities worldwide, including Italy, Great Britain, Spain, Turkey, Morocco, Argentina, Brazil, Columbia, Australia and the U.S. Our PD products are manufactured in North America, Europe, Latin America, Asia and Australia, with two of our largest plants for production of PD products in Mexico and Japan. Our facilities are inspected on a regular basis by state, national and/or international authorities.
      In 2006, we supplied about 40% of global dialyzer production. Due to the growing demand for our dialyzers, our production sites in all regions have reached their capacity limits. As a consequence, in 2006, we took the first steps to expand our production capacities for FX-class dialyzers in Germany and Japan. We intend to increase the production capacity at the St. Wendel facility alone by around ten million dialyzers a year by 2008. We also intend to significantly expand our dialyzer production capacities in the U.S. in the next two years, adding two production lines in our factory in Ogden, Utah. We expect annual production capacity there to increase from 27 million to 34 million dialyzers.
      In 2006, we manufactured more than 50% of all dialysis machines produced worldwide. We produce three times more dialysis machines than the second-largest manufacturer. Due to strong demand for our dialysis machines, we have increased production of components for these machines for the U.S. market by more than 20%. We have also increased our output outside of North America. In 2006, production of series 4008 and 5008 dialysis machine rose by more than 20% in these regions as well.
      We operate a comprehensive quality management system in our production facilities. Raw materials delivered for the production of solutions are subjected to infra-red and ultra-violet testing as well as physical and chemical analysis to ensure their quality and consistency. During the production cycle, sampling and testing take place in accordance with applicable quality control measures to assure sterility, safety and effectiveness of the finished products. The pressure, temperature and time required for the various processes are monitored to ensure consistency of unfinished products during the production process. Through monitoring of environmental conditions, particle and bacterial content are kept below permitted limits. We provide regular ongoing training for our employees in the areas of quality control and proper production practice. Our QMS fulfills ISO 9001:2000 requirements for quality control systems in combination with the ISO norm 14001:2004 for environmental control systems. At the same time, IMS conforms to the requirements for medical devices of ISO norm 13485:2003. See also “— Regulatory and Legal Matters — Facilities and Operational Regulation.”
Environmental Management
      We have integrated environmental protection targets into our operations. To reach these goals, our QMS has been in use at our production facilities as well as at a number of dialysis clinics. QMS fulfils the requirements of quality management systems as well as environmental management. Our QMS fulfils the requirements of the ISO-Norm 14001:1996. Environmental targets are set, adhered to and monitored during all stages of the lives of our products, from their development to their disposal.
      We continually seek to improve our production processes for environmental compatibility, which frequently generates cost savings. Our St. Wendel plant uses heat recovery systems to reduce steam usage thereby cutting natural gas consumption by 4%. We have also reduced our energy consumption by optimizing the use of lighting systems and air conditioning and improved logistics for truck transports.
      In our dialysis facilities, we establish, depending on the facility and situation concerned, a priority environmental protection target on which our dialysis clinics concentrate for at least one year. Environmental performance in other dialysis facilities is used as the basis for comparisons and targets. Adjustments are implemented on a site-by-site basis after evaluation of the site’s performance. In our North American dialysis clinics, we have been able to reduce fresh water consumption by one third by means of a new system of production of purified water and to reduce energy costs at the same time. Use of heat exchangers enables us to obtain residual heat from water used for industrial purposes, which we use to heat fresh water used for dialysis treatment. Targeted environmental performance criteria in other locations include fresh water consumption and improved separation of waste.
Sources of Supply
      Our purchasing policy combines worldwide sourcing of high-quality materials with the establishment of long-term relationships with our suppliers. Additionally, we carefully assess the reliability of all materials purchased to ensure that they comply with the rigorous quality and safety standards required for our dialysis products. An interactive information system links all our global projects to ensure that they are standardized and constantly monitored.
      We focus on further optimizing procurement logistics and reducing purchasing costs. Supplemental raw material contracts for all manufacturers of semi-finished goods will enable us to improve purchasing terms for our complete network. We also plan to intensify, where appropriate, our use of internet-based procurement tools by purchasing raw materials through special on-line auctions. Our sophisticated routing software enables us to distribute our supplies to best accommodate customer requests while maintaining operational efficiency.
New Product Introductions
      The field of dialysis products is mainly characterized by constant development and refinement of existing product groups and less by break-through innovations. Accordingly, in 2006 the Company introduced further improved solutions for peritoneal dialysis as well as software updates for hemodialysis and peritoneal dialysis machines, and made market specific adjustment to its new series 5008 hemodialysis machine. In addition, we continued research to further improve treatment quality. The actual expenditures on research and development were $51 million, slightly lower than originally planned (see “Business — Research and Development”).
Patents and Licenses
      As the owner of patents or licensee under patents throughout the world, we currently hold rights in about 1,800 patents and patent applications in major markets. Patented technologies that relate to dialyzers include our in line sterilization method and sterile closures for in line sterilized medical devices. The generation of DiaSafeplus® filters and FX® dialyzers are also the subject of patents and pending patent applications.
      The connector system for our biBag bicarbonate concentrate powder container for the 4008 dialysis equipment series has been patented in the United States, Norway, Finland, Japan and Europe.
      A number of patents and pending patent applications relate to components of the new 5008 dialysis equipment series, including, for example, the pump technology, extracorporeal blood pressure measurement and connector system for a modified biBag bicarbonate concentrate.
      Among Fresenius Medical Care AG & Co. KGaA’s more significant patents has been its polysulfone hollow fiber. This patent expired in 2005 in Germany and other countries, and expired in the United States in March 2007. The in line sterilization method patent will expire in 2010 in Germany, the United States and other countries. The patent for the 4008 biBag connector expires in 2013 in Germany, the United States, and other countries. The dates given represent the maximum patent life of the corresponding patents. We believe that even after expiration of these patents, our proprietary know how for the manufacture of these products and our continuous efforts in obtaining targeted patent protection for newly developed upgrade products will continue to constitute a competitive advantage.
      For peritoneal dialysis, Fresenius Medical Care AG & Co. KGaA holds protective rights for our polyolefine film, Biofine®, which is suitable for packaging intravenous and peritoneal dialysis fluids. This film is currently used only in non-U.S. markets. These patents have been granted in Australia, Brazil, Canada, Germany, Europe, Japan, South Korea, Belarus and the United States. However, in Japan, proceedings opposing the registration of the patents are pending. A further patent family describes a special film for a peelable, non-PVC, multi chamber bag for peritoneal dialysis solutions. Patents have been granted in Brazil, Europe, Germany, Japan, South Korea and the United States. However, proceedings against the registration of this patent are currently pending in Europe. A series of patents covering tubing sets for peritoneal dialysis expire in 2010 and 2012 in the United States.
      We believe that our success will depend primarily on our technology. As a standard practice, we obtain the legal protections we believe are appropriate for our intellectual property. Nevertheless, we are in a position to successfully market a material number of products for which patent protection has lapsed or where only particular features have been patented. We expect that from time to time our patents will be infringed by third parties and that we will need to assert our rights. We have also had claims asserted against us and had lawsuits filed against us relating to alleged patent infringement. See “Business — Legal Proceedings — Commercial Litigation.” Initially registered patents may also be subject to invalidation claims made by competitors in formal proceedings (oppositions, trials, re-examinations, etc.) either in part or in whole. In addition, technological developments could suddenly and unexpectedly reduce the value of some of our existing intellectual property.

Research and Development
      Research and development focuses strongly on the development of new products, technologies and treatment concepts to optimize treatment quality for dialysis patients, and on process technology for manufacturing our products. Our research and development activities are geared towards offering patients new products and therapies in the area of dialysis and other extracorporeal therapies to improve their quality of life and increase their life expectancy. The quality and safety of our systems are a central focus of our research. Additionally, the research and development efforts aim to improve the quality of dialysis treatment by matching it more closely with the individual needs of the patient, while reducing the overall cost for treatment. With our vertical integration, our research and development department can apply our experience as the world’s largest provider of dialysis treatments to product development, and our technical department benefits from our daily practical experience as a provider of dialysis treatment and close contact with doctors, nurses and patients to keep track of and meet customer and patient needs. To maintain and further enhance a continuous stream of product innovations, we have over 350 full-time equivalents working in research and development worldwide at December 31, 2006. Research and development expenditures were $51 million in each of 2006, 2005 and 2004.
      Approximately two-thirds of our research and development activities are based in Germany and one third in North America. We intend to continue to maintain our central research and development operations for disposable products at our St. Wendel, Germany facility and for durable products at our Schweinfurt and Bad Homburg, Germany facilities. Local activities will continue to focus on cooperative efforts with those facilities to develop new products and product modifications for local markets.
      In 2006, our research and development activities included further development of products and processes for both hemodialysis and peritoneal dialysis and research aimed at leveraging our core competencies to provide extracorporeal therapies to treat other diseases.
      In 2005, we introduced our model 5008, a new generation of hemodialysis machine. This machine contains a large number of newly developed technical components and enhanced processes, with a modern, ergonomic design and a large user-friendly touch screen. With the aid of major advances in electronics and interfaces, controlling the highly complex processes involved in performing and monitoring, treatment has become safer and easier. Early and comprehensive testing during the development and trial phases helped us minimize the adjustments that are the norm for new products and to concentrate on special market requirements. These market-specific adjustments were at the center of our R&D activities during 2006 for this machine.
      Hemodiafiltration (“HDF”), a process for treating chronic and acute kidney failure conceived over 20 years ago, is not yet an established therapy method but has a long tradition at the Company. The Company has developed and marketed groundbreaking HDF systems. The use of this technology in clinical practice lagged behind expectations because large, cost-intensive quantities of sterile infusion solution had to be used for treatment. We believed that this technology would improve patients’ quality of life and developed a sterilization method with which large amounts of sterile, pyrogene-free infusion solution could be produced “online”, that is, by the dialysis machine itself and at significantly lower costs. Usage of online-HDF has steadily increased in the last two years, and many scientific studies have been published which show that there is a high probability that the mortality rate of patients treated with online-HDF is lower than that of patients treated using standard dialysis. We regard this development as confirmation of our convictions and forecasts.
      These new findings have heightened interest in online-HDF and have had an impact on our development activities. Online-HDF became standard practice in our 5008 machine, and we are presently working to further refine online-HDF so that this treatment method will become even more widespread in the future.
      A number of factors determine whether or not peritoneal dialysis is suitable for a patient. Many of these factors are directly linked to the products used for the treatment. Special design details as well as the simple and safe handling of the tubes and connectors used in transferring the peritoneal dialysis solutions into the abdominal cavity reduce the risk of bacterial contamination, which could, for example, lead to peritonitis. Peritonitis can restrict the effectiveness of the peritoneum, the body’s own membrane used in peritoneal dialysis treatment, or render it unsuitable for use in further treatments. In addition, the composition of the solutions as well as the buffer systems used can influence the long-term success of peritoneal dialysis treatment. We actively conduct research in these areas and are able to build on our broad technological experience.
      Hemodialysis and peritoneal dialysis are increasingly viewed as being complementary treatment methods. Another focus of our worldwide development activities in 2006 was the “Global Cycler” project. The aim is to offer high-quality APD at optimized costs. The use of a common technological platform for this project is an important step in this direction.
      The dialyzer is extremely important in hemodialysis treatments, as it filters toxins and excess water from the blood. We are constantly working to further improve the efficacy of membranes and dialyzers, and our research is focused on the development of a new series of dialyzers that offer a highly diffusive and convective removal of substances from the patient’s blood. Our new dialyzer series is based on further advances in the production technology for its Fresenius Polysulfone membrane. This technology allows the production of all membrane components, which are ultimately responsible for the performance of the dialyzer, at a level of precision that was previously not possible. As a result, the membranes can be adapted to individual treatment modes.
      Conventional dialyzers and filters are characterized by their non-specific removal of substances dissolved in the patients’ blood — all substances up to a defined molecular weight pass through the membrane. In 2006, we intensified our research on dialysis membranes that work more selectively. For example, we are conducting research on membranes with specific properties which can remove targeted substances from patients’ blood. In addition, we are working on membranes which can release pharmaceutical agents into the blood of patients — the “pharma tech” approach. Moreover, special membrane properties can be achieved by attaching appropriate ligands — special molecules — to the membrane surface. All of these activities are still in early development stages; the general medical approach has to be tested first. But we are convinced that future membranes will have functional qualities of this type. In the search for promising possibilities, we benefit from our experience as a leading membrane developer and membrane manufacturer.
      Another focus of our development activities is alternative anticoagulants, which temporarily restrict blood clotting. Coagulation should be reduced during the extracorporeal cycle — i.e., while the patient’s blood is being cleansed, but not during recirculation in the patient’s body. Our research in this area is focused on the use of citrate as an alternative to heparin to interrupt clotting, followed by the controlled addition of calcium at the end of extracorporeal circulation to neutralize the effects of citrate and restore coagulability.
      Another focal point of our R&D activities is the development of machines and methods for the treatment for acute kidney failure and addressing multi-organ failure. In 2006, we intensified our activities in this area, concentrating on classical acute dialysis. We are currently researching therapy concepts which differ from the above-mentioned classical methods in that the aim is targeted intervention in the disease process, for example, in cases of multiorgan failure. The procedures being investigated include apheresis techniques and the use of certain adsorbers.
      Acute liver failure has a special status among acute illnesses due to the highly complex function of the liver as the main detoxification organ. While “artificial kidneys” can sustain life for many years even in cases of complete kidney failure, there is no such therapy available for liver failure, due to the complexity of the liver functions. Current extracorporeal treatments are limited to a small part of the organ’s detoxification spectrum, whereas a natural liver performs many other tasks in addition to detoxification. It synthesizes (produces) numerous compounds that are important for the organism and releases various substances into the bloodstream, including different blood coagulation factors and proteins such as albumin. Liver replacement therapies used today cannot cover most of the functions of the liver and are therefore unsatisfactory.
      In the past years, progress has been made in the development of a “bioartificial liver,” in which living hepatocytes (liver cells), are arranged in an appropriate device and around which the patient’s blood flows, taking over all the functions of a natural liver. One problem with this system is the limited availability of suitable hepatocytes. Obtaining hepatocytes with the help of adult stem cell techniques is the current focus of our research activities in this area.

Trademarks
      Our principal trademarks are the name “Fresenius” and the “F” logo, for which we hold a perpetual, royalty-free license from Fresenius SE, formerly our majority stockholder and now sole stockholder of our general partner. See “Management — Related Party Transactions — Trademarks.”
Competition
      The markets in which we sell our dialysis products are highly competitive. Our competitors in the sale of hemodialysis and peritoneal dialysis products include Gambro AB, Baxter International Inc., Asahi Kasei Medical Co. Ltd., Bellco S.p.A., a subsidiary of the Sorin group, B. Braun Melsungen AG, Nipro Corporation Ltd., Nikkiso Co., Ltd., Terumo Corporation and Toray Medical Co., Ltd.
Risk Management
      We have prepared guidelines for an extensive world-wide risk management program, aimed at assessing, analyzing, evaluating the spectrum of possible and actual developments and — if necessary — converting these into corrective measures.
      Our risk management system for monitoring industry risks and individual markets relies in part on supervisory systems in our individual regions. Our management board receives status reports from the responsible risk managers twice yearly and immediate information regarding anticipated risks as the information is developed. We monitor and evaluate economic conditions in markets which are particularly important for us and overall global political, legal and economic developments and specific country risks. Our system covers industry risks and those of our operative and non-operative business. Our risk management system functions as part of our overall management information system, based on group-wide controlling and an internal monitoring system, which provides early recognition of risks. Financial reports provide monthly and quarterly information, including deviations from budgets and projections in a relatively short period, which also serve to identify potential risks.
      As a company required to file reports under the Securities Exchange Act of 1934, we are subject to the provisions of the Sarbanes-Oxley Act of 2002. Section 404 of that act requires that we maintain internal controls over financial reporting, which is a process designed by, or under the supervision of, our chief executive and chief financial officers, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. Since the beginning of 2003, a project team has been documenting and evaluating our world-wide internal auditing and controls to ensure that our internal controls and accounting comply with applicable rules and regulations. Our management’s report on its review of the effectiveness of our internal accounting controls as of December 31, 2006 is included in our 2006 annual report on Form 20-F.
      The functional capacity and effectiveness of our risk management system was audited as part of the audit of our annual financial statements for 2006, as required by German law. No special risks were ascertained in relation to our business as a whole, our internal organization or the external environment.
Regulatory and Legal Matters
Regulatory Overview
      Our operations are subject to extensive governmental regulation by virtually every country in which we operate including, most notably, in the U.S., at the federal, state and local levels. Although these regulations differ from country to country, in general, non-U.S. regulations are designed to accomplish the same objectives as U.S. regulations regarding the operation of dialysis clinics, laboratories and manufacturing facilities, the provision of quality health care for patients, the maintenance of occupational, health, safety and environmental standards and the provision of accurate reporting and billing for governmental payments and/or reimbursement. In the U.S., some states restrict ownership of health care providers by certain multi-level for-profit corporate groups or establish other regulatory barriers to the establishment of new dialysis clinics. Outside the U.S., each country has its own payment and reimbursement rules and procedures, and some countries prohibit ownership of health care providers or establish other regulatory barriers to direct ownership by foreign companies. In all jurisdictions, we work within the framework of applicable laws to establish alternative contractual arrangements to provide services to those facilities.
      Any of the following matters could have a material adverse effect on our business, financial condition and results of operations:

•	failure to receive required licenses, certifications or other approvals for new facilities or products or significant delays in such receipt;

•	complete or partial loss of various federal certifications, licenses, or other permits required under the laws of any state or other governmental authority by withdrawal, revocation, suspension, or termination or restrictions of such certificates and licenses by the imposition of additional requirements or conditions, or the initiation of proceedings possibly leading to such restrictions or the partial or complete loss of the required certificates, licenses or permits; and

•	changes resulting from health care reform or other government actions that reduce reimbursement or reduce or eliminate coverage for particular services we provide.
      We must comply with all U.S., German and other legal and regulatory requirements under which we operate, including the U.S. federal Medicare and Medicaid Fraud and Abuse Amendments of 1977, as amended, generally referred to as the “Anti-Kickback Statute”, the federal False Claims Act, the federal restrictions on certain physician referrals, commonly known as the “Stark Law”, U.S. federal rules under the Health Insurance Portability and Accountability Act of 1996 that protect the privacy and security of patient medical records and prohibit inducements to patients to select a particular health care provider (commonly known as “HIPAA”) and other fraud and abuse laws and similar state statutes, as well as similar laws in other countries. Moreover, there can be no assurance that applicable laws, or the regulations thereunder, will not be amended, or that enforcement agencies or the courts will not make interpretations inconsistent with our own, any one of which could have a material adverse effect on our business, reputation, financial condition and results. Sanctions for violations of these statutes may include criminal or civil penalties, such as imprisonment, fines or forfeitures, denial of payments, and suspension or exclusion from the Medicare and Medicaid programs. In the U.S., some of these laws have been broadly interpreted by a number of courts, and significant government funds and personnel have been devoted to their enforcement because such enforcement has become a high priority for the federal government and some states. Our company, and the health care industry in general, will continue to be subject to extensive federal, state and foreign regulation, the full scope of which cannot be predicted. In addition, the U.S. Congress and federal and state regulatory agencies continue to consider modifications to federal health care laws that may create further restrictions.
      Fresenius Medical Care Holdings, Inc. has entered into a corporate integrity agreement with the U.S. government, which requires that Fresenius Medical Care Holdings, Inc. staff and maintain a comprehensive compliance program, including a written code of conduct, training programs and compliance policies and procedures. The corporate integrity agreement requires annual audits by an independent review organization and periodic reporting to the government. The corporate integrity agreement permits the U.S. government to exclude Fresenius Medical Care Holdings, Inc. and its subsidiaries from participation in U.S. federal health care programs and impose fines if there is a material breach of the agreement that is not cured by Fresenius Medical Care Holdings, Inc. within thirty days after Fresenius Medical Care Holdings, Inc. receives written notice of the breach.
Product Regulation
U.S.
      In the U.S. numerous regulatory bodies, including the Food and Drug Administration (“FDA”) and comparable state regulatory agencies impose requirements on certain of our subsidiaries as a manufacturer and a seller of medical products and supplies under their jurisdiction. We are required to register with the FDA as a device manufacturer. As a result, we are subject to periodic inspection by the FDA for compliance with the FDA’s Quality System Regulation requirements and other regulations. These regulations require us to manufacture products in accordance with Good Manufacturing Practices (“GMP”) and that we comply with

FDA requirements regarding the design, safety, advertising, labeling, record keeping and distribution of our products. Further, we are required to comply with various FDA and other agency requirements for labeling and promotion. The Medical Device Reporting regulations require that we provide information to the FDA whenever there is evidence to reasonably suggest that a device may have caused or contributed to a death or serious injury or, if a malfunction were to occur, could cause or contribute to a death or serious injury. In addition, the FDA prohibits us from promoting a medical device for unapproved indications.
      If the FDA believes that a company is not in compliance with applicable regulations, it can issue a warning letter, issue a recall order, institute proceedings to detain or seize products, impose operating restrictions, enjoin future violations and assess civil penalties against a company, its officers or its employees and can recommend criminal prosecution to the Department of Justice.
      We cannot assure that all necessary regulatory approvals, including approvals for new products or product improvements, will be granted on a timely basis, if at all. Delays in or failure to receive approval, product recalls or warnings and other regulatory actions and penalties can materially affect operating results.
      In addition, in order to clinically test, produce and market certain medical products and other disposables (including hemodialysis and peritoneal dialysis equipment and solutions, dialyzers, bloodlines and other disposables) for human use, we must satisfy mandatory procedures and safety and efficacy requirements established by the FDA or comparable state and foreign governmental agencies. After approval or clearance to market is given, the FDA, upon the occurrence of certain events, has the power to withdraw the clearance or require changes to a device, its manufacturing process, or its labeling or may require additional proof that regulatory requirements have been met. Such rules generally require that products be approved by the FDA as safe and effective for their intended use prior to being marketed. Our peritoneal dialysis solutions have been designated as drugs by the FDA and, as such, are subject to additional FDA regulation under the Food, Drug and Cosmetic Act of 1938, as amended.
International (Including Germany and Other Non-U.S.)
      Most countries maintain different regulatory regimes for pharmaceutical products and for medical devices. In almost every country, there are rules regarding the quality, effectiveness, and safety of products and regulating their testing, production, and distribution. Treaties or other international law and standards and guidelines under treaties or laws may supplement or supersede individual country regulations.
      Drugs. Some of our products, such as peritoneal dialysis solutions, are considered pharmaceuticals and are, therefore subject to the specific drug law provisions in the various countries. The European Union has issued a directive on pharmaceuticals, No. 65/65/EWG (January 26, 1965), as amended. Each member of the European Union is responsible for conforming its law to comply with this directive. In Germany the German Drug Law (Arzneimittelgesetz) (“AMG”), which implements European Union requirements, is the primary regulation applicable to pharmaceutical products.
      The provisions of the German Drug Law are comparable with the legal standards in other European countries. As in many other countries, the AMG provides that in principle a medicinal product may only be placed on the market if it has been granted a corresponding marketing authorization. Such marketing authorization is granted by the competent licensing authorities only if the quality, efficacy and safety of the medicinal product has been scientifically proven. The medicinal products marketed on the basis of a corresponding marketing authorization are subject to ongoing control by the competent authorities. The marketing authorization may also be subsequently restricted or made subject to specific requirements. It may be withdrawn or revoked if there was a reason for the refusal of the marketing authorization upon its grant or such a reason arises subsequently, or if the medicinal product is not an effective therapy or its therapeutic effect has been insufficiently proven according to the relevant state of scientific knowledge. Such a reason for refusal is, inter alia, found to exist if there is the well-founded suspicion that the medicinal product has not been sufficiently examined in accordance with the current state of scientific knowledge, that the medicinal product does not show the appropriate quality, or that there is the well-founded suspicion that the medicinal product, when properly used as intended, produces detrimental effects going beyond the extent justifiable according to the current state of knowledge of medicinal science. The marketing authorization can also be withdrawn or revoked in the case of incorrect or incomplete information supplied in the authorization documents, if the quality checks prescribed for the medicinal product were insufficient or have not been sufficiently carried out, or if the withdrawal or revocation is required to comply with a decision made by the European Commission or the Council of the European Union. Instead of a withdrawal or revocation, it is also possible to order the suspension of the marketing authorization for a limited period.
      The provisions of the AMG also contain special requirements for the manufacture of medicinal products. The production of medicinal products requires a corresponding manufacturing license which is granted by the competent authorities of the relevant Member State for a specific manufacturing facility and for specific medicinal products and forms of medicinal products. The manufacturing license is granted only if the manufacturing facility, production techniques and production processes comply with the principles and guidelines of good manufacturing practice (“GMP”) as well as the terms of the particular marketing authorization. A manufacturer of medicinal products must, inter alia, employ pharmacists, chemists, biologists, or physicians responsible for the quality, safety and efficacy of the medicinal products. The manufacturer must name several responsible persons: a Qualified Person possessing the expert knowledge specified by the AMG, a head of production, a head of quality control, and, if the manufacturer markets the medicinal products itself, a commissioner for the so-called graduated plan (Stufenplanbeauftragter) and an information officer. It is the responsibility of the Qualified Person to ensure that each batch of the medicinal products is produced and examined in compliance with the statutory provisions of the AMG. The commissioner for the graduated plan must, among other things, collect and assess any reported risks associated with the medicinal products and coordinate any necessary measures. The information officer is in charge of the scientific information relating to the medicinal products. All these persons may be held personally liable under German criminal law for any breach of the AMG.
      International guidelines also govern the manufacture of medicinal products and, in many cases, overlap with national requirements. In particular, the Pharmaceutical Inspection Convention (“PIC”) an international treaty, contains rules binding most countries in which medicinal products are manufactured. Among other things, the PIC establishes requirements for GMP which are then adopted at the national level. Another international standard, which is non-binding for medicinal products, is the ISO 9000-9004 system for assuring quality management system requirements. This system has a broader platform than GMPs, which are more detailed. Compliance with the ISO Code entitles the manufacturer to utilize the CE certification of quality control. This system is primarily acknowledged outside the field of medicinal products, for example with respect to medical devices.
      Medical Devices. In the past, medical devices were subject to less stringent regulation than medicinal products in some countries. In the last decade, however, statutory requirements have been increased. In the European Union, the requirements to be satisfied by medical devices are laid down in three European directives to be observed by all EU Member States, all Member States of the European Economic Area (“EEA”), as well as all future accession states: (1) Directive 90/385/EEC of June 20, 1990 relating to active implantable medical devices (“AIMDs”), as last amended (“AIMD Directive”), (2) Directive 93/42/EEC of June 14, 1993 relating to medical devices, as last amended (“MD Directive”), (3) Directive 98/79/EC of October 27, 1998 relating to in vitro diagnostic medical devices as last amended (“IVD Directive”). In addition, Directive 2001/95/EC of December 3, 2001, as last amended, concerning product safety should be noted. With regard to Directive 93/42/EEC, the Commission submitted a consultation draft on April 5, 2005. The amendments are intended to achieve improvements, for instance in the following areas: clinical assessment by specification of the requirements in more detail; monitoring of the devices after their placing on the market; and decision making by enabling the Commission to make binding decisions in case of contradictory opinions of states regarding the classification of a product as a medical device. This draft is still under review.
      According to the directives relating to medical devices, the so-called CE mark (the abbreviation of Conformité Européenne signifying that the device complies with all applicable requirements of the European Union) shall serve as a general product passport for all Member States of the EU and the EEA. Upon receipt of a European Union certificate for the quality management system for a particular facility, we are able to mark products produced or developed in that facility as being in compliance with the EU requirements. A manufacturer having a European Union-certified full quality management system has to declare and document conformity of its products to the harmonized European directive. If able to do so, the manufacturer may put a “CE” mark on the products. Products subject to these provisions that do not bear the “CE” mark cannot be imported, sold or distributed within the European Union.
      The right to affix the CE mark is granted to any manufacturer who has observed the conformity assessment procedure prescribed for the relevant medical device and submitted the EU conformity declaration before placing the medical device on the market. The conformity assessment procedures were standardized by Council Decision 93/465/EEC of July 22, 1993, which established modules for the various phases of the conformity assessment procedures intended to be used in the technical harmonization directives and the rules for the affixing and use of the CE conformity mark. The conformity assessment modules to be used differ depending on the class or type of the medical device to be placed on the market. The classification rules for medical devices are, as a general rule, based upon the potential risk of causing injury to the human body. Annex IX to the MD Directive (making a distinction between four product classes I, IIa, IIb, and III) and Annex II to the IVD Directive (including a list of the products from lists A and B) contain classification criteria for products and product lists that are, in turn, assigned to specific conformity assessment modules. AIMDs represent a product class of their own and are subject to the separate AIMD Directive. Special rules apply, for example, to custom-made medical devices, medical devices manufactured in-house, medical devices intended for clinical investigation or in vitro diagnostic medical devices intended for performance evaluation, as well as for diagnostic medical devices for in-house use, combination devices and products related to medical devices.
      The conformity assessment procedures for Class I devices with a low degree of invasiveness in the human body (e.g. devices without a measuring function that are not subject to any sterilization requirements), can be made under the sole responsibility of the manufacturer by submitting a EU conformity declaration (a self-certification or self-declaration). For Class IIa devices, the participation of a so-called “Notified Body” is binding for the production phase. Devices of classes IIb and III involving a high risk potential are subject to inspection by the Notified Body not only in relation to their manufacture (as for class IIa devices), but also in relation to their specifications. Class III is reserved for the most critical devices the marketing of which is subject to an explicit prior authorization with regard to their conformity. In this risk category, the manufacturer can make use of several different conformity assessment modules.
      To maintain the high quality standards and performance of our operations, we have subjected our entire European business to the most comprehensive procedural module, which is also the fastest way to launch a new product in the European Union. This module requires the certification of a full quality management system by a Notified Body charged with supervising the quality management system.
      Our Series 4008, 4008B, 4008E dialysis machines and their therapy modifications, our 5008 dialysis machine and its accessories and devices, our PD-NIGHT cycler, our Sleep-safe cycler for automated PD treatment, the Multifiltrate system, and our other active medical devices distributed in the European market, as well as our dialysis filters and dialysis tubing systems and accessories, all bear the “CE” mark. We expect to continue to obtain additional certificates for newly developed products or product groups.
Environmental Regulation
      The Company uses substances regulated under U.S. environmental laws, primarily in manufacturing and sterilization processes. While it is difficult to quantify, we believe the ongoing impact of compliance with environmental protection laws and regulations will not have a material impact on the Company’s financial position or results of operations.
Facilities and Operational Regulation
U.S.
      The Clinical Laboratory Improvement Amendments of 1988 (“CLIA”) subjects virtually all clinical laboratory testing facilities, including ours, to the jurisdiction of the Department of Health and Human Services. CLIA establishes national standards for assuring the quality of laboratories based upon the complexity of testing performed by a laboratory.

      Certain of our operations are also subject to federal laws governing the repackaging and dispensing of drugs and the maintenance and tracking of certain life-sustaining and life-supporting equipment.
      Our operations are subject to various U.S. Department of Transportation, Nuclear Regulatory Commission and Environmental Protection Agency requirements and other federal, state and local hazardous and medical waste disposal laws. As currently in effect, laws governing the disposal of hazardous waste do not classify most of the waste produced in connection with the provision of dialysis, or laboratory services as hazardous, although disposal of nonhazardous medical waste is subject to specific state regulation. Our operations are also subject to various air emission and wastewater discharge regulations.
      Federal, state and local regulations require us to meet various standards relating to, among other things, the management of facilities, personnel qualifications and licensing, maintenance of proper records, equipment, quality assurance programs, the operation of pharmacies, and dispensing of controlled substances. All of our operations in the U.S. are subject to periodic inspection by federal and state agencies and other governmental authorities to determine if the operations, premises, equipment, personnel and patient care meet applicable standards. To receive Medicare reimbursement, our dialysis centers, renal diagnostic support business and laboratories must be certified by the Centers for Medicare and Medicaid Services (“CMS”). All of our dialysis centers and laboratories that furnish Medicare services have the required certification.
      Certain of our facilities and certain of their employees are also subject to state licensing statutes and regulations. These statutes and regulations are in addition to federal and state rules and standards that must be met to qualify for payments under Medicare, Medicaid and other government reimbursement programs. Licenses and approvals to operate these centers and conduct certain professional activities are customarily subject to periodic renewal and to revocation upon failure to comply with the conditions under which they were granted.
      Occupational Safety and Health Administration (“OSHA”) regulations require employers to provide employees who work with blood or other potentially infectious materials with prescribed protections against blood-borne and air-borne pathogens. The regulatory requirements apply to all health care facilities, including dialysis centers and laboratories, and require employers to make a determination as to which employees may be exposed to blood or other potentially infectious materials and to have in effect a written exposure control plan. In addition, employers are required to provide hepatitis B vaccinations, personal protective equipment, blood-borne pathogens training, post-exposure evaluation and follow-up, waste disposal techniques and procedures, engineering and work practice controls and other OSHA-mandated programs for blood-borne and air-borne pathogens.
      Some states in which we operate have certificate of need (“CON”) laws that require any person or entity seeking to establish a new health care service or to expand an existing service to apply for and receive an administrative determination that the service is needed. We currently operate under Certificates of Need in 13 states, as well as the District of Columbia and Puerto Rico, that have CON laws applicable to dialysis centers. These requirements could, as a result of a state’s internal determination of its dialysis services needs, prevent entry to new companies seeking to provide services in these states, and could constrain our ability to expand our operations in these states.
International (Including Germany and Other Non-U.S.)
      Most countries outside of the U.S. regulate operating conditions of dialysis clinics and hospitals and the manufacturing of dialysis products, medicinal products and medical devices.
      We are subject to a broad spectrum of regulation in almost all countries. Our operations must comply with various environmental and transportation regulations in the various countries in which we operate. Our manufacturing facilities and dialysis clinics are also subject to various standards relating to, among other things, facilities, management, personnel qualifications and licensing, maintenance of proper records, equipment, quality assurance programs, the operation of pharmacies, the protection of workers from blood-borne diseases and the dispensing of controlled substances. All of our operations are subject to periodic inspection by various governmental authorities to determine if the operations, premises, equipment, personnel and patient care meet applicable standards. Our dialysis clinic operations and our related activities generally require licenses, which are subject to periodic renewal and may be revoked for violation of applicable regulatory requirements.
      In addition, many countries impose various investment restrictions on foreign companies. For instance, government approval may be required to enter into a joint venture with a local partner. Some countries do not permit foreign investors to own a majority interest in local companies or require that companies organized under their laws have at least one local shareholder. Investment restrictions therefore affect the corporate structure, operating procedures and other characteristics of our subsidiaries and joint ventures in these and other countries.
      We believe our facilities are currently in compliance in all material respects with the applicable national and local requirements in the jurisdictions in which they operate.
Reimbursement
      As a global dialysis care provider and supplier of dialysis and products, we are represented in more than 100 countries throughout the world facing the challenge of meeting the needs of patients in very different economic environments and health care systems.
      The health care systems and rules for the reimbursement of the treatment of patients suffering from ESRD vary in the individual countries. In general, the government, frequently in coordination with private insurers, is responsible for the health care system by financing payments by taxes and other sources of income, social security contributions or a combination of such sources.
      However, in a large number of developing countries, the government or charitable institutions grant only minor aid so that dialysis patients must bear all or a large part of their treatment expenses themselves. In some countries, dialysis patients do not receive treatment on a regular basis, but only if and to the extent available funds so allow.
U.S.
      Dialysis Care. Our dialysis centers provide outpatient hemodialysis treatment and related services for ESRD patients. In addition, some of the Company’s centers offer services for the provision of peritoneal dialysis and hemodialysis treatment at home, and dialysis for hospitalized patients.
      The Medicare program is the primary source of Dialysis Services revenues from dialysis treatment. For example, in 2006, approximately 55% of Dialysis Care revenues resulted from Medicare’s ESRD program. As a preliminary matter, in order to be eligible for reimbursement by Medicare, ESRD facilities must meet conditions of coverage established by CMS. CMS announced in 2006 that the agency will revise these requirements in 2007 as required by the Medicare Prescription Drug, Modernization and Improvement Act of 2003 (the “MMA”). These changes may affect the eligibility of certain of the Company’s facilities to serve Medicare patients in the future but it is unclear at this time what new requirements will be imposed and whether all Company facilities will meet the new requirements.
      As described below, dialysis treatment is reimbursed by the Medicare program in accordance with the composite rate for certain products and services rendered at our dialysis centers. As described hereinafter, other payment methodologies apply to Medicare reimbursement for other products and services provided at our dialysis centers and for products and support services furnished to ESRD patients receiving dialysis treatment at home (such as those of Dialysis Products). Medicare reimbursement rates are fixed in advance and are subject to adjustment from time to time by the U.S. Congress. Although this form of reimbursement limits the allowable charge per treatment, it provides us with predictable per-treatment revenues.
      Certain items and services that we furnish at our dialysis centers are not included in the composite rate and are eligible for separate Medicare reimbursement, typically on the basis of established fee schedule amounts. Such items are principally drugs such as EPO, vitamin D and iron.
      The MMA, enacted on December 8, 2003, made several significant changes to U.S. government payment for dialysis treatment and pharmaceuticals. These changes are reflected in regulations promulgated by CMS and in the physician fee schedule beginning with calendar year 2005.

      First, regulations mandated by MMA and adopted by CMS in 2005 provide that biologicals furnished in connection with renal dialysis services and separately billed by hospital-based and independent dialysis facilities will be paid using the average sales price plus six percent methodology (“ASP+6%”) adopted in 2006. Second, the drug add-on adjustment to the composite payment rate for 2006 was 14.5%. CMS increased it to 15.1% for the first quarter of 2007. Effective April 1, 2007, the drug add-on rate is 14.9%. The drug add-on adjustment was created to account for changes in the drug payment methodology enacted by the MMA. Third, as part of a MMA-mandated transition for calculation of the wage index for dialysis facilities, the wage index adjustment has been updated to a 50/50 blend between an ESRD facility’s metropolitan statistical area (“MSA”)-based composite rate and its calendar year 2007 Office of Management and Budget revised core-based statistical area (“CBSA”) rate.
      CMS has estimated that these changes will increase Medicare payments to all ESRD facilities by 0.5 percent in 2007 but that there will be some variance depending on the size and location of the facilities. In addition, CMS estimates that for-profit facilities will see an overall increase of 0.4 percent and non-profit facilities will receive 0.8 percent more in 2007. The Company’s estimates of these changes on its business are consistent with the CMS calculations.
      For the third year in a row, Congress has enacted legislation to update the ESRD composite rate. Unlike many other programs in Medicare, the ESRD composite rate is not automatically updated each year by law. As a result, an Act of Congress is required to make the annual change. The Medicare Modernization Act increased the 2005 composite rate by 1.6%. The Deficit Reduction Act (“DRA”) of February 1, 2006 further increased the composite rate by an additional 1.6% effective January 1, 2006. In December 2006, Congress enacted the Tax Relief and Health Care Act which included another 1.6% increase to the ESRD composite rate for the calendar year 2007.
      While we expect in the future generally stable reimbursements for dialysis services, we are unable to predict what, if any, future changes may occur in the rate of Medicare reimbursement. Any significant decreases in the Medicare reimbursement rates could have a material adverse effect on our provider business and, because the demand for products is affected by Medicare reimbursement, on our products business. Increases in operating costs that are affected by inflation, such as labor and supply costs, without a compensating increase in reimbursement rates, also may adversely affect our business and results of operations.
      For Medicare-primary patients, Medicare is responsible for payment of 80% of the composite rate set by CMS for dialysis treatments and the patient or third-party insurance payors, including employer-sponsored health insurance plans, commercial insurance carriers and the Medicaid program, are responsible for paying any co-payment amounts for approved services not paid by Medicare (typically the annual deductible and 20% co-insurance), subject to the specific coverage policies of such payors. Each third-party payor, including Medicaid, makes payment under contractual or regulatory reimbursement provisions which may or may not cover the full 20% co-payment or annual deductible. Where the patient has no third-party insurance or the third party insurance does not cover the co-payment or deductible, the patient is responsible for paying the co-payments or the deductible, which we frequently do not fully collect despite reasonable collection efforts. Under an advisory opinion from the Office of the Inspector General, subject to specified conditions, we and other similarly situated providers may make contributions to a non-profit organization that has agreed to make premium payments for supplemental medical insurance and/or medigap insurance on behalf of indigent ESRD patients, including some of our patients.
      Medicaid Rebate Program. We participate in the Federal Medicaid rebate program established by the Omnibus Budget Reconciliation Act of 1990, as well as several state supplemental rebate programs, and we make our pharmaceutical products available to authorized users of the Federal Supply Schedule (“FSS”) of the General Services Administration under an FSS contract negotiated by the Department of Veterans Affairs (“DVA”). In addition, federal law requires that any company that participates in the Medicaid rebate program extend comparable discounts to qualified purchasers under the PHS pharmaceutical pricing program. The PHS pricing program extends discounts comparable to the Medicaid rebates to a variety of community health clinics and other entities that receive health services grants from the PHS, as well as hospitals that serve a disproportionate share of poor Medicare and Medicaid beneficiaries.

      Under the Medicaid rebate program, we pay a rebate to each state Medicaid program based upon sales of our pharmaceutical products that are reimbursed by those programs. Rebate calculations are complex and, in certain respects, subject to interpretation by us, governmental or regulatory agencies and the courts. The Medicaid rebate amount is computed each quarter based on our submission to the CMS at the Department of Health and Human Services (“DHHS”) of our current average manufacturer price and best price for our pharmaceutical products. The Veterans Health Care Act of 1992 (“VHCA”) imposes a requirement that the prices we charge to agencies under the FSS be discounted off the average manufacturer price charged to non-federal customers.
      Governmental agencies may make changes to program interpretations, requirements or conditions of participation, and retain the right to audit the accuracy of our computations of rebates and pricing, some of which actions may have or result in implications (such as recoupment) for amounts previously estimated or paid and could have a material adverse effect on the Company’s revenues, profitability and financial condition.
      Laboratory Tests. Spectra obtains a substantial portion of its net revenue from Medicare, which pays for clinical laboratory services provided to dialysis patients in two ways.
      First, payment for certain routine tests is included in the composite rate paid to our dialysis centers. As to such services, the dialysis centers obtain the services from a laboratory and pay the laboratory for such services. In accordance with industry practice, Spectra usually provides such testing services under capitation agreements with its customers pursuant to which it bills a fixed amount per patient per month to cover the laboratory tests included in the composite rate at the designated frequencies. In addition, in compliance with our Corporate Integrity Agreement, we provide an annual report on the costs associated with the composite rate tests, and have established that our Composite Rate is above those costs.
      Second, laboratory tests performed by Spectra for Medicare beneficiaries that are not included in the composite rate are separately billable directly to Medicare. Such tests are paid at 100% of the Medicare fee schedule amounts, which are limited by national ceilings on payment rates, called National Limitation Amounts (“NLAs”). Congress has periodically reduced the fee schedule rates and the NLAs, with the most recent reductions in the NLAs occurring in January 1998. (As part of the Balanced Budget Act of 1997, Congress lowered the NLAs from 76% to 74% effective January 1, 1998.) Congress, as part of the MMA, has also approved a five-year freeze on the inflation updates based on the Consumer Price Index (“CPI”) for 2004-2008.
      Erythropoetin (“EPO”). EPO is used for anemia management of patients with renal disease. The administration of EPO is separately billable under the Medicare program, and accounted for 23% of our U.S. dialysis revenues in 2006.
      Anemia severity is commonly monitored by measuring a patient’s hematocrit, a simple blood test that measures the proportion of red blood cells in a patient’s whole blood. Anemia may also be measured by evaluating a patient’s hemoglobin level. The amount of EPO that a patient requires varies by several factors, including the severity of a patient’s anemia.
      In 2005, CMS announced a new national monitoring policy for claims for Epogen and Aranesp for ESRD patients treated in renal dialysis facilities. The new policy took effect on April 1, 2006. As a result of this new policy, CMS expects a 25 percent reduction in the dosage of Epogen or Aranesp administered to ESRD patients whose hematocrit exceeds 39.0 (or hemoglobin exceeds 13.0 g/dL). If the dosage is not reduced by 25 percent, payment is made by CMS as if the dosage reduction had occurred. This payment reduction may be appealed under the normal appeal process. In addition, effective April 1, 2006, CMS limited Epogen and Aranesp reimbursement to a maximum per-patient per-month aggregate dose of 500,000 IU for Epogen and 1500 mcg for Aranesp. CMS’s new Epogen and Aranesp monitoring policy has had a slightly negative impact on our operating results.
      In addition, any of the following changes could adversely affect our business, and results of operations, possibly materially:

•	future changes in the EPO reimbursement methodology and/or rate;

•	inclusion of EPO in the Medicare composite rate without offsetting increases to such rate;

•	reduction in the typical dosage per administration;

•	increases in the cost of EPO without offsetting increases in the EPO reimbursement rate; or

•	reduction by the manufacturer of EPO of the amount of overfill in the EPO vials.
      In November 2006, the FDA issued an alert regarding a newly published clinical study showing that patients treated with an erythropoiesis-stimulating agent (“ESA”) such as EPO and dosed to a target hemoglobin concentration of 13.5 g/dL are at a significantly increased risk for serious and life threatening cardiovascular complications, as compared to use of the ESA to target a hemoglobin concentration of 11.3 g/dL. The alert recommended, among other things, that physicians and other health care professionals should consider adhering to dosing to maintain the recommended target hemoglobin range of 10 to 12 g/dL. Subsequently, in March 2007, at the request of the FDA, the manufacturer of EPO and Aranesp added a blackbox safety warning (the highest level of safety warning imposed by the FDA) to its package label dosing instructions. In April 2007, the National Kidney Foundation amended its anemia management guidelines for anemia management (“K/ DOQI”). We recommend that treating physicians review and understand the package label insert and the K/ DOQI guidelines as they make their anemia management decisions. If physicians change their prescribing patterns for ESRD patients in response to the revisions to the EPO package label insert or the amendments to the K/ DOQI guidelines and any such changes result in a material decrease in the aggregate volume of EPO administered in our facilities, it would have a material adverse impact on our revenues, earnings and cash flows.
      Coordination of Benefits. Medicare entitlement begins for most patients in the fourth month after the initiation of chronic dialysis treatment at a dialysis center. During the first three months, considered to be a waiting period, the patient or patient’s insurance, Medicaid or a state renal program are responsible for payment.
      Patients who are covered by Medicare and are also covered by an employer group health plan (“EGHP”) are subject to a 30-month coordination period during which the EGHP is the primary payor and Medicare the secondary payor. During this coordination period the EGHP pays a negotiated rate or in the absence of such a rate, our standard rate or a rate defined by its plan documents. The EGHP payments are generally higher than the Medicare composite rate. EGHP insurance, when available, will therefore generally cover as the primary payor a total of 33 months, the 3-month waiting period plus the 30-month coordination period. In recent years, policy makers have recommended extending the coordination period to as long as five years. An extension of the coordination period would generally be favorable to us and other dialysis providers since it would extend the period during which providers would receive the generally higher payments by EGHPs prior to the commencement of primary Medicare coverage for dialysis treatment. Despite some support for extending the coordination period, it is unclear if such a proposal will be considered by the Congress any time soon.
      Possible Changes in Medicare. Legislation or regulations may be enacted in the future that could substantially modify or reduce the amounts paid for services and products offered by us and our subsidiaries. It is also possible that statutes may be adopted or regulations may be promulgated in the future that impose additional eligibility requirements for participation in the federal and state health care programs. Such new legislation or regulations could, depending upon the final form of such regulation, have a positive or adverse affect on our businesses and results of operations, possibly materially.
International (Including Germany and Other Non-U.S.)
      As a global company delivering dialysis care and dialysis products in more than 100 countries worldwide, we face the challenge of addressing the needs of dialysis patients in widely varying economic and health care environments.
      Health care systems and reimbursement structures for ESRD treatment vary by country. In general, the government pays for health care and finances its payments through taxes and other sources of government income, from social contributions, or a combination of those sources. However, not all health care systems provide for dialysis treatment. In many developing countries, only limited subsidies from government or charitable institutions are available, and dialysis patients must finance all or substantially all of the cost of their treatment. In some countries patients in need of dialysis do not receive treatment on a regular basis but rather when the financial resources allow it.

      In the major European and British Commonwealth countries, health care systems are generally based on one of two models. The German model, the “Bismarck system,” is based on mandatory employer and employee contributions dedicated to health care financing. The British model, the “Beveridge system,” provides a national health care system funded by taxes. Within these systems, provision for the treatment of dialysis has been made either through allocation of a national budget or a billing system reimbursing on a fee-for-service basis. The health care systems of countries such as Japan, France, Belgium, Austria, Czech Republic, Poland, Hungary, Turkey and the Netherlands are based on the Bismarck system. Countries like Canada, Denmark, Finland, Portugal, Sweden, Taiwan and Italy established their national health services using the Beveridge system.
      Ownership of health care providers and, more specifically dialysis care providers, varies within the different systems and from country-to-country. In Europe about 50% of the clinics providing dialysis care and services are publicly owned, about 35% are privately owned (including centers that we manage and operate) and approximately 15% belong to a health care organization. It should be noted that health care organizations treating a significant patient population operate only in Germany and France. Publicly operated clinics care for almost 100% of the dialysis populations in Canada and more than 80% in Australia. Within Europe, nearly 100% of the dialysis population is treated in public clinics in the Netherlands, Finland and Belgium and more than 75% in the United Kingdom while the majority of dialysis clinics are privately owned in Spain, Hungary and Portugal.
      In Latin America privately owned clinics predominate, constituting more than 75% of all clinics providing dialysis care while in Asia, with the exception of Japan, publicly owned clinics are predominant. In the U.S., less than 3% of all dialysis clinics are publicly operated and in Japan only approximately 15%. Unlike the U.S., however, Japan has a premium-based, mandatory social insurance system, and the structure of its health care system is more closely comparable to the German system.
      Financing policies for ESRD treatment also differ from country-to-country. There are three main types of reimbursement modalities: budget transfer, fee for service and flat rate. In some cases, the reimbursement modality varies within the same country depending on the type of provider (public or private). Budget transfer is a reimbursement modality used mainly for public providers in most of the European countries where the funding is based on taxation and in some of the countries where it is based on social security (e.g. Spain, Czech Republic). Fee for service is the most common reimbursement modality for private providers in all European countries (with exceptions such as Hungary, where reimbursement to private providers is based on budget) and for public providers in countries where the funding system is based on social security payments. Germany is the only country in Europe in which the reimbursement modality is a flat weekly rate independent of both the type of provider and the type of dialysis therapy provided.
      Treatment components included in the cost of dialysis may vary from country-to-country or even within countries, depending on the structure and cost allocation principles. Where treatment is reimbursed on a fee-for-service basis, reimbursement rates are sometimes allocated in accordance with the type of treatment performed. We believe that it is not appropriate to calculate a global reimbursement amount because the services and costs for which reimbursement is provided in any such global amount would likely bear little relation to the actual reimbursement system in any one country. Generally, in countries with established dialysis programs, reimbursements range from $100 to more than $300 per treatment. However, a comparison from country to country would not be meaningful if made in the absence of a detailed analysis of the cost components reimbursed, services rendered and the structure of the dialysis clinic in each country being compared.
      Health care expenditures are consuming an ever-increasing portion of gross domestic product worldwide. In the developed economies of Europe, Asia and Latin America, health care spending is in the range of 5%-14% of gross domestic product. In many countries, dialysis costs consume a disproportionately high amount of health care spending and these costs may be considered a target for implementation of cost containment measures. Today, there is increasing awareness of the correlation between the quality of care delivered in the dialysis unit and the total health care expenses incurred by the dialysis patient. Accordingly, developments in reimbursement policies might include higher reimbursement rates for practices which are believed to improve the overall state of health of the ESRD patient and reduce the need for additional medical treatment.

Anti-kickback Statutes, False Claims Act, Health Care Fraud, Stark Law and Fraud and Abuse Laws in North America
      Some of our operations are subject to federal and state statutes and regulations governing financial relationships between health care providers and potential referral sources and reimbursement for services and items provided to Medicare and Medicaid patients. Such laws include the Anti-Kickback Statute, health care fraud statutes, the False Claims Act, the Stark Law, other federal fraud and abuse laws and similar state laws. These laws apply because our medical directors and other physicians with whom we have financial relationships refer patients to, and order diagnostic and therapeutic services from, our dialysis centers and other operations. As is generally true in the dialysis industry, at each dialysis facility a small number of physicians account for all or a significant portion of the patient referral base. An ESRD patient generally seeks treatment at a center that is convenient to the patient and at which the patient’s nephrologist has staff privileges.
      The U.S. Government, many individual States and private third-party risk insurers have declared the struggle against waste, misuse and fraud in the health care sector to be one of their primary tasks by making more and more resources available for this purpose. Therefore, the Office of the Inspector General (“OIG”) of the U.S. Department of Health and Human Services and other enforcement agencies increasingly review agreements between physicians and service providers with regard to potential breaches of the federal and state fraud abuse laws.
Anti-kickback Statutes
      The federal Anti-Kickback Statute establishes criminal prohibitions against and civil penalties for the knowing and willful solicitation, receipt, offer or payment of any remuneration, whether direct or indirect, in return for or to induce the referral of patients or the ordering or purchasing of items or services payable in whole or in part under Medicare, Medicaid or other federal health care programs. Sanctions for anti-kickback violations include criminal and civil penalties, such as imprisonment or criminal fines of up to $25,000 per violation, and civil penalties of up to $50,000 per violation, and exclusion from the Medicare or Medicaid programs and other federal programs. In addition, certain provisions of federal criminal law that may be applicable provide that if a corporation is found guilty of a criminal offense it may be fined no more than twice any pecuniary gain to the corporation, or, in the alternative, no more than $500,000 per offense.
      Some states also have enacted statutes similar to the anti-kickback statute, which may include criminal penalties, applicable to referrals of patients regardless of payor source, and may contain exceptions different from state to state and from those contained in the federal anti-kickback statute.
False Claims Act and Related Criminal Provisions
      The federal False Claims Act (the “False Claims Act”) imposes civil penalties for knowingly making or causing to be made false claims with respect to governmental programs, such as Medicare and Medicaid, for services billed but not rendered, or for misrepresenting actual services rendered, in order to obtain higher reimbursement. Moreover, private individuals may bring qui tam or “whistle blower” suits against providers under the False Claims Act, which authorizes the payment of a portion of any recovery to the individual bringing suit. Such actions are initially required to be filed under seal pending their review by the Department of Justice. A few federal district courts have interpreted the False Claims Act as applying to claims for reimbursement that violate the Anti-Kickback Statute or the Stark Law under certain circumstances. The False Claims Act generally provides for the imposition of civil penalties of $5,500 to $11,000 per claim and penalties of up to three times the amounts paid by the government for submitted claims, resulting in the possibility of substantial financial penalties for small billing errors that are replicated in a large number of claims, as each individual claim could be deemed to be a separate violation of the False Claims Act. Criminal provisions that are similar to the False Claims Act provide that if a corporation is convicted of presenting a claim or making a statement that it knows to be false, fictitious or fraudulent to any federal agency it may be fined not more than twice any pecuniary gain to the corporation, or, in the alternative, no more than $500,000 per offense. Some states also have enacted statutes similar to the False Claims Act which may include criminal penalties, substantial fines, and treble damages.

The Health Insurance Portability and Accountability Act of 1996
      HIPAA was enacted in August 1996 and expanded federal fraud and abuse laws by increasing their reach to all federal health care programs, establishing new bases for exclusions and mandating minimum exclusion terms, creating an additional exception to the anti-kickback penalties for risk-sharing arrangements, requiring the Secretary of Health and Human Services to issue advisory opinions, increasing civil money penalties to $10,000 (formerly $2,000) per item or service and assessments to three times (formerly twice) the amount claimed, creating a specific health care fraud offense and related health fraud crimes, and expanding investigative authority and sanctions applicable to health care fraud. It also prohibits a provider from offering anything of value which the provider knows or should know would be likely to induce the patient to select or continue with the provider.
      HIPAA included a health care fraud provision which prohibits knowingly and willfully executing a scheme or artifice to defraud any “health care benefit program,” which includes any public or private plan or contract affecting commerce under which any medical benefit, item, or service is provided to any individual, and includes any individual or entity who is providing a medical benefit, item, or service for which payment may be made under the plan or contract. Penalties for violating this statute include freezing of assets and forfeiture of property traceable to commission of a health care fraud.
      HIPAA regulations establish national standards for certain electronic health care transactions, the use and disclosure of certain individually identifiable patient health information, and the security of the electronic systems maintaining this information. These are commonly known as the HIPAA transaction and code set standards, privacy standards, and security standards. Health insurance payers and health care providers like us must comply with the HIPAA standards. Violations of these HIPAA standards may include civil money penalties and potential criminal sanctions.
Balanced Budget Act of 1997
      The Balanced Budget Act of 1997 (the “BBA”) contained material adjustments to both the Medicare and Medicaid programs, as well as further expansion of the federal fraud and abuse laws. Specifically, the BBA created a civil monetary penalty for violations of the federal Anti-Kickback Statute whereby violations will result in damages equal to three times the amount involved as well as a penalty of $50,000 per violation. In addition, the new provisions expanded the exclusion requirements so that any person or entity convicted of three health care offenses is automatically excluded from federally funded health care programs for life. Individuals or entities convicted of two offenses are subject to mandatory exclusion of 10 years, while any provider or supplier convicted of any felony may be denied entry into the Medicare program by the Secretary of DHHS if deemed to be detrimental to the best interests of the Medicare program or its beneficiaries.
      The BBA also provides that any person or entity that arranges or contracts with an individual or entity that has been excluded from a federally funded health care program will be subject to civil monetary penalties if the individual or entity “knows or should have known” of the sanction.
Stark Law
      The original Stark Law, known as “Stark I” and enacted as part of the Omnibus Budget Reconciliation Act (“OBRA”) of 1989, prohibits a physician from referring Medicare patients for clinical laboratory services to entities with which the physician (or an immediate family member) has a financial relationship, unless an exception applies. Sanctions for violations of the Stark Law may include denial of payment, refund obligations, civil monetary penalties and exclusion of the provider from the Medicare and Medicaid programs. The Stark Law prohibits the entity receiving the referral from filing a claim or billing for services arising out of the prohibited referral.
      Provisions of OBRA 93, known as “Stark II,” amended Stark I to revise and expand upon various statutory exceptions, to expand the services regulated by the statute to a list of “Designated Health Services,” and expanded the reach of the statute to the Medicaid program. The provisions of Stark II generally became effective on January 1, 1995, with the first phase of Stark II regulations finalized on January 4, 2001. Most portions of the first phase regulations became effective January 4, 2002. The additional Designated Health Services include:

physical therapy, occupational therapy and speech language pathology services; radiology and certain other imaging services; radiation therapy services and supplies; durable medical equipment and supplies; parenteral and enteral nutrients, equipment and supplies; prosthetics, orthotics, and prosthetic devices and supplies; home health services; outpatient prescription drugs; and inpatient and outpatient hospital services. The first phase of the final regulations implementing the Stark Law contains an exception for EPO and certain other dialysis-related outpatient prescription drugs furnished in or by an ESRD facility under many circumstances. In addition, the regulations made clear that virtually all services reimbursed by Medicare to a dialysis facility under the ESRD composite rate do not implicate the Stark Law. Further, the final Phase I regulations also adopted a definition of durable medical equipment which effectively excludes ESRD equipment and supplies from the category of Designated Health Services. Phase II of the final regulations to the Stark Law was released on March 26, 2004, and became effective on July 26, 2004. This phase of the regulations finalized all of the compensation exceptions to the Stark Law, including those for “personal services arrangements” and “indirect compensation arrangements.” In addition, Phase II revised the exception for EPO and certain other dialysis-related outpatient prescription drugs furnished in or by an ESRD facility to include certain additional drugs.
      Several states in which we operate have enacted self-referral statutes similar to the Stark Law. Such state self-referral laws may apply to referrals of patients regardless of payor source and may contain exceptions different from each other and from those contained in the Stark Law.
Other Fraud and Abuse Laws
      Our operations are also subject to a variety of other federal and state fraud and abuse laws, principally designed to ensure that claims for payment to be made with public funds are complete, accurate and fully comply with all applicable program rules.
      The civil monetary penalty provisions are triggered by violations of numerous rules under the Medicare statute, including the filing of a false or fraudulent claim and billing in excess of the amount permitted to be charged for a particular item or service. Violations may also result in suspension of payments, exclusion from the Medicare and Medicaid programs, as well as other federal health care benefit programs, or forfeiture of assets.
      In addition to the statutes described above, other criminal statutes may be applicable to conduct that is found to violate any of the statutes described above.
Health Care Reform
      Health care reform is considered by many countries to be a national priority. In the U.S., members of Congress from both parties and officials from the executive branch continue to consider many health care proposals, some of which are comprehensive and far-reaching in nature. Several states are also currently considering health care proposals. We cannot predict what additional action, if any, the federal government or any state may ultimately take with respect to health care reform or when any such action will be taken. But with the recent change in the majority party in Congress and several high profile state-based proposals currently under consideration, chances for major changes in the health care industry in the U.S. are more likely now than in the recent past. Such health care reform may bring radical changes in the financing and regulation of the health care industry, which could have a material adverse effect on our business and the results of our operations.

Employees
      At September 30, 2007, we had 60,625 employees (full-time equivalents), as compared to 56,803 at December 31, 2006, 47,521 at December 31, 2005 and, 44,526 at December 31, 2004. The following table shows the number of employees by segment and our major category of activities for the last three fiscal years.

	2006	2005	2004

North America
Dialysis Care	31,431	24,737	23,389
Dialysis Products	6,110	5,392	5,229

	37,541	30,129	28,618

International
Dialysis Care	11,663	10,626	9,608
Dialysis Products	7,599	6,766	6,300

	19,262	17,392	15,908

Total Company	56,803	47,521	44,526

      We are members of the Chemical Industry Employers Association for most sites in Germany and we are bound by union agreements negotiated with the respective union representatives in those sites. We generally apply the principles of that association and the related union agreements for those sites where we are not members. We are also party to additional shop agreements negotiated with works councils at individual facilities that relate to those facilities. In addition, approximately 3% of our U.S. employees are covered by collective bargaining agreements. During the last three fiscal years, we have not suffered any labor-related work disruptions.

Our Organizational Structure
      The following chart shows our organizational structure and our significant subsidiaries. Fresenius Medical Care Holdings, Inc. conducts its business as “Fresenius Medical Care North America.”
Property
      The table below describes our principal facilities. We do not own the land and buildings comprising our principal facilities in Germany. Rather, we lease those facilities on a long-term basis from Fresenius SE or one of its affiliates. This lease is described under “Management — Related Party Transactions — Real Property Lease.”

		Currently
		Owned
	Floor Area	or Leased
	(Approximate	by Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Bad Homburg, Germany	15,646	leased	December 2016	Corporate headquarters and administration
St. Wendel, Germany	58,767	leased	December 2016	Manufacture of polysulfone membranes, dialyzers and peritoneal dialysis solutions; research and development
Schweinfurt, Germany	24,900	leased	December 2016	Manufacture of hemodialysis machines and peritoneal dialysis cyclers; research and development

		Currently
		Owned
	Floor Area	or Leased
	(Approximate	by Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Bad Homburg (OE)	10,304	leased	December 2016	Manufacture of hemodialysis concentrate solutions/ Technical Services/ Logistics services Amgen
Darmstadt	21,597	leased	November 2010	Regional Distribution Center Central Europe
Gernsheim, Germany	32,307	leased	December 2009	Regional Distribution A4/WE/AP/LA
Palazzo Pignano, Italy	19,990	owned		Manufacture of bloodlines and tubing
L’Arbresle, France	13,524	owned		Manufacture of polysulfone dialyzers, special filters and dry hemodialysis concentrates
Nottinghamshire, UK	5,110	owned		Manufacture of hemodialysis concentrate solutions
Vrsac, Serbia	2,642	owned		Production area, Laboratory, lobby, maintenance, administration, logistics
Barcelona, Spain	2,000	owned		Manufacture of hemodialysis concentrate solutions
Antalya, Turkey	8,676	leased	December 2022	Manufacture of bloodlines
Casablanca, Morocco	2,823	owned		Manufacture of hemodialysis concentrate solutions
Guadalajara, México	26,984	owned		Manufacture of peritoneal dialysis bags
Buenos Aires, Argentina	10,500	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, bloodlines and desinfectants
São Paulo, Brazil	8,566	owned		Manufacture of hemodialysis concentrate solutions, dry hemodialysis concentrates, peritoneal dialysis bags, intravenous solutions bags, peritoneal dialysis and blood lines sets
Bogotá, Colombia	11,825	owned		Manufacture of hemodialysis concentrate solutions, peritoneal dialysis bags, intravenous solutions, administration
Valencia, Venezuela	3,562	leased	May 2008	Head Office and Warehouse
Hong Kong	3,588	leased	November 2007 — November 2009	various leases of Warehouse facility
Smithfield, Australia	5,350	owned		Manufacture of hemodialysis concentrate
Altona VIC, Australia	2,400	leased	May 2009	Warehouse
Yongin, South Korea	2,645	leased	December 2009	Warehouse
Seoul, South Korea	1,925	leased	January 2012	Administration
Oita, Japan (Inukai Plant)	30,647	owned		Manufacture of polysulfone filters
Oita, Japan	7,925	owned		Warehouse and Building
Fukuoka, Japan (Buzen Plant)	37,092	owned		Manufacture of peritoneal dialysis bags
Saga, Japan	4,972	leased	March 2010	Warehouse
Waltham, Massachusetts	19,045	leased	April 2017 — July 2017 with a 10 year renewal and a second 5 year renewal option	Corporate headquarters and administration — North America
Lexington, Massachusetts	1,883	leased	December 2007	Corporate/FMS administration — North America
Lexington, Massachusetts	6,425	leased	October 2012 with 5 year renewal option	IT headquarters and administration — North America
Nashville, Tennessee	3,053	leased	April 2009	IT administration

		Currently
		Owned
	Floor Area	or Leased
	(Approximate	by Fresenius	Lease
Location	Square Meters)	Medical Care	Expiration	Use

Walnut Creek, California	9,522	leased	June 2012 with 5-year renewal option	Manufacture of Hemodialysis machines and peritoneal dialysis cyclers; research and development; warehouse space
Ogden, Utah	63,639	owned		Manufacture polysulfone membranes and dialyzers and peritoneal dialysis solutions; research and development
Ogden, Utah	13,008	leased	December 2010	Warehouse
Ogden, Utah	2,072	leased	December 2007	Warehouse
Oregon, Ohio	13,934	leased	April 2019	Manufacture of liquid hemodialysis concentrate solutions
Perrysburg, Ohio	3,252	leased	August 2008	Manufacture of dry hemodialysis concentrates
Livingston, California	3,716	leased	October 2011 with a 5-year renewal option	Manufacture and distribution of liquid hemodialysis concentrates and resupply
Freemont, California	6,645	leased	August 2007 with 2-year renewal option	Clinical laboratory testing — 3 Buildings
Rockleigh, New Jersey	9,727	leased	May 2012	Clinical laboratory testing
Irving, Texas	6,506	leased	December 2010	Manufacture of liquid hemodialysis solution
Reynosa, Mexico	13,936	leased	June 2013	Manufacture of bloodlines
Reynosa, Mexico	4,645	owned		Warehouse
Redmond, Washington	1,944	leased	December 2008	Manufacture of Prosorba Columns
Province of Quebec, Canada	1,914	leased	April 2012	Plant Building #1 — Manufacture of dry and liquid concentrates
      We lease most of our dialysis clinics, manufacturing, laboratory, warehousing and distribution and administrative and sales facilities in the U.S. and foreign countries on terms which we believe are customary in the industry. We own those dialysis clinics and manufacturing facilities that we do not lease.
Legal Proceedings
Commercial Litigation
      The Company was originally formed as a result of a series of transactions it completed pursuant to the Agreement and Plan of Reorganization (the “Merger”) dated as of February 4, 1996, by and between W.R. Grace & Co. and Fresenius AG. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care (“NMC”), which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.
      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.
      In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11

Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co.-related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. final bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000,000 to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.
      On April 4, 2003, FMCH filed a suit in the U.S. District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgement in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art. On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and retry certain aspects of the case. On October 29, 2007, the jury in the retrial found FMCH liable to Baxter for damages of $14.3 million. We intend to appeal the court’s rulings that set aside the original jury verdict in favor of FMCH. An adverse judgment in any new trial could have a material adverse impact on our business, financial condition and results of operations.
      Fresenius Medical Care AG & Co. KGaA’s Australian subsidiary, Fresenius Medical Care Australia Pty Limited (hereinafter referred to as “Fresenius Medical Care Australia”) and Gambro Pty Limited and Gambro AB (hereinafter referred to as “the Gambro Group”) are in litigation regarding infringement and damages with respect to the Gambro AB patent protecting intellectual property in relation to a system for preparation of dialysis or replacement fluid, the Gambro Bicart device in Australia (“the Gambro Patent”). As a result of the commercialization of a system for the preparation of dialysis fluid based on the Fresenius Medical Care Bibag device in Australia, the Australian courts concluded that Fresenius Medical Care Australia infringed the Gambro Patent. The parties are still in legal dispute with respect to the issue of potential damages related to the patent infringement. As the infringement proceedings have solely been brought in the Australian jurisdiction any potential damages to be paid by Fresenius Medical Care Australia will be limited to the potential losses of the Gambro Group caused by the patent infringement in Australia.
Other Litigation and Potential Exposures
      RCG has been named as a nominal defendant in a second amended complaint filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville against former officers and directors of RCG which purports to constitute a class action and derivative action relating to alleged unlawful actions and breaches of fiduciary duty in connection with the RCG Acquisition and in connection with alleged improper backdating and/or timing of stock option grants. The amended complaint is styled Indiana State District Council of Laborers and Hod Carriers Pension Fund, on behalf of itself and all others similarly situated and derivatively on behalf of RCG, Plaintiff, vs. RCG, Gary Brukardt, William P. Johnston, Harry R. Jacobson, Joseph C. Hutts, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray, Peter J. Grua, C. Thomas

Smith, Ronald Hinds, Raymond Hakim and R. Dirk Allison, Defendants. The complaint sought damages against former officers and directors and does not state a claim for money damages directly against RCG. On August 27, 2007, the suit was dismissed by the trial court without leave to amend. Plaintiff subsequently appealed and the matter remains pending in the appellate court of Tennessee.
      FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received a subpoena from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. FMCH received its subpoena in April 2005. RCG received its subpoena in August 2005. The subpoenas require production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures, anemia management programs, RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. The Office of the Inspector General of the U.S. Department of Health and Human Services and the U.S. Attorney’s office for the Eastern District of Texas have also confirmed that they are participating in the review of the anemia management program issues raised by the U.S. Attorney’s office for the Eastern District of Missouri. On July 17, 2007, the U.S. Attorney’s office filed a civil complaint against RCG and FMCH in its capacity as RCG’s current corporate parent in United States District Court, Eastern District of Missouri. The complaint seeks monetary damages and penalties with respect to issues arising out of the operation of RCG’s Method II supply company through 2005, prior to the date of FMCH’s acquisition of RCG. The complaint is styled United States of America ex rel. Julie Williams et al. vs. Renal Care Group, Renal Care Group Supply Company and FMCH. The Company believes that RCG’s operation of its Method II supply company was in compliance with applicable law and will defend any litigation vigorously. We will continue to cooperate in the ongoing investigation. An adverse determination in this investigation or litigation or any settlement arising out of this investigation or litigation could result in significant financial penalties, and any adverse determination in any litigation arising out of the investigation could have a material adverse effect on the Company’s business, financial condition and results of operations.
      In October 2004, FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. The Company is cooperating with the government’s requests for information. While the Company believes that it has complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition, and results of operations.
      In May 2006, RCG received a subpoena from the U.S. Department of Justice, Southern District of New York in connection with an investigation into RCG’s administration of its stock option programs and practices, including the procedure under which the exercise price was established for certain of the option grants. The subpoena requires production of a broad range of documents relating to the RCG stock option program prior to the RCG Acquisition. The Company is cooperating with the government’s requests for information. The outcome and impact of this investigation cannot be predicted at this time.
      In August 2007, the Sheet Metal Workers National Pension Fund filed a complaint in the United States District Court for the Central District of California, Western Division (Los Angeles), alleging that Amgen, Inc., the Company and Davita Inc., marketed Amgen’s products, Epogen® and Aranesp®, to hemodialysis patients for uses not approved by the FDA and thereby caused a putative class of commercial insurers to pay for unnecessary prescriptions for these products. We intend to contest and defend this litigation vigorously. An adverse determination in this litigation could have a material adverse effect on the Company’s business, financial condition and results of operation.
      From time to time, the Company is a party to or may be threatened with other litigation, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.

      The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Law, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as the Company’s corporate integrity agreement with the U.S. federal government, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.
      The Company operates many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Law and the False Claims Act, among other laws.
      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.
      The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.

Accrued Special Charge for Legal Matters
      At December 31, 2001, the Company recorded a pre-tax special charge of $258,159,000 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115,000,000 payment under the Settlement Agreement, all other matters included in the special charge have been resolved. While the Company believes that its remaining accrual reasonably estimates its currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

MANAGEMENT
Directors and senior management
General
      As a partnership limited by shares, under the German Stock Corporation Act, our corporate bodies are our general partner, our supervisory board and our general meeting of shareholders. Our sole general partner is Fresenius Medical Care Management AG (“Management AG”), a wholly-owned subsidiary of Fresenius SE. Management AG is required to devote itself exclusively to the management of Fresenius Medical Care AG & Co. KGaA.
      The general partner has a Supervisory Board (the “Supervisory Board”) and a Management Board (the “Management Board”). These two boards are separate and no individual may simultaneously be a member of both boards.
The General Partner’s Supervisory Board
      The Supervisory Board of Management AG consists of six members who are elected by Fresenius SE as the sole shareholder of Management AG. Pursuant to pooling agreements for the benefit of the public holders of our ordinary shares and the holders of our preference shares, at least one-third (but no fewer than two) of the members of the general partner’s Supervisory Board are required to be independent directors as defined in the pooling agreements, i.e., persons with no substantial business or professional relationship with us, Fresenius SE, the general partner, or any affiliate of any of them.
      Each of the members of the general partner’s Supervisory Board was also a member of the supervisory board of FMC-AG at the time of registration of the transformation of legal form. Their terms of office as members of the Supervisory Board of Management AG will expire at the end of the general meeting of shareholders of FMC-AG & Co. KGaA in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which the Management AG supervisory board member was elected by Fresenius SE, but not counting the fiscal year in which such member’s term begins. Members of the general partner’s Supervisory Board may be removed only by a resolution of Fresenius SE, as sole shareholder of the general partner. Neither our shareholders nor the separate supervisory board of FMC-AG & Co. KGaA has any influence on the appointment of the Supervisory Board of the general partner.
      The general partner’s Supervisory Board ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock. The principal function of the general partner’s Supervisory Board is to appoint and to supervise the general partner’s Management Board in its management of the Company, and to approve mid-term planning, dividend payments and matters which are not in the ordinary course of business and are of fundamental importance to us.
      The table below provides the names of the members of the Supervisory Board of Management AG and their ages as of December 31, 2006. All of the persons listed below, except for Dr. Schneider, are also members of the Supervisory Board of FMC-AG & Co. KGaA.

Age as of
December 31,
Name	2006

Dr. Ulf M. Schneider, Chairman	41
Dr. Dieter Schenk, Deputy Chairman	54
Dr. Gerd Krick(1)	68
Walter L. Weisman(1)(2)	71
John Gerhard Kringel(1)(2)	67
William P. Johnston(1)(2) (since August 30, 2006)	62
Prof. Dr. Bernd Fahrholz(1) (until August 30, 2006)	59

(1)	Members of the Audit Committee

(2)	Independent director for purposes of our pooling agreement

     Dr. ULF M. SCHNEIDER has been Chairman of the Supervisory Board of Management AG since April 15, 2005. He was member of the Fresenius Medical Care AG Supervisory Board from May 2004 and Chairman of the Supervisory Board until the effective date of the transformation when he resigned as a result of the Company’s transformation to a KGaA. He was Chief Financial Officer of FMC-AG from November 2001 until May 2003. On March 7, 2003, Dr. Schneider announced his resignation from the FMC-AG Management Board to become Chairman of the Management Board of Fresenius AG, effective May 28, 2003. Previously he was Group Finance Director for Gehe UK plc., a pharmaceutical wholesale and retail distributor, in Coventry, United Kingdom. He has held several senior executive and financial positions since 1989 with Gehe’s majority shareholder, Franz Haniel & Cie. GmbH, Duisburg, a diversified German multinational company. Dr. Schneider is Chairman of the Supervisory Board of Fresenius Kabi AG, HELIOS Kliniken GmbH, Eufets AG and Fresenius Medical Care Groupe France S.A.S., France. He is member of the Supervisory Board of Fresenius Kabi Austria GmbH, Austria, Fresenius Kabi Espana S.A., Spain and Fresenius HemoCare Nederlands B.V., Netherlands. Dr. Schneider is member of the Board of Directors of FHC (Holdings), Ltd., Great Britain.
      DR. DIETER SCHENK has been a member of the Supervisory Board of Management AG since April 8, 2005 and Vice Chairman of the Supervisory Board of Management AG since April 15, 2005 and was Vice Chairman of the Supervisory Board of FMC-AG from 1996 until the transformation of legal form. He is also a member/ Vice Chairman of the Supervisory Board of FMC-AG & Co. KGaA. He is an attorney and tax advisor and has been a partner in the law firm of Nörr Stiefenhofer Lutz since 1986. Dr. Schenk is also a member of the Supervisory Board of Fresenius SE. He also serves as a member and chairman of the Supervisory Board of Gabor Shoes AG, a member and vice-chairman of the Supervisory Board of Greiffenberger AG and a member and chairman of the Supervisory Board of TOPTICA Photonics AG.
      DR. GERD KRICK has been a member of the Supervisory Board of Management AG since December 28, 2005 and was Chairman of the Supervisory Board of FMC-AG from January 1, 1998 until the transformation of legal form. He is also Chairman of the Supervisory Board of FMC-AG & Co. KGaA and member of the Supervisory Board of Fresenius SE. He was Chairman of the Fresenius AG Management Board from 1992 to May 2003 at which time he became chairman of its Supervisory Board. Prior to 1992, he was a Director of the Medical Systems Division of Fresenius AG and Deputy Chairman of the Fresenius AG Management Board. From September 1996 until December 1997, Dr. Krick was Chairman of the Management Board of FMC-AG. Dr. Krick is a member of the Board of Directors of Adelphi Capital Europe Fund, of the Supervisory Board of Allianz Private Krankenversicherungs AG, of the Advisory Board of HDI Haftpflichtverband der deutschen Industrie V.a.G. and of the Board of Trustees of the Danube University, Krems until April 30, 2006. He is also the Chairman of the Supervisory Board of Vamed AG.
      JOHN GERHARD KRINGEL has been a member of the Supervisory Board of Management AG since December 28, 2005 and was a member of the Supervisory Board of FMC-AG from October 20, 2004, when his appointment to fill a vacancy was approved by the local court, until the transformation of legal form. His election to the Supervisory Board was approved by the shareholders of FMC-AG at the Annual General Meeting held May 24, 2005. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He has the following other mandates: Natures View, LLC, Alpenglow Development, LLC, Justice, LLC and River Walk, LLC. Mr. Kringel spent 18 years with Abbott Laboratories prior to his retirement as Senior Vice President, Hospital Products, in 1998. Prior to Abbot Laboratories, he spent three years as Executive Vice President of American Optical Corporation, a subsidiary of Warner Lambert Co. and ten years in the U.S. Medical Division of Corning Glassworks. He is Advisory Board member of Visionary Medical Device Fund.
      Dr. WALTER L. WEISMAN has been a member of the Supervisory Board of Management AG since December 28, 2005 and was a member of the Supervisory Board of FMC-AG from 1996 until the transformation of legal form. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He is a private investor and a former Chairman and Chief Executive Officer of American Medical International, Inc. Mr. Weisman is on the board of Maguire Properties, Inc. (Vice-Chairman), and Occidental Petroleum Corporation. He is Vice-Chairman of the Board of Trustees for the California Institute of Technology, life trustee and past Chairman of the Board of Trustees of the Los Angeles County Museum of Art, Chairman of the Board of Trustees of the Sundance Institute, and Deputy Chairman of the Board of Trustees of the Samuel H. Kress Foundation.

      WILLIAM P. JOHNSTON has been a member of the Supervisory Board of Management AG since August 30, 2006. He was the former Chairman of the Board of Directors of Renal Care Group, Inc. Mr. Johnston is a Senior Advisor of The Carlyle Group since June 2006. He is also a member of the Board of Directors, the Chairman of the Compliance Committee and member of the audit committee of The Hartford Mutual Funds, Inc. since May 2006. He is a member of the Board of Directors and Audit Committee of Multiplan, Inc. from July 2006. Mr. Johnston is a member of the Board of Directors and the Investment Committee of Georgia O’Keeffe Museum.
      PROF. DR. BERND FAHRHOLZ has been a member of the Supervisory Board of Management AG since April 8, 2005 until August 30, 2006 and was a member of the Supervisory Board of FMC-AG from 1998 until the transformation of legal form. He is also a member of the Supervisory Board of FMC-AG & Co. KGaA. He is partner in the law firm of Dewey & Le Boeuf, LLP, and from 2004 until September 30, 2005 was a partner in the law firm of Nörr Stiefenhofer Lutz. He was a member of the Management Board of Dresdner Bank AG since 1998 and was Chairman from April 2000 until he resigned in March of 2003. He also served as the deputy chairman of the Management Board of Allianz AG and chairman of the Supervisory Board of Advance Holding AG until March 25, 2003. He served on the Supervisory Boards of BMW AG until May 13, 2004 and Heidelberg Cement AG until May 6, 2004. Prof. Fahrholz is Chairman of the Supervisory Board of SMARTRAC N.V. and member of the Supervisory Board of Finanzhaus Rothmann AG.
The General Partner’s Management Board
      Each member of the Management Board of Management AG is appointed by the Supervisory Board of Management AG for a maximum term of five years and is eligible for reappointment thereafter. Their terms expire in the years listed below.
      The table below provides names, positions and terms of office of the members of the Management Board of Management AG and their ages as of December 31, 2006. Each of the members of the general partner’s Management Board listed below held the same position on the Management Board of Fresenius Medical Care AG until the transformation of legal form.

	Age as of		Year
	Dec 31,		Term
Name	2006	Position	Expires

Dr. Ben J. Lipps	66	Chairman of the Management Board, Chief Executive Officer of FMC-AG & Co. KGaA	2008
Roberto Fusté	54	Chief Executive Officer for Asia Pacific	2011
Dr. Emanuele Gatti	51	Chief Executive Officer for Europe, Middle East, Africa and Latin America	2010
Lawrence Rosen	49	Chief Financial Officer	2011
Dr. Rainer Runte	47	General Counsel and Chief Compliance Officer	2010
Rice Powell	51	Co-Chief Executive Officer, Fresenius Medical Care North America and President Products & Hospital Group	2011
Mats Wahlstrom	52	Co-Chief Executive Officer, Fresenius Medical Care North America and President Fresenius Medical Services North America	2011
      DR. BEN J. LIPPS became Chairman of the Management Board of Management AG and Chief Executive Officer of the Company on December 21, 2005. He held such positions in FMC-AG from May 1, 1999 until the transformation of legal form and was Vice Chairman of the Management Board from September until May 1999. He was Chief Executive Officer of Fresenius Medical Care North America until February 2004. He was President, Chief Executive Officer, Chief Operating Officer and a director of Fresenius USA from October 1989 through February 2004, and served in various capacities with Fresenius USA’s predecessor from 1985 through 1989. He has been active in the field of dialysis for more than 35 years. After earning his master’s and doctoral degrees at the Massachusetts Institute of Technology in chemical engineering, Dr. Lipps led the research team that developed the first commercial Hollow Fiber Artificial Kidney at the end of the 1960s. With that, the successful development of the artificial kidney — the dialyzer — commenced. Before joining the Fresenius group in 1985, Dr. Lipps held several research management positions, among them with DOW Chemical.
      DR. EMANUELE GATTI became a member of the Management Board of Management AG and Chief Executive Officer for Europe, Latin America, Middle East and Africa on December 21, 2005. He held such positions in FMC-AG from May 1997 until the transformation of legal form. After completing his studies in bioengineering, Dr. Gatti lectured at several biomedical institutions. He continues to be involved in comprehensive research and development activities focusing on dialysis and blood purification, biomedical signal analysis, medical device safety and health care economics. Dr. Gatti has been with the company since 1989. Before being appointed to the Management Board in 1997, he was responsible for the dialysis business in Southern Europe.
      ROBERTO FUSTÉ became a member of the Management Board of Management AG and Chief Executive Officer for Asia-Pacific on December 21, 2005. He held such positions in FMC-AG from January 1, 1999 until the transformation of legal form. After finishing his studies in economic sciences at the University of Valencia, he founded the company Nephrocontrol S.A. in 1983. In 1991, Nephrocontrol was acquired by the Fresenius Group, where Mr. Fusté has since worked. Before being appointed to the Management Board of FMC-AG in 1999, Mr. Fusté held several senior positions within the company in Europe and the Asia-Pacific region.
      DR. RAINER RUNTE became a member of the Management Board of Management AG and General Counsel and Chief Compliance Office on December 21, 2005. He was a member of the Management Board for Law & Compliance of FMC-AG from January 1, 2004 until the transformation of legal form, and has worked for the Fresenius group for 14 years. Previously he served as scientific assistant to the law department of the Johann Wolfgang Goethe University in Frankfurt and as an attorney in a law firm specialized in economic law. Dr. Runte took the position as Senior Vice President for Law of Fresenius Medical Care in 1997 and was appointed as deputy member of the Management Board in 2002.
      LAWRENCE A. ROSEN became a member of the Management Board of Management AG and Chief Financial Officer on April 8, 2005. He held such positions in FMC-AG from November 1, 2003 until the transformation of legal form. Prior to that, he worked for Aventis S.A., Strasbourg, France, and its predecessor companies, including Hoechst AG, beginning in 1984. His last position was Group Senior Vice President for Corporate Finance and Treasury. He holds a Masters of Business Administration (MBA) from the University of Michigan and a Bachelor of Science in Economics from the State University of New York at Brockport.
      RICE POWELL became a member of the Management Board of Management AG on December 21, 2005. He was a member of the Management Board of FMC-AG from February 2004 until the transformation of legal form and is Co-Chief Executive Officer of Fresenius Medical Care North America. He is also a member of the Management Board for the Products & Hospital Group of Fresenius Medical Care in North America. Since 1997 he has been the President of Renal Products division of Fresenius Medical Care in North America including the Extracorporal Therapy and Laboratory Services. He has more than 25 years of experience in the health care industry. From 1978 to 1996 he held various positions within Baxter International Inc. (USA), Biogen Inc. (USA) and Ergo Sciences Inc. (USA).
      MATS WAHLSTROM became a member of the Management Board of Management AG on December 21, 2005. He was member of the Management Board of FMC-AG from February 2004 until the transformation of legal form and is Co-Chief Executive Officer of Fresenius Medical Care North America. He has nearly 20 years of experience in the renal field. From 1983 to 1999, Mats Wahlstrom held various positions at Gambro AB (Sweden), including President and CEO of Gambro in North America as well as CFO of the Gambro Group. In November 2002 he joined Fresenius Medical Care as President of Fresenius Medical Care’s services division in North America.
      The business address of all members of our Management Board and Supervisory Board is Else-Kröner-Strasse 1, 61352 Bad Homburg, Germany.

The Supervisory Board of FMC-AG & Co. KGaA
      The Supervisory Board of FMC-AG & Co. KGaA consists of six members who are elected by the shareholders of FMC-AG & Co. KGaA in a general meeting. Fresenius SE, as the sole shareholder of Management AG, the general partner, is barred from voting for election of the Supervisory Board of FMC-AG & Co. KGaA but will, nevertheless retain significant influence over the membership of the FMC-AG & Co. KGaA Supervisory Board in the foreseeable future.
      The current Supervisory Board of FMC-AG & Co. KGaA consists of six persons, five of whom are also members of the Supervisory Board of our General Partner. For information regarding the names, ages, terms of office and business experience of those members of the Supervisory Board of FMC-AG & Co. KGaA, see “The General Partner’s Supervisory Board,” above. Their terms of office as members of the Supervisory Board of FMC-AG KGaA will expire at the end of the general meeting of shareholders of FMC-AG KGaA, in which the shareholders discharge the Supervisory Board for the fourth fiscal year following the year in which they were elected, but not counting the fiscal year in which such member’s term begins. Members of the FMC-AG & Co. KGaA Supervisory Board may be removed only by a resolution of the shareholder of FMC-AG & Co. KGaA with a majority of three quarters of the votes cast at such general meeting. Fresenius SE is barred from voting on such resolutions. The Supervisory Board of FMC-AG & Co. KGaA ordinarily acts by simple majority vote and the Chairman has a tie-breaking vote in case of any deadlock.
      The principal functions of the Supervisory Board of FMC-AG & Co. KGaA are to oversee the management of the Company but, in this function, the supervisory board of a partnership limited by shares has less power and scope for influence than the supervisory board of a stock corporation. The Supervisory Board of FMC-AG & Co. KGaA is not entitled to appoint the general partner or its executive bodies, nor may it subject the general partner’s management measures to its consent or issue rules of procedure for the general partner. Only the Supervisory Board of Management AG, elected solely by Fresenius SE, has the authority to appoint or remove members of the general partner’s Management Board. Among other matters, the Supervisory Board of FMC-AG & Co. KGaA will, together with the general partner, fix the agenda for the annual general meeting and make recommendations with respect to approval of the Company’s annual financial statements and dividend proposals. The Supervisory Board of FMC-AG & Co. KGaA will also propose nominees for election as members of its Supervisory Board and propose the Company’s auditors for approval by shareholders.
Significant Shareholders
Security Ownership of Certain Beneficial Owners of the Company
      Our outstanding share capital consists of ordinary shares and non-voting preference shares that are issued only in bearer form. Accordingly, unless we receive information regarding acquisitions of our shares through a filing with the Securities and Exchange Commission or through the German statutory requirements referred to below, we have no way of determining who our shareholders are or how many shares any particular shareholder owns except as described below with respect to our shares held in American Depository Receipt (“ADR”) form. Because we are a foreign private issuer under the rules of the Securities and Exchange Commission, our directors and officers are not required to report their ownership of our equity securities or their transactions in our equity securities pursuant to Section 16 of the Exchange Act. Under the German Securities Exchange Law (Wertpapierhandelsgesetz), however, persons who discharge managerial responsibilities within an issuer of shares are obliged to notify the issuer and the German Federal Financial Supervisory Authority of their own transactions in shares of the issuer. This obligation also applies to persons who are closely associated with the persons discharging managerial responsibility. Additionally, holders of voting securities of a German company listed on the official market (amtlicher Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of the level of their holding whenever such holding reaches, exceeds or falls below certain thresholds, which have been set at 3%, 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of a company’s outstanding voting rights. The relevant thresholds and the notification obligations also apply to option agreements (excluding the 3% threshold).
      We have been informed that as of December 31, 2006, Fresenius SE owned 36.6% of our ordinary shares. JPMorgan Chase Bank, our former ADR depositary, informed us, that as of December 29, 2006, 17,417,196 ordinary ADSs, each representing one ordinary share (giving effect to our 3 for 1 share split) were held of record by 5,645 U.S. holders and there were 141,216 preference ADSs, each representing one preference share (after giving effect to the share split), held of record by one U.S. holder.
Security, Ownership of Management
      As of December 31, 2006, no member of the general partner’s Supervisory Board or the general partner’s Management Board beneficially owned 1% or more of our outstanding ordinary shares or our outstanding preference shares. At December 31, 2006, Management Board members of the general partner held options to acquire 1,644,591 ordinary shares of which options to purchase 966,564 ordinary shares were exercisable at a weighted average exercise price of €18.36. (Share amounts and the exercise price give effect to our 3 for 1 share split.) Those options expire at various dates between 2008 and 2014.
Security Ownership of Certain Beneficial Owners of Fresenius SE
      Fresenius SE’s share capital consists of ordinary shares and non-voting preference shares. Both classes of shares are issued only in bearer form. Accordingly, Fresenius SE has no way of determining who its shareholders are or how many shares any particular shareholder owns. However, under the German Securities Exchange Law, holders of voting securities of a German company listed on the official market (amtlicher Markt) of a German stock exchange or a corresponding trading segment of a stock exchange within the European Union are obligated to notify the company of certain levels of holdings, as described above.
      Based on the most recent information available, Else Kröner-Fresenius-Stiftung owns approximately 60% of the Fresenius SE ordinary shares. According to Allianz Lebensversicherungs AG, they hold between 5% to 10% of the Fresenius SE ordinary shares.
Management Compensation
      On June 15, 2007, we implemented a 3 for 1 stock split of both our ordinary and preference shares, as approved by our shareholders in the Annual General Meeting held on May 15, 2007. In the compensation report appearing below, all share and per share amounts reflect the stock split.
Compensation of the Management Board of Management AG
      The following compensation report of Fresenius Medical Care AG & Co. KGaA is reproduced from our Annual Report on Form 20-F/A for the year ended December 31, 2006. The report summarizes the principles applied to the determination of the compensation of the management board members of Fresenius Medical Care Management AG as general partner of Fresenius Medical Care AG & Co. KGaA and explains the amount and structure of the management board compensation.
      The compensation report is based mainly on the recommendations of the German Corporate Governance Code and also provides the information which is part of the notes (§ 285 German Commercial Code) and the consolidated notes (§ 314 German Commercial Code) or the management report (§ 289 German Commercial Code) and the consolidated management report (§ 315 German Commercial Code) according to the German Act on the Disclosure of Management Board Compensation.
Compensation Report of the Management Board
      The basis for the compensation of the management board was, in its structure and amount, determined by the supervisory board of Fresenius Medical Care Management AG.
      The objective of the compensation system is to enable the members of the management board to participate in the development of the business in accordance with their tasks and performance and the successes in the structuring of the financial and economic situation of the company taking account of its comparable environment.

      The compensation of the management board is, as a whole, performance oriented and consists in the fiscal year 2006 of three elements:

•	non-performance-related compensation (basic salary)

•	performance-related compensation (variable bonus)

•	long-term incentive elements (stock options, convertible bonds)
      Furthermore, in the period under report, there are valid pension commitments applicable to two members of the management board.
      The composition of the individual elements is as follows:
      The non-performance-related compensation was paid in the fiscal year 2006 in twelve monthly installments as non-performance-related basic salary. In addition, the members of the management board received additional benefits consisting mainly of insurance premiums, the private use of company cars, special payments such as foreign supplements, rent supplements and refunds of charges and contributions to pension and health insurance.
      The performance-related compensation will be granted for the fiscal year 2006 as a variable bonus. The amount of the bonus in each case depends on the achievement of the individual and collective targets. For the total performance-related compensation, the maximum achievable bonus is fixed. The targets are measured on consolidated net income and operating income (EBIT) and cash flow, but are partially subject to a comparison with the previous year’s figures and can for another part be derived from a comparison of budgeted and actually achieved figures. Furthermore, the targets are divided into group level targets and those to be achieved in individual regions. The regional targets also include in some cases special components which are for a three-year-period and therefore only for the fiscal years 2006, 2007 and 2008 and link a special bonus component to the achievement of extraordinary financial targets in connection with special integration measures such as e. g. in connection with the acquisition of Renal Care Group, Inc. in the USA. These special components require an extraordinary increase in earnings. The special bonus component thereby consists in equal parts of cash payments and a share price related compensation based on the company’s ordinary shares. Once the annual targets are achieved, the cash is paid after the end of the respective fiscal year; the share price-related compensation to be granted yearly in these cases is subject to a three-year-vesting-period. The payment of this share price-related compensation corresponds to the share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares on exercise, and is, for that reason, included in the long-term incentive compensation elements.
      For the fiscal year 2006, the amount of the cash compensation of the management board of Fresenius Medical Care Management AG consists of the following:

			Performance	Cash Compensation
	Non-Performance		Related	(without long-term
	Related Compensation		Compensation	incentive components)

	Salary(1), (2)	Other(3)	Bonus(1), (2)
	($000’S)	($000’S)	($000’S)	($000’S)
Dr. Ben Lipps	1,050	189	2,043	3,282
Roberto Fusté	370	221	421	1,012
Dr. Emanuele Gatti	584	48	1,177	1,809
Rice Powell	700	20	1,267	1,987
Lawrence A. Rosen	424	105	935	1,464
Dr. Rainer Runte	414	39	760	1,213
Mats Wahlstrom	800	17	1,448	2,265
Total:	4,342	639	8,051	13,032

(1)	Up to February 9, 2006 payment by Fresenius Medical Care AG.

(2)	From February 9, 2006 payment by Fresenius Medical Care Management AG as general partner in Fresenius Medical Care AG & Co. KGaA.

(3)	Includes, insurance premiums, private use of company cars, contributions to pension and health insurance and other.

     As elements of long-term incentives in the fiscal year 2006, stock options on the basis of the Stock Option Plan 2006 were granted. The principles of the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 implemented newly determined in the year under report, are described in more detail below under the heading “Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006.”
      As of January 1, 2006, there were three employee participation plans secured by conditional capital in the company then still named Fresenius Medical Care AG, which entitled their participants to convertible bonds or stock options. In 2006, no further options could be issued under these plans.
      In the course of the transformation of legal form of Fresenius Medical Care AG into Fresenius Medical Care AG & Co. KGaA, all management board members and each to the full extent exercised their right to convert their convertible bonds and stock options up to that time convertible into non-voting bearer preference shares into those convertible into bearer ordinary shares. A comparable absolute option value was thereby ensured by a conversion formula applied equally for all participants. Accordingly, the convertible bonds and stock options were reduced in number in the same proportion for all participants while, on the other hand, the exercise price for the convertible bonds and stock options converted was increased. Financially, this placed the beneficiaries into the same position as they were without the conversion of the non-voting bearer preference shares into bearer ordinary shares. Because this did not concern the conversion of bearer preference shares into bearer ordinary shares, no conversion premium was payable.
      In connection with the successful employee participation programs of the past fiscal years, Fresenius Medical Care AG & Co. KGaA implemented the above-mentioned stock option plan 2006 in accordance with the approval resolution by the general meeting of May 9, 2006. Under this stock option plan 2006, a total of 2,288,190 stock options were issued in the year under report with effect as of July 31, 2006, 398,400 of which were granted to the members of the management board. At December 4, 2006, the second possible issue date, no stock options were allotted to members of the management board.
      For the fiscal year 2006, the number and value of stock options issued and the value of the share price-related compensation is shown in the following table:

	Components with
	Long-term Incentive Effect

			Share-price
			Related
	Stock Options		Compensation

		Value	Value
	Number	($000’s)	($000’s)
Dr. Ben Lipps	99,600	1,237	993
Roberto Fusté	49,800	619	0
Dr. Emanuele Gatti	49,800	619	360
Rice Powell	49,800	619	568
Lawrence A. Rosen	49,800	619	401
Dr. Rainer Runte	49,800	619	392
Mats Wahlstrom	49,800	619	648
Total:	398,400	4,951	3,362
      The values of the stock options granted to members of the management board in the financial year 2006 stated above correspond to their fair value at the time of their having been granted, namely a value of $13.03 (€9.89) per stock option. The exercise price for the stock options granted is $40.16 (€30.49).
      At the end of the fiscal year 2006, the members of the management board held a total of 1,644,591 stock options.
      On the basis of the financial targets achieved in the fiscal year 2006, rights to share price-related compensation at a value of a total of $3,362,000 were earned. The number of shares will be determined by the supervisory board on the basis of the current share price.

      The components with long-term incentive effect can be exercised only after the expiry of the vesting period. The value is recognized over the vesting period as expense in the respective fiscal year. The expenses attributable to the fiscal year 2006 are stated in the following table and are included in the overall compensation of the management board of Fresenius Medical Care Management AG.

	Cash Compensation	Expenses 2006 for	Compensation (including
	(without long-term	Long-term Incentive	Long-term Incentive
	incentive components)	Components	Components) Total

Dr. Ben Lipps	3,282	483	3,765
Roberto Fusté	1,012	265	1,277
Dr. Emanuele Gatti	1,809	265	2,074
Rice Powell	1,987	224	2,211
Lawrence A. Rosen	1,464	246	1,710
Dr. Rainer Runte	1,213	264	1,477
Mats Wahlstrom	2,265	278	2,543
Total:	13,032	2,025	15,057
      The non-performance-related compensation elements and the basic structures of the performance-related compensation elements are agreed in the service agreements with the individual management board members. The stock options are granted by the supervisory board on a yearly basis.
Commitments to Members of the Management Board for the Event of the Ending of their Appointment
      There are individual contractual pension commitments for the management board members Dr. Emanuele Gatti and Lawrence A. Rosen. With regard to these pension commitments, Fresenius Medical Care as of December 31, 2006 had pension obligations of $1,699,000. The additions related to the service costs portion of the pension reserves in the year under report amount to $569,000. The pension commitments provide a pension and survivor benefits, depending on the amount of the most recent basic salary, from the 65th year of life, or, in the case of leaving because of professional or occupational incapacity, from the time of leaving active work. The starting percentage of 30% increases with every year of service by 1.5 percentage points, whereby the maximum attainable amount is 45%. 30% of the gross amount of any later income from an occupation of the management board member is credited against the pension. With the management board member Dr. Ben Lipps an individual agreement exists instead of a pension provision, to the effect that, taking account of a competitive restriction after the ending of the service agreement between him and Fresenius Medical Care Management AG, he can, for a period of ten years, act in a consultative capacity for the Company. The consideration to be granted by Fresenius Medical Care Management AG in return would amount per annum in value to approximately 46% of the non-performance related compensation elements paid to him in the fiscal year 2006.
      The management board members Dr. Emanuele Gatti, Rice Powell and Mats Wahlstrom have been granted benefits (severance payments, calculated on the basis of guaranteed simple annual income, based on the relevant basic salary) by individual agreements for the event that their employment with Fresenius Medical Care Management AG should end. One half of any additional compensation payments which the said management board members would be entitled to in connection with existing post-contractual non-competition agreements would be set-off against these compensation payments. The service agreements of management board members contain no express provisions for the case of a change of control.
Miscellaneous
      In the fiscal year 2006, no loans or advance payments of future compensation components were made to members of the management board of Fresenius Medical Care Management AG. No member of the management board received in the fiscal year 2006 payments or commitments from third parties in relation to his work as management board member.
      Fresenius Medical Care Management AG undertook, to the extent legally admissible, to indemnify the members of the management board against claims against them arising out of their work for the company and its affiliates, if such claims exceed their responsibilities under German law.

      To secure such obligations, the company concluded a Directors’ & Officers’ insurance with an appropriate excess. The indemnity applies for the time in which each member of the management board is in office and for claims in this connection after the ending of the membership of the management board in each case.
Compensation of the Supervisory Board of Fresenius Medical Care & Co KGaA and Supervisory Board of Management AG
      Our Supervisory Board consists of six members, five of whom are also members of the supervisory board of Management AG, our general partner. Management AG has one additional supervisory board member who is not a member of our supervisory board. Each member of our supervisory board is paid an annual retainer fee of $80,000. The Chairman is paid twice that amount and the Deputy Chairman 150% of that amount. Supervisory Board members are reimbursed for their reasonable travel and accommodation expenses, including value added tax, incurred with respect to their duties as Supervisory Board members. Supervisory board members who serve on committees receive an additional retainer of $30,000 per year ($50,000 per year in the case of committee chairs). In accordance with our by-laws, we pay 50% of the fees directly to the board member for the five supervisory board members who are also members of the Management AG board and 100% of the sixth (unaffiliated) member’s compensation directly to him. For the year ended December 31, 2006, we paid $421,000 in the aggregate directly to our board members. In addition, under the management agreement with our general partner, the general partner pays the remaining 50% of the retainer fees of five members of our supervisor board and 100% of the fees payable to its sixth board member (who is unaffiliated with FMC-AG & Co. KGaA or its the Supervisory Board). By agreement, we reimburse Management AG for 100% of all fees it incurs (including compensation paid to the general partner’s supervisory board), which were $382,000 in the aggregate. The aggregate compensation reported above does not include amounts paid as fees for services rendered by certain business or professional entities with which some of the Supervisory Board members are associated.
Options to Purchase Our Securities
      On June 15, 2007, we implemented a 3 for 1 stock split of both our ordinary and preference shares, as approved by our shareholders in the Annual General Meeting held on May 15, 2007. In the discussion below under the heading “Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006,” all share and per share amounts reflect the stock split.
Stock Option and Other Share Based Plans
Incentive plan
      During the fiscal year 2006, Fresenius Medical Care Management AG granted performance related compensation to the members of its management board in the form of a variable bonus. A special bonus component (award) for some of the management board members consists in equal parts of cash payments and a share price related compensation based on Fresenius Medical Care AG & Co. KGaA’s ordinary shares. The amount of the award in each case depends on the achievement of certain performance targets. The targets are measured on operating income and cash flow. These performance targets relate to a three-year-period comprising the fiscal years 2006, 2007 and 2008 only. Once the annual targets are achieved, the cash portion of the award is paid after the end of the respective fiscal year and the share price-related compensation part is granted but subject to a three-year-vesting-period. The payment of the share price-related compensation part corresponds to the share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares on exercise, i.e. at the end of the vesting period, and is also made in cash. The expense incurred under this plan for 2006 was $3,362,000.
Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006
      By resolution of our annual general meeting adopted on May 9, 2006, as amended by resolution adopted on May 15, 2007, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 (the “2006 Plan”) was established with a conditional capital increase up to €15,000,000 subject to the issue of up to 15 million no par value bearer ordinary shares with a nominal value of €1.00 each. Under the 2006 Plan, up to 15 million options can be issued, each of which can be exercised to obtain one ordinary share, with up to three million options designated for members of the Management Board of the General Partner, up to three million options designated for members of management boards of our direct or indirect subsidiaries and up to nine million options designated for our managerial staff members and such affiliates. With respect to participants who are members of the General Partner’s Management Board, its Supervisory Board has sole authority to grant stock options and exercise other decision making powers under the 2006 Plan (including decisions regarding certain adjustments and forfeitures). The General Partner has such authority with respect to all other participants in the 2006 Plan.
      Options under the 2006 Plan can be granted on the last Monday in July and/or the first Monday in December. The exercise price of options granted under the 2006 Plan shall be the average closing price on the Frankfurt Stock Exchange of our ordinary shares during the 30 calendar days immediately prior to each grant date. Options granted under the 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period. The vesting of options granted is subject to satisfaction of success targets measured over a three-year period from the grant date. For each such year, the success target is achieved if our adjusted basic income per ordinary share (“EPS”), as calculated in accordance with the 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with EPS for the year of grant as compared to EPS for the year preceding such grant. Calculation of EPS under the 2006 Plan excludes, among other items, the costs of the transformation of our legal form and the conversion of preference shares into ordinary shares. For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target. The success target for 2006 was met but the options that vested will not be exercisable until expiration of the full 3-year vesting period. Vesting of the portion or portions of a grant for a year or years in which the success target is met does not occur until completion of the entire three-year vesting period. Upon exercise of vested options, we have the right to issue ordinary shares we own or we purchase in the market in place of increasing capital by the issuance of new shares.
      During 2006, we awarded 2,316,840 options, including 398,400 to members of the Management Board of the General Partner, at a weighted average exercise price of $40.23 (€30.54), a weighted average fair value of $13.02 (€9.88) each and a total fair value of $30,158,000, which will be amortized on a straight line basis over the three year vesting period. For information regarding options granted to each member of the general partner’s management board, see “Management Compensation — Compensation Report of the Management Board.”
      Options granted under the 2006 Plan to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the 2006 Plan are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or otherwise disposed of.
      At December 31, 2006, we had awards outstanding under the terms of various stock-based compensation plans, including the 2001 plan. Under the 2001 plan, convertible bonds with a principal of up to €12,000,000 were issued to the members of the Management Board and other employees of the Company representing grants for up to 12 million non-voting Preference shares. The convertible bonds have a par value of €1.00 and bear interest at a rate of 5.5%. Except for the members of the Management Board, eligible employees were able to purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. We have the right to offset our obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options we issued and are not reflected in the consolidated financial statements. The options expire in ten years and one third of each grant can be exercised beginning after two, three or four years from the date of the grant. Bonds issued to Board members who did not issue a note to us are recognized as a liability on our balance sheet.
      Upon issuance of the option, the employees had the right to choose options with or without a stock price target. The conversion price of options subject to a stock price target becomes the stock exchange quoted price of the Preference shares upon the first time the stock exchange quoted price exceeds the initial value by at least 25%. The initial value (“Initial Value”) is the average price of the Preference shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock price target. The conversion price of the options without a stock price target is the Initial Value. Each option entitles the holder thereof, upon payment of the respective conversion price, to acquire one Preference share. Up to 20% of the total amount available for the issuance of awards under the 2001 plan may be issued each year through May 22, 2006. Effective May 2006, no further grants could be issued under the 2001 plan and no options were granted under the 2001 plan during 2006.
      During 1998, we adopted two stock incentive plans (“FMC98 Plan 1” and “FMC98 Plan 2”) for our key management and executive employees. These stock incentive plans were replaced by the 2001 plan and no options have been granted since 2001. Under these plans eligible employees had the right to acquire our Preference shares. Options granted under these plans have a ten-year term, and one third of them vest on each of the second, third and fourth anniversaries of the award date. Each Option can be exercised for one Preference share.
      At December 31, 2006, the Management Board members of the General Partner held 1,644,591 stock options for ordinary shares and employees of the Company held 7,576,977 stock options for ordinary shares with an average remaining contractual life of 6.73 years and 368,091 stock options for preference shares with an average remaining contractual life of 5.52 years with 212,856 exercisable preference options at a weighted average exercise price of $19.04 and 2,877,969 exercisable ordinary options at a weighted average exercise price of $25.95.
Related Party Transactions
      In connection with the formation of Fresenius Medical Care AG, and the combination of the dialysis businesses of Fresenius AG and W.R. Grace & Co. in the second half 1996, Fresenius AG and its affiliates and the Company and its affiliates entered into several agreements for the purpose of giving effect to the merger and defining our ongoing relationship. Fresenius AG and W.R. Grace & Co. negotiated these agreements. The information below summarizes the material aspects of certain agreements, arrangements and transactions between the Company and Fresenius AG and their affiliates. Some of these agreements have been previously filed with the Securities and Exchange Commission. The following descriptions are not complete and are qualified in their entirety by reference to the agreements, copies of which have been filed with the Securities and Exchange Commission and the New York Stock Exchange. We believe that the leases, the supply agreements and the service agreements are no less favorable to us and no more favorable to Fresenius AG than would have been obtained in arm’s-length bargaining between independent parties. The trademark and other intellectual property agreements summarized below were negotiated by Fresenius AG and W.R. Grace & Co., and, taken independently, are not necessarily indicative of market terms.
      Dr. Dieter Schenk, Vice Chairman of the Supervisory Board of our general partner and of the Supervisory Board of FMC-AG & Co. KGaA, is also a member of the Supervisory Board of Fresenius SE, and Dr. Ulf M. Schneider, Chairman of the Supervisory Board of our general partner and a former member of the Supervisory Board of FMC-AG, is Chairman of the Management Board and CEO of Fresenius SE.
      In the discussion below regarding our contractual and other relationships with Fresenius SE:

•	the term “we (or us) and our affiliates” refers only to Fresenius Medical Care AG & Co. KGaA and its subsidiaries; and

•	the term “Fresenius SE and its affiliates” refers only to Fresenius SE and affiliates of Fresenius SE other than Fresenius Medical Care AG & Co. KGaA and its subsidiaries.
Real Property Lease
      We did not acquire the land and buildings in Germany that Fresenius Worldwide Dialysis used when we were formed in the second half 1996. Fresenius SE or its affiliates have leased part of the real property to us, directly, and transferred the remainder of that real property to two limited partnerships. Fresenius SE is the sole limited partner of each partnership, and the sole shareholder of the general partner of each partnership. These limited partnerships, as landlords, have leased the properties to us and to Fresenius SE, as applicable, for use in our respective businesses. The aggregate annual rent payable by us under these leases is approximately €13.2 million, which was approximately $16.6 million as of December 31, 2006, exclusive of maintenance and other costs, and is subject to escalation, based upon the German consumer-price-index determined by the Federal Statistical Office. The leases for manufacturing facilities have a ten-year term, followed by two successive optional renewal terms of ten years each at our election. The leases for the other facilities have a term of ten years. Based upon an appraisal, we believe that the rents under the leases represent fair market value for such properties.
Trademarks
      Fresenius SE continues to own the name and mark “Fresenius” and its “F” logo. Fresenius SE and Fresenius Medical Care Deutschland GmbH, our principal German subsidiary, have entered into agreements containing the following provisions. Fresenius SE has granted to our German subsidiary, for our benefit and that of our affiliates, an exclusive, worldwide, royalty-free, perpetual license to use “Fresenius Medical Care” in our company names, and to use the Fresenius marks, including some combination marks containing the Fresenius name that were used by Fresenius SE’s dialysis business, and the Fresenius Medical Care name as a trade name, in all aspects of the renal business. Our German subsidiary, for our benefit and that of our affiliates, has also been granted a worldwide, royalty-free, perpetual license:

•	to use the “Fresenius Medical Care” mark in the then current National Medical Care non-renal business if it is used as part of “Fresenius Medical Care” together with one or more descriptive words, such as “Fresenius Medical Care Home Care” or “Fresenius Medical Care Diagnostics”;

•	to use the “F” logo mark in the National Medical Care non-renal business, with the consent of Fresenius SE. That consent will not be unreasonably withheld if the mark using the logo includes one or more additional descriptive words or symbols; and

•	to use “Fresenius Medical Care” as a trade name in both the renal business and the National Medical Care non-renal business.
      We and our affiliates have the right to use “Fresenius Medical Care” as a trade name in other medical businesses only with the consent of Fresenius SE. Fresenius SE may not unreasonably withhold its consent. In the U.S. and Canada, Fresenius SE will not use “Fresenius” or the “F” logo as a trademark or service mark, except that it is permitted to use “Fresenius” in combination with one or more additional words such as “Pharma Home Care” as a service mark in connection with its home care business and may use the “F” logo as a service mark with the consent of our principal German subsidiary. Our subsidiary will not unreasonably withhold its consent if the service mark includes one or more additional descriptive words or symbols. Similarly, in the U.S. and Canada, Fresenius SE has the right to use “Fresenius” as a trade name, but not as a mark, only in connection with its home care and other medical businesses other than the renal business and only in combination with one or more other descriptive words, provided that the name used by Fresenius SE is not confusingly similar to our marks and trade names. After the expiration of Fresenius SE’s ten-year covenant not to compete with us, Fresenius SE may use “Fresenius” in its corporate names if it is used in combination with one or more additional descriptive word or words, provided that the name used by Fresenius SE is not confusingly similar to the Fresenius Medical Care marks or corporate or trade names.
Other Intellectual Property
      Some of the patents, patent applications, inventions, know-how and trade secrets that Fresenius Worldwide Dialysis used prior to our formation were also used by other divisions of Fresenius SE. For Biofine, the polyvinyl chloride-free packaging material, Fresenius SE has granted to our principal German subsidiary, for our benefit and for the benefit of our affiliates, an exclusive license for the renal business and a non-exclusive license for all other fields except other non-renal medical businesses. Our German subsidiary and Fresenius SE will share equally any royalties from licenses of the Biofine intellectual property by either our German subsidiary or by Fresenius SE to third parties outside the renal business and the other non-renal medical businesses. In addition, Fresenius SE has transferred to our German subsidiary the other patents, patent applications, inventions, know-how and trade secrets that were used predominantly in Fresenius SE’s dialysis business. In certain cases Fresenius Worldwide Dialysis and the other Fresenius SE divisions as a whole each paid a significant part of the development costs for patents, patent applications, inventions, know-how and trade secrets that were used by both prior to the merger. Where our German subsidiary acquired those jointly funded patents, patent applications, inventions, know-how and trade secrets, our subsidiary licensed them back to Fresenius SE exclusively in the other non-renal medical businesses and non-exclusively in all other fields. Where Fresenius SE retained the jointly funded patents, patent applications, inventions, know-how and trade secrets, Fresenius SE licensed them to our German subsidiary exclusively in the renal business and non-exclusively in all other fields.
Supply Agreements
      We produce most of our products in our own facilities. However, Fresenius SE manufactures some of our products for us, principally dialysis concentrates, at facilities that Fresenius SE retained. These facilities are located in Brazil and France. Conversely, a facility in Italy that Fresenius SE transferred to us produces products for Fresenius Kabi AG, a subsidiary of Fresenius SE.
      Our local subsidiaries and those of Fresenius SE have entered into supply agreements for the purchase and sale of products from the above facilities. Prices under the supply agreements include a unit cost component for each product and an annual fixed cost charge for each facility. The unit cost component, which is subject to annual review by the parties, is intended to compensate the supplier for variable costs such as costs of materials, variable labor and utilities. The fixed cost component generally will be based on an allocation of the 1995 fixed costs of each facility, such as rent, depreciation, production scheduling and quality control. The fixed cost component will be subject to adjustment by good-faith negotiation every twenty-four months. If the parties cannot agree upon an appropriate adjustment, the adjustment will be made based on an appropriate consumer price index in the country in which the facility is located. During 2006, we sold products for $36.0 million to Fresenius SE and its non-FMC-AG & Co. KGaA affiliates and we made purchases of $52.5 million from Fresenius SE and its non-FMC-AG & Co. KGaA affiliates.
      Each supply agreement has a term that is approximately equal to the estimated average life of the relevant production assets, typically having terms of four and one-half to five years. Each supply agreement may be terminated by the purchasing party after specified notice period, subject to a compensation payment reflecting a portion of the relevant fixed costs.
      The parties may modify existing or enter into additional supply agreements, arrangements and transactions. Any future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulatory provisions of German law regarding dominating enterprises.
Services Agreement
      We obtain administrative and other services from Fresenius SE headquarters and from other divisions and subsidiaries of Fresenius SE. These services relate to, among other things, data processing, financial and management accounting and audit, human resources, risk management, quality control, production management, research and development, marketing and logistics. For 2006, Fresenius SE charged us approximately $37.1 million for these services. Conversely, we have provided certain services to other divisions and subsidiaries of Fresenius SE relating to research and development, plant administration, patent administration and warehousing. For 2006, we charged approximately $9.0 million to Fresenius SE’s other divisions and subsidiaries for services we rendered to them.
      We and Fresenius SE may modify existing or enter into additional services agreements, arrangements and transactions. Any such future modifications, agreements, arrangements and transactions will be negotiated between the parties and will be subject to the approval provisions of the pooling agreements and the regulations of German law regarding dominating enterprises.
Financing
      At December 31, 2006, aggregate loans outstanding from Fresenius SE amounted to approximately $2.9 million which bore interest at market rates at year-end. Interest paid during 2006 was $0.2 million.

Other Interests
      Dr. Gerd Krick, chairman of the Supervisory Board of FMC-AG & Co. KGaA and member of the supervisory board of Management AG, was a member of the administration board of Dresdner Bank, Luxembourg, S.A., a subsidiary of Dresdner Bank AG. See “— Security Ownership of Certain Beneficial Owners of Fresenius AG.” Dresdner Bank AG, through its New York and Cayman branches, was a documentation agent and was one of the joint lead arrangers and book managers under 2003 Credit Agreement. It was also one of four co-arrangers of our prior principal credit agreement and one of the managing agents under that facility. Dr. Dieter Schenk, Vice Chairman of the Supervisory Boards of Management AG and of FMC-AG Co. KGaA and a member of the Supervisory Board of Fresenius SE, is a partner in the law firm of Nörr Stiefenhofer Lutz, which has provided legal services to Fresenius SE and the Company. During 2006, Nörr Stiefenhofer Lutz was paid approximately $1.6 million for these services. See “— Security Ownership of Certain Beneficial Owners of Fresenius SE.” Dr. Schenk is one of the executors of the estate of the late Mrs. Else Kröner. Else Kröner-Fresenius-Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, owns the majority of the voting shares of Fresenius SE. Dr. Schenk is also the Chairman of the administration board of Else Kröner-Fresenius-Stiftung.
      Under the articles of association of FMC-AG & Co. KGaA, we will pay Fresenius SE a guaranteed return on its capital investment in our general partner.
General Partner Reimbursement
      Management AG, the Company’s General Partner (the “General Partner”), is a 100% wholly-owned subsidiary of Fresenius SE. The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including compensation of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to Management AG for 2006 was approximately $7.5 million for its management services during 2006 including $0.075 million as compensation for their exposure to risk as General Partner. The Company’s Articles of Association fix this compensation at 4% of the amount of the General Partner’s invested capital (€1.5 million).

DESCRIPTION OF CERTAIN INDEBTEDNESS
2006 Credit Agreement
      On March 31, 2006 we entered into a new $4,600,000,000 syndicated credit consisting of a Bank Credit Agreement and a Term Loan Credit Agreement (collectively, the “2006 Credit Agreement”) with Bank of America, N.A. (“BofA”); Deutsche Bank AG New York Branch; The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch; JPMorgan Chase Bank, National Association; and certain other lenders (collectively, the “Lenders”) which replaced our then-existing credit agreement (the “2003 Credit Agreement”).
      The 2006 Credit Agreement consists of:

•	a 5-year $1,000,000,000 revolving credit facility (of which up to $250,000,000 is available for letters of credit, up to $300,000,000 is available for borrowings in certain non-U.S. currencies, up to $150,000,000 is available as swing line loans in U.S. dollars, up to $250,000,000 is available as a competitive loan facility and up to$50,000,000 is available as swing line loans in certain non-U.S. currencies, the total of which cannot exceed $1,000,000,000) which will be due and payable on March 31, 2011;

•	a 5-year term loan facility (“Term Loan A”) of $1,850,000,000, also scheduled to mature on March 31, 2011. Until July 2, 2007, the 2006 Credit Agreement required 19 quarterly payments on Term Loan A of $30,000,000 each that permanently reduce the term loan facility which began June 30, 2006 and continue through December 31, 2010. The remaining amount outstanding is due on March 31, 2011; and

•	a 7-year term loan facility (“Term Loan B”) of $1,750,000,000 scheduled to mature on March 31, 2013. Until July 2, 2007, the terms of the 2006 Credit Agreement required 28 quarterly payments on Term Loan B that permanently reduce the term loan facility. The repayment began June 30, 2006. The first 24 quarterly payments will be equal to one quarter of one percent (0.25%) of the original principal balance outstanding, payments 25 through 28 will be equal to twenty-three and one half percent (23.5%) of the original principal balance outstanding with the final payment due on March 31, 2013, subject to an early repayment requirement on March 1, 2011 if the Trust Preferred Securities due June 15, 2011 are not repaid or refinanced or their maturity is not extended prior to that date.
      Part of the proceeds of the July 2, 2007, issuance of senior notes was used to reduce $150,000,000 of Term Loan A and $150,000,000 of Term Loan B. See “— Senior Notes,” below. Under the terms of the Senior Credit Agreement, advance payments on the term loans are applied first against the next four quarterly payments due with any amounts in excess of the four quarterly payments applied on a pro-rata basis against any remaining payments. As a result of the advance payments on Term Loan A and Term Loan B, no payments will be made or will be due on either term loan until the third quarter of 2008. In addition, Term Loan A’s ten remaining quarterly payments of $30,000,000 will be reduced to $29,430,380 each and the eleventh quarterly payment will be for the remaining loan balance. Term Loan B’s fifteen remaining quarterly payments of $4,375,000 will be reduced to $4,036,125 and the four remaining quarterly payments of $411,250,000 will be reduced to $379,395,780 each.
      Interest on these facilities is, at our option, depending on the interest periods chosen, at a rate equal to either (i) LIBOR plus an applicable margin or (ii) the higher of (a) BofA’s prime rate or (b) the Federal Funds rate plus 0.5%, plus an applicable margin. The applicable margin is variable and depends on our Consolidated Leverage Ratio which is a ratio of our Consolidated Funded Debt less up to $30,000,000 cash and cash equivalents to Consolidated EBITDA (as these terms are defined in the 2006 Credit Agreement).
      In addition to scheduled principal payments, indebtedness outstanding under the 2006 Credit Agreement will be reduced by mandatory prepayments utilizing portions of the net cash proceeds from certain sales of assets, securitization transactions other than our A/R Facility (see below), the issuance of subordinated debt other than certain intercompany transactions, certain issuances of equity and excess cash flow.
      Our obligations under the 2006 Credit Agreement are secured by pledges of capital stock of certain material subsidiaries, including FMCH and Fresenius Medical Care Deutschland GmbH, in favor of the lenders. The 2006 Credit Agreement contains other affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Certain of the covenants limit our indebtedness and investments by us, and require that we maintain certain financial ratios defined in the agreement. Additionally, the 2006 Credit Agreement provides for a limitation on dividends and other restricted payments which is $240,000,000 for dividends paid in 2007, and increases in subsequent years. We paid dividends of $188,000,000 in May of 2007 which was in compliance with the restrictions set forth in the 2006 Credit Agreement. In default, the outstanding balance under the 2006 Credit Agreement becomes immediately due and payable at the option of the Lenders. As of September 30, 2007 and December 31, 2006, we are in compliance with all financial covenants under the 2006 Credit Agreement.
Senior Notes
      On July 2, 2007, FMC Finance III S.A., a wholly-owned subsidiary of the Company, issued the Senior Notes. The Senior Notes are guaranteed on a senior basis jointly and severally by us and by our subsidiaries Fresenius Medical Care Holdings, Inc. (“FMCH”) and Fresenius Medical Care Deutschland GmbH (“D-GmbH”). The only material differences between the Senior Notes as issued on July 2, 2007 and the Notes being offered in the exchange offer are that the latter notes have been registered under the Securities Act and will not bear legends restricting their transfer, and will not be entitled to the conditional right to receive additional interest payments or to registration rights. See “Description of the Notes.” The proceeds, net of discounts, bank fees and other offering related expenses totaling $484,024,000, were used to reduce $150,000,000 of Term Loan A and $150,000,000 of Term Loan B under our 2006 Senior Credit Agreement, with the remaining $184,024,000 applied to the outstanding balance under our short-term accounts receivable facility. The discount is being amortized over the life of the Senior Notes using the interest method.
Euro Notes
      In July 2005 we issued new euro denominated notes (“Euro Notes”) (Schuldscheindarlehen) totaling $263,400,000 (€200,000,000) with a €126,000,000 tranche at a fixed interest rate of 4.57% and a €74,000,000 tranche with a floating rate at EURIBOR plus applicable margin resulting in an interest rate of 6.19% at September 30, 2007. The proceeds were used to liquidate $155,000,000 (€128,500,000) of Euro Notes issued in 2001 that were due in July 2005 and for working capital. The Euro Notes mature on July 27, 2009.
EIB Agreements
      We entered into various credit agreements with the EIB in July 2005 and December 2006 amounting to €131,000,000 and €90,000,000. The EIB is a not-for-profit long-term lending institution of the European Union and lends funds at favorable rates for the purpose of capital investment and R&D projects, normally for up to half of the funds required for such projects.
      The July 2005 agreements consist of a term loan of €41,000,000 and a revolving facility of €90,000,000 which were granted to the Company to refinance certain R&D projects and to make investments in expansion and optimization of existing production facilities in Germany. Both have 8-year terms. The December 2006 term loan was granted to us for financing and refinancing of certain clinic refurbishing and improvement projects and allows distribution of proceeds in up to 6 separate tranches until June 2008. Each tranche will mature 6 years after the disbursement of proceeds for the respective tranche.
      We had U.S. dollar borrowings under the July 2005 agreements of $48,806,000 and $35,812,000 under the term loan and the revolving facility, respectively, with both having an interest rate of 5.62% at September 30, 2006. There were no drawdowns on the December 2006 term loan at September 30, 2007. Currently all agreements with the EIB have variable interest rates that change quarterly with FMC-AG & Co. KGaA having options to convert the variable rates into fixed rates. All advances under all agreements can be denominated in certain foreign currencies including U.S. dollars. All loans under these agreements are secured by bank guarantees and have customary covenants.

Trust Preferred Securities
      We have issued Trust Preferred Securities through Fresenius Medical Care Capital Trusts, statutory trusts organized under the laws of the State of Delaware (the “Trust Preferred Securities”). FMC-AG & Co. KGaA owns all of the common securities of these trusts. The sole asset of each trust is a senior subordinated note of FMC-AG & Co. KGaA or a wholly-owned subsidiary of FMC-AG & Co. KGaA. FMC-AG & Co. KGaA, Fresenius Medical Care Deutschland GmbH (“D-GmbH”) and FMCH have guaranteed payment and performance of the senior subordinated notes to the respective Fresenius Medical Care Capital Trusts. The Trust Preferred Securities are guaranteed by FMC-AG & Co. KGaA through a series of undertakings by the Company and FMCH and D-GmbH.
      The Trust Preferred Securities entitle the holders to distributions at a fixed annual rate of the stated amount and are mandatorily redeemable after 10 years. Earlier redemption at the option of the holders may also occur upon a change of control followed by a ratings decline or defined events of default including a failure to pay interest. Upon liquidation of the trusts, the holders of Trust Preferred Securities are entitled to a distribution equal to the stated amount. At September 30, 2007, $1,312,662,000 in aggregate liquidation amount of Trust Preferred Securities were outstanding, of which $665,067,000 (including approximately €153,388,000 payable in euro) are due February 1, 2008 and $647,595,000 (including €300,000,000 payable in euro) are due June 15, 2011.
A/R Facility
      Our A/R Facility is typically renewed in October of each year and was most recently renewed and increased in October 2007. The A/R Facility currently provides borrowings up to a maximum of $650,000,000 ($0 outstanding at September 30, 2007). Under the A/R Facility, certain receivables are sold to NMC Funding Corporation (“NMC Funding”), a wholly-owned subsidiary. NMC Funding then assigns undivided ownership interests in the accounts receivable to certain bank investors. Under the terms of the A/R Facility, NMC Funding retains the right to recall all transferred interests in the accounts receivable assigned to the banks under the facility. As the Company has the right at any time to recall the then outstanding interests, the receivables remain on our consolidated balance sheet and the proceeds from the transfer of undivided interests are recorded as short-term borrowings.
Short-term borrowings from Fresenius SE
      We are party to an Amended and Restated Subordinated Loan Note (the “FSE Note”) with Fresenius SE (formerly called Fresenius AG), dated March 31, 2006 which amended the Subordinated Loan Note dated, May 18, 1999. Under the FSE Note, we or our subsidiaries may request and receive one or more advances (each an “Advance”) up to an aggregate amount of $400,000,000 during the period ending March 31, 2011. The Advances may be repaid and reborrowed during the period but Fresenius SE is under no obligation to make an Advance. Each Advance is repayable in full one, two or three months after the date of the Advance or any other date as agreed to by the parties to the Advance or, if no maturity date is so agreed, the Advance will have a one-month term. All Advances bear interest at a variable rate per annum equal to LIBOR plus an applicable margin that is based upon our consolidated leverage ratio, as defined in the 2006 Credit Agreement. Advances are subordinated to outstanding loans under the 2006 Credit Agreement and all our other indebtedness.

DESCRIPTION OF THE NOTES
      On July 2, 2007, we issued $500 million aggregate principal amount of 6 7/8% Senior Notes due 2017 (the “Restricted Notes”) under an Indenture dated as of July 2, 2007 (the “Indenture”) among us, the Issuer, the other Guarantors and U.S. Bank National Association, as Trustee (the “Trustee”). The terms of the Notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”).
      We will issue the 6 7/8% Senior Notes due 2017 (the “New Notes”) in exchange for an equal principal amount of Restricted Notes under the Indenture, and any Restricted Notes that remain outstanding after completion of the exchange offer, together with the New Notes, will be treated as a single class of securities under the Indenture. The only material differences between the Restricted Notes and the New Notes is that the New Notes have been registered under the Securities Act and will not bear legends restricting their transfer, and will not be entitled to the conditional right to receive additional interest payments or to registration rights.
      Any reference to “Notes” in this description of notes refers, unless the context requires otherwise, to the Restricted Notes and the New Notes issued in this exchange offer.
      This “Description of the Notes” is intended to be a useful overview of the material provisions of the Notes and the Indenture. Since this description is only a summary and does not purport to be complete, you should refer to the Indenture which has been filed with the SEC and is an exhibit to the registration statement of which this prospectus forms a part for a complete description of the obligations of the Issuer and the Guarantors and your rights.
      You will find the definitions of capitalized terms used in this description under the heading “Certain Definitions.” For purposes of this description, references to the “the Company” refer only to Fresenius Medical Care AG & Co. KGaA and not to its subsidiaries. The “Issuer” refers to FMC Finance III S.A. as the issuer of the Notes offered hereby and the “Issuers” refers to FMC Finance III S.A. and the Guarantors.
      We intend to apply to include the notes on the official list of the Luxembourg Stock Exchange for trading on the Euro MTF market.
General
          The Notes
      The Notes:

•	are general unsecured, senior obligations of the Issuer;

•	are being offered in an aggregate principal amount of $500 million;

•	mature on July 15, 2017;

•	will be issued in denominations of $75,000 and integral multiples of $1,000 in excess thereof;

•	will be represented by one or more registered Notes in global form, but in certain circumstances may be represented by registered Notes in definitive form. See “Book-Entry, Delivery, and Form”;

•	rank equally in right of payment to any existing and future senior Indebtedness of the Issuer; and

•	will be repaid at par in U.S. dollars at maturity and not be subject to any sinking fund provision.
      The Issuer may issue additional Notes (“Additional Notes”) from time to time after this offering subject to the provisions of the Indenture described below under “ — Certain Covenants”, including, without limitation, the covenant set forth under “ — Certain Covenants — Limitation on Incurrence of Indebtedness”. The Notes offered hereby and, if issued, any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase. The term “Notes” shall, except where otherwise expressly stated, include the Additional Notes.

          Interest
      Interest on the Notes will:

•	accrue at the rate of 6 7/8% per annum;

•	in the case of New Notes accrue from July 2, 2007;

•	be payable in cash semi-annually in arrears on January 15 and July 15 and, commencing on January 15, 2008 with respect to New Notes;

•	be payable to the holders of record on January 1 and July 1, as the case may be, immediately preceding the related interest payment dates; and

•	be computed on the basis of a 360-day year comprised of twelve 30-day months.
      Holders whose Restricted Notes are accepted for exchange will be deemed to have waived the right to receive any accrued interest on the Restricted Notes; provided, that if the expiration date of the exchange offer falls after a record date for the payment of interest on the Restricted Notes but on or before the applicable interest payment date, the interest payable on such interest payment date shall be payable to the persons who were the record holders of the Restricted Notes as of such record date.
Guarantees
      The obligations of the Issuer under the Notes, including the repurchase obligation of the Issuer resulting from a Change of Control, will be unconditionally guaranteed, on a joint and several basis, by the Company, Fresenius Medical Care Deutschland GmbH and Fresenius Medical Care Holdings, Inc (the “Guarantors”). In this description, we refer to the guarantee of each of the Guarantors as the “Note Guarantees.”
      Under the Indenture, a Guarantor may consolidate with, merge with or into, or transfer all or substantially all of its assets to any other Person as described below under “ — Certain Covenants — Limitation on Mergers and Sales of Assets”. However, if the other Person is not the Issuer or a Guarantor, such Guarantor’s obligations under its Note Guarantee must be expressly assumed by such other Person. Upon the sale or other disposition (including by way of consolidation or merger) of a Guarantor, or the sale or disposition of all or substantially all the assets of a Guarantor (in each case other than to the Issuer), such Guarantor will be released and relieved from all its obligations under its Note Guarantee, subject to the limitations below under “ — Certain Covenants — Limitation on Mergers and Sales of Assets”. At the time a Guarantor (other than the Company) is no longer an obligor under the Credit Facility, such Guarantor will be released and relieved from all its obligations under its Note Guarantee.
          Ranking
      The Notes are senior unsecured obligations of the Issuer and the Note Guarantees are senior unsecured obligations of the Guarantors. The payment of the principal of, premium, if any, and interest on the Notes and the obligations of the Guarantors under the Note Guarantees will:

•	rank pari passu in right of payment with all other Indebtedness of the Issuer and the Guarantors, as applicable, that is not by its terms expressly subordinated to other Indebtedness of the Issuer and the Guarantors, as applicable;

•	rank senior in right of payment to all Indebtedness of the Issuer and the Guarantors, as applicable, that is, by its terms, expressly subordinated to the senior Indebtedness of the Issuer and the Guarantors, as applicable; and

•	be effectively subordinated to the Secured Indebtedness of the Issuer and the Guarantors, as applicable, to the extent of the value of the collateral securing such Indebtedness, and to the Indebtedness of the Subsidiaries that are not Guarantors of the Notes.

          Form of Notes
      The New Notes will be represented initially by global notes in registered form. The combined principal amounts of the global note representing the New Notes and the global note or notes representing Restricted Notes not exchanged in the exchange offer (together, the “Global Notes”) will at all times equal the outstanding principal amount of the Notes represented thereby.
      Holders of beneficial interest in the Notes will be entitled to receive Definitive Notes in registered form (“Definitive Notes”) in exchange for their holdings of beneficial interest in the Notes only in the limited circumstances set forth in “Book Entry, Delivery, and Form — Certificated Notes.” Title to the Definitive Notes will pass upon registration of transfer in accordance with the provisions of the Indenture. In no event will Definitive Notes in bearer form be issued. A noteholders’ register will be held in Luxembourg at the registered office of the Issuer. Ownership of registered Notes shall be established by an entry in the noteholders’ register.
          Payment on the Notes
      Principal of, premium, if any, and interest on the Global Notes will be payable, and the Global Notes may be exchanged or transferred, at the corporate trust office or agency of the Trustee, except that, at the option of the Issuer, payment of interest may be made by check mailed to the address of the holders of the Notes as such address appears in the note register. Payment of principal of, premium, if any, and interest on Notes in global form registered in the name of or held by the Trustee or its nominee will be made in immediately available funds to the Trustee or its nominee, as the case may be, as the registered holder of such Global Note upon the issuance of Definitive Notes, holders of the Notes will be able to receive principal and interest on the Notes at the office of the Paying Agent, subject to the right of the Issuer to mail payments in accordance with the terms of the Indenture. The Issuer will pay interest on the Notes to Persons who are registered holders at the close of business on the record date immediately preceding the interest payment date for such interest. Such holders must surrender the Notes to the Paying Agent to collect principal payments.
Paying Agent and Registrar
      U.S. Bank will initially act as paying agent (the “Paying Agent”) and registrar (the “Registrar”) for the Notes. The Issuer may change the Paying Agent or Registrar for the Notes, and the Issuer may act as Paying Agent or Registrar for the Notes.
Transfer and Exchange
      A holder of Notes may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee for the Notes may require a holder of a Note, among other things, to furnish appropriate endorsements and transfer documents, and the Issuer may require such holder to pay any taxes and fees required by law or permitted by the Indenture. The Issuer is not required to transfer or exchange any Note selected for redemption. Also, the Issuer is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed. The registered holder of a Note will be treated as the owner of it for all purposes. No service charge will be made for any registration of transfer or exchange of Notes, but the Issuer may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.
Optional Redemption
The Issuer may redeem all or, from time to time, a part of the Notes, at its option, at redemption prices equal to 100% of the principal amount of the Notes being redeemed plus accrued interest, if any, to the redemption date, plus the excess of:

•	as determined by the calculation agent (which shall initially be the Trustee), the sum of the present values of the remaining scheduled payments of principal and interest on the Notes being redeemed not including any portion of such payment of interest accrued on the date of redemption, from the redemption date to the maturity date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points; over

•	100% of the principal amount of the Notes being redeemed.

      If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such record date, and no additional interest will be payable to beneficial holders whose Notes will be subject to redemption by the Issuer.
      In the case of any partial redemption, the Trustee will select the Notes for redemption in compliance with the requirements of the principal securities exchange, if any, on which the Notes are listed or, if the Notes are not listed, then on a pro rata basis, by lot or by such other method as the Trustee in its sole discretion will deem to be fair and appropriate, although no Note of $75,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to that Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued and delivered to the Trustee, or in the case of Definitive Notes, issued in the name of the holder thereof upon cancellation of the original Note.
Redemption for Changes in Withholding Taxes
      The Issuer is entitled to redeem the Notes, at its option, at any time in whole but not in part, upon not less than 30 nor more than 60 days’ notice, at 100% of the principal amount of the Notes, plus accrued and unpaid interest (if any) to the date of redemption (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), in the event the Issuer has become or would become obligated to pay, on the next date on which any amount would be payable with respect to the Notes, any additional amounts as a result of:

(a)	a change in or an amendment to the laws (including any regulations promulgated under such laws) of (1) the United States, Germany, Luxembourg, the United Kingdom or any political subdivision or governmental authority thereof or therein having the power to tax, (2) any jurisdiction from or through which payment on the Notes is made, or any political subdivision or governmental authority thereof or therein having the power to tax or (3) any other jurisdiction in which the payor is organized or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax; or

(b)	any change in or amendment to any official position regarding the application, administration or interpretation of such laws, treaties, regulations or rulings (including a holding, judgment or order by a court of competent jurisdiction);
which change or amendment to such laws or official position is announced and becomes effective on or after the date of issuance of the Notes; provided that the Issuer determines, in its reasonable judgment, that the obligation to pay such additional amounts cannot be avoided by the use of reasonable measures available to it.
      Notice of any such redemption must be given within 270 days of the earlier of the announcement or effectiveness of any such change.
Additional Amounts
      All payments made under or with respect to the Notes under the Indenture or pursuant to any Note Guarantee must be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the (1) the United States, Germany, Luxembourg, the United Kingdom or any political subdivision or governmental authority thereof or therein having the power to tax, (2) any jurisdiction from or through which payment on the Notes is made, or any political subdivision or governmental authority thereof or therein having the power to tax or (3) any other jurisdiction in which the payor is organized or otherwise considered to be a resident for tax purposes, or any political subdivision or governmental authority thereof or therein having the power to tax (each a “Relevant Taxing Jurisdiction”), collectively, “Taxes”, unless the Issuer or any Guarantor is required to withhold or deduct Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency provided, however, that in determining what withholding is required by law for U.S. federal income and withholding tax purposes, the Issuer and any Guarantor shall be entitled to treat any payments on or in respect of the Notes as if the Notes were issued by a U.S. person as defined in section 7701(a)(30) of the Internal Revenue Code. If the Issuer or any Guarantor is so required to withhold or deduct any amount for or on account of Taxes from any payment made under or with respect to the Notes, the Issuer or such Guarantor, as the case may be, will be required to pay such amount — “Additional Amounts” — as may be necessary so that the net amount (including Additional Amounts) received by each holder after such withholding or deduction (including any withholding or deduction on such Additional Amounts) will not be less than the amount such holder would have received if such Taxes had not been withheld or deducted; provided, however, that no Additional Amounts will be payable with respect to payments made to any holder or beneficial owner to the extent such Taxes are imposed by reason of (i) its being or having been connected with the Relevant Taxing Jurisdiction or any political subdivision or governmental authority thereof or therein having the power to tax, otherwise than by the acquisition, ownership, holding, disposition or enforcement of the Notes or the receipt of payments thereunder, or (ii) such holder or beneficial owner not cooperating with the Issuer or the Guarantors in completing any procedural formalities that it is legally eligible to complete and are necessary for the Issuer or the Guarantors to pay or obtain authorization to make payments without such Taxes (including, without limitation, providing prior to the receipt of any payment on or in respect of a Note a complete, correct and executed IRS Form W-8 or W-9 or successor form, as applicable, with all appropriate attachments); provided, however, that for purposes of this obligation to pay Additional Amounts, the Issuer and any Guarantor shall be entitled, for U.S. federal income and withholding tax purposes, to treat any payments on or in respect of the Notes as if the Notes were issued by a U.S. person as defined in section 7701(a)(30) of the Internal Revenue Code. Further, no Additional Amounts shall be payable with respect to (i) any Tax imposed by the United States or any political subdivision or governmental authority thereof or therein on interest by reason of any holder or beneficial owner holding or owning, actually or constructively, 10 percent or more of the total combined voting power of all classes of stock of the Issuer or any Guarantor entitled to vote or (ii) any Tax imposed by the United States or any political subdivision or governmental authority thereof or therein on interest by reason of any holder or beneficial owner being a controlled foreign corporation that is a related person within the meaning of Section 864(d)(4) of the Internal Revenue Code with respect to the Issuer or any Guarantor. The Issuer will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required in accordance with applicable law. The Issuer will furnish to the Trustee, within 30 days after the date the payment of any Taxes is due under applicable law, certified copies of tax receipts evidencing such payment by the Issuer.
      Wherever in the Indenture or the Notes there are mentioned, in any context, (1) the payment of principal, (2) purchase prices in connection with a purchase of Notes under the Indenture or the Notes, (3) interest or (4) any other amount payable on or with respect to any of the Notes, such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.
      The Issuer will pay any present stamp, court or documentary taxes, or any other excise, property or similar taxes, charges or levies (including any penalties, interest or other liabilities related thereto) which arise in Luxembourg (or any political subdivision thereof or therein) from the execution, delivery and registration of Notes upon original issuance and initial resale of the Notes or any other document or instrument referred to therein. If at any time the Issuer changes its place of organization to outside of Luxembourg or there is a new issuer organized outside of Luxembourg, the Issuer or new issuer, as applicable, will pay any stamp, court or documentary taxes, or any other excise, property or similar taxes, charges or levies (including any penalties, interest or other liabilities related thereto) which arise in the jurisdiction in which the Issuer or new issuer is organized (or any political subdivision thereof or therein) and are payable by the holders of the Notes in respect of the Notes or any other document or instrument referred to therein under any law, rule or regulation in effect at the time of such change, or in connection with, the enforcement of the Notes or any such other document or instrument.

      The foregoing obligations will survive any termination, defeasance or discharge of the Indenture. References in this section (“— Additional Amounts”) to the Issuer or Guarantor shall apply to any successor(s) thereto.
Change of Control
      Each holder of the Notes, upon the occurrence of a Change of Control Triggering Event, will have the right to require that the Issuer repurchase such holder’s Notes, at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).
      Within 30 days following a Change of Control Triggering Event, the Issuer will mail a notice to each holder with a copy to the Trustee stating:

(1)	that a Change of Control Triggering Event has occurred and that such holder has the right to require the Issuer to purchase such holder’s Notes, at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of holders of record on the relevant record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts regarding such Change of Control Triggering Event (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control Triggering Event);

(3)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed);

(4)	that each Note will be subject to repurchase only in the amount of $75,000 or integral multiples of $1,000 in excess thereof; and

(5)	the instructions determined by the Issuer, consistent with the covenant described hereunder, that a holder must follow in order to have its Notes purchased.
      The Issuer will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations or applicable listing requirements conflict with the provisions of this covenant, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.
      The Change of Control Triggering Event repurchase feature was negotiated between the Company and the Initial Purchasers in connection with the offer and sale of the Restricted Notes. We have no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of Indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to Incur additional Indebtedness are contained in the covenant described under “ — Certain Covenants — Limitation on Incurrence of Indebtedness.” These restrictions can only be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding under the Indenture. Except so long as the limitations contained in such covenants are effective, the Indenture will not contain any covenants or provisions that may afford holders of the Notes protection in the event of a highly leveraged transaction.
      The Issuer’s ability to repurchase Notes upon a Change of Control Triggering Event may be limited by a number of factors. The occurrence of some of the events that constitute a Change of Control would constitute a default under the Credit Facility and could constitute a default under certain other Indebtedness of the Company or its Subsidiaries which, in the event of a Change of Control, could make it difficult for the Issuer to repurchase the Notes. Our future Indebtedness may contain prohibitions on the occurrence of certain events that would constitute a Change of Control Triggering Event or require such Indebtedness to be repurchased upon a Change of Control Triggering Event. Moreover, the exercise by the holders of their right to require the Issuer to repurchase the Notes could cause a default under such Indebtedness, even if the Change of Control Triggering

Event itself does not, due to the financial effect of such repurchase on us. Finally, the Issuer’s ability to pay cash to the holders of Notes following the occurrence of a Change of Control Triggering Event may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. The provisions under the Indenture relating to the Issuer’s obligation to make an offer to repurchase Notes as a result of a Change of Control Triggering Event may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes issued under the Indenture.
Certain Covenants
Limitation on Incurrence of Indebtedness

(a)	The Issuer and the Company shall not, and shall not permit any of their Subsidiaries to, Incur, directly or indirectly, any Indebtedness; provided, however, that the Company and any Subsidiary may Incur Indebtedness (and the Company and any Subsidiary may Incur Acquired Indebtedness) if on the date thereof:

(1)	the Consolidated Coverage Ratio of the Company is at least 2.0 to 1.0; and

(2)	no Default or Event of Default will have occurred and be continuing or would occur as a consequence of Incurring the Indebtedness.

(b)	The foregoing limitations contained in paragraph (a) do not apply to the Incurrence of any of the following Indebtedness:

(1)	Indebtedness Incurred under the Revolving Credit Facility in an aggregate amount not to exceed $1.0 billion;

(2)	Indebtedness in respect of Receivables Financings in an aggregate principal amount which, together with all other Indebtedness in respect of Receivables Financings outstanding on the date of such Incurrence (other than Indebtedness permitted by paragraph (a) or clause (3) of this paragraph (b)), does not exceed 85% of the sum of (1) the total amount of accounts receivables shown on the Company’s most recent consolidated quarterly balance sheet, plus (2) without duplication, the total amount of accounts receivable already subject to a Receivables Financing;

(3)	Indebtedness of the Company owed to and held by another Guarantor, Indebtedness of a Wholly Owned Subsidiary owed to and held by another Wholly Owned Subsidiary or Indebtedness of a Wholly Owned Subsidiary owing to and held by the Company; provided, however, that any subsequent issuance or transfer of any Capital Stock that results in any such Indebtedness being held by a Person other than the Company or another Wholly Owned Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Wholly Owned Subsidiary) shall be deemed, in each case, to constitute the Incurrence of such Indebtedness by the Company or the Subsidiary, as the case may be;

(4)	Indebtedness in respect of the Notes issued on the Issue Date, and the related Note Guarantees by the Company and the other Guarantors;

(5)	Capital Lease Obligations and Indebtedness Incurred, in each case, to provide all or a portion of the purchase price or cost of construction of an asset or, in the case of a Sale and Leaseback Transaction, to finance the value of such asset owned by the Company or a Subsidiary;

(6)	Indebtedness outstanding on the Issue Date after giving effect to the application of proceeds from the Notes;

(7)	Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to paragraph (a) or pursuant to clause (4) or (6) of this paragraph (b);

(8)	Hedging Obligations entered into in the ordinary course of the business and not for speculative purposes as determined in good faith by the Company;

(9)	customer deposits and advance payments received from customers for goods purchased in the ordinary course of business;

(10)	Indebtedness arising under the Cash Management Arrangements; and

(11)	Indebtedness Incurred by the Company or a Subsidiary in an aggregate principal amount which, together with all other Indebtedness of the Company and its Subsidiaries outstanding on the date of such Incurrence (other than Indebtedness permitted by paragraph (a) or clauses (1) through (10) of this paragraph (b)), does not exceed $900 million.

(c)	For purposes of determining compliance with the foregoing covenant:

(1)	in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described above, the Company, in its sole discretion, will classify and from time to time may reclassify such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of the above clauses, provided that any Indebtedness outstanding on the Issue Date and Indebtedness Incurred under clause (b)(5) above may not be reclassified to clause (a) above, and

(2)	an item of Indebtedness may be divided and classified, or reclassified, in more than one of the types of Indebtedness described above, provided that any Indebtedness outstanding on the Issue Date and Indebtedness Incurred under clause (b)(5) above may not be reclassified to clause (a) above.

(d)	If during any period the Notes have achieved and continue to maintain Investment Grade Status and no Event of Default has occurred and is continuing (such period is referred to herein as an “Investment Grade Status Period”), then upon notice by the Company to the Trustee by the delivery of an Officers’ Certificate that it has achieved Investment Grade Status, this covenant will be suspended and will not during such period be applicable to the Company and its Subsidiaries and shall only be applicable if such Investment Grade Status Period ends.
      As a result, during any such period, the Notes will lose the protection initially provided under this covenant. No action taken during an Investment Grade Status Period or prior to an Investment Grade Status Period in compliance with this covenant will require reversal or constitute a default under the Notes in the event that this covenant is subsequently reinstated or suspended, as the case may be. An Investment Grade Status Period will not commence until the Company has delivered the Officers’ Certificate referred to above and will terminate immediately upon the failure of the Notes to maintain Investment Grade Status.
Limitation on Liens
      The Indenture provides that the Issuer and the Company may not, and may not permit any Guarantor or any of their respective Subsidiaries to directly, or indirectly, create, Incur or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock), whether owned on the date of the Indenture or acquired after that date, securing any Indebtedness, unless contemporaneously with (or prior to) the Incurrence of the Liens effective provision is made to secure the Indebtedness due under the Indenture and the Notes, equally and ratably with (or prior to in the case of Liens with respect to Subordinated Obligations) the Indebtedness secured by such Lien for so long as such Indebtedness is so secured.
Limitation on Mergers and Sales of Assets
      The Indenture provides that the Issuer and the Company may not, and may not permit any Guarantor to consolidate or merge with or into (whether or not the Issuer or such Guarantor is the Surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties and assets in one or more related transactions, to another Person unless:

(1)	the Surviving Person is an entity organized and existing under the laws of Germany, the United Kingdom, any other member state of the European Union (as of December 31, 2003), Luxembourg, Switzerland, the United States of America, or any State thereof or the District of Columbia, or the jurisdiction of formation of the Issuer or any Guarantor; or, if the Surviving Person is an entity organized and existing under the laws of any other jurisdiction, the Issuer delivers to the Trustee an Opinion of Counsel to the effect that the rights of the holders of the Notes, would not be affected adversely as a result of the law of the jurisdiction of organization of the Surviving Person, insofar as such law affects the ability of the Surviving Person to pay and perform its obligations and undertakings in connection with its Note Guarantee or the ability of the Surviving Person to obligate itself to pay and perform such obligations and undertakings or the ability of the holders to enforce such obligations and undertakings;

(2)	the Surviving Person (if other than the Issuer or a Guarantor) shall expressly assume, (A) in a transaction or series of transactions involving the Issuer, by a supplemental indenture in a form satisfactory to the Trustee, all of the obligations of the Issuer under the Indenture, or (B) in a transaction or series of transactions not involving the Issuer, by a Guarantee Agreement, in a form satisfactory to the Trustee, all of the obligations of such Guarantor under its Note Guarantee;

(3)	at the time of and immediately after such transaction, no Default or Event of Default shall have occurred and be continuing, and

(4)	the Issuer or such Guarantor delivers to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, transfer, assignment, sale, lease or other disposition and such supplemental indenture and Guarantee Agreement, if any, comply with the Indenture.

Limitation on Sale and Leaseback Transactions
      The Indenture provides that the Issuer and the Company may not, and may not permit any Guarantor or any Subsidiary to, enter into any Sale and Leaseback Transaction unless:

(1)	the Issuer or such Guarantor or Subsidiary, as the case may be, receives consideration at the time of such Sale and Leaseback Transaction at least equal to the fair market value (as evidenced by an Officers’ Certificate of a Responsible Officer, or, if the value exceeds $25 million, a resolution of the Board of Directors of the Issuer or such Guarantor or Subsidiary), of the property subject to such transaction;

(2)	the Issuer or such Guarantor or Subsidiary, as the case may be, could have created a Lien on the property subject to such Sale and Leaseback Transaction if such transaction was financed with Indebtedness without securing the Notes by the covenant described under “— Limitation on Liens”; and

(3)	the Issuer or such Guarantor or Subsidiary, as the case may be, can Incur an amount of Indebtedness equal to the Attributable Debt in respect of such Sale and Leaseback Transaction.
          Reports
      For so long as any Notes are outstanding, the Company will provide the Trustee with:

(1)	its annual financial statements and related notes thereto for the most recent two fiscal years prepared in accordance with U.S. GAAP (or IFRS or any other internationally generally acceptable accounting standard in the event the Company is required by applicable law to prepare its financial statements in accordance with IFRS or such other standard or is permitted and elects to do so, with appropriate reconciliation to U.S. GAAP, unless not then required under the rules of the SEC) and including segment data, together with an audit report thereon, together with a discussion of the “Operating Results” and “Liquidity” for such fiscal years prepared in a manner substantially consistent with the “Operating and Financial Review and Prospects” required by Form 20-F under the Exchange Act (or any replacement or successor form) appearing herein and a “Business Summary of the Financial Year” and discussion of “Business Segments” provided in a manner consistent with its annual report, a description of “Related Party Transaction”, and a description of Indebtedness, within 90 days of the end of each fiscal year; and

(2)	quarterly financial information as of and for the period from the beginning of each year to the close of each quarterly period (other than the fourth quarter), together with comparable information for the corresponding period of the preceding year, and a summary “Management’s Discussion and Analysis of Financial Condition and Results of Operations” to the extent and in the form required under the Exchange Act providing a brief discussion of the results of operations for the period within 45 days following the end of the fiscal quarter.

      In addition, so long as the Notes remain outstanding and during any period when the Issuer or the Company is not subject to Section 13 or 15(d) of the Exchange Act other than by virtue of the exemption therefrom pursuant to Rule 12g3-2(b), the Company will furnish to any holder or beneficial owner of Notes initially offered and sold in the United States to “qualified institutional buyers” as defined in Rule 144A under the U.S. Securities Act of 1933 pursuant to such rule and any prospective purchaser in the United States designated by such holder or beneficial owner, upon request, any information required to be delivered pursuant to Rule 144A(d)(4) under the U.S. Securities Act of 1933.
          Ownership of the Issuer
      The Company will continue to directly or indirectly maintain 100% ownership of the Capital Stock of the Issuer or any permitted successor of the Issuer, provided, that any permitted successor of the Company under the indenture may succeed to the Company’s ownership of such Capital Stock.
      The Company will cause the Issuer or its successor to engage only in those activities that are necessary, convenient or incidental to issuing and selling the Notes and any additional Indebtedness permitted by the Indenture (including the Issuer’s Guarantee of the 2006 Credit Agreement), and advancing or distributing the proceeds thereof to the Company and its Subsidiaries and performing its obligations relating to the Notes and any such additional Indebtedness, pursuant to the terms thereof and of the Indenture and any other applicable indenture.
          Events of Default
      The Indenture provides that any one or more of the following described events, which has occurred and is continuing, constitutes an “Event of Default” with respect to the Notes:

(1)	failure for 30 days to pay interest on the Notes, including any Additional Amounts in respect thereof, when due; or

(2)	failure to pay principal of or premium, if any, on the Notes when due, whether at maturity, upon redemption, by declaration or otherwise; or

(3)	failure to observe or perform any other covenant contained in the Indenture for 60 days after notice as provided in the Indenture; or

(4)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by us or any of our Subsidiaries (or the payment of which is Guaranteed by us), whether such Indebtedness or Guarantee now exists or is Incurred after the Issue Date, if (A) such default results in the acceleration of such Indebtedness prior to its express maturity or will constitute a default in the payment of such Indebtedness and (B) the principal amount of any such Indebtedness that has been accelerated or not paid at maturity, when added to the aggregate principal amount of all other such Indebtedness, at such time, that has been accelerated or not paid at maturity, exceeds $100 million; or

(5)	any final judgment or judgments (not covered by insurance) which can no longer be appealed for the payment of money in excess of $100 million shall be rendered against the Issuer or the Company or any of its Subsidiaries and shall not be discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect; or

(6)	any Note Guarantee shall cease to be in full force and effect in accordance with its terms for any reason except pursuant to the terms of the Indenture governing the release of Note Guarantees or the satisfaction in full of all the obligations thereunder or shall be declared invalid or unenforceable other than as contemplated by its terms, or any Guarantor shall repudiate, deny or disaffirm any of its obligations thereunder; or

(7)	certain events in bankruptcy, insolvency or reorganization of the Company, the Guarantors, the Issuer or any of the Company’s Significant Subsidiaries.

      A default under clause (3) of this paragraph will not constitute an Event of Default unless the Trustee or holders of 25% in principal amount of the outstanding Notes notify the Issuer and the Company of such default and such default is not cured within the time specified in clause (3).
      The Trustee or the holders of not less than 25% in aggregate outstanding principal amount of the Notes, may declare the principal of and interest (including any Additional Amounts) on the Notes due and payable immediately on the occurrence of an Event of Default; provided, however, that, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived as provided in the Indenture. For information as to waiver of defaults, see “— Amendments and Waivers”.
      Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an event of default shall occur and be continuing, such Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any holders of Notes issued thereunder unless such holders shall have offered to the Trustee reasonable indemnity. Subject to the provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the Notes issued thereunder, then outstanding, will have the right to direct the time, method and place of conducting any proceeding for any remedy available to such Trustee, or exercising any trust or power conferred on the Trustee.
      No holder of any Note will have any right to institute any proceeding with respect to the Indenture or for any remedy thereunder, unless written notice of a continuing Event of Default shall have previously been given in accordance with the terms of the Indenture and reasonable indemnity shall have been offered, to the Trustee to institute such proceeding as Trustee, and the Trustee will not have received from the holders of a majority in aggregate principal amount of the outstanding Notes a direction inconsistent with such request and shall have failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of a Note for enforcement of payment of the principal of and premium, if any, or interest on such Note on or after the respective due dates expressed in such Note.
      The holders of a majority in aggregate outstanding principal amount of the Notes affected thereby may, on behalf of the holders of all the Notes waive any existing default, except a default in the payment of principal, premium, if any, or interest or a default in respect of a covenant or provision that cannot be modified or amended without consent of the holder of each Note affected. The Issuer and the Company are required to file annually with the Trustee a certificate as to whether or not the Issuer and the Company are in compliance with all the conditions and covenants under the Indenture.
Amendments and Waivers
      Subject to certain exceptions, the Indenture may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions, any existing default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). However, without the consent of each holder of an outstanding Note adversely affected, no amendment or waiver may, among other things:

(1)	reduce the percentage of principal amount of Notes whose holders must consent to an amendment;

(2)	reduce the stated rate of or extend the stated time for payment of interest on any Note;

(3)	reduce the principal of or extend the Stated Maturity of any Note;

(4)	reduce the premium payable upon the redemption of any such Note or change the time at which any Note may be redeemed as described above under “Optional Redemption”;

(5)	reduce the premium payable upon the repurchase of any Note, change the time at which any Note may be repurchased, or change any of the associated definitions related to the provisions of “Change of Control” once the obligation to repurchase the Notes has arisen;

(6)	make any Note payable in money other than that stated in the Note;

(7)	impair the right of any holder to receive payment of premium, if any, principal of and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes;

(8)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions; or

(9)	release the Company from its Note Guarantee.
Without the consent of any holder, the Issuer and the Trustee may amend the Indenture to:

(1)	cure any ambiguity, omission, defect or inconsistency;

(2)	provide for the assumption by an entity of the obligations of the Issuer under the Indenture or of a Guarantor (other than the Company) under the Note Guarantees;

(3)	provide for uncertificated Notes in addition to or in place of certificated Notes;

(4)	add Note Guarantees with respect to the Notes;

(5)	secure the Notes;

(6)	add to the covenants of the Issuer and the Guarantors for the benefit of the holders or surrender any right or power conferred upon the Issuer;

(7)	evidence and provide the acceptance and appointment of a successor trustee;

(8)	comply with the rules of any applicable securities depositary;

(9)	issue Additional Notes in accordance with the Indenture; or

(10)	make any change that does not adversely affect the rights of any holder.
      The consent of the holders is not necessary under the Indenture to approve the particular form of any proposed amendment or waiver. It is sufficient if such consent approves the substance of the proposed amendment or waiver. After an amendment, supplement or waiver under the Indenture becomes effective, the Issuer is required to mail to the holders a notice briefly describing such amendment, supplement or waiver. However, the failure to give such notice to all the holders, or any defect in the notice, will not impair or affect the validity of the amendment, supplement or waiver.
Defeasance
      The Issuer at any time may terminate all its obligations under the Notes and the Indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes.
      The Issuer at any time may terminate its obligations under covenants described under “Certain Covenants” (other than “— Limitation on Mergers and Sales of Assets”), the operation of the cross-default upon a payment default, cross-acceleration provisions, the bankruptcy provisions with respect to Subsidiaries, the judgment default provision described under “Events of Default” above and the limitations contained in clause (4) under “Certain Covenants — Limitation on Mergers and Sales of Assets” above (“covenant defeasance”).
      The Issuer may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Issuer exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If the Issuer exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (5) or (7) under “Events of Default” above or because of the failure of the Issuer to comply with clause (4) under “Certain Covenants — Limitation on Mergers and Sales of Assets” above.

      In order to exercise either defeasance option, the Issuer must irrevocably deposit in trust (the “defeasance trust”) with the Trustee for the benefit of the holders Designated Government Obligations for the payment of principal, premium, if any, and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of:

(a)	an Opinion of Counsel (subject to customary exceptions and exclusions) to the effect that holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred. In the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or other change in applicable U.S. Federal income tax law; and

(b)	an Opinion of Counsel in the Federal Republic of Germany (subject to customary exceptions and exclusions) to the effect that holders of the Notes will not recognize income, gain or loss for income tax purposes of the Federal Republic of Germany as a result of such deposit and defeasance and will be subject to income tax in the Federal Republic of Germany on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

(c)	an Opinion of Counsel in Luxembourg (or the jurisdiction of organization of any successor to the Issuer, subject to customary exceptions and exclusions) to the effect that holders of the Notes will not recognize income, gain or loss for income tax purposes of Luxembourg as a result of such deposit and defeasance and will be subject to income tax in Luxembourg on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.
No Personal Liability of Directors, Officers, Employees and Stockholders
      No director, officer, employee, incorporator or stockholder of the Issuer, Fresenius AG, or of the Board of Directors of the Company or the Guarantors, as such, shall have any liability for any obligations of the Issuer or any Guarantor under the Notes, the Indenture or the Note Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes and the Note Guarantees. Such waiver and release may not be effective to waive liabilities under the U.S. federal securities laws and it is the view of the SEC that such a waiver is against public policy. In addition, such waiver and release may not be effective under the laws of the Federal Republic of Germany.
Consent to Jurisdiction and Service of Process
      The Indenture provides that the Issuer and the Company irrevocably agree to accept notice and service of process in any suit, action or proceeding with respect to the Indenture and the Notes, as the case may be, brought in any federal or state court located in the Borough of Manhattan in the City of New York and that the Issuer and the Company submit to the jurisdiction thereof.
Concerning the Trustee
      U.S. Bank is the Trustee under the Indenture and has been appointed by the Issuer as Registrar (in the case of Definitive Notes) and Paying Agent with regard to the Notes.
Governing Law
      The Indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York. The Note Guarantees are governed by, and construed in accordance with, the laws of the State of New York, except that certain matters concerning the limitations thereof will be construed in accordance with the laws of the Federal Republic of Germany.

Registration Rights
      We issued the Restricted Notes on July 2, 2007 in a transaction exempt from the registration requirements of the Securities Act. Accordingly, the Restricted Notes may not be reoffered, resold, or otherwise transferred unless so registered or unless an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available.
      In connection with the sale of the Restricted Notes, we entered into a registration rights agreement, which requires us to:

•	file a registration statement providing for the exchange offer with the SEC on or prior to the 180th day after the date that the Restricted Notes were first issued;

•	use our reasonable best efforts to cause the registration statement to be declared effective under the Securities Act no later than the 240th day after the date the Restricted Notes were first issued; and

•	use our reasonable best efforts to consummate the exchange offer no later than the 280th day after the date the restricted notes were first offered.
      The registration rights agreement also obligates us to provide shelf registration statements to cover resales of the Restricted Notes if the exchange offer is not permitted by applicable law and certain circumstances. If we fail to satisfy these obligations, we will be required to pay additional interest to holders of Restricted Notes under certain circumstances.
      We are making the exchange offer to satisfy our obligations under the registration rights agreement. Following completion of the exchange offer, the Restricted Notes will not be entitled to any additional interest (except as described under “The Exchange Offer — Additional Interest”) or to registration rights under the registration rights agreement and will continue to bear interest at the per annum rate originally applicable to such Restricted Notes. If a holder is a broker-dealer that will receive New Notes for its own account in exchange for Restricted Notes that were acquired as a result of market-making or other trading activities, it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such New Notes.
      The foregoing summary herein of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, which has been filed with the SEC and is an exhibit to the registration statement of which this prospectus forms a part.
Certain Definitions
      As used in the Indenture:

“Accounting Principles” means U.S. GAAP, or, upon adoption thereof by the Company and notice to the Trustee, IFRS or any other accounting standards which are generally acceptable in the jurisdiction of organization of the Company, approved by the relevant regulatory or other accounting bodies in that jurisdiction and internationally generally acceptable and, in the case of IFRS or such other accounting standards, as in effect from time to time.

“Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Subsidiary or is merged into or consolidated with any other Person or that is assumed in connection with the acquisition of assets from such Person and, in each case, not Incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Subsidiary or such merger, consolidation or acquisition.

“A/ R Facility” means the accounts receivable facility established pursuant to the Third Amended and Restated Transfer and Administration Agreement dated as of October 23, 2003 by and among Paradigm Funding LLC, other conduit investors named therein, NMC Funding Corporation, as transferor, National Medical Care, Inc., as collection agent, the financial institutions names therein, and WestLB AG, New York Branch, as an administrative agent and the agent (as amended, modified, renewed, refunded, replaced, restated or refinanced from time to time).

“Affiliate” of any specified Person means:

(1)	any other Person, directly or indirectly, controlling or controlled by, or

(2)	under direct or indirect common control with such specified Person,

For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Asset Disposition” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer for value by the Company or any of its Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Wholly Owned Subsidiary of the Company, including any disposition by means of a merger, consolidation or similar transaction (each referred to for the purposes of this definition as a “disposition”), of:

(1)	any shares of Capital Stock of any Subsidiary (other than directors qualifying shares or shares required by applicable law to be held by a Person other than the Company or a Subsidiary),

(2)	all or substantially all the assets of any division or line of business of the Company or any Subsidiary, or

(3)	any other assets of the Company or any Subsidiary outside of the ordinary course of business of the Company or such Subsidiary,

other than, in the case of (1), (2) and (3) above,

(A)	a disposition of assets or issuance of Capital Stock by a Subsidiary to the Company or by the Company or a Subsidiary to a Wholly Owned Subsidiary,

(B)	transactions permitted under “Certain Covenants — Limitation on Mergers and Sales of Assets”, and

(C)	dispositions in connection with Permitted Liens, foreclosures on assets and any release of claims which have been written down or written off.

“Attributable Debt” means, in respect of any Sale and Leaseback Transaction, as of the time of determination, the total obligation (discounted to present value at the rate per annum equal to the discount rate which would be applicable to a Capital Lease Obligation with the like term in accordance with Accounting Principles) of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the initial term of the lease included in such Sale and Leaseback Transaction.

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing:

(1)	the sum of the products of numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by

(2)	the sum of all such payments.

“Board of Directors” means, with respect to the Issuer or any Guarantor, as the case may be, the Board of Directors (or other body performing functions similar to any of those performed by a Board of Directors including those performed, in the case of a German stock corporation, by the management board, or in the case of a KGaA, by the General Partner) of such Person or any committee thereof duly authorized to act on behalf of such Board (or other body).

“Business Day” means any day other than:

(1)	a Saturday or Sunday,

(2)	a day on which banking institutions in New York City, Frankfurt am Main or the jurisdiction of organization of the Issuer are authorized or required by law or executive order to remain closed, or

(3)	a day on which the corporate trust office of the Trustee is closed for business.

“Capital Lease Obligations” means an obligation that is required to be classified and accounted for as a capital lease for financial reporting purposes in accordance with Accounting Principles, and the amount of Indebtedness represented by such obligation shall be the capitalized amount of such obligation determined in accordance with Accounting Principles; and the Stated Maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock, but excluding any debt securities convertible into such equity.

“Cash Management Arrangements” means the cash management arrangements of the Company and its Affiliates (including any Indebtedness arising thereunder) which arrangements are in the ordinary course of business consistent with past practice.

“Change of Control” means the occurrence of one or more of the following events:

(1)	so long as the Company is organized as a KGaA, if the General Partner of the Company charged with management of the Company shall at any time fail to be a Subsidiary of Fresenius AG, or if Fresenius AG shall fail at any time to own and control more than 25% of the capital stock with ordinary voting power in the Company;

(2)	if the Company is no longer organized as a KGaA, any event the result of which is that (A) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than the Permitted Holders, is or becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that such Person or group shall be deemed to have “beneficial ownership” of all shares that any such Person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total voting power of the Voting Stock of the Company and (B) the Permitted Holders do not “beneficially own” (as defined in Rules 13d-3 and 13d-5 of the Exchange Act), directly or indirectly, in the aggregate a greater percentage of the total voting power of the Voting Stock of the Company;

(3)	any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”), together with any Affiliates thereof (whether or not otherwise in compliance with the provisions of the Indenture).

“Change of Control Triggering Event” means the occurrence of a Change of Control and a Ratings Decline.

“Consolidated Coverage Ratio” of any Person as of any date of determination means the ratio of (x) the aggregate amount of EBITDA for such Person’s most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of such determination to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1)	if such Person or any of its Subsidiaries has Incurred or repaid, repurchased, defeased or otherwise discharged (in each case other than Indebtedness under any revolving credit facility unless such Indebtedness has been permanently repaid and any related commitment has been terminated) any Indebtedness since the beginning of such period that remains outstanding or discharged or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is an Incurrence or discharge of Indebtedness, or both, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been Incurred or discharged on the first day of such period and the Incurrence or discharge of any other Indebtedness as if such Incurrence or discharge had occurred on the first day of such period,

(2)	if since the beginning of such period such Person or any of its Subsidiaries shall have made any Asset Disposition, the EBITDA for such period shall be reduced by an amount equal to the EBITDA (if positive) directly attributable to the assets which are the subject of such Asset Disposition for such period, or increased by an amount equal to the EBITDA (if negative), directly attributable thereto for such period and Consolidated Interest Expense for such period shall be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of such Person or any of its Subsidiaries repaid, repurchased, defeased or otherwise discharged with respect to such Person and its continuing Subsidiaries in connection with such Asset Disposition for such period (or, if the Capital Stock of any Subsidiary is sold, the Consolidated Interest Expense for such period of credit and directly attributable to the Indebtedness of such Subsidiary to the extent such Person and its continuing Subsidiaries are no longer liable for such Indebtedness after such Asset Disposition),

(3)	if since the beginning of such period such Person or any of its Subsidiaries (by merger or otherwise) shall have made an Investment in any Subsidiary (or any Person which becomes a Subsidiary) or an acquisition of assets, which constitutes all or substantially all of an operating unit of a business, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto (including the Incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period, and

(4)	if since the beginning of such period any Person (that subsequently became a Subsidiary or was merged with or into such Person or any of its Subsidiaries since the beginning of such period) shall have made any Asset Disposition, any Investment or acquisition of assets that would have required an adjustment pursuant to clause (2) or (3) above if made by such Person or a Subsidiary of such Person during such period, EBITDA and Consolidated Interest Expense for such period shall be calculated after giving pro forma effect thereto as if such Asset Disposition, Investment or acquisition occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to an acquisition of assets, the amount of income or earnings relating thereto and the amount of Consolidated Interest Expense associated with any Indebtedness Incurred in connection therewith, the pro forma calculations shall be determined in good faith by a responsible financial or accounting officer of the Company, as applicable. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest of such Indebtedness shall be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months).

“Consolidated Interest Expense” means, with respect to any Person for any period, the total interest expense of such Person and its consolidated Subsidiaries, including the amortization of debt discount and premium, the interest component under capital leases and the implied interest component (if any) under any Receivables Financing, in each case on a consolidated basis determined in accordance with Accounting Principles.

“Consolidated Net Income” means, with respect to any Person for any period, the net income of such Person and its consolidated Subsidiaries, determined on a consolidated basis in accordance with Accounting Principles; provided that extraordinary gains and losses shall be excluded from Consolidated Net Income.

“Consolidated Net Tangible Assets” means, as of any date of determination, the total amount of all assets of the Company and its Subsidiaries, determined on a consolidated basis in accordance with

Accounting Principles, as of the end of the most recent fiscal quarter for which the Company’s financial statements are available, less the sum of:

(1)	the Company’s consolidated current liabilities as of such quarter end, determined on a consolidated basis in accordance with Accounting Principles; and

(2)	the Company’s consolidated assets that are properly classified as intangible assets as of such quarter end, determined on a consolidated basis in accordance with Accounting Principles.

“Credit Facility” means (i) the bank credit agreement entered into as of March 31, 2006 among the Company, Fresenius Medical Care Holdings, Inc., the other borrowers identified therein, the guarantors identified therein, the lenders party thereto and Bank of America, N.A., as administrative agent, as amended, modified, renewed, refunded, replaced, restated or refinanced from time to time (the “Revolving Credit Facility”) and (ii) the term loan credit agreement entered into as of March 31, 2006 among the Company, Fresenius Medical Care Holdings, Inc., the other borrowers identified therein, the guarantors identified therein, the lenders party thereto and Bank of America, N.A., as administrative agent, as amended, modified, renewed, refunded, replaced, restated or refinanced from time to time.

“Currency Agreement” means any foreign currency exchange contract, currency swap agreement or other similar agreement or arrangement.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default (as defined herein).

“Designated Government Obligations” means direct non-callable and non-redeemable obligations (in each case, with respect to the issuer thereof) of any member state of the European Union that is a member of the European Union as of the Issue Date or of the United States of America (including, in each case, any agency or instrumentality thereof), as the case may be, the payment of which is secured by the full faith and credit of the applicable member state or of the United States of America, as the case may be.

“Disqualified Stock” means, with respect to any Person, any Capital Stock that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise,

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock; or

(3)	is redeemable at the option of the holder thereof, in whole or in part,

in each case on or prior to the first anniversary of the Stated Maturity of the Notes; provided, however, that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an “asset sale” or “change of control” occurring prior to the first anniversary of the Stated Maturity of the Notes shall not constitute Disqualified Stock if the “asset sale” or “change of control” provisions applicable to such Capital Stock are not more favorable to the holders of such Capital Stock than the provisions described under “— Change of Control”.

“EBITDA” for any Person for any period means the sum of Consolidated Net Income of such Person, plus Consolidated Interest Expense of such Person plus the following to the extent deducted in calculating such Consolidated Net Income:

(1)	all income tax expense of such Person and its Subsidiaries,

(2)	depreciation expense, and

(3)	amortization expense, in each case for such period.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization of, a Subsidiary that is not a Wholly Owned Subsidiary shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the net income of such Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to such Person by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Subsidiary or its stockholders.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended.

“General Partner” means Fresenius Medical Care Management AG, a German stock corporation, including its successors and assigns and other Persons, in each case who serve as the general partner (persönlich haftender Gesellschaft) of the Company from time to time.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness or other obligation of any Person (other than, in the case of Subsidiaries, obligations which would not constitute Indebtedness) and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)	to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness or other obligation of such Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services, to take-or-pay or to maintain financial statement conditions or otherwise), or

(2)	entered into for the purpose of assuring in any other manner the obligee of such Indebtedness or other obligation of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning. The term “guarantor” shall mean any Person Guaranteeing any obligation.

“Guarantee Agreement” means, in the context of a consolidation, merger or sale of all or substantially all of the assets of a Guarantor, an agreement by which the Surviving Person from such a transaction expressly assumes all of the obligations of such Guarantor under its Note Guarantee.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement or Currency Agreement.

“IFRS” means international financial reporting standards and interpretations issued by the International Accounting Standards Board and adopted by the European Commission, as in effect from time to time.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Subsidiary at the time it becomes a Subsidiary. The term “Incurrence” when used as a noun shall have a correlative meaning. The accretion of principal of a non-interest bearing or other discount security shall be deemed the Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)	the principal of and premium (if any) in respect of (A) Indebtedness of such Person for money borrowed and (B) Indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable,

(2)	all Capital Lease Obligations of such Person,

(3)	all obligations of such Person issued or assumed as the deferred purchase price of property or services, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (other than (x) customary reservations or retentions of title under agreements with suppliers entered into in the ordinary course of business, (y) trade debt Incurred in the ordinary course of business and not overdue by 90 days or more and (z) obligations

Incurred under a pension, retirement or deferred compensation program or arrangement regulated under the Employee Retirement Income Security Act of 1974, as amended, or the laws of a foreign government),

(4)	all obligations of such Person for the reimbursement of any obligor on any letter of credit, bank guarantee, banker’s acceptance or similar credit transaction (except to the extent such reimbursement obligation relates to trade debt in the ordinary course of business and such reimbursement obligation is paid within 30 days after payment of the trade debt),

(5)	the amount of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, with respect to any subsidiary of such Person, any Preferred Stock (but excluding, in each case, any accrued dividends),

(6)	all obligations of the type referred to in clauses (1) through (5) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of any Guarantee,

(7)	all obligations of the type referred to in clauses (1) through (6) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured, and

(8)	to the extent not otherwise included in this definition, Hedging Obligations of such Person.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. For the avoidance of doubt, the following will not be treated as Indebtedness:

(1)	Indebtedness Incurred in respect of workers’ compensation claims, self insurance obligations, performance, surety and similar bonds and completion guarantees provided in this ordinary course of business;

(2)	Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred or assumed in connection with the disposition or acquisition of any business, assets or Capital Stock of a Subsidiary, provided, that the maximum aggregate liability in respect of all such Indebtedness (other than in respect of tax and environmental indemnities) shall at no time exceed, in the case of a disposition, the gross proceeds actually received by the Company and its Subsidiaries in connection with such disposition and, in the case of an acquisition, the fair market value of any business assets or Capital Stock acquired;

(3)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five Business Days of the Incurrence.

“Interest Rate Agreement” means any interest rate swap agreement, interest rate cap agreement or other similar financial agreement or arrangement.

“Investment” in any Person means any direct or indirect advance, loan (other than advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person) or other extensions of credit (including by way of Guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by such Person; provided, however, that advances, loans or other extensions of credit arising under the Cash Management Arrangements shall not be deemed Investments.

“Investment Grade” means a rating of BBB- or higher by S&P and Baa3 or higher by Moody’s or the equivalent of such ratings by S&P or Moody’s and the equivalent in respect of Rating Categories of any Rating Agencies substituted for S&P or Moody’s.

“Investment Grade Status” exists as of any time if at such time both (i) the rating assigned to the Notes by Moody’s is at least Baa3 (or the equivalent) or higher and (ii) the rating assigned to the Notes by S&P is at least BBB-(or the equivalent) or higher and the equivalent in respect of Rating Categories of any Rating Agencies substituted for S&P or Moody’s.

“Issue Date” means the date on which any Notes are issued.

“KGaA” means a German partnership limited by shares (Kommanditgesellschaft auf Aktien).

“Lien” means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (including any conditional sale or other title retention agreement or lease in the nature thereof).

“Moody’s” means Moody’s Investors Service, Inc. and its successors.

“Note Guarantee” means the Guarantee by a Guarantor of the Issuer’s obligations under the Notes.

“Officers’ Certificate” means a certificate signed by two Responsible Officers of the Issuer or of any Guarantor.

“Opinion of Counsel” means a written opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer, a Guarantor or the Trustee.

“Permitted Holders” means Fresenius AG.

“Permitted Liens” means, with respect to any Person:

(1)	pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits or cash or Designated Government Obligations to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)	Liens imposed by law, including carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith if a reserve or other appropriate provisions, if any, as are required by Accounting Principles have been made in respect thereof;

(3)	Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or which are being contested in good faith provided appropriate reserves, if any, as are required by Accounting Principles have been made in respect thereof;

(4)	Liens in favor of issuers of surety or performance bonds or letters of credit or bankers’ acceptances issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(5)	encumbrances, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or liens incidental to the conduct of the business of such Person or to the ownership of its properties which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)	Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the Indenture, secured by a Lien on the same property securing such Hedging Obligation or Interest Rate Agreement;

(7)	leases, subleases and licenses of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of its Subsidiaries and leases, subleases and licenses of other assets in the ordinary course of business;

(8)	judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(9)	Liens for the purpose of securing the payment (or the refinancing of the payment) of all or a part of the purchase price of, or Capitalized Lease Obligations with respect to, assets or property acquired or constructed in the ordinary course of business; provided that:

(a)	the aggregate principal amount secured by such Liens does not exceed the cost of the assets or property so acquired or constructed; and

(b)	such Liens are created within 180 days of construction or acquisition of such assets or property (or, upon a refinancing, replace Liens created within such period) and do not encumber any other assets or property of the Company or any Subsidiary other than such assets or property and assets affixed or appurtenant thereto;

(10)	Liens arising solely by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depositary institution; provided that such deposit account is not intended by the Company or any Subsidiary to provide collateral to the depository institution;

(11)	Liens arising from United States Uniform Commercial Code financing statement filings (or similar filings in other applicable jurisdictions) regarding operating leases entered into by the Company and its Subsidiaries in the ordinary course of business;

(12)	Liens existing on the Issue Date;

(13)	Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such other Person becoming a Subsidiary; provided further, however, that any such Lien may not extend to any other property owned by the Company or any Subsidiary;

(14)	Liens on property at the time the Company or a Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Subsidiary; provided, however, that such Liens are not created, Incurred or assumed in connection with, or in contemplation of, such acquisition; provided further, however, that such Liens may not extend to any other property owned by the Company or any Subsidiary;

(15)	Liens securing Indebtedness or other obligations of the Company to a Subsidiary or of a Subsidiary owing to the Company or a Subsidiary;

(16)	Liens securing the Notes and all other Indebtedness which by its terms must be secured if the Notes are secured;

(17)	Liens securing Indebtedness Incurred to refinance Indebtedness that was previously secured; provided, that such Lien is limited to all or part of the same property or assets that secured the Indebtedness refinanced;

(18)	Liens arising by operation of law or by agreement to the same effect in the ordinary course of business;

(19)	Liens securing the Credit Facility;

(20)	Liens securing the A/ R Facility; and

(21)	other Liens securing Indebtedness having an aggregate principal amount, measured as of the date of creation of any such Lien and the date of Incurrence of any such Indebtedness, not to exceed 5% of the Company’s Consolidated Net Tangible Assets.

“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency, instrumentality or political subdivision thereof, or any other entity.

“Preferred Stock”, as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

“Qualified Capital Stock” means any Capital Stock which is not Disqualified Capital Stock.

“Rating Agencies” means:

(1)	S&P and

(2)	Moody’s, or

(3)	if S&P or Moody’s or both shall not make a rating of the Notes publicly available, despite the Company using its commercially reasonable efforts to obtain such a rating, a nationally recognized securities rating agency or agencies, as the case may be, selected by the Company, which shall be substituted for S&P or Moody’s or both, as the case may be.

“Rating Category” means:

(1)	with respect to S&P, any of the following categories: BB, B, CCC, CC, C and D (or equivalent successor categories),

(2)	with respect to Moody’s, any of the following categories: Ba, B, Caa, Ca, C and D (or equivalent successor categories), and

(3)	the equivalent of any such category of S&P or Moody’s used by another rating agency. In determining whether the rating of the Notes has decreased by one or more gradations, gradations within rating categories (+ and — for S&P, 1, 2 and 3 for Moody’s; or the equivalent gradations for another rating agency) shall be taken into account (e.g., with respect to S&P, a decline in a rating from BB+ to BB, as well as from BB- to B+, which constitute a decrease of one gradation).

“Rating Date” means the date which is 90 days prior to the earlier of (1) a Change of Control and (2) public notice of the occurrence of a Change of Control or of the intention by the Company or any Person to effect a Change of Control.

“Ratings Decline” means the occurrence on or within 90 days after the date of the first public notice of either the occurrence of a Change of Control or of a transaction which will effect a Change of Control, whichever is earlier (which period shall be extended so long as any Rating Agency has publicly announced that it is considering a possible downgrade of the Notes) of (1) in the event the Notes are rated by either Moody’s or S&P on the Rating Date as Investment Grade, a decrease in the rating of the Notes by both Rating Agencies to a rating that is below Investment Grade, or (2) in the event the Notes are rated below Investment Grade by both Rating Agencies on the Rating Date, a decrease in the rating of the Notes by either Rating Agency by one or more gradations (including gradations within Rating Categories as well as between Rating Categories).

“Receivables Financings” means:

(1)	the A/ R Facility, and

(2)	any financing transaction or series of financing transactions that have been or may be entered into by the Company or a Subsidiary pursuant to which the Company or a Subsidiary may sell,

convey or otherwise transfer to a Subsidiary or Affiliate, or any other Person, or may grant a security interest in, any receivables or interests therein secured by the merchandise or services financed thereby (whether such receivables are then existing or arising in the future) of the Company or such Subsidiary, as the case may be, and any assets related thereto, including without limitation, all security interests in merchandise or services financed thereby, the proceeds of such receivables, and other assets which are customarily sold or in respect of which security interests are customarily granted in connection with securitization transactions involving such assets.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Company or any Subsidiary existing on the Issue Date or Incurred in compliance with the Indenture including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that:

(1)	such Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being Refinanced,

(2)	such Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is Incurred that is equal to or greater than the Average Life of the Indebtedness being Refinanced, and

(3)	such Refinancing Indebtedness has an aggregate principal amount (or if Incurred with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if Incurred with original issue discount, the aggregate accreted value) then outstanding or committed (plus fees and expenses, including any premium and defeasance costs) under the Indebtedness being Refinanced; provided further, however, that Refinancing Indebtedness shall not include (x) Indebtedness of a Subsidiary that Refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Subsidiary that Refinances Indebtedness of another Subsidiary.

“Responsible Officer” means the chief executive officer, president, chief financial officer, senior vice president-finance, treasurer, assistant treasurer, managing director or director of a company (or in the case of the Company, a Responsible Officer of its General Partner, other managing entity or other Person authorized to act on its behalf, and if such Person is also a partnership, limited liability company or similarly organized entity, a Responsible Officer of the entity that may be authorized to act on behalf of such Person).

“S&P” means Standard & Poor’s Corporation and its successors.

“Sale and Leaseback Transaction” means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Issuer or any Guarantor or a Subsidiary of any property, whether owned by the Issuer, a Guarantor or any Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Issuer, a Guarantor or such Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such property.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Company secured by a Lien.

“Significant Subsidiary,” with respect to any Person, means any Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in Rule 1.02 of Regulation S-X under the Exchange Act.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

“Subordinated Obligation” means any Indebtedness of the Issuer or a Guarantor (whether outstanding on the Issue Date or thereafter Incurred) that is subordinate or junior in right of payment to the Notes or such Guarantor’s Note Guarantee pursuant to a written agreement to that effect.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, association, partnership or other business entity of which more than 50% of the total voting power of shares of Voting Stock is at the time owned or controlled, directly or indirectly, by:

(1)	such Person;

(2)	such Person and one or more Subsidiaries of such Person, or

(3)	one or more Subsidiaries of such Person.

Unless otherwise provided, all references to a Subsidiary shall be a Subsidiary of the Company.

“Surviving Person” means, with respect to any Person involved in any merger, consolidation or other business combination or the sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of such Person’s assets, the Person formed by or surviving such transaction or the Person to which such disposition is made.

“Treasury Rate” means, with respect to a Redemption Date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15(519) that has become publicly available at least two Business Days prior to such Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such Redemption Date to July 15, 2017; provided, however, that if the period from the Redemption Date to such date is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to such date is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

“U.S. GAAP” means generally accepted accounting principles in the United States of America as in effect from time to time, including those set forth in:

(1)	the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants,

(2)	statements and pronouncements of the Financial Accounting Standards Board,

(3)	such other statements by such other entity as approved by a significant segment of the accounting profession, and

(4)	the rules and regulations of the SEC governing the inclusion of financial statements (including pro forma financial statements) in periodic reports required to be filed pursuant to Section 13 of the Exchange Act, including opinions and pronouncements in staff accounting bulletins and similar written statements from the accounting staff of the SEC.

“Voting Stock” of a Person means all classes of Capital Stock or other interests (including partnership interests) of such Person then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof.

“Wholly Owned Subsidiary” means a Subsidiary all the Capital Stock of which (other than (i) directors’ qualifying shares and shares held by other Persons to the extent such shares are required by applicable law to be held by a Person other than its parent or a Subsidiary of its parent and (ii) certain classes of Preferred Stock of FMCH) is owned by the Company or by one or more Wholly Owned Subsidiaries, or by the Company and one or more Wholly Owned Subsidiaries.

BOOK-ENTRY, DELIVERY AND FORM
      The notes will be issued in the form of one or more registered notes in global form (“Global Notes”), without interest coupons. Upon issuance, each of the Global Notes will be deposited with the Trustee as custodian for The Depository Trust Company, or DTC, and registered in the name of Cede & Co. as nominee of DTC.
      Ownership of beneficial interests in each Global Note will be limited to persons who have accounts with DTC, which are called DTC participants, or persons who hold interests through DTC participants. We expect that under procedures established by DTC:

•	upon deposit of each Global Note with DTC’s custodian, DTC will credit portions of the principal amount of the Global Note to the accounts of the DTC participants, and

•	ownership of beneficial interests in each Global Note will be shown on, and transfer of ownership of those interests will be effected only through, records maintained by DTC (with respect to interests of DTC participants) and the records of DTC participants (with respect to other owners of beneficial interests in the Global Note).
      Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for notes in definitive, certificated form (“Certificated Notes”) except in the limited circumstances described below. See “— Exchange of Global Notes for Certificated Notes.” Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of notes in certificated form.
Depository Procedures
      All interests in Global Notes will be subject to the operations and the procedures of DTC. The following description of the operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.
      DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.
      DTC has also advised the Company that, pursuant to procedures established by it:

(1)	upon deposit of the Global Notes, DTC will credit the accounts of the Participants designated by the initial purchasers with portions of the principal amount of the Global Notes; and

(2)	ownership of these interests in the Global Notes will be shown on, and the transfer of ownership of these interests will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).
      Investors in the Global Notes who are Participants may hold their interests therein directly through DTC. Investors in the Global Notes who are not Participants may hold their interests therein indirectly through organizations which are Participants. All interests in a Global Note may be subject to the procedures and requirements of DTC. The laws of some jurisdictions require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.
      Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee under the Indenture.
      Payments in respect of the principal of, and interest and premium, if any, and additional interest, if any, on, a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the indenture. Under the terms of the indenture, the Company and the trustee will treat the persons in whose names the notes, including the Global Notes, are registered as the owners of the notes for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the trustee nor any agent of the Company or the trustee has or will have any responsibility or liability for:

(1)	any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2)	any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.
      DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe that it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the trustee or the Company. Neither the Company nor the trustee will be liable for any delay by DTC or any of the Participants or the indirect Participants in identifying the beneficial owners of the notes, and the Company and the trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.
      Transfers between the Participants will be effected in accordance with DTC’s procedures and will be settled in same-day funds.
      DTC has advised the Company that it will take any action permitted to be taken by a holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under indenture, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such notes to its Participants.
      Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Rule 144A Global Notes and the Regulation S Global Notes among participants in DTC, it is under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. None of the Company, the trustee and any of their respective agents will have any responsibility for the performance by DTC, or its participants or indirect participants, of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes
      A Global Note is exchangeable for Certificated Notes if:

(1)	DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company fails to appoint a successor depositary, and in each case, a successor depositary is not appointed within 90 days;

(2)	the Company, at its option, notifies the trustee in writing that it elects to cause the issuance of the Certificated Notes; or

(3)	there has occurred and is continuing a Default or Event of Default with respect to the notes.
In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon prior written notice given to the trustee by or on behalf of DTC in accordance with the indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).
Exchange of Certificated Notes for Global Notes
      Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the trustee a written certificate (in the form provided in the indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.
Same Day Settlement and Payment
      The Company will make payments in respect of the notes represented by the Global Notes (including principal, premium, if any, interest and additional interest, if any) by wire transfer of immediately available funds to the accounts specified by DTC or its nominee. The Company will make all payments of principal, interest and premium, if any, and additional interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders of the Certificated Notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

CERTAIN INCOME TAX CONSIDERATIONS
Federal Republic of Germany
      The following is a discussion of certain German tax consequences resulting from the exchange of restricted notes for notes to be issued pursuant to the exchange offer by a holder of restricted notes that purchased the restricted notes for cash in the initial offering at the offering price on July 2, 2007 and the acquisition and ownership of notes. This discussion does not purport to be a comprehensive description of all the tax considerations which may be relevant to a decision to exchange notes. In particular, this discussion does not consider any specific facts or circumstances that may apply to a particular purchaser of notes. This summary is based on the laws of Germany in force as at the date of this prospectus, all of which are subject to change, including changes in effective dates or possibly differing interpretations. It is not a substitute for obtaining tax advice.
      Prospective purchasers of notes are advised to consult their own tax advisors as to the tax consequences of the exchange of restricted notes for notes and the ownership and disposition of notes and the receipt of interest thereon, including the effect of any state or local taxes, under the tax laws of Germany and each country of which they are residents or citizens.
          Tax Consequences of the Exchange Offer
      The exchange of the restricted notes for notes to be issued pursuant to the exchange offer will not be a taxable event for German tax purposes. Accordingly, holders participating in this exchange offer will not recognize any income, gain or loss in connection with the exchange. Therefore, the holder’s holding period and adjusted tax basis for a note will not be affected and the holder will continue to take into account income, gain, or loss in respect of a note in the same manner as prior to the exchange (as more fully described below).
          Taxation of Resident Noteholders

Interest Payments
      Interest, including interest having accrued up to the disposition of a note and credited separately (“Accrued Interest” — Stückzinsen), that is paid to a noteholder resident in Germany (a person whose residence, habitual abode, statutory seat, or place of effective management and control is located in Germany) is subject to German personal or corporate income tax. On the basis of the assessed personal or corporate income tax, a solidarity surcharge of 5.5% is levied. In addition, if notes are held as assets of a German trade or business, any interest paid is subject to trade tax. If notes are held as a non-business asset by a noteholder resident in Germany, any Accrued Interest paid upon the acquisition of notes may give rise to negative income and may, therefore, reduce such noteholder’s income tax liability.
      If notes are held in a custodial account which the noteholder maintains with the German branch of a German or non-German bank or financial services institution (the “Disbursing Agent” — inländische Zahlstelle), the Disbursing Agent will withhold tax (Zinsabschlag) at a rate of 30% of the gross amount of all interest payments to the noteholder, including Accrued Interest, plus a solidarity surcharge of 5.5% thereon. As a result, 31.65% of the gross amount of interest, including Accrued Interest, paid to a noteholder resident in Germany will be withheld by the Disbursing Agent. The tax withheld by the Disbursing Agent will be credited against the noteholder’s total annual tax burden for German personal or corporate income tax purposes.
      No tax will be withheld by the Disbursing Agent if the noteholder is an individual who has filed a certificate of exemption (Freistellungsauftrag) with the Disbursing Agent and the notes held by such individual are not part of a German commercial business property, nor generate income from the letting and leasing of property. However, this exemption applies only to the extent that the aggregate interest income derived from the notes, together with an individual’s other investment income administered by the Disbursing Agent, does not exceed the maximum annual exemption amount shown on the certificate of exemption (up to €801 for individuals and €1,602 for married couples filing jointly). No tax is withheld by the Disbursing Agent if the noteholder submits to the

Disbursing Agent a certificate of non-assessment (Nichtveranlagungsbescheinigung) issued by the local tax office.

Sale or Redemption of the Notes
      The Company believes that the notes should qualify as financial innovation (Finanzinnovation) within the meaning of section 20 para. 2 no. 4 of the German Income Tax Act (Einkommensteuergesetz). Gains from the sale or redemption of the notes, including gains derived by a secondary or subsequent purchaser, are therefore considered as interest and are subject to either personal or corporate income tax plus a solidarity surcharge of 5.5% thereon. In addition, if the notes are held as assets of a German trade or business, such gains are also subject to trade tax. The taxable gain from the sale or redemption of the notes is calculated as the difference between the proceeds from the sale or redemption of the notes and the purchase price paid for the notes (Marktrendite).
      If the notes are held in a custodial account which the noteholder maintains with a Disbursing Agent, tax is deducted at a rate of 30% (plus a solidarity surcharge of 5.5% thereon) from the excess of the proceeds arising from the sale or redemption over the purchase price paid for the notes, provided that the notes were held in custody with such Disbursing Agent since the acquisition of the notes. If custody has changed upon a sale or redemption of the notes since the acquisition of the notes, this tax deduction will be due on an amount equal to 30% of the proceeds arising from the sale or redemption of the notes. In computing the tax to be withheld, the Disbursing Agent may deduct from the basis of the withholding tax any Accrued Interest previously paid during the calendar year by the Noteholder to the Disbursing Agent. The tax deduction will be credited against the noteholder’s annual tax liability for German personal or corporate income tax purposes. No tax will be withheld by the Disbursing Agent, if the noteholder is an individual who has filed a certificate of exemption (Freistellungsauftrag) with the Disbursing Agent and the notes are not part of a German commercial business property, nor income from the letting and leasing of property. However, this exemption applies only to the extent that the aggregate interest income derived from the notes, together with an individual’s other investment income administered by the Disbursing Agent does not exceed the maximum annual exemption amount shown on the certificate of exemption. No tax is withheld by the Disbursing Agent if the noteholder submits to the Disbursing Agent a certificate of non-assessment (Nichtveranlagungsbescheinigung) issued by the local tax office.
      If the notes, contrary to the belief of the Company, do not qualify as financial innovations, any gains arising from the sale or redemption of the notes (other than Accrued Interest and certain other amounts) may under German tax law as at the date of this prospectus be tax free, provided that the notes are held by private investors and the time period between the acquisition and the sale or redemption of the notes exceeds one year. In this case, any tax losses arising from the sale or redemption of the notes may not be deductible.
          Non-Tax Residents
      Interest, including Accrued Interest, paid to a noteholder not resident in Germany will not be taxable in Germany and no tax will be withheld (even if the notes are kept with a Disbursing Agent), provided that (i) the notes are not held as business assets of a German permanent establishment of the noteholder or by a German permanent representative of the noteholder, (ii) the interest income of such notes does not otherwise constitute German source income (such as income from the letting and leasing of certain German situs property) and (iii) the noteholder not resident in Germany complies with the applicable procedural rules under German law to prove the fact that they are not subject to taxation in Germany. Otherwise, the noteholder not resident in Germany will be subject to a tax regime similar to that described above under “Taxation of Resident Noteholders.”
          Inheritance and Gift Tax
      The receipt of notes in case of succession upon death, or by way of a gift among living persons is subject to German inheritance and/or gift tax if the deceased, donor and/or the recipient is a resident in Germany. German inheritance and gift tax is also triggered if neither the deceased, nor the donor, nor the recipient of the notes, are residents in Germany should the notes be attributable to German business activities for which a German permanent establishment is maintained or a permanent representative is appointed in Germany. In specific situations, German expatriates that are residents of Germany for tax purposes may be subject to inheritance and gift tax. However, double taxation treaties may provide for exceptions to the domestic inheritance and gift tax regulations.
          Other Taxes
      No stamp, issue, registration or similar direct or indirect taxes or duties will be payable in Germany in connection with the issuance, delivery or execution of the notes. As at the date of the prospectus, net assets tax is not levied in Germany.
          EU Directive on the Taxation of Savings Income
      The European Union has adopted a Directive on the taxation of savings income under which Member States (as that term is defined therein) will generally be required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a person within its jurisdiction to or for an individual resident in that other Member State. However, Austria, Belgium and Luxembourg have each instead imposed a withholding system for a transitional period.
          New Withholding Tax Regime for German Individuals applicable from 2009 onwards
      Subject to the consent of the Upper House of the German Parliament (Bundesrat) to the recently adopted tax bill of the Lower House of the German Parliament (Bundestag), the new Withholding Tax Regime for German resident individuals will change from 2009 onwards. Accordingly, the interest income and gains from the sale or redemption of the notes would be subject to a rate of tax of 25% plus a solidarity surcharge of 5.5% thereon, provided that the notes are held as non-business assets and in a custodial account of the Disbursing Agent.
United States
      The following discussion sets forth certain material U.S. federal income tax considerations relating to the exchange of restricted notes for notes to be issued pursuant to the exchange offer by a holder of restricted notes that purchased restricted notes for cash in the initial offering at the original offering price on July 2, 2007 and the ownership and disposition of the notes. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), applicable U.S. Treasury regulations, published rulings, administrative pronouncements and court decisions, all as of the date of this prospectus and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a note holder in light of the holder’s particular circumstances, or to certain types of holders subject to special treatment under U.S. federal income tax laws (including, but not limited to, financial institutions, tax-exempt organizations, insurance companies, regulated investment companies, brokers, partnerships or other pass through entities, U.S. expatriates, dealers, persons holding notes as part of a straddle or a hedging transaction or U.S. Holders (as defined below) whose functional currency (as defined in section 985 of the Code) is not the U.S. dollar). In addition, this discussion does not consider the effect of any non-U.S. laws or U.S. state or local income tax laws; it does not discuss in any detail U.S. tax considerations other than income tax (e.g., estate or gift tax) considerations.
      The following discussion does not purport to be legal advice to prospective investors generally or to any particular prospective investor. Each holder is urged to consult its own tax advisors concerning the application of U.S. federal income tax laws to its particular situation.
      If a partnership or other entity taxable as a partnership holds the notes, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership.

Tax Consequences of the Exchange Offer
      The exchange of restricted notes for notes to be issued pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. Accordingly, holders participating in this exchange offer will not recognize any income, gain or loss in connection with the exchange. Therefore, the holder’s holding period and adjusted tax basis for a note will not be affected and the holder will continue to take into account income, gain, or loss in respect of a note in the same manner as prior to the exchange (as more fully described below).
Tax Consequences of Ownership and Disposition of Notes
      Certain debt instruments that provide for one or more contingent payments are subject to Treasury regulations governing contingent payment debt instruments. A payment is not treated as a contingent payment under these regulations if, as of the issue date of the debt instrument, the likelihood that such payment will be made is remote and/or the payments are incidental. In certain circumstances (see the discussions of redemption of the notes under “Description of the Notes — Optional Redemption”), we may pay amounts on the notes that are in excess of the stated interest or principal of the notes. We intend to take the position that the possibility that any such payment will be made is remote and/or the payments are incidental and therefore the notes are not subject to the rules governing contingent debt instruments. Our determination that these contingencies are remote and/or incidental is binding on you unless you disclose your contrary position to the IRS in the manner that is required by applicable Treasury regulations. Our determination is not, however, binding on the IRS. It is possible that the IRS might take a different position from that described above, in which case the timing, character and amount of taxable income in respect of the notes may be different from that described herein. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments.
     U.S. Holders
      As used herein, the term “U.S. Holder” means a beneficial owner of a note that is for U.S. federal income tax purposes (i) an individual citizen or resident of the U.S., (ii) a corporation (or other entity treated as a corporation for purposes of the Code) created or organized in or under the laws of the U.S. or of any state thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust the administration of which is subject to the primary supervision of a U.S. court and with respect to which one or more United States persons (within the meaning of section 7701(a)(30) of the Code) have the authority to control all substantial decisions of the trust, or a trust that has a valid election in effect to be treated as a U.S. person under the Code.
     Interest
      Generally, the amount of any stated interest payments on a note (including Additional Amounts, if any) will be taxable to a U.S. Holder as ordinary income in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. Interest (including Additional Amounts, if any) paid on a note will constitute income from sources outside the United States for purposes of computing a U.S. Holder’s foreign tax credit limitation if the obligor under the note is not a United States person for U.S. federal income tax purposes. In that case, interest paid on a note will generally, depending on a U.S. Holder’s circumstances, be “passive” or “general” income, each of which is treated as a separate category under the U.S. foreign tax credit rules. However, it is uncertain whether the Issuer, or alternatively, one or more of the Guarantors, will be treated as the obligor under the notes for U.S. federal income tax purposes, and therefore, whether interest paid on a note should be treated as having a source outside or within the United States. U.S. Holders should consult their tax advisors regarding the source of payments of interest on the notes.

Disposition of a Note
      Upon the sale, exchange, redemption or retirement of a note, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, redemption or retirement (other than amounts representing accrued interest, which will be taxable as such, but including any redemption premium paid by the Company) and such U.S. Holder’s adjusted tax basis in the note. Your initial tax basis in a note generally is the price you paid for the note. Such gain or loss generally will be long-term capital gain or loss if the note was held for more than one year at the time of disposition. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding
      Backup withholding of U.S. federal income tax may apply to interest payments (including payments of Additional Amounts, if any) and certain principal payments on the notes to U.S. Holders that are not exempt recipients and that fail to provide certain identifying information (such as the U.S. Holder’s taxpayer identification number) in the required manner. Generally, corporations and certain other entities are exempt from backup withholding, provided that they may be required to certify their exempt status. In addition, upon the sale, redemption, retirement or other taxable disposition of a note to (or through) certain U.S. or U.S.-related brokers, the broker generally must withhold backup withholding tax from the purchase price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information.
      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s U.S. federal income tax liability provided that such beneficial owner timely provides the required information to the IRS. We will furnish annually to the IRS and to record holders of the notes to whom we are required to furnish such information, information relating to the amount of interest paid and the amount of tax withheld, if any, with respect to payments on the notes.
     Non-U.S. Holders
      You are a non-U.S. holder for purposes of this discussion if you are a beneficial owner of notes, other than a partnership or an entity treated as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder.

Payments of Interest
      It is uncertain whether the Issuer, or alternatively, one or more of the Guarantors, will be treated as the obligor under the notes for U.S. federal income and withholding tax purposes, and therefore, whether payments of interest on the notes to a Non-U.S. Holder could be subject to U.S. federal withholding tax. In this respect, we intend to comply with our U.S. federal withholding obligation as if such payments were U.S. source. Non-U.S. Holders that do not provide the appropriate tax certification (as described in “— Description of the Notes — Additional Amounts”) may not be entitled to any Additional Amounts in respect of any such withholding. In any event, under the portfolio interest exemption (“Portfolio Interest Exemption”), payments of interest on the notes to a Non-U.S. Holder that are not effectively connected with a U.S. trade or business of the Non-U.S. Holder will not be subject to U.S. federal income or withholding tax, provided that:

(1) the Non-U.S. Holder does not actually or constructively own 10 percent or more of the total combined voting power of all classes of our stock entitled to vote;

(2) the Non-U.S. Holder is not a controlled foreign corporation with respect to which we are a related person (within the meaning of section 864(d)(4) of the Code); and

(3) either (A) the beneficial owner of the notes certifies to us or our paying agent on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address, or (B) the notes are held through certain foreign intermediaries that have entered into a “qualified intermediary” or similar agreement with the IRS and the beneficial owner of the notes satisfies certification requirements of applicable Treasury Regulations.
      If a Non-U.S. Holder cannot satisfy the requirements of the Portfolio Interest Exemption with respect to payments of interest that are not effectively connected with a U.S. trade or business of the Non-U.S. Holder, there will be withholding on such payments made to such Non-U.S. Holder at the regular 30% U.S. federal withholding tax rate unless a treaty applies to reduce or eliminate withholding (as certified on IRS Form W-8BEN or successor form).
      If interest on a note is effectively connected with the conduct of a U.S. trade or business of the beneficial owner, the Non-U.S. Holder generally will be subject to U.S. federal income tax on such interest on a net income basis in the same manner as if it were a U.S. Holder, and will not be subject to U.S. federal withholding tax provided that a properly completed IRS Form W-8ECI (or successor form) or W-8BEN (or successor form) is delivered to us or our paying agent (or other person required to withhold). In addition, if such Non-U.S. Holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% (or lower applicable treaty rate) of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, interest on a note will be included in such foreign corporation’s earnings and profits.

Disposition of Notes
      Generally, no U.S. federal withholding tax will be required with respect to any gain realized by a Non-U.S. Holder upon the sale, exchange or other disposition of a note. A Non-U.S. Holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange or other disposition of a note unless (a) the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 or more days in the taxable year of the disposition and certain other conditions are met, or (b) such gain is effectively connected with the Non-U.S. Holder’s U.S. trade or business.
          Information Reporting and Backup Withholding
      Information reporting may apply with respect to payments that we make to a Non-U.S. Holder. Backup withholding generally will not apply if the Non-U.S. Holder properly certifies its non-U.S. status.
      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against such beneficial owner’s U.S. federal income tax liability provided that such beneficial owner provides the required information to the IRS.
Luxembourg
      The following is a summary discussion of certain material Luxembourg tax consequences with respect to the notes. The summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to any particular holder of notes, and does not purport to include tax considerations that arise from rules of general application or that are generally assumed to be known to holders of notes. It is not intended to be, nor should it be construed to be, legal or tax advice. This discussion is based on Luxembourg laws and regulations as they stand on the date of this prospectus and is subject to any change in law or regulations or changes in interpretation or application thereof that may take effect after such date. Prospective investors in the notes should therefore consult their own professional advisers as to the effects of state, local or foreign laws and regulations, including Luxembourg tax law and regulations, to which they may be subject.
          Tax Consequences of the Exchange Offer
      The exchange offer and its completion will not in the belief of the Company require recognition of any capital gain in Luxembourg. If it was considered that the value of the New Notes is higher than the value of the Restricted Notes based on the mere fact that they are not restricted, notwithstanding the fact that they will not be entitled to the conditional right to receive additional interest payments, then the gain arising from the exchange offer would only become taxable in Luxembourg if the holder of the Restricted Notes is a resident of Luxembourg, or in case such gain is attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg.
      All payments of interest and principal by the Issuers under the notes can be made free of withholding or deduction for or on account of any taxes of whatsoever nature imposed, levied, withheld, or assessed by Luxembourg or any political subdivision or taxing authority thereof or therein in accordance with applicable law, subject however to:

(i) the application of the Luxembourg law of 21 June 2005 implementing the European Union Savings Directive and providing for the possible application of a withholding tax (15% from 1 July 2005 to 30 June 2008, 20% from 1 July 2008 to 30 June 2011 and 35% from 1 July 2011) on interest paid to certain non-Luxembourg resident investors (individuals and certain types of entities called “residual entities”) in the event the Issuer appoints a paying agent in Luxembourg within the meaning of the above-mentioned directive (see “— EU Savings Directive,” below); and

(ii) the application of the Luxembourg law of 23 December 2005 which has introduced a 10% final withholding tax on savings income (i.e. with certain exemptions, savings income within the meaning of the Luxembourg law of 21 June 2005 implementing the European Union Savings Directive) in respect of Luxembourg resident individuals.

      Responsibility for the withholding of tax in connection with the above-mentioned Luxembourg laws of 21 June 2005 and 23 December 2005 shall be assumed by the Luxembourg paying agent within the meaning of these laws and not by the relevant Issuer.
      As of 1 January 2006 a 10 per cent withholding tax applies on interest payments made by Luxembourg paying agents to Luxembourg individual residents. This withholding tax also applies on accrued interest received upon sale, redemption or repurchase of the notes. Regarding individual resident in another European Union member state, the withholding tax treatment is subject to the EU Savings Directive.
      A holder of a Note who derives income from such Note or who realizes a gain on the disposal or redemption thereof will not be subject to Luxembourg taxation on income or capital gains unless:

(i) such holder is, or is deemed to be, resident in Luxembourg; or

(ii) such income or gain is attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg;
      Luxembourg net wealth tax will not be levied on a holder of a Note unless:

(i) such holder is, or is deemed to be, resident in Luxembourg for the purpose of the relevant provisions; or

(ii) such Note is attributable to an enterprise or part thereof which is carried on through a permanent establishment or a permanent representative in Luxembourg;
      In respect of individuals, the Luxembourg law of 23 December 2005 has abolished the net wealth tax with effect from 1 January 2006.
      No Luxembourg inheritance tax is levied on the transfer of the notes upon death of a Noteholder in cases where the deceased was not a resident of Luxembourg for inheritance tax purposes.
      Luxembourg gift tax will be levied in case the gift is made pursuant to a notarial deed signed before a Luxembourg notary.
      It is not compulsory that the Notes be filed, recorded or enrolled with any court, or other authority in Luxembourg or that registration tax, transfer tax, capital tax, stamp duty or any other similar tax or duty be paid in respect of or in connection with the execution, delivery and/or enforcement by legal proceedings (including any foreign judgment in the courts of Luxembourg) of the notes, in accordance therewith, except that, in case of use of the notes, either directly or by way of reference, (i) in a public deed, (ii) in a judicial proceeding in Luxembourg or (iii) before any other Luxembourg official authority (autorité constituée), registration will in principle be ordered which implies the application of a fixed or an ad valorem registration duty and calculated on the amounts mentioned in the notes.
      There is no Luxembourg value-added tax payable in respect of payments in consideration for the issue of the notes or in respect of the payment of interest or principal under the notes or the transfer of notes, provided that Luxembourg value-added tax may, however, be payable in respect of fees charged for certain services rendered to the Issuer, if for Luxembourg value-added tax purposes such services are rendered, or are deemed to be rendered, in Luxembourg and an exemption from Luxembourg value-added tax does not apply with respect to such services.
      A holder of a Note will not become resident, or deemed to be resident, in Luxembourg by reason only of the holding of such Note or the execution, performance, delivery and/or enforcement of that or any other Note.

EU Savings Directive
      On 3 June 2003, the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income (the “EU Savings Directive”). The EU Savings Directive is, in principle, applied by Member States as from 1 July 2005 and has been implemented in Luxembourg by the Law of 21 June 2005.
      Under the EU Savings Directive, each Member State is required to provide to the tax authorities of another Member State details of payments of interest or other similar income paid by a paying agent within the meaning of the EU Savings Directive to an individual resident or certain types of entities called “residual entities” established in that other Member State (or certain dependent and associated territories).
      For a transitional period, however, Austria, Belgium and Luxembourg are permitted to apply an optional information reporting system whereby if a beneficial owner does not comply with one of two procedures for information reporting, the Member State will levy a withholding tax on payments to such beneficial owner. The withholding tax system will apply for a transitional period during which the rate of withholding will be 15% from 1 July 2005 to 30 June 2008, 20% from 1 July 2008 to 30 June 2011 and 35% as of 1 July 2011. The transitional period is to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments. See “European Union Directive on the Taxation of Savings Income in the Form of Interest Payments (Council Directive 2003/48/ EC)”.
      Also with effect from 1 July 2005, a number of non-EU countries (Switzerland, Andorra, Liechtenstein, Monaco and San Marino), have agreed to adopt similar measures (either provision of information or transitional withholding) in relation to payments made by a paying agent within its jurisdiction to, or collected by such a paying agent for, an individual resident or a residual entity established in a Member State. In addition, the Member States have entered into reciprocal provision of information or transitional withholding arrangements with certain of those dependent or associated territories (Jersey, Guernsey, Isle of Man, Montserrat, British Virgin Islands, Netherlands Antilles and Aruba) in relation to payments made by a paying agent in a Member State to, or collected by such a paying agent for, an individual residual or an entity established in one of those territories.

PLAN OF DISTRIBUTION
      Each broker-dealer that receives notes for its own account under the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer for resales of notes received for its own account in exchange for restricted notes that had been acquired as a result of market making or other trading activities (“participating broker-dealers”). We have agreed that until the earlier of (a) 180 days from the date on which the exchange offer registration statement is declared effective or (b) the date on which a broker-dealers is no longer required to deliver a prospectus, we will make this prospectus, as it may be amended or supplemented, available to any participating broker-dealer for use in connection with any such resale. Any participating broker-dealers required to use this prospectus and any amendments or supplements to this prospectus for resales of the notes must notify us of this fact by checking the box on the letter of transmittal requesting additional copies of these documents or by writing or telephoning the exchange agent at the address or telephone number set forth in the letter of transmittal.
      We will not receive any proceeds from any sale of notes by broker-dealers or other persons. Notes received by broker-dealers for their own account under the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on those notes or a combination of those methods, at market prices prevailing at the time of resale, at prices related to prevailing market prices or at negotiated prices. Any resales may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from the selling broker-dealer or the purchasers of the notes. Any participating broker-dealer that resells notes received by it for its own account under the exchange offer and any broker or dealer that participates in a distribution of the notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of these notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a participating broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.
      We have agreed to pay all expenses incidental to the exchange offer other than commissions and concessions of any broker or dealer and to indemnify the initial purchaser of the restricted notes, the holders of the restricted notes (including participating broker-dealers), their respective affiliates, directors and officers, and each person, if any, who controls any of the foregoing within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, against specified liabilities, including certain liabilities under the Securities Act.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES
      We are a German company. Some of our directors and executive officers and some of the experts named in this prospectus are residents of Germany. A substantial portion of our assets and the assets of those individuals is located outside the U.S. As a result, it may be difficult or impossible for investors to effect service of process upon those persons within the U.S. with respect to matters arising under the U.S. federal securities laws or to enforce against them in U.S. courts judgments of U.S. courts predicated on the civil liability provisions of the U.S. federal securities laws. We have been advised by our German counsel, Nörr Stiefenhofer Lutz, that there may be doubt as to the enforceability in Germany, in original actions, of liabilities predicated on the U.S. federal securities laws and that in Germany both recognition and enforcement of court judgments with respect to the civil liability provisions of the U.S. federal securities laws are solely governed by the provisions of the German Civil Procedure Code (Zivilprozessordnung). In some cases, especially when according to the German statutory provisions, the international jurisdiction of the U.S. court will not be recognized or if the judgment conflicts with basic principles of German law (e.g., the restrictions to compensatory damages and pre-trial discovery), the U.S. judgment might not be recognized by a German court. The service of process in U.S. proceedings on persons in Germany is regulated by a multilateral treaty guaranteeing service of writs and other legal documents in civil cases if the current address of the defendant is known.
EXPERTS
      Our consolidated financial statements and schedule as of December 31, 2006 and 2005, and for each of the years in the three-year period ended December 31, 2006, have been included herein and in the registration statement in reliance upon the report of KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftprüfungsgesellschaft, independent registered public accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing. The audit report covering the financial statements for the year ended December 31, 2006 refers to the fact that the Company adopted FASB Statements No. 158, “Employers’ Accounting for Defined Benfit Pension and Other Postretirement Plans” and No. 123 (revised), “Share-Based Payments.”
LEGAL MATTERS
      The validity of the notes and the guarantees and certain matters with respect to Fresenius Medical Care Holdings, Inc. will be passed upon for the Company by Baker & McKenzie LLP, and certain matters with respect to the Company and Fresenius Medical Care Deutschland GmbH will be passed upon by Nörr Stiefenhofer Lutz Partnerschaft. Dr. Dieter Schenk, a member of the firm of Nörr Stiefenhofer Lutz, is Vice Chairman of the Supervisory Board of the Company’s general partner and of the Company’s Supervisory Board, and is also a member of the Supervisory Board of Fresenius SE. Dr. Schenk is one of the executors of the estate of the late Mrs. Else Kröner. Else Kröner-Fresenius-Stiftung, a charitable foundation established under the will of the late Mrs. Kröner, owns the majority of the voting shares of Fresenius SE. Dr. Schenk is also the Chairman of the administration board of Else Kröner-Fresenius-Stiftung. Certain matters with respect to the Issuer will be passed on by Wildgen & Partners.
GENERAL INFORMATION
      We intend to apply to include the notes on the official list of the Luxembourg Stock Exchange for trading on the Euro MTF market. We have appointed Fortis Bank as the initial listing agent for the Luxembourg Stock Exchange. The notes represented by the global certificate have been assigned CUSIP number 30250D AB1 and have been assigned ISIN number US302050DAB10.

FRESENIUS MEDICAL CARE AG & Co. KGaA
Consolidated Statements of Income
(Unaudited)
(In thousands, except per share data)

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,

	2007	2006	2007	2006

Net revenue:
Dialysis Care	$1,800,771	$1,703,866	$5,356,669	$4,628,064
Dialysis Products	625,371	530,459	1,794,357	1,518,623

	2,426,142	2,234,325	7,151,026	6,146,687
Costs of revenue:
Dialysis Care	1,276,499	1,205,567	3,808,755	3,312,111
Dialysis Products	311,702	277,994	882,592	776,477

	1,588,201	1,483,561	4,691,347	4,088,588
Gross profit	837,941	750,764	2,459,679	2,058,099
Operating expenses:
Selling, general and administrative	425,590	391,403	1,263,681	1,096,561
Gain on sale of dialysis clinics	—	(1,258)	—	(40,233)
Research and development	15,639	11,814	43,546	37,347

Operating income	396,712	348,805	1,152,452	964,424
Other (income) expense:
Interest income	(8,705)	(4,497)	(19,048)	(14,844)
Interest expense	103,538	104,071	300,367	269,914

Income before income taxes and minority interest	301,879	249,231	871,133	709,354
Income tax expense	114,750	105,357	331,097	314,401
Minority interest	6,371	4,685	20,320	10,231

Net income	$180,758	$139,189	$519,716	$384,722

Basic income per ordinary share	$0.61	$0.47	$1.76	$1.31

Fully diluted income per ordinary share	$0.61	$0.47	$1.75	$1.30

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA
Consolidated Balance Sheets
(In thousands, except share and per share data)

	September 30,	December 31,
	2007	2006

	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$237,903	$159,010
Trade accounts receivable, less allowance for doubtful accounts of $230,154 in 2007 and $207,293 in 2006	1,959,831	1,848,695
Accounts receivable from related parties	93,452	143,349
Inventories	624,152	523,929
Prepaid expenses and other current assets	552,546	443,854
Deferred taxes	291,573	293,079

Total current assets	3,759,457	3,411,916
Property, plant and equipment, net	1,934,430	1,722,392
Intangible assets	659,699	661,365
Goodwill	7,051,638	6,892,161
Deferred taxes	76,499	62,722
Other assets	279,899	294,125

Total assets	$13,761,622	$13,044,681

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$361,304	$316,188
Accounts payable to related parties	195,766	236,619
Accrued expenses and other current liabilities	1,406,798	1,194,939
Short-term borrowings	76,243	331,231
Short-term borrowings from related parties	45,939	4,575
Current portion of long-term debt and capital lease obligations	46,038	160,135
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries — current portion	665,067	—
Income tax payable	102,699	116,059
Deferred taxes	23,590	15,959

Total current liabilities	2,923,444	2,375,705
Long-term debt and capital lease obligations, less current portion	4,032,433	3,829,341
Other liabilities	151,982	149,684
Pension liabilities	127,877	112,316
Income tax payable	100,755	—
Deferred taxes	341,632	378,487
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	647,595	1,253,828
Minority interest	107,869	75,158

Total liabilities	8,433,587	8,174,519
Shareholders’ equity:
Preference shares, no par value, €1.00 nominal value, 12,356,880 shares authorized, 3,765,721 issued and outstanding	4,173	4,098
Ordinary shares, no par value, €1.00 nominal value, 373,436,220 shares authorized, 292,405,855 issued and outstanding	360,832	359,527
Additional paid-in capital	3,201,239	3,153,556
Retained earnings	1,689,706	1,358,397
Accumulated other comprehensive income (loss)	72,085	(5,416)

Total shareholders’ equity	5,328,035	4,870,162

Total liabilities and shareholders’ equity	$13,761,622	$13,044,681

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA
Consolidated Statements of Cash Flows
(Unaudited)
(In thousands)

	For the Nine Months Ended
	September 30,

	2007	2006

Operating Activities:
Net income	$519,716	$384,722
Adjustments to reconcile net income to net cash provided by operating activities:
Settlement of shareholder proceedings	—	(880)
Depreciation and amortization	259,861	221,258
Change in minority interest	33,051	15,506
Change in deferred taxes, net	13,911	19,324
Loss on sale of fixed assets and investments	1,934	3,344
Compensation expense related to stock options	16,305	11,617
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(38,418)	10,148
Inventories	(74,581)	(59,114)
Prepaid expenses, other current and non-current assets	(85,563)	(96,345)
Accounts receivable from /payable to related parties	(7,698)	(4,269)
Accounts payable, accrued expenses and other current and non-current liabilities	199,207	85,993
Income tax payable	52,478	(51,708)
Tax payments related to divestitures and acquisitions	—	(74,605)

Net cash provided by operating activities	890,203	464,991

Investing Activities:
Purchases of property, plant and equipment	(385,896)	(288,205)
Proceeds from sale of property, plant and equipment	21,850	15,903
Acquisitions and investments, net of cash acquired	(139,592)	(4,189,537)
Proceeds from divestitures	29,495	506,693

Net cash used in investing activities	(474,143)	(3,955,146)

Financing Activities:
Proceeds from short-term borrowings	44,277	32,218
Repayments of short-term borrowings	(53,419)	(27,438)
Proceeds from short-term borrowings from related parties	43,554	269,920
Repayments of short-term borrowings from related parties	(4,566)	(259,921)
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs of $15,976 in 2007 and $85,828 in 2006)	511,689	3,965,001
Repayments of long-term debt and capital lease obligations	(448,361)	(854,968)
(Decrease) Increase of accounts receivable securitization program	(266,000)	193,250
Proceeds from exercise of stock options	32,607	47,947
Proceeds from conversion of preference shares into ordinary shares	—	306,759
Dividends paid	(188,407)	(153,720)
Distributions to minority interest	(14,980)	(7,347)

Net cash (used in) provided by financing activities	(343,606)	3,511,701

Effect of exchange rate changes on cash and cash equivalents	6,439	20,971

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	78,893	42,517
Cash and cash equivalents at beginning of period	159,010	85,077

Cash and cash equivalents at end of period	$237,903	$127,594

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA
Consolidated Statement of Shareholders’ Equity
For the nine months ended September 30, 2007 (unaudited) and year ended December 31, 2006
(In thousands, except share and per share data)

							Accumulated Other
							Comprehensive Income (Loss)
	Preference Shares		Ordinary Shares
					Additional		Foreign
	Number of	No par	Number of	No par	Paid in	Retained	Currency	Cash Flow
	Shares	Value	Shares	Value	Capital	Earnings	Translation	Hedges	Pensions	Total

Balance at December 31, 2005	83,286,537	$90,740	210,000,000	$270,501	$2,779,873	$975,371	$(106,185)	$18,964	$(55,558)	$3,973,706
Proceeds from exercise of options and related tax effects	313,164	395	1,561,407	1,989	51,202					53,586
Proceeds from conversion of preference shares into ordinary shares	(79,888,266)	(87,037)	79,888,266	87,037	306,759					306,759
Compensation expense related to stock options					16,610					16,610
Dividends paid						(153,720)				(153,720)
Settlement of shareholder proceedings					(888)					(888)
Comprehensive income (loss)
Net income						536,746				536,746
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								18,223		18,223
Foreign currency translation							114,494			114,494
Adjustments relating to pension obligations, net of related tax effects									15,952	15,952

Comprehensive income										685,415
Effect of adoption of SFAS 158									(11,306)	(11,306)

Balance at December 31, 2006	3,711,435	$4,098	291,449,673	$359,527	$3,153,556	$1,358,397	$8,309	$37,187	$(50,912)	$4,870,162

Proceeds from exercise of options and related tax effects	54,286	75	956,182	1,305	31,378					32,758
Compensation expense related to stock options					16,305					16,305
Dividends paid						(188,407)				(188,407)
Comprehensive income (loss)
Net income						519,716				519,716
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								(17,844)		(17,844)
Foreign currency translation							92,991			92,991
Adjustments relating to pension obligations, net of related tax effects									2,354	2,354

Comprehensive income										597,217

Balance at September 30, 2007	3,765,721	$4,173	292,405,855	$360,832	$3,201,239	$1,689,706	$101,300	$19,343	$(48,558)	$5,328,035

See accompanying notes to unaudited consolidated financial statements

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements
(Unaudited)
(In thousands, except share and per share data)

1.	The Company and Basis of Presentation
The Company
      Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company”), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), is the world’s largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease (“ESRD”). The Company’s dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States, the Company also performs clinical laboratory testing and provides inpatient dialysis services and other services under contract to hospitals.
Basis of Presentation
      The consolidated financial statements at September 30, 2007 and for the three-and nine-month periods ended September 30, 2007 and 2006 contained in this report are unaudited and should be read in conjunction with the consolidated financial statements contained in the Company’s 2006 Annual Report on Form 20-F/ A. Such financial statements reflect all adjustments that, in the opinion of management, are necessary for a fair presentation of the results of the periods presented. All such adjustments are of a normal recurring nature.
      The results of operations for the three- and nine-month periods ended September 30, 2007 are not necessarily indicative of the results of operations for the year ending December 31, 2007.
      The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
      Any tax assessed by a governmental authority that is incurred as a result of a revenue transaction is reported on a net basis, i.e., excluded from revenues.
      All share and per share amounts have been adjusted to reflect the three-for-one stock split for both ordinary and preference shares which became effective upon registration in the commercial register on June 15, 2007.

2.	Pro Forma Financial Information
      On March 31, 2006, the Company completed the acquisition of Renal Care Group, Inc. (“RCG” and the “RCG Acquisition”). The operations of RCG acquired in 2006 are included in the Company’s consolidated statements of income and cash flows from April 1, 2006; therefore, the 2007 year-to-date results are not comparable with the year-to-date results for 2006.

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
      The following financial information, on a pro forma basis, reflects the consolidated results of operations as if the RCG Acquisition and the related clinic divestitures had been consummated at the beginning of 2006. The pro forma information includes adjustments primarily for eliminations, amortization of intangible assets, interest expense on acquisition debt, and income taxes. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been consummated at the beginning of the respective periods.

Nine Months Ended
Unaudited	September 30, 2006

Pro forma net revenue	$6,457,222
Pro forma net income	384,199
Pro forma net income per ordinary share:
Basic	1.31
Fully diluted	1.30

3.	Inventories
      As of September 30, 2007 and December 31, 2006, inventories consisted of the following:

	September 30,	December 31,
	2007	2006

Raw materials and purchased components	$129,331	$108,584
Work in process	49,514	41,272
Finished goods	356,750	269,496
Health care supplies	88,557	104,577

Inventories	$624,152	$523,929

4.	Short-Term Borrowings and Short-Term Borrowings from Related Parties
      As of September 30, 2007 and December 31, 2006, short-term borrowings and short-term borrowings from related parties consisted of the following:

	September 30,	December 31,
	2007	2006

Borrowings under lines of credit	$76,243	$65,231
Accounts receivable facility	—	266,000

Short-term borrowings	76,243	331,231
Short-term borrowings from related parties	45,939	4,575

Short-term borrowings including related parties	$122,182	$335,806

      The Company reduced the balance outstanding under the accounts receivable facility to zero in the third quarter 2007 by applying $184,024 of the proceeds of the issuance of senior notes on July 2, 2007 (see Note 5), and cash flows generated from operations. On September 30, 2007, the Company received an advance of $43,800 under its current loan agreement with the Company’s parent, Fresenius SE (formerly Fresenius AG and the owner of the Company’s general partner), which was due and repaid on October 31, 2007. The advance carried interest at 5.105% per annum.

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

5.	Long-term Debt and Capital Lease Obligations
      As of September 30, 2007 and December 31, 2006, long-term debt and capital lease obligations consisted of the following:

	September 30,	December 31,
	2007	2006

2006 Senior Credit Agreement	$3,160,373	$3,564,702
Senior Notes	491,347	—
Euro Notes	283,580	263,400
EIB Agreements	84,618	84,618
Capital lease obligations	8,008	8,286
Other	50,545	68,470

	4,078,471	3,989,476
Less current maturities	(46,038)	(160,135)

	$4,032,433	$3,829,341

      The following table shows the available and outstanding amounts under the 2006 Senior Credit Agreement at September 30, 2007, and December 31, 2006:

	Maximum Amount Available		Balance Outstanding

	September 30,	December 31,	September 30,	December 31,
	2007	2006	2007	2006

Revolving Credit	$1,000,000	$1,000,000	$32,248	$67,827
Term Loan A	1,550,000	1,760,000	1,550,000	1,760,000
Term Loan B	1,578,125	1,736,875	1,578,125	1,736,875

	$4,128,125	$4,496,875	$3,160,373	$3,564,702

      On July 2, 2007, FMC Finance III S.A., a wholly-owned subsidiary of the Company, issued $500,000 aggregate principal amount of 6 7/8% senior notes due 2017 (the “Senior Notes”) at a discount resulting in an effective interest rate of 7 1/8%. The Senior Notes are guaranteed on a senior basis jointly and severally by the Company and by its subsidiaries Fresenius Medical Care Holdings, Inc. (“FMCH”) and Fresenius Medical Care Deutschland GmbH (“D-GmbH”). We may redeem the Senior Notes at any time at 100% of principal plus accrued interest and a premium calculated pursuant to the terms of the indenture. The holders have a right to request that we repurchase the Senior Notes at 101% of principal plus accrued interest upon the occurrence of a change of control followed by a decline in the rating of the Senior Notes. The proceeds, net of discounts, bank fees and other offering related expenses totaling approximately $484,024, of which $150,000 was used to reduce the 5-year term loan facility (“Term Loan A”) and $150,000 to reduce the 7-year term loan facility (“Term Loan B”) under the Company’s $4.6 billion syndicated credit facility (the “2006 Senior Credit Agreement”). The remaining $184,024 was applied to the outstanding balance under its short-term accounts receivable facility (See Note 4). The discount is being amortized over the life of the Senior Notes using the interest method.
      Under the terms of the 2006 Senior Credit Agreement, advance payments on the term loans are applied first against the next four quarterly payments due with any amounts in excess of the four quarterly payments applied on a pro-rata basis against any remaining payments. As a result of the advance payments on the Term Loans, no payments will be made or will be due for either Term Loan A or B until the third quarter of 2008.

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

6.	Stock Options
      On July 30, 2007, the Company awarded 2,395,962 options under the Fresenius Medical Care AG and Co. KGaA Stock Option Plan 2006 (the “2006 Plan), including 398,400 to members of the Management Board of Fresenius Medical Care Management AG, the Company’s general partner, at an exercise price of $46.22 (€33.91), a fair value of $13.23 (€9.71) each and a total fair value of $31,709, which will be amortized over the three year vesting period.

7.	Earnings Per Share
      The following table contains reconciliations of the numerators and denominators of the basic and diluted earnings per share computations for the three- and nine-month periods ended September 30, 2007 and 2006:

	For the Three Months Ended		For the Nine Months Ended
	September 30,		September 30,

	2007	2006	2007	2006

Numerators:
Net income	$180,758	$139,189	$519,716	$384,722
less:
Dividend preference on preference shares	26	24	75	66

Income available to all classes of shares	$180,732	$139,165	$519,641	$384,656

Denominators:
Weighted average number of:
Ordinary shares outstanding	292,062,414	290,888,289	291,721,451	290,367,524
Preference shares outstanding	3,747,548	3,650,988	3,728,265	3,548,433

Total weighted average shares outstanding	295,809,962	294,539,277	295,449,716	293,915,957
Potentially dilutive ordinary shares	1,085,285	1,369,624	1,070,722	1,187,985
Potentially dilutive preference shares	137,770	199,027	141,617	235,066

Total weighted average ordinary shares outstanding assuming dilution	293,147,699	292,257,913	292,792,173	291,555,509
Total weighted average preference shares outstanding assuming dilution	3,885,318	3,850,015	3,869,882	3,783,499
Basic income per ordinary share	$0.61	$0.47	$1.76	$1.31
Plus preference per preference shares	0.01	0.01	0.02	0.02

Basic income per preference share	$0.62	$0.48	$1.78	$1.33

Fully diluted income per ordinary share	$0.61	$0.47	$1.75	$1.30
Plus preference per preference shares	0.01	0.01	0.02	0.02

Fully diluted income per preference share	$0.62	$0.48	$1.77	$1.32

8.	Employee Benefit Plans
      The Company currently has two principal pension plans, one for German employees, the other covering employees in the United States, which has been curtailed. Plan benefits are generally based on years of service and final salary. Consistent with predominant practice in Germany, the Company’s pension obligations in Germany are unfunded. Each year Fresenius Medical Care Holdings, Inc. (“FMCH”), a substantially wholly-owned subsidiary of the Company, contributes to the plan covering United States employees at least the minimum required by the Employee Retirement Income Security Act of 1974, as amended. There is no minimum funding

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
requirement for FMCH for the defined benefit pension plan in 2007. FMCH made contributions of $1,061 in the nine-month period ending September 30, 2007, and at this time expects to make voluntary contributions of $1,195 in total during 2007.
      The following table provides the calculations of net periodic benefit cost for the three- and nine-month periods ended September 30, 2007 and 2006.

	For the Three		For the Nine
	Months Ended		Months Ended
	September 30,		September 30,

	2007	2006	2007	2006

Components of net periodic benefit cost:
Service cost	2.212	2.073	6.523	6.106
Interest cost	4.624	4.232	13.790	12.624
Expected return on plan assets	(4.090)	(3.840)	(12.270)	(11.520)
Amortization unrealized losses	1.284	2.125	3.830	6.448
Amortization of prior service cost	—	54	—	157

Net periodic benefit cost	4.030	4.644	11.873	13.815

9.	Income Taxes
      The Company adopted FASB Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 Accounting for Income Taxes (“FAS 109”) as of January 1, 2007. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109, Accounting for Income Taxes. FIN 48 prescribes a two step approach to the recognition and measurement of all tax positions taken or expected to be taken in a tax return. The enterprise must determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If the threshold is met, the tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement and is recognized in the financial statements. The implementation of this interpretation had no impact on the assets and liabilities of the Company.
      FMC-AG & Co. KGaA companies are subject to tax audits in Germany and the U.S. on a regular basis and on-going tax audits in other jurisdictions. In Germany, the tax audit for the years 1998 until 2001 is substantially finalized with all results of this tax audit sufficiently recognized in the financial statements as of December 31, 2006. Fiscal years 2002 through 2005 are currently under audit and fiscal year 2006 is open to audit. The Company filed a lawsuit against the decision of the tax authority regarding the disallowance of certain deductions taken for fiscal year 1997 and has included the related unrecognized tax benefit in the total unrecognized tax benefit noted below.
      In the U.S., except for refund claims the Company has filed relative to the disallowance of tax deductions with respect to certain civil settlement payments for 2000 and 2001, the federal tax audit for the years 1999 through 2001 is completed. The tax has been paid and all results are recognized in the financial statements as of December 31, 2006. The unrecognized tax benefit relating to these deductions is included in the total unrecognized tax benefit noted below. The Federal tax audit for the years 2002 through 2004 has recently been completed. Except for the disallowance of all deductions taken during the period for interest expense related to intercompany mandatorily redeemable preferred securities, the proposed adjustments are routine in nature and have been recognized in the financial statements. The Company intends to protest the disallowed deductions and some routine adjustments and avail itself of all remedies. Fiscal years 2005 and 2006 are open to audit. There are

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
a number of state audits in progress and various years are open to audit in various states. All expected results have been recognized in the financial statements.
      Subsidiaries of FMC-AG & Co. KGaA in a number of countries outside of Germany and the U.S. are also subject to tax audits. The Company estimates that the effects of such tax audits are not material to these consolidated financial statements.
      Upon adoption of FIN 48, the Company had $302,552 of unrecognized tax benefits including the amounts relating to the tax audit items for Germany and the U.S. noted above. The vast majority of these unrecognized tax benefits would reduce the effective tax rate if recognized. There have been no material changes to unrecognized tax benefits during the nine-month period ending September 30, 2007. The Company is currently not in a position to forecast the timing and magnitude of changes in the unrecognized tax benefits. It is the Company’s policy to recognize interest and penalties related to its tax positions as income tax expense. At January 1, 2007, the Company had total accruals of $57,832 for such interest and penalties.
      The German Business Tax Reform Act (Unternehmensteuerreformgesetz 2008) was enacted in the third quarter 2007 resulting in a reduction of the corporate income tax rate from 25% to 15% for German companies. This reduction together with technical changes to trade tax rules will reduce the Company’s German entities combined corporate income tax rate effective as of January 1, 2008. Deferred tax assets and liabilities for German entities which will be realized in 2008 and beyond, were revalued to reflect the new enacted tax rate. The revaluation of deferred tax assets and liabilities resulted in a deferred tax benefit of $3,077 which has been included in operations for the three-month period ended September 30, 2007.

10.	Commitments and Contingencies
Legal Proceedings
Commercial Litigation
      The Company was originally formed as a result of a series of transactions it completed pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996, by and between W.R. Grace & Co. and Fresenius SE, formerly called Fresenius AG (the “Merger”). At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care, Inc. (“NMC”), which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.
      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.
      In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 without interest to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.
      On April 4, 2003, FMCH filed a suit in the U.S. District Court for the Northern District of California, styled Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgment in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art. On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH, entered a judgment of validity and infringement with respect to three of the patents and ordered a retrial of certain aspects of the case. On October 29, 2007 the jury in the retrial found FMCH liable to Baxter for damages of $14.3 million. We intend to appeal the court’s rulings to set aside the original jury verdict in favor of FMCH. An adverse judgment in any new trial could have a material adverse impact on our business, financial condition and results of operations.
      FMC AG & Co. KGaA’s Australian subsidiary, Fresenius Medical Care Australia Pty Limited (“Fresenius Medical Care Australia”) and Gambro Pty Limited and Gambro AB (together “the Gambro Group”) are in litigation regarding infringement and damages with respect to the Gambro AB patent protecting intellectual property in relation to a system for preparation of dialysis or replacement fluid, the Gambro Bicart device in Australia (“the Gambro Patent”). As a result of the commercialization of a system for the preparation of dialysis fluid based on the Fresenius Medical Care Bibag device in Australia, the Australian courts concluded that Fresenius Medical Care Australia infringed the Gambro Patent. The parties are still in legal dispute with respect to the issue of potential damages related to the patent infringement. As the infringement proceedings have solely been brought in the Australian jurisdiction any potential damages to be paid by Fresenius Medical Care Australia will be limited to the potential losses of the Gambro Group caused by the patent infringement in Australia.
Other Litigation and Potential Exposures
      RCG was named as a nominal defendant in a second amended complaint filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville against former officers and directors of RCG which purports to constitute a class action and derivative action relating to alleged unlawful actions and breaches of fiduciary duty in connection with the RCG Acquisition and in connection with alleged

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
improper backdating and/or timing of stock option grants. The amended complaint was styled Indiana State District Council of Laborers and Hod Carriers Pension Fund, on behalf of itself and all others similarly situated and derivatively on behalf of RCG, Plaintiff, vs. RCG, Gary Brukardt, William P. Johnston, Harry R. Jacobson, Joseph C. Hutts, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray, Peter J. Grua, C. Thomas Smith, Ronald Hinds, Raymond Hakim and R. Dirk Allison, Defendants. The complaint sought damages against former officers and directors and did not state a claim for money damages directly against RCG. On August 27, 2007, this suit was dismissed by the trial court without leave to amend. Plaintiff subsequently appealed and the matter remains pending in the appellate court of Tennessee.
      FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received a subpoena from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. FMCH received its subpoena in April 2005. RCG received its subpoena in August 2005. The subpoenas require production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures, and anemia management programs, RCG’s supply company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. The Office of the Inspector General of the U.S. Department of Health and Human Services and the U.S. Attorney’s office for the Eastern District of Texas have also confirmed that they are participating in the review of the anemia management program issues raised by the U.S. Attorney’s office for the Eastern District of Missouri. On July 17, 2007, the U.S. Attorney’s office filed a civil complaint against RCG and FMCH in its capacity as RCG’s current corporate parent in United States District Court, Eastern District of Missouri. The complaint seeks monetary damages and penalties with respect to issues arising out of the operation of RCG’s Method II supply company through 2005, prior to the date of FMCH’s acquisition of RCG. The complaint is styled United States of America ex rel. Julie Williams et al. vs. Renal Care Group, Renal Care Group Supply Company and FMCH. The Company believes that RCG’s operation of its Method II supply company was in compliance with applicable law and will defend this litigation vigorously. We will continue to cooperate in the ongoing investigation. An adverse determination in this investigation or litigation or any settlement arising out of this investigation or litigation could result in significant financial penalties, and any adverse determination in any litigation arising out of the investigation could have a material adverse effect on the Company’s business, financial condition and results of operations.
      In October 2004, FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. The Company is cooperating with the government’s requests for information. While the Company believes that it has complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition, and results of operations.
      In May 2006, RCG received a subpoena from the U.S. Department of Justice, Southern District of New York in connection with an investigation into RCG’s administration of its stock option programs and practices, including the procedure under which the exercise price was established for certain of the option grants. The subpoena requires production of a broad range of documents relating to the RCG stock option program prior to the RCG Acquisition. The Company is cooperating with the government’s requests for information. The outcome and impact of this investigation cannot be predicted at this time.
      In August 2007, the Sheet Metal Workers National Pension Fund filed a complaint in the United States District Court for the Central District of California, Western Division (Los Angeles), alleging that Amgen, Inc.,

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
the Company and Davita Inc., marketed Amgen’s products, Epogen® and Aranesp®, to hemodialysis patients for uses not approved by the FDA and thereby caused a putative class of commercial insurers to pay for unnecessary prescriptions of these products. FMC intends to contest and defend this litigation vigorously. An adverse determination in this litigation could have a material adverse effect on the Company’s business, financial condition and results of operations.
      From time to time, the Company is a party to or may be threatened with other litigation or arbitration, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.
      The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s interpretations or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as the Company’s corporate integrity agreement with the U.S. federal government, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.
      The Company operates many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.
      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.
      The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
subsidiaries could have a material adverse effect upon its business, financial condition, and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.
Accrued Special Charge for Legal Matters
      At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115,000 payment under the Settlement Agreement, all other matters included in the special charge have been resolved. While the Company believes that its remaining accrual reasonably estimates its currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual.

11.	Business Segment Information
      The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis services and manufacturing and distributing products and equipment for the treatment of ESRD. In the U.S., the Company also engages in performing clinical laboratory testing and providing inpatient dialysis services and other services under contract to hospitals. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same services provided and products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.
      Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. Similarly, the Company does not allocate “corporate costs,” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc. because the Company believes that these costs are also not within the control of the individual segments. The Company also regards income taxes to be outside the segment’s control.

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
      Information pertaining to the Company’s business segments for the three-and nine-month periods ended September 30, 2007 and 2006 is set forth below. RCG’s operations are included commencing April 1, 2006.

	North
	America	International	Corporate	Total

Nine months ended September 30, 2007
Net revenue external customers	$4,957,479	$2,193,547	$—	$7,151,026
Inter-segment revenue	516	56,264	(56,780)	—

Total net revenue	4,957,995	2,249,811	(56,780)	7,151,026

Depreciation and amortization	(158,922)	(99,443)	(1,496)	(259,861)

Operating Income	826,191	385,526	(59,265)	1,152,452

Segment assets	10,479,227	3,215,641	66,754	13,761,622
Capital expenditures and acquisitions(1)	302,325	222,967	196	525,488
Nine months ended September 30, 2006
Net revenue external customers	$4,367,238	$1,779,449	$—	$6,146,687
Inter-segment revenue	860	43,972	(44,832)	—

Total net revenue	4,368,098	1,823,421	(44,832)	6,146,687

Depreciation and amortization	(137,035)	(83,138)	(1,085)	(221,258)

Operating Income	704,274	317,583	(57,433)	964,424

Segment assets	10,021,911	2,529,720	115,217	12,666,848
Capital expenditures and acquisitions(2)	4,376,936	100,681	124	4,477,741
Three months ended September 30, 2007
Net revenue external customers	$1,660,461	$765,681	$—	$2,426,142
Inter-segment revenue	—	16,891	(16,891)	—

Total net revenue	1,660,461	782,572	(16,891)	2,426,142

Depreciation and amortization	(54,225)	(34,656)	(488)	(89,369)

Operating income	282,927	134,929	(21,144)	396,712

Capital expenditures and acquisitions	82,416	77,259	50	159,725
Three months ended September 30, 2006
Net revenue external customers	$1,613,083	$621,242	$—	$2,234,325
Inter-segment revenue	261	16,828	(17,089)	—

Total net revenue	1,613,344	638,070	(17,089)	2,234,325

Depreciation and amortization	(50,507)	(28,567)	(342)	(79,416)

Operating income	257,179	113,115	(21,489)	348,805

Capital expenditures and acquisitions	92,739	31,624	75	124,438

(1)	International acquisitions exclude $8,473 of non-cash acquisitions for 2007.

(2)	International acquisitions exclude $4,611 of non-cash acquisitions for 2006. North America acquisitions include $4,145,190 for the acquisition of RCG at September 30, 2006.

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,

	2007	2006	2007	2006

Reconciliation of Measures to Consolidated Totals
Total operating income of reporting segments	$417,856	$370,294	$1,211,717	$1,021,857
Corporate expenses	(21,144)	(21,489)	(59,265)	(57,433)
Interest expense	(103,538)	(104,071)	(300,367)	(269,914)
Interest income	8,705	4,497	19,048	14,844

Total income before income taxes and minority interest	$301,879	$249,231	$871,133	$709,354

12.	Supplementary Cash Flow Information
      The following additional information is provided with respect to the consolidated statements of cash flows:

	Nine Months Ended
	September 30,

	2007	2006

Supplementary cash flow information:
Cash paid for interest	$320,354	$275,451

Cash paid for income taxes	$251,844	$365,499

Cash inflow for income taxes from stock option exercises	$6,430	$5,942

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$(220,538)	$(4,670,239)
Liabilities assumed	46,942	355,862
Minorities	12,220	56,294
Notes assumed in connection with acquisition	8,473	4,611

Cash paid	(152,903)	(4,253,472)
Less cash acquired	13,311	63,935

Net cash paid for acquisitions	$(139,592)	$(4,189,537)

13.	Supplemental Condensed Combining Information
      FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of the Company, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by the Company and by D-GmbH, a wholly-owned subsidiary of the Company, and by FMCH (D-GmbH and FMCH being “Guarantor Subsidiaries”). The subordinated debt and guarantees are held by four Fresenius Medical Care Capital Trusts, statutory business trusts organized under the laws of the State of Delaware which have issued trust preferred securities that are guaranteed by the Company through a series of undertakings by the Company and the Guarantor Subsidiary. The Company owns all of the common securities of these trusts. In December 2004, the Company assumed the obligations of its wholly owned subsidiaries as the issuer of senior subordinated indebtedness held by Fresenius Medical Care Capital Trust III and Fresenius Medical Care Capital Trust V. In

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)
addition, FMC Finance III S.A., a wholly-owned subsidiary of the Company, is the obligor on senior debt securities which are full and unconditionally guaranteed, jointly and severally on a senior basis, by the Company and the Guarantor Subsidiaries. The following combining financial information for the Company is as of September 30, 2007 and December 31, 2006 and for the nine-months ended September 30, 2007 and 2006, segregated between the Company, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, the Company and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

	For the Nine Months Period Ended September 30, 2007

		Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$1,738,763	$—	$6,808,471	$(1,396,208)	$7,151,026
Cost of revenue	—	1,353,170	—	4,711,304	(1,373,127)	4,691,347

Gross profit	—	385,593	—	2,097,167	(23,081)	2,459,679

Operating (income) expenses:
Selling, general and administrative	49,022	134,746	2,806	1,094,881	(17,774)	1,263,681
Research and development	—	31,451	—	12,095	—	43,546

Operating (loss) income	(49,022)	219,396	(2,806)	990,191	(5,307)	1,152,452

Other (income) expense:
Interest, net	12,492	12,183	145,891	113,154	(2,401)	281,319
Other, net	(608,650)	130,876	(430,000)	—	907,774	—

Income (loss) before income taxes and minority interest	547,136	76,337	281,303	877,037	(910,680)	871,133
Income tax expense (benefit)	27,420	83,896	(59,479)	304,735	(25,475)	331,097

Income (loss) before minority interest	519,716	(7,559)	340,782	572,302	(885,205)	540,036
Minority interest	—	—	—	—	20,320	20,320

Net income (loss)	$519,716	$(7,559)	$340,782	$572,302	$(905,525)	$519,716

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	For the Nine Months Ended September 30, 2006

		Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$1,252,862	$—	$5,973,411	$(1,079,586)	$6,146,687
Cost of revenue	—	929,798	—	4,228,935	(1,070,145)	4,088,588

Gross profit	—	323,064	—	1,744,476	(9,441)	2,058,099

Operating (income) expenses:
Selling, general and administrative	66,033	111,789	10,023	930,546	(21,830)	1,096,561
Gain on sale of legacy clinics	—	—	—	(40,233)	—	(40,233)
Research and development	—	27,185	—	10,162	—	37,347

Operating (loss) income	(66,033)	184,090	(10,023)	844,001	12,389	964,424

Other (income) expense:
Interest, net	19,996	11,177	134,803	88,107	987	255,070
Other, net	(492,446)	107,952	(322,744)	—	707,238	—

Income before income taxes and minority interest	406,417	64,961	177,918	755,894	(695,836)	709,354
Income tax expense (benefit)	21,695	66,419	(57,930)	280,319	3,898	314,401

Income (loss) before minority interest	384,722	(1,458)	235,848	475,575	(699,734)	394,953
Minority interest	—	—	—	—	10,231	10,231

Net income (loss)	$384,722	$(1,458)	$235,848	$475,575	$(709,965)	$384,722

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	At September 30, 2007

		Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$—	$65	$—	$237,838	$—	$237,903
Trade accounts receivable, less allowance for doubtful accounts	—	147,524	—	1,812,307	—	1,959,831
Accounts receivable from related parties	1,172,498	494,917	357,524	1,102,026	(3,033,513)	93,452
Inventories	—	159,226	—	547,237	(82,311)	624,152
Prepaid expenses and other current assets	20,968	23,628	100	512,195	(4,345)	552,546
Deferred taxes	2,101	—	—	254,494	34,978	291,573

Total current assets	1,195,567	825,360	357,624	4,466,097	(3,085,191)	3,759,457
Property, plant and equipment, net	188	120,960	—	1,875,030	(61,748)	1,934,430
Intangible assets	119	13,166	—	646,414	—	659,699
Goodwill	—	3,453	—	7,048,185	—	7,051,638
Deferred taxes	—	10,413	—	68,800	(2,714)	76,499
Other assets	5,980,262	1,231,878	7,855,765	(3,351,103)	(11,436,903)	279,899

Total assets	$7,176,136	$2,205,230	$8,213,389	$10,753,423	$(14,586,556)	$13,761,622

Current liabilities:
Accounts payable	$582	$28,002	$—	$332,720	$—	$361,304
Accounts payable to related parties	322,294	307,399	965,743	1,654,889	(3,054,559)	195,766
Accrued expenses and other current liabilities	23,676	130,130	6,381	1,236,321	10,290	1,406,798
Short-term borrowings	—	—	—	76,243	—	76,243
Short-term borrowings from related parties	1,071,128	—	—	(931,039)	(94,150)	45,939
Current portion of long-term debt and capital lease obligations	801	284	33,467	11,486	—	46,038
Company-guaranteed debentures of subsidiaries — current portion	—	—	—	665,067	—	665,067
Income tax payable	47,636	—	—	45,306	9,757	102,699
Deferred taxes	—	6,222	—	18,502	(1,134)	23,590

Total current liabilities	1,466,117	472,037	1,005,591	3,109,495	(3,129,796)	2,923,444
Long term debt and capital lease obligations, less current portion	329,820	425	2,558,782	5,725,986	(4,582,580)	4,032,433
Long term borrowings from related parties	4,471	220,117	—	931,039	(1,155,627)	—
Other liabilities	(550)	9,932	—	128,979	13,621	151,982
Pension liabilities	3,440	123,818	—	619	—	127,877
Income tax payable	43,092	—	—	22,680	34,983	100,755
Deferred taxes	1,711	—	—	337,124	2,797	341,632
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	647,595	—	647,595
Minority interest	—	—	7,412	100,457	—	107,869

Total liabilities	1,848,101	826,329	3,571,785	11,003,974	(8,816,602)	8,433,587
Shareholders’ equity:	5,328,035	1,378,901	4,641,604	(250,551)	(5,769,954)	5,328,035

Total liabilities and shareholders’ equity	$7,176,136	$2,205,230	$8,213,389	$10,753,423	$(14,586,556)	$13,761,622

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	At September 30, 2006

		Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$1	$—	$—	$126,086	$1,507	$127,594
Trade accounts receivable, less allowance for doubtful accounts	—	105,543	—	1,686,533	—	1,792,076
Accounts receivable from related parties	1,345,552	427,053	275,200	1,473,109	(3,469,515)	51,399
Inventories	—	133,331	—	468,085	(65,918)	535,498
Prepaid expenses and other current assets	15,368	20,854	100	383,551	(3,041)	416,832
Deferred taxes	4,091	—	—	163,216	27,284	194,591

Total current assets	1,365,012	686,781	275,300	4,300,580	(3,509,683)	3,117,990
Property, plant and equipment, net	192	91,789	—	1,576,102	(44,662)	1,623,421
Intangible assets	954	11,944	—	595,342	—	608,240
Goodwill	—	3,083	—	6,961,142	—	6,964,225
Deferred taxes	—	6,787	—	29,153	9,434	45,374
Other assets	4,965,329	870,860	5,908,759	(945,498)	(10,491,852)	307,598

Total assets	$6,331,487	$1,671,244	$6,184,059	$12,516,821	$(14,036,763)	$12,666,848

Current liabilities:
Accounts payable	$116	$16,185	$—	$232,747	$—	$249,048
Accounts payable to related parties	1,185,685	229,210	918,451	2,135,302	(4,332,742)	135,906
Accrued expenses and other current liabilities	25,604	100,639	9,296	1,031,033	6,786	1,173,358
Short-term borrowings	1	—	—	354,652	—	354,653
Short-term borrowings from related parties	18,357	8,801	—	11,514	(8,801)	29,871
Current portion of long-term debt and capital lease obligations	1,039	253	137,500	18,419	—	157,211
Income tax payable	5,855	—	—	56,701	11,156	73,712
Deferred taxes	—	4,874	—	14,083	31,443	50,400

Total current liabilities	1,236,657	359,962	1,065,247	3,854,451	(4,292,158)	2,224,159
Long term debt and capital lease obligations, less current portion	409,858	380	2,370,879	4,883,888	(3,770,462)	3,894,543
Long term borrowings from related parties	3,992	196,536	—	—	(200,528)	—
Other liabilities	22,981	11,813	—	110,026	6,867	151,687
Pension liabilities	3,289	89,432	—	24,262	—	116,983
Deferred taxes	20,999	—	—	261,274	53,608	335,881
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	1,235,718	—	1,235,718
Minority interest	—	—	7,412	66,754	—	74,166

Total liabilities	1,697,776	658,123	3,443,538	10,436,373	(8,202,673)	8,033,137
Shareholders’ equity:	4,633,711	1,013,121	2,740,521	2,080,448	(5,834,090)	4,633,711

Total liabilities and shareholders’ equity	$6,331,487	$1,671,244	$6,184,059	$12,516,821	$(14,036,763)	$12,666,848

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	For the Nine Months Ended September 30, 2007

		Guarantor
		Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	519,716	$(7,559)	$340,782	$572,303	$(905,525)	$519,716
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Equity affiliate income	(368,691)	—	(430,000)	—	798,691	—
Depreciation and amortization	1,496	22,827	—	247,950	(12,412)	259,861
Change in minority interest	—	—	—	3,470	29,581	33,051
Change in deferred taxes, net	(13,487)	1,452	—	26,136	(190)	13,911
(Gain) Loss on sale of fixed assets and investments	(297)	(528)	—	2,462	297	1,934
Compensation expense related to stock options	16,305	—	—	—	—	16,305
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(14,330)	—	(24,088)	—	(38,418)
Inventories	—	(17,279)	—	(71,138)	13,836	(74,581)
Prepaid expenses and other current and non-current assets	11,649	7,504	11,961	(102,147)	(14,530)	(85,563)
Accounts receivable from/payable to related parties	(84,839)	(84,899)	28,439	89,852	43,749	(7,698)
Accounts payable, accrued expenses and other current and non-current liabilities	4,360	41,718	6,525	147,181	(577)	199,207
Income tax payable	23,826	—	(59,479)	58,131	30,000	52,478

Net cash provided by (used in) operating activities	110,038	(51,094)	(101,772)	950,111	(17,080)	890,203

Investing Activities:
Purchases of property, plant and equipment	(196)	(36,865)	—	(365,198)	16,363	(385,896)
Proceeds from sale of property, plant and equipment	3	920	—	20,927	—	21,850
Disbursement of loans to related parties	21,598	(9,232)	78,025	—	(90,391)	—
Acquisitions and investments, net of cash acquired	(9,128)	(58)	—	(139,135)	8,729	(139,592)
Proceeds from divestitures	—	—	—	29,495	—	29,495

Net cash provided by (used in) investing activities	12,277	(45,235)	78,025	(453,911)	(65,299)	(474,143)

Financing Activities:
Short-term borrowings, net	38,582	96,356	—	(105,092)	—	29,846
Long-term debt and capital lease obligations, net	(380)	—	24,137	(50,820)	90,391	63,328
Increase of accounts receivable securitization program	—	—	—	(266,000)	—	(266,000)
Proceeds from exercise of stock options	26,178	—	—	6,429	—	32,607
Dividends paid	(188,407)	—	—	(3,299)	3,299	(188,407)
Capital increase (decrease)	—	—	—	8,728	(8,728)	—
Distributions to minority interest	—	—	(390)	(14,590)	—	(14,980)

Net cash (used in) provided by financing activities	(124,027)	96,356	23,747	(424,644)	84,962	(343,606)

Effect of exchange rate changes on cash and cash equivalents	1,693	4	—	7,325	(2,583)	6,439

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(19)	31	—	78,881	—	78,893
Cash and cash equivalents at beginning of period	19	34	—	158,957	—	159,010

Cash and cash equivalents at end of period	—	$65	$—	$237,838	$—	237,903

FRESENIUS MEDICAL CARE AG & Co. KGaA
Notes to Consolidated Financial Statements — (Continued)
(Unaudited)
(In thousands, except share and per share data)

	For the Nine Months Ended September 30, 2006

		Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$384,722	$(1,458)	$235,848	$475,575	$(709,965)	$384,722
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(312,268)	—	(322,744)	—	635,012	—
Settlement of shareholder proceedings		—	—	—	(880)	(880)
Depreciation and amortization	1,085	21,551	—	209,758	(11,136)	221,258
Change in minority interest		—	—	—	15,506	15,506
Change in deferred taxes, net	(14,424)	(1,008)	—	(2,589)	37,345	19,324
Loss on sale of fixed assets and investments	40		—	3,220	84	3,344
Compensation expense related to stock options	11,617		—	—	—	11,617
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	3,240	—	6,908	—	10,148
Inventories	—	(9,964)	—	(58,786)	9,636	(59,114)
Prepaid expenses and other current and non-current assets	28,987	(7,234)	21,707	(107,405)	(32,400)	(96,345)
Accounts receivable from/payable to related parties	(16,739)	(14,161)	33,762	(29,502)	22,371	(4,269)
Accounts payable, accrued expenses and other current and non-current liabilities	(5,095)	23,251	8,521	50,455	8,861	85,993
Income tax payable	(10,180)		(57,930)	6,364	10,038	(51,708)
Tax payments related to divestitures and acquisitions	—	—	—	(74,605)	—	(74,605)

Net cash provided by (used in) operating activities	67,745	14,217	(80,836)	479,393	(15,528)	464,991

Investing Activities:
Purchases of property, plant and equipment	(155)	(19,463)	—	(277,442)	8,855	(288,205)
Proceeds from sale of property, plant and equipment	102	337	—	15,464	—	15,903
Disbursement of loans to related parties	(365,635)	109	(2,937,275)	—	3,302,801	—
Acquisitions and investments, net of cash acquired	(17,771)	(743)	—	(4,196,510)	25,487	(4,189,537)
Proceeds from divestitures	—	—	—	506,693	—	506,693

Net cash (used in) provided by investing activities	(383,459)	(19,760)	(2,937,275)	(3,951,795)	3,337,143	(3,955,146)

Financing Activities:
Short-term borrowings, net	(1,777)	6,387	—	10,169	—	14,779
Long-term debt and capital lease obligations, net	108,127	(871)	1,768,501	4,537,077	(3,302,801)	3,110,033
Increase of accounts receivable securitization program	—	—	—	193,250	—	193,250
Proceeds from exercise of stock options	42,005	—	—	5,942	—	47,947
Proceeds from conversion of preference shares into ordinary shares	306,759	—	—	—	—	306,759
Dividends paid	(153,720)		—	(1,377)	1,377	(153,720)
Capital Increase	—	—	1,250,000	(1,231,671)	(18,329)	—
Change in minority interest	—	—	(390)	(6,957)	—	(7,347)

Net cash provided by (used in) financing activities	301,394	5,516	3,018,111	3,506,433	(3,319,753)	3,511,701

Effect of exchange rate changes on cash and cash equivalents	14,320	1	—	7,005	(355)	20,971

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	—	(26)	—	41,036	1,507	42,517
Cash and cash equivalents at beginning of period	1	26	—	85,050	—	85,077

Cash and cash equivalents at end of period	$1	$—	$—	$126,086	$1,507	$127,594

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Supervisory Board
Fresenius Medical Care AG & Co. KGaA:
      We have audited the accompanying consolidated balance sheets of Fresenius Medical Care AG & Co. KGaA and subsidiaries (“Fresenius Medical Care” or the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three- year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
      We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Fresenius Medical Care as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
      As described in Notes 1, 11 and 15 to the consolidated financial statements, Fresenius Medical Care adopted FASB Statement No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” and FASB Statement No. 123 (revised), “Share-Based Payment” in 2006.
Frankfurt am Main, Germany
February 16, 2007, except for the effects of the stock split, which is as of June 15, 2007.
/s/ KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
Consolidated Statements of Income
For the years ended December 31, 2006, 2005 and 2004
(in thousands, except share data)

	2006	2005	2004

Net revenue:
Dialysis Care	$6,377,390	$4,866,833	$4,501,197
Dialysis Products	2,121,648	1,904,986	1,726,805

	8,499,038	6,771,819	6,228,002
Costs of revenue:
Dialysis Care	4,538,234	3,583,781	3,356,271
Dialysis Products	1,083,248	979,900	909,932

	5,621,482	4,563,681	4,266,203

Gross profit	2,877,556	2,208,138	1,961,799
Operating expenses:
Selling, general and administrative	1,548,369	1,218,265	1,058,090
Gain on Sale of dialysis clinics	(40,233)	—	—
Research and development	51,293	50,955	51,364

Operating income	1,318,127	938,918	852,345
Other (income) expense:
Interest income	(20,432)	(18,187)	(13,418)
Interest expense	371,678	191,379	197,164

Income before income taxes and minority interest	966,881	765,726	668,599
Income tax expense	413,489	308,748	265,415
Minority interest	16,646	2,026	1,186

Net income	$536,746	$454,952	$401,998

Basic income per ordinary share	$1.82	$1.56	$1.39

Fully diluted income per ordinary share	$1.81	$1.55	$1.38

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
Consolidated Balance Sheets
At December 31, 2006 and 2005
(in thousands, except share data)

	2006	2005

Assets
Current assets:
Cash and cash equivalents	$159,010	$85,077
Trade accounts receivable, less allowance for doubtful accounts of $207,293 in 2006 and $176,568 in 2005	1,848,695	1,469,933
Accounts receivable from related parties	143,349	33,884
Inventories	523,929	430,893
Prepaid expenses and other current assets	443,854	261,590
Deferred taxes	293,079	179,561

Total current assets	3,411,916	2,460,938

Property, plant and equipment, net	1,722,392	1,215,758
Intangible assets	661,365	585,689
Goodwill	6,892,161	3,456,877
Deferred taxes	62,722	35,649
Other assets	294,125	228,189

Total assets	$13,044,681	$7,983,100

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$316,188	$201,317
Accounts payable to related parties	236,619	107,938
Accrued expenses and other current liabilities	1,194,939	838,768
Short-term borrowings	331,231	151,113
Short-term borrowings from related parties	4,575	18,757
Current portion of long-term debt and capital lease obligations	160,135	126,269
Income tax payable	116,059	120,138
Deferred taxes	15,959	13,940

Total current liabilities	2,375,705	1,578,240

Long-term debt and capital lease obligations, less current portion	3,829,341	707,100
Other liabilities	149,684	112,418
Pension liabilities	112,316	108,702
Deferred taxes	378,487	300,665
Company-obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiaries	1,253,828	1,187,864
Minority interest	75,158	14,405

Total liabilities	8,174,519	4,009,394
Shareholders’ equity:
Preference shares, no par value, €1.00 nominal value, 12,356,880 shares authorized, 3,711,435 issued and outstanding	4,098	90,740
Ordinary shares, no par value, €1.00 nominal value, 373,436,220 shares authorized, 291,449,673 issued and outstanding	359,527	270,501
Additional paid-in capital	3,153,556	2,779,873
Retained earnings	1,358,397	975,371
Accumulated other comprehensive loss	(5,416)	(142,779)

Total shareholders’ equity	4,870,162	3,973,706

Total liabilities and shareholders’ equity	$13,044,681	$7,983,100

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
Consolidated Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004
(in thousands, except share data)

	2006	2005	2004

Operating Activities:
Net income	$536,746	$454,952	$401,998
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Settlement of shareholder proceedings	(888)	7,335	—
Depreciation and amortization	308,698	251,452	232,585
Change in minority interest	24,333	—	—
Change in deferred taxes, net	10,904	(3,675)	34,281
Loss on sale of fixed assets and investments	5,742	3,965	735
Compensation expense related to stock options	16,610	1,363	1,751
Cash inflow from Hedging	10,908	—	14,514
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	(31,276)	(63,574)	(7,886)
Inventories	(42,553)	(9,811)	27,245
Prepaid expenses, other current and non-current assets	(21,629)	(41,036)	70,033
Accounts receivable from / payable to related parties	(4,875)	9,596	(22,686)
Accounts payable, accrued expenses and other current and non-current liabilities	182,877	148,735	36,157
Income tax payable	(24,250)	(88,998)	39,116
Tax payments related to divestitures and acquisitions	(63,517)	—	—

Net cash provided by operating activities	907,830	670,304	827,843

Investing Activities:
Purchases of property, plant and equipment	(467,193)	(314,769)	(278,732)
Proceeds from sale of property, plant and equipment	17,658	17,427	18,358
Acquisitions and investments, net of cash acquired	(4,307,282)	(125,153)	(104,493)
Proceeds from divestitures	515,705	—	—

Net cash used in investing activities	(4,241,112)	(422,495)	(364,867)

Financing Activities:
Proceeds from short-term borrowings	56,562	44,655	70,484
Repayments of short-term borrowings	(55,789)	(75,493)	(86,850)
Proceeds from short-term borrowings from related parties	269,920	56,381	55,539
Repayments of short-term borrowings from related parties	(285,430)	(42,632)	(80,000)
Proceeds from long-term debt and capital lease obligations (net of debt issuance costs of $85,828 in 2006)	4,007,450	426,531	369,369
Repayments of long-term debt and capital lease obligations	(973,885)	(331,407)	(840,131)
Increase (decrease) of accounts receivable securitization program	172,000	(241,765)	177,767
Proceeds from exercise of stock options	53,952	79,944	3,622
Proceeds from conversion of preference shares into ordinary shares	306,759	—	—
Dividends paid	(153,720)	(137,487)	(122,106)
Change in minority interest	(15,130)	1,506	389

Net cash provided by (used in) financing activities	3,382,689	(219,767)	(451,917)

Effect of exchange rate changes on cash and cash equivalents	24,526	(1,931)	(520)

Cash and Cash Equivalents:
Net increase in cash and cash equivalents	73,933	26,111	10,539
Cash and cash equivalents at beginning of period	85,077	58,966	48,427

Cash and cash equivalents at end of period	$159,010	$85,077	$58,966

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
Consolidated Statement of Shareholders’ Equity
For the years ended December 31, 2006, 2005 and 2004
(in thousands, except share data)

							Accumulated Other
							Comprehensive Income (Loss)
	Preference Shares		Ordinary Shares
					Additional	Retained	Foreign
	Number of	No Par	Number of	No Par	Paid in	Earnings	Currency	Cash Flow
	Shares	Value	Shares	Value	Capital	(Deficit)	Translation	Hedges	Pensions	Total

Balance at December 31, 2003	78,641,937	$84,973	210,000,000	$270,501	$2,684,998	$378,014	$(146,246)	$4,847	$(33,407)	$3,243,680
Proceeds from exercise of options and related tax effects	246,321	310			3,312					3,622
Compensation expense related to stock options					1,751					1,751
Dividends paid						(122,106)				(122,106)
Comprehensive income (loss)
Net income						401,998				401,998
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								(29,011)		(29,011)
Foreign currency translation							144,784			144,784
Minimum pension liability, net of related tax effects									(9,902)	(9,902)

Comprehensive income										507,869

Balance at December 31, 2004	78,888,258	$85,283	210,000,000	$270,501	$2,690,061	$657,906	$(1,462)	$(24,164)	$(43,309)	$3,634,816
Proceeds from exercise of options and related tax effects	4,398,279	5,457			81,114					86,571
Compensation expense related to stock options					1,363					1,363
Dividends paid						(137,487)				(137,487)
Settlement of shareholder proceedings					7,335					7,335
Comprehensive income (loss)
Net income						454,952				454,952
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								43,128		43,128
Foreign currency translation							(104,723)			(104,723)
Minimum pension liability, net of related tax effects									(12,249)	(12,249)

Comprehensive income										381,108

Balance at December 31, 2005	83,286,537	$90,740	210,000,000	$270,501	$2,779,873	$975,371	$(106,185)	$18,964	$(55,558)	$3,973,706
Proceeds from exercise of options and related tax effects	313,164	395	1,561,407	1,989	51,202					53,586
Proceeds from conversion of preference shares into ordinary shares	(79,888,266)	(87,037)	79,888,266	87,037	306,759					306,759
Compensation expense related to stock options					16,610					16,610
Dividends paid						(153,720)				(153,720)
Settlement of shareholder proceedings					(888)					(888)
Comprehensive income (loss)
Net income						536,746				536,746
Other comprehensive income (loss) related to:
Cash flow hedges, net of related tax effects								18,223		18,223
Foreign currency translation							114,494			114,494
Adjustments relating to pension obligations									4,646	4,646

Comprehensive income										674,109

Balance at December 31, 2006	3,711,435	$4,098	291,449,673	$359,527	$3,153,556	$1,358,397	$8,309	$37,187	$(50,912)	$4,870,162

See accompanying notes to consolidated financial statements.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data)

1.	The Company and Summary of Significant Accounting Policies
The Company
      Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA” or the “Company”), a German partnership limited by shares (Kommanditgesellschaft auf Aktien), formerly Fresenius Medical Care AG (“FMC-AG”), a German stock corporation (Aktiengesellschaft), is the world’s largest kidney dialysis company, operating in both the field of dialysis services and the field of dialysis products for the treatment of end-stage renal disease. The Company’s dialysis business is vertically integrated, providing dialysis treatment at dialysis clinics it owns or operates and supplying these clinics with a broad range of products. In addition, the Company sells dialysis products to other dialysis service providers. In the United States, the Company also performs clinical laboratory testing and provides inpatient dialysis services and other services under contract to hospitals. For information regarding the transformation of the Company’s legal form from a stock corporation into a partnership limited by shares and the related conversion of preference shares into ordinary shares, see Note 2, Transformation of Legal Form and Conversion of Preference Shares.
      On March 31, 2006, the Company completed its acquisition of Renal Care Group, Inc. (“RCG”) for an all cash purchase price approximating $4,157,619. See Note 3 Acquisitions and Divestitures for a discussion of this transaction.
Basis of Presentation
      The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
      On June 15, 2007, the Company implemented a 3 for 1 stock split for both ordinary and preference shares as approved by its shareholders in the Annual General Meeting held on May 15, 2007. All share and per share amounts in these consolidated financial statements and related notes reflect the stock splits.
Summary of Significant Accounting Policies

a)	Principles of Consolidation
      The consolidated financial statements include all companies in which the Company has legal or effective control. In addition, the Company consolidates variable interest entities (“VIEs”) for which it is deemed the primary beneficiary. The equity method of accounting is used for investments in associated companies (20% to 50% owned). Minority interest represents the proportionate equity interests of owners in the Company’s consolidated entities that are not wholly owned. All significant intercompany transactions and balances have been eliminated.
      The Company enters into various arrangements with certain dialysis clinics to provide management services, financing and product supply. Some of these clinics are VIEs. Under FIN 46R these clinics are consolidated if the Company is determined to be the primary beneficiary. These VIEs in which the Company is the primary beneficiary, generated approximately $76,616 and $59,361 in revenue in 2006 and 2005, respectively. The interest held by the other shareholders in these consolidated VIEs is reported as minority interest in the consolidated balance sheet at December 31, 2006 and 2005.

b)	Classifications
      Certain items in the prior year’s consolidated financial statements have been reclassified to conform with the current period’s presentation. The reclassifications include $124,527 and $124,086 for 2005 and 2004, respectively, relating to rents for clinics which were removed from selling, general and administrative expenses

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
for the International Segment and included in its cost of revenue for Dialysis Care for consistency with the Company’s other operating segment.

c)	Cash and Cash Equivalents
      Cash and cash equivalents comprise cash funds and all short-term, liquid investments with original maturities of up to three months.

d)	Allowance for Doubtful Accounts
      Estimates for the allowances for accounts receivable from the dialysis service business are based mainly on past collection history. Specifically, the allowances for the North American services division are based on an analysis of collection experience, recognizing the differences between payors and aging of accounts receivable. From time to time, accounts receivable are reviewed for changes from the historic collection experience to ensure the appropriateness of the allowances. The allowances in the international segment and the products business are based on estimates and consider various factors, including aging, debtor and past collection history.

e)	Inventories
      Inventories are stated at the lower of cost (determined by using the average or first-in, first-out method) or market value (see Note 5). Costs included in inventories are based on invoiced costs and/or production costs as applicable. Included in production costs are material, direct labor and production overhead, including depreciation charges.

f)	Property, Plant and Equipment
      Property, plant, and equipment are stated at cost less accumulated depreciation (see Note 6). Significant improvements are capitalized; repairs and maintenance costs that do not extend the useful lives of the assets are charged to expense as incurred. Property and equipment under capital leases are stated at the present value of future minimum lease payments at the inception of the lease, less accumulated depreciation. Depreciation on property, plant and equipment is calculated using the straight-line method over the estimated useful lives of the assets ranging from 5 to 50 years for buildings and improvements with a weighted average life of 17 years and 3 to 15 years for machinery and equipment with a weighted average life of 13 years. Equipment held under capital leases and leasehold improvements is amortized using the straight-line method over the shorter of the lease term or the estimated useful life of the asset. The Company capitalizes interest on borrowed funds during construction periods. Interest capitalized during 2006, 2005, and 2004 was $5,651, $1,828, and $1,611, respectively.

g)	Other Intangible Assets and Goodwill
      Intangible assets such as non-compete agreements, technology, distribution rights, patents, licenses to treat, tradenames, management contracts, software, acute care agreements, lease agreements, and licenses acquired in a purchase method business combination are recognized and reported apart from goodwill (see Note 7).
      Goodwill and identifiable intangibles with indefinite useful lives are not amortized but tested for impairment annually or when an event becomes known that could trigger an impairment. The Company identified trade names and certain qualified management contracts as intangible assets with indefinite useful lives. Intangible assets with finite useful lives are amortized over their respective useful lives to their residual values. The Company amortizes non-compete agreements over their useful lives ranging from 7 to 25 years with an average useful life of 8 years. Technology is amortized over its useful life of 15 years. All other intangible assets are

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
amortized over their individual estimated useful lives between 3 and 40 years. Intangible assets with finite useful lives are evaluated for impairment when events have occurred that may give rise to an impairment.
      To perform the annual impairment test of goodwill, the Company identified its reporting units and determined their carrying value by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. In a first step, the Company compares the fair value of each reporting unit to the reporting unit’s carrying amount. Fair value is determined using a discounted cash flow approach based upon the cash flow expected to be generated by the reporting unit.
      In the case that the fair value of the reporting unit is less than its book value, a second step is performed which compares the fair value of the reporting unit’s goodwill to the carrying value of its goodwill. If the fair value of the goodwill is less than the book value, the difference is recorded as an impairment.
      To evaluate the recoverability of intangible assets with indefinite useful lives, the Company compares the fair values of intangible assets with their carrying values. An intangible asset’s fair value is determined using a discounted cash flow approach and other appropriate methods.

h)	Derivative Financial Instruments
      Derivative financial instruments which primarily include foreign currency forward contracts and interest rate swaps are recognized as assets or liabilities at fair value in the balance sheet (see Note 19). Changes in the fair value of derivative financial instruments classified as fair value hedges and in the corresponding underlyings are recognized periodically in earnings. The effective portion of changes in fair value of cash flow hedges is recognized in accumulated other comprehensive income (loss) in shareholders’ equity. The non-effective portion of cash flow hedges is recognized in earnings immediately.

i)	Foreign Currency Translation
      For purposes of these consolidated financial statements, the U.S. dollar is the reporting currency. Substantially all assets and liabilities of the parent company and all non-U.S. subsidiaries are translated at year-end exchange rates, while revenues and expenses are translated at average exchange rates. Adjustments for foreign currency translation fluctuations are excluded from net earnings and are reported in accumulated other comprehensive income (loss). In addition, the translation adjustments of certain intercompany borrowings, which are considered foreign equity investments, are reported in accumulated other comprehensive income (loss).

j)	Revenue Recognition Policy
      Dialysis care revenues are recognized on the date services and related products are provided and the payor is obligated to pay at amounts estimated to be received under reimbursement arrangements with third party payors. Medicare and Medicaid in North America and programs involving other government payors in the international segment are billed at pre-determined rates per treatment that are established by statute or regulation. Most non-governmental payors are billed at our standard rates for services net of contractual allowances to reflect the estimated amounts to be received under reimbursement arrangements with these payors.
      Dialysis product revenues are recognized when title to the product passes to the customers either at the time of shipment, upon receipt by the customer or upon any other terms that clearly define passage of title. As product returns are not typical, no return allowances are established. In the event a return is required, the appropriate reductions to sales, accounts receivables and cost of sales are made.
      A minor portion of International product revenues are generated from arrangements which give the customer, typically a health care provider, the right to use dialysis machines. In the same contract the customer

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
agrees to purchase the related treatment disposables at a price marked up from the standard price list. FMC-AG & Co. KGaA does not recognize revenue upon delivery of the dialysis machine but recognizes revenue, including the mark-up, on the sale of disposables.

k)	Research and Development expenses
      Research and development expenses are expensed as incurred.

l)	Income Taxes
      Deferred tax assets and liabilities are recognized for the future consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is recorded to reduce the carrying amount of the deferred tax assets unless it is more likely than not that such assets will be realized (see Note 16).

m)	Impairment
      The Company reviews the carrying value of its long-lived assets or asset groups with definite useful lives to be held and used for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying value of an asset to the future net cash flow directly associated with the asset. If assets are considered to be impaired, the impairment recognized is the amount by which the carrying value exceeds the fair value of the asset. The Company uses the present value techniques to assess fair value.
      Long-lived assets to be disposed of by sale are reported at the lower of carrying value or fair value less cost to sell and depreciation is ceased. Long-lived assets to be disposed of other than by sale are considered to be held and used until disposal.

n)	Debt Issuance Costs
      Costs related to the issuance of debt are amortized over the term of the related obligation (see Note 10).

o)	Self-Insurance Programs
      The Company’s largest subsidiary is partially self-insured for professional, product and general liability, auto liability and worker’s compensation claims under which the Company assumes responsibility for incurred claims up to predetermined amounts above which third party insurance applies. Reported balances for the year include estimates of the anticipated expense for claims incurred (both reported and incurred but not reported) based on historical experience and existing claim activity. This experience includes both the rate of claims incidence (number) and claim severity (cost) and is combined with individual claim expectations to estimate the reported amounts.

p)	Use of Estimates
      The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

q)	Concentration of Risk
      The Company is engaged in the manufacture and sale of products for all forms of kidney dialysis, principally to health care providers throughout the world, and in providing kidney dialysis treatment, clinical laboratory testing, and other medical ancillary services. The Company performs ongoing evaluations of its customers’ financial condition and, generally, requires no collateral.
      Approximately 38%, 36%, and 38% of the Company’s worldwide revenues were earned and subject to regulations under governmental health care programs, Medicare and Medicaid, administered by the United States government in 2006, 2005, and 2004, respectively.
      See Note 5 for concentration of supplier risks.

r)	Legal Contingencies
      From time to time, during the ordinary course of the Company’s operations, the Company is party to litigation and arbitration and is subject to investigations relating to various aspects of its business (see Note 18). The Company regularly analyzes current information about such claims for probable losses and provides accruals for such matters, including the estimated legal expenses, as appropriate. The Company utilizes its internal legal department as well as external resources for these assessments. In making the decision regarding the need for loss accrual, the Company considers the degree of probability of an unfavorable outcome and its ability to make a reasonable estimate of the amount of loss.
      The filing of a suit or formal assertion of a claim or assessment, or the disclosure of any such suit or assertion, does not necessarily indicate that accrual of a loss is appropriate.

s)	Earnings per Ordinary share and Preference share
      Basic earnings per ordinary share and basic earnings per preference share for all years presented have been calculated using the two-class method required under U.S. GAAP based upon the weighted average number of ordinary and preference shares outstanding. Basic earnings per share is computed by dividing net income less preference amounts by the weighted average number of ordinary shares and preference shares outstanding during the year. Basic earnings per preference share is derived by adding the preference per preference share to the basic earnings per share. Diluted earnings per share include the effect of all potentially dilutive instruments on ordinary shares and preference shares that would have been outstanding during the year.
      The awards granted under the Company’s stock incentive plans (see Note 15), are potentially dilutive equity instruments.
      The conversion of the Company’s preference shares into ordinary shares had no impact on the earnings (or loss) per share available to holders of ordinary shares and preference shares. See Note 2.

t)	Employee Benefit Plans
      As of December 31, 2006, the Company adopted the recognition provisions of Financial Accounting Standards Board (“FASB”) Statement No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R) (“FAS 158”). The Company recognized the underfunded status of its defined benefit plans, measured as the difference between plan assets at fair value and the benefit obligation, as a liability as of December 31, 2006. Changes in the funded status of a plan, net of tax, resulting from actuarial gains or losses and prior service costs or credits that are not recognized as components of the net periodic benefit cost will be recognized through accumulated other

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
comprehensive income in the year in which they occur. In addition, FAS 158 requires measurement of the funded status of all plans as of year-end balance sheet date no later than 2008. The Company already uses December 31 as the measurement date when measuring the funded status of all plans.

u)	Stock Option Plans
      Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standard No. 123R (revised 2004), Share-Based Payment (“FAS 123(R)”) using the modified prospective transition method (see Note 16). Under this transition method, compensation cost recognized in 2006 includes applicable amounts of: (a) compensation cost of all stock-based payments granted prior to, but not yet vested as of, January 1, 2006 (based on the grant-date fair value estimated in accordance with the original provisions of FAS No. 123 and previously presented in the Company’s pro forma footnote disclosures), and (b) compensation cost for all stock-based payments subsequent to January 1, 2006 (based on the grant-date fair value estimated in accordance with the new provisions of FAS 123(R)). Compensation costs for prior periods have been recognized using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees.

v)	Recent Pronouncements
      In September 2006, the Financial Accounting Standards Board (“FASB”) issued FASB Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“FAS 157”), which establishes a framework for reporting fair value and expands disclosures about fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company is currently evaluating the impact of this standard on its Consolidated Financial Statements.
      In June, 2006, the FASB issued Interpretation No. 48 (FIN 48), Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109 Accounting for Income Taxes (“FAS 109”). This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FAS 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold of more-likely-than-not and a measurement attribute for the financial statement recognition and measurement of all tax positions taken or expected to be taken in a tax return. The enterprise must determine whether it is more-likely-than-not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The enterprise should presume that the position will be examined by the appropriate taxing authority that would have full knowledge of all relevant information. If the threshold is met, the tax position is then measured to determine the amount of benefit to recognize in the financial statements.
      The recognition threshold of more-likely-than-not must continue to be met in each subsequent reporting period to support continued recognition of the tax benefit. Tax positions that previously failed to meet the more-likely-than-not recognition threshold should be recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold should be derecognized in the first subsequent financial reporting period in which that threshold is no longer met. FIN 48 is effective for all fiscal years beginning after December 15, 2006. The Company is in the process of determining the potential impact of FIN 48, if any, on the Company’s consolidated financial statements.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

2.	Transformation of Legal Form and Conversion of Preference Shares
      On February 10, 2006, the Company completed and registered in the commercial register of the local court in Hof an der Saale, the transformation of its legal form under German law from a stock corporation (Aktiengesellschaft) to a partnership limited by shares (Kommanditgesellschaft auf Aktien) with the name Fresenius Medical Care AG & Co. KGaA (“FMC-AG & Co. KGaA”). The transformation was approved by its shareholders during an Extraordinary General Meeting held on August 30, 2005 (“EGM”). The Company as a KGaA is the same legal entity under German law, rather than a successor to the AG. Fresenius Medical Care Management AG (“Management AG” or “General Partner”), a wholly-owned subsidiary of Fresenius AG, the majority voting shareholder of FMC-AG prior to the transformation, is the General Partner of FMC-AG & Co. KGaA. Management AG assumed the management of the Company through its position as General Partner. Management AG was formed for the sole purpose of serving as the General Partner of FMC-AG & Co. KGaA and managing the business of FMC-AG & Co. KGaA. Management AG has the same duty to FMC-AG & Co. KGaA as the management board of a stock corporation has to the corporation. The management board of Management AG must carefully conduct the business of FMC-AG & Co KGaA and is liable for any breaches of its obligations. The supervisory board of Management AG, elected by Fresenius AG, must carefully supervise the management board of Management AG in the conduct of the business of FMC-AG & Co. KGaA. The supervisory board of FMC-AG & Co. KGaA, which is elected by the Company’s shareholders (other than Fresenius AG), oversees the management of the business of the Company, but has less power and scope for influence than the supervisory board of a stock corporation. The FMC AG & Co. KGaA supervisory board does not appoint the Company’s General Partner, and the General Partner’s management measures are not subject to its consent.
      Upon effectiveness of the transformation of legal form, the share capital of FMC-AG became the share capital of FMC-AG & Co. KGaA, and persons who were shareholders of FMC-AG became shareholders of the Company in its new legal form. As used in the notes to these financial statements, the “Company” refers to both FMC-AG prior to the transformation of legal form and FMC-AG & Co. KGaA after the transformation.
      Prior to registration of the transformation of legal form, the Company offered holders of its non-voting preference shares (including preference shares represented by American Depositary Shares (“ADSs”)) the opportunity to convert their shares into ordinary shares at a conversion ratio of one preference share plus a conversion premium of €3.25 per ordinary share. Holders of a total of 79,888,266 preference shares accepted the offer, resulting in an increase of 79,888,266 ordinary shares of FMC-AG & Co. KGaA (including 2,099,847 ADSs representing 2,099,847 ordinary shares of FMC-AG & Co. KGaA) outstanding. The Company received a total of $306,759 in premiums from the holders upon the conversion of their preference shares, net of costs of $1,897. Immediately after the conversion and transformation of legal form, there were 289,888,266 ordinary shares outstanding. Former holders of preference shares who elected to convert their shares now hold a number of ordinary shares of FMC-AG & Co. KGaA equal to the number of preference shares they elected to convert. The 3,398,271 preference shares that were not converted remained outstanding and became preference shares of FMC-AG & Co. KGaA in the transformation. As a result, preference shareholders who elected not to convert their shares into ordinary shares hold the same number of non-voting preference shares in FMC-AG & Co. KGaA as they held in FMC-AG prior to the transformation. Shareholders who held ordinary shares in FMC-AG prior to the transformation hold the same number of voting ordinary shares in FMC-AG & Co. KGaA.
      The Company determined that the conversion of the Company’s preference shares had no impact on earnings for either the holders of ordinary or preference shares, therefore, no reductions or benefits in the Company’s financial statements were recorded. Several ordinary shareholders challenged the resolutions adopted at the EGM approving the conversion of the preference shares into ordinary shares, the adjustment of the employee participation programs, the creation of authorized capital and the transformation of the legal form of

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
the Company, with the objective of having the resolutions declared null and void. On December 19, 2005, the Company and the claimants agreed to a settlement with the participation of Fresenius AG and Management AG, and all proceedings were terminated.
      Pursuant to the settlement, Management AG undertook to (i) make an ex gratia payment to the ordinary shareholders of the Company (other than Fresenius AG), of €0.04 for every share issued as an ordinary share on August 30, 2005 and (ii) to pay to ordinary shareholders who, at the EGM of August 30, 2005, voted against the conversion proposal, an additional €0.23 per ordinary share. Ordinary shareholders who were shareholders at the close of business on the day of registration of the conversion and transformation with the commercial register were entitled to a payment under (i) above. Ordinary shareholders who voted against the conversion resolution in the extraordinary general meeting on August 30, 2005, as evidenced by the voting cards held by the Company, were entitled to a payment under (ii) above, but only in respect of shares voted against the conversion resolution. The right to receive payment under (ii) has lapsed as to any shareholder who did not make a written claim for payment with the Company by February 28, 2006.
      The Company also agreed to bear court fees and shareholder legal expenses in connection with the settlement. The total costs of the settlement were estimated to be $7,335. A further part of the settlement agreement and German law require that these costs be borne by Fresenius AG and the General Partner, Management AG. Under U.S. GAAP, however, these costs must be reflected by the entity benefiting from the actions of its controlling shareholder. As a result, the Company recorded the estimated settlement costs as an expense in Selling, General and Administrative expense and a contribution in Additional Paid in Capital in Shareholders’ Equity in the fourth quarter of 2005. The actual total costs of all ex gratia payments and all payments to shareholders who voted against the conversion proposal and who filed written claims in a timely fashion incurred in the settlement were $6,447. The difference of $888 was recorded as a reduction of “Selling, general and administrative expense” and “Additional paid in capital within Shareholders’ Equity in 2006.

3.	Acquisitions and Divestitures
RCG Acquisition
      On March 31, 2006, the Company completed the acquisition of Renal Care Group, Inc. (“RCG” and the “RCG Acquisition”), a Delaware corporation with principal offices in Nashville, Tennessee, for an all cash purchase price, net of cash acquired, of $4,157,619 for all of the outstanding common stock and the retirement of RCG stock options. The purchase price included the concurrent repayment of $657,769 indebtedness of RCG. During 2005, RCG provided dialysis and ancillary services to over 32,360 patients through more than 450 owned outpatient dialysis centers in 34 states within the United States, in addition to providing acute dialysis services to more than 200 hospitals. The operations of RCG are included in the Company’s consolidated statements of income and cash flows from April 1, 2006.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      The following table summarizes the estimated fair values of assets acquired and liabilities assumed at the date of the acquisition. This preliminary allocation of the purchase price is based upon the best information available to management. Any adjustments to the preliminary allocation, net of related income tax effects, will be recorded with a corresponding adjustment to goodwill.
      The preliminary purchase price allocation is as follows:

Assets held for sale	$330,092
Other current assets	413,937
Property, plant and equipment	301,498
Intangible assets and other assets	149,485
Goodwill	3,381,901
Accounts payable, accrued expenses and other current liabilities	(276,184)
Income tax payable and deferred taxes	(63,939)
Long-term debt and capital lease obligations	(3,882)
Other liabilities	(75,289)

Total allocation of acquisition cost	$4,157,619

Divestitures
      The Company was required to divest a total of 105 renal dialysis centers, consisting of both former Company clinics (the “legacy clinics”) and former RCG clinics, in order to complete the RCG Acquisition in accordance with a consent order issued by the United States Federal Trade Commission (“FTC”) on March 31, 2006. The Company sold 96 of such centers on April 7, 2006 to a wholly-owned subsidiary of DSI Holding Company, Inc. (“DSI”) and sold DSI the remaining 9 centers effective as of June 30, 2006. Separately, in December 2006, the Company also sold the former laboratory business acquired in the RCG Acquisition receiving cash consideration of $9,012. The Company received cash consideration of $515,705, net of related expenses, for all centers divested and for the divested laboratory, subject to customary post-closing adjustments. Pre-tax income of $40,233 on the sale of the legacy clinics was recorded in income from operations. Due to basis differences, tax expense of $44,605 was recorded, resulting in a net loss on sale of $4,372.
      The Company will continue to treat patients in the same markets and will sell products to DSI under the terms of a supply agreement that continues through March 2009.
Pro Forma Financial Information
      The following unaudited financial information, on a pro forma basis, reflects the consolidated results of operations as if the RCG Acquisition and the divestitures described above had been consummated at the beginning of 2006 and 2005. The pro forma information includes adjustments primarily for eliminations, amortization of intangible assets, interest expense on acquisition debt, and income taxes. The pro forma financial information is not necessarily indicative of the results of operations as it would have been had the transactions been consummated at the beginning of the respective periods. The proforma earnings are lower than the Company’s reported earnings for the respective periods as the proforma earnings reflect the full debt financing of

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
the RCG Acquisition and the related interest expense but do not include the cost savings and economies of scale that are expected to be achieved in conjunction with the acquisition.

Unaudited	2006	2005

Pro forma net revenue	$8,809,573	$7,983,941
Pro forma net income	536,223	449,481
Pro forma net income per ordinary share:
Basic	1.82	1.54
Fully Diluted	1.81	1.53
Other Acquisitions
      The Company made other acquisitions for dialysis centers in the normal course of its operations in 2006 totaling $92,013 of which $85,805 was paid in cash, and in 2005 totaling $134,444 of which $125,153 was paid in cash. In addition, on November 14, 2006, the Company acquired the worldwide rights to the PhosLo® phosphate binder product business and its related assets of Nabi Biopharmaceuticals. PhosLo® is an oral application calcium acetate phosphate binder for treatment of hyperphosphatemia primarily in end-stage renal disease patients. The Company paid cash of $65,277 including related direct costs of $277 plus a $8,000 milestone payment in December 2006 and a $2,500 milestone payment in 2007. An additional milestone payment of $10,500 is expected to be paid over the next two to three years, contingent upon the achievement of certain performance criteria. The purchase price was allocated to technology with estimated useful lives of 15 years ($64,800), and in-process research and development project ($2,750) which is immediately expensed, goodwill ($7,327) and other net assets ($900).
      In connection with the transaction, the Company also acquired worldwide rights to a new product formulation currently under development, which the Company expects will be submitted for approval in the U.S. during 2007. Following the successful launch of this new product formulation, the Company will pay Nabi Biopharmaceuticals royalties on sales of the new product formulation commencing upon the first commercialization of the new product and continuing until November 13, 2016. Total consideration, consisting of initial payment, milestone payments and royalties will not exceed $150,000.
      The assets and liabilities of all acquisitions were recorded at their estimated fair values at the dates of the acquisitions and are included in the Company’s financial statements and operating results from the effective date of acquisition.

4.	Related Party Transactions

a)	Service Agreements
      The Company is party to service agreements with Fresenius AG, prior to the transformation its majority shareholder and currently sole stockholder of its General Partner and its largest shareholder with 36.6% ownership of the Company’s voting shares, and certain affiliates of Fresenius AG to receive services, including, but not limited to: administrative services, management information services, employee benefit administration, insurance, IT services, tax services and treasury services. For the years 2006, 2005, and 2004, amounts charged by Fresenius AG to the Company under the terms of the agreements are $37,104, $36,190, and $30,779, respectively. The Company also provides certain services to Fresenius AG and certain affiliates of Fresenius AG, including research and development, central purchasing, patent administration and warehousing. The Company charged $9,001, $7,460 and $10,766, for services rendered to Fresenius AG in 2006, 2005, and 2004, respectively.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      Under operating lease agreements for real estate entered into with Fresenius AG, the Company paid Fresenius AG $16,593, $15,655 and $14,835, during 2006, 2005, and 2004, respectively. The majority of the leases expire in 2016 and contain renewal options.
      The Company’s Articles of Association provide that the General Partner shall be reimbursed for any and all expenses in connection with management of the Company’s business, including remuneration of the members of the General Partner’s supervisory board and the General Partner’s management board. The aggregate amount reimbursed to Management AG for 2006 was $7,480 for its management services during 2006 including $75 as compensation for their exposure to risk as General Partner. The Company’s Articles of Association set the compensation for assuming unlimited liability at 4% of the amount of the General Partner’s invested capital (€1,500).

b)	Products
      During the years ended December 31, 2006, 2005, and 2004, the Company sold products for $36,039, $31,708, and $35,085, respectively, to Fresenius AG and affiliates. During 2006, 2005, and 2004, the Company made purchases from Fresenius AG and affiliates in the amount of $52,507, $43,007, and $36,122, respectively.

c)	Financing Provided by Fresenius AG
      The Company is provided short-term financing by its parent Fresenius AG. The balance outstanding at December 31, 2006 and 2005 was $2,897 and $18,757, respectively (see Note 9).

d)	Other
      The Chairman of the Company’s Supervisory Board is also the Chairman of the Supervisory Board of Fresenius AG, the largest holder of the Company’s ordinary shares and sole shareholder of the Company’s General Partner. He is also a member of the Supervisory Board of the Company’s General Partner.
      The Vice Chairman of the Company’s Supervisory Board is a member of the Supervisory Board of Fresenius AG and Vice Chairman of the Supervisory Board of the Company’s General Partner. He is also a partner in a law firm which provided services to the Company. The Company paid the law firm approximately $1,620, $1,710, and $1,383, in 2006, 2005, and 2004, respectively.
      In May 2004, Dr. Ulf M. Schneider, the former Chief Financial Officer of the Company, President and CEO of Fresenius AG and the Chairman of its Management Board was elected as a member of the Company’s Supervisory Board. Under German law, after a transformation of legal form the members of a company’s supervisory board remain in office for the remainder of their terms as members of its supervisory board if the supervisory board of the company in its new legal form is formed in the same way and with the same composition. Dr. Schneider resigned from the Company’s supervisory board effective upon entry of the transformation in the commercial register, but continues to serve as Chairman of the supervisory board of the Company’s General Partner.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

5.	Inventories
      As of December 31, 2006 and 2005, inventories consisted of the following:

	2006	2005

Raw materials and purchased components	$108,584	$93,889
Work in process	41,272	33,073
Finished goods	269,496	223,356
Health care supplies	104,577	80,575

Inventories	$523,929	$430,893

      Under the terms of certain unconditional purchase agreements, the Company is obligated to purchase approximately $235,098 of materials, of which $130,878 is committed at December 31, 2006 for 2007. The terms of these agreements run 1 to 6 years.
      Inventories as of December 31, 2006 and 2005 include $46,131 and $26,754, respectively, of Erythropoietin (“EPO”), which is supplied by a single source supplier in the United States. In October 2006, the Company entered into a five-year exclusive sourcing and supply agreement with its EPO supplier. Revenues from EPO accounted for approximately 21%, 21%, and 23% of total revenue in the North America segment for 2006, 2005, and 2004 respectively. Delays, stoppages, or interruptions in the supply of EPO could adversely affect the operating results of the Company.
6.               Property, Plant and Equipment
      As of December 31, 2006 and 2005, property, plant and equipment consisted of the following:

	2006	2005

Land and improvements	$32,492	$26,564
Buildings and improvements	1,123,691	812,841
Machinery and equipment	1,844,299	1,381,427
Machinery, equipment and rental equipment under capitalized leases	17,044	13,468
Construction in progress	255,994	117,331

	3,273,520	2,351,631
Accumulated depreciation	(1,551,128)	(1,135,873)

Property, plant and equipment, net	$1,722,392	$1,215,758

      Depreciation expense for property, plant and equipment amounted to $265,488, $211,103, and $199,732 for the years ended December 31, 2006, 2005, and 2004, respectively.
      Included in property, plant and equipment as of December 31, 2006 and 2005 were $187,504 and $131,195, respectively, of peritoneal dialysis cycler machines which the Company leases to customers with end-stage renal disease on a month-to-month basis and hemodialysis machines which the Company leases to physicians under operating leases. Accumulated depreciation related to machinery, equipment and rental equipment under capital leases was $7,884 and $7,115 at December 31, 2006 and 2005, respectively.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

7.	Other Intangible Assets and Goodwill
      In connection with the Company’s RCG Acquisition (see Note 3), the Company performed a detailed review of the identification of intangible assets related to its dialysis clinic operations in the United States. As part of this review, the Company considered the conditions for recognition as an intangible asset apart from goodwill and practices in the dialysis care industry. The amortizable intangible assets acquired included $64,000 for non-compete agreements, $3,500 for acute care agreements and $2,010 for lease agreements.
      As a result of the detailed review of the identification of intangible assets related to the RCG acquisition, the Company concluded that its past practice to identify certain intangible assets separate from goodwill should be revisited and adjusted certain amounts, primarily with respect to patient relationships that had been identified as separate intangible assets in prior business combinations. Additionally, the Company identified non-compete agreements as separate intangible assets. In connection with the adjustments, the carrying amount of goodwill increased by $ 35,240, other intangible assets and deferred tax liabilities decreased by $ 37,319 and $2,079 respectively, as of the beginning of the current year.
      This accounting treatment did not result in a material understatement of the Company’s results of operations or shareholders’ equity in prior periods.
      As of December 31, 2006 and 2005, the carrying value and accumulated amortization of intangible assets other than goodwill consisted of the following:

	December 31, 2006		December 31, 2005

	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization

Amortizable Intangible Assets
Non-compete Agreements	$203,123	$(118,553)	$—	$—
Technology	64,800	(406)	—	—
Patient relationships	—	—	164,188	(114,192)
Other	305,509	(233,099)	205,406	(108,517)

	$573,432	$(352,058)	$369,594	$(222,709)

	Carrying	Carrying
	Amount	Amount

Non-amortizable Intangible Assets
Tradename	$222,122	$220,935
Management contracts	217,869	217,869

	$439,991	$438,804

Total Intangible Assets	$661,365	$585,689

      The related amortization expenses are as follows:
Amortization Expense

2004	$32,853

2005	$40,349

2006	$43,210

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
Estimated Amortization Expense

2007	$40,577

2008	$38,438

2009	$35,927

2010	$34,138

2011	$33,765

Goodwill
      Changes in the carrying amount of goodwill are mainly a result of acquisitions and the impact of foreign currency translations. During the year 2006, the Company’s acquisitions consisted primarily of the RCG and PhosLo® acquisitions (see Note 3). The reduction in Goodwill in 2005 results mainly from resolution of tax exposures established on acquisitions. The segment detail is as follows:

	North
	America	International	Total

Balance as of January 1, 2005	3,035,697	$409,455	$3,445,152
Goodwill acquired	49,410	22,715	72,125
Reclassifications	(8,882)	(390)	(9,272)
Foreign Currency Translation Adjustment	108	(51,236)	(51,128)

Balance as of December 31, 2005	$3,076,333	$380,544	$3,456,877

Goodwill acquired RCG (excl. divestitures)	3,381,901	—	3,381,901
Goodwill acquired other	68,106	36,843	104,949
Goodwill disposed of	(119,942)	—	(119,942)
Reclassification from Patient Relationships	35,240	—	35,240
Other Reclassifications	(3,603)	(424)	(4,027)
Foreign Currency Translation Adjustment	(40)	37,203	37,163

Balance as of December 31, 2006	$6,437,995	$454,166	$6,892,161

8.	Accrued Expenses and Other Current Liabilities
      As at December 31, 2006 and 2005 accrued expenses and other current liabilities consisted of the following:

	2006	2005

Accrued salaries and wages	$283,859	$214,873
Unapplied cash and receivable credits	148,985	73,897
Accrued insurance	124,422	75,545
Special charge for legal matters	115,000	117,541
Other	522,672	356,912

Total accrued expenses and other current liabilities	$1,194,938	$838,768

      In 2001, the Company recorded a $258,159 special charge to address legal matters relating to transactions pursuant to the Agreement and Plan of Reorganization dated as of February 4, 1996 by and between W.R. Grace & Co. and Fresenius AG (the “Merger”), estimated liabilities and legal expenses arising in connection with the

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
W.R. Grace & Co. Chapter 11 proceedings (the “Grace Chapter 11 Proceedings”) and the cost of resolving pending litigation and other disputes with certain commercial insurers. During the second quarter of 2003, the court supervising the Grace Chapter 11 Proceedings approved a definitive settlement agreement entered into among the Company, the committee representing the asbestos creditors and W.R. Grace & Co. Under the settlement agreement, the Company will pay $115,000 upon plan confirmation (see Note 18). With the exception of the proposed $115,000 payment under the Settlement Agreement, all other matters included in the special charge have been resolved.
      The other item in the table above includes accruals for interest, withholding tax, value added tax, legal and compliance costs, physician compensation, commissions, short-term portion of pension liabilities, bonuses and rebates, and lease liabilities.

9.	Short-Term Borrowings and Short-Term Borrowings from Related Parties
      As of December 31, 2006 and 2005, short-term borrowings and short-term borrowings from related parties consisted of the following:

	2006	2005

Borrowings under lines of credit	$65,231	$57,113
Accounts receivable facility	266,000	94,000

Short-term borrowings	331,231	151,113
Short-term borrowings from related parties	4,575	18,757

Short-term borrowings including related parties	$335,806	$169,870

Short-term Borrowings
Lines of Credit
      Short-term borrowings of $65,231 and $57,113 at December 31, 2006 and 2005, respectively, represent amounts borrowed by certain of the Company’s subsidiaries under lines of credit with commercial banks. The average interest rates on these borrowings at December 31, 2006 and 2005 were 3.69% and 3.91%, respectively.
      Excluding amounts available under the 2006 Senior Credit Agreement (see Note 10 below), at December 31, 2006, the Company had $87,337 available under such commercial bank agreements. In some instances, lines of credit are secured by assets of the Company’s subsidiary that is party to the agreement or may require the Company’s guarantee. In certain circumstances, the subsidiary may be required to meet certain covenants.
Accounts Receivable Facility
      The Company has an asset securitization facility (the “AR Facility”) which is typically renewed in October of each year and was most recently renewed and increased in October 2006. The AR Facility currently provides borrowings up to a maximum of $650,000 ($460,000 through October 18, 2006). Under the AR Facility, certain receivables are sold to NMC Funding Corporation (“NMC Funding”), a wholly-owned subsidiary. NMC Funding then assigns undivided ownership interests in the accounts receivable to certain bank investors. Under the terms of the AR Facility, NMC Funding retains the right to recall all transferred interests in the accounts receivable assigned to the banks under the facility. As the Company has the right at any time to recall the then outstanding interests, the receivables remain on the Consolidated Balance Sheet and the proceeds from the transfer of undivided interests are recorded as short-term borrowings.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      At December 31, 2006 there are outstanding short-term borrowings under the AR Facility of $266,000. NMC Funding pays interest to the bank investors, calculated based on the commercial paper rates for the particular tranches selected. The average interest rate at December 31, 2006 was 5.31%. Annual refinancing fees, which include legal costs and bank fees (if any), are amortized over the term of the facility.
Short-term Borrowings from related parties
      In conjunction with the RCG Acquisition (see Note 3), on March 31, 2006, the Company, through various direct and indirect subsidiaries, entered into an Amended and Restated Subordinated Loan Note (the “Note”) with Fresenius AG which amended the Subordinated Loan Note dated May 18, 1999. Under the Note, the Company or its subsidiaries may request and receive one or more advances (each an “Advance”) up to an aggregate amount of $400,000 during the period ending March 31, 2011. The Advances may be repaid and re-borrowed during the period but Fresenius AG is under no obligation to make an Advance. Each Advance is repayable in full one, two or three months after the date of the Advance or any other date as agreed to by the parties to the Advance or, if no maturity date is so agreed, the Advance will have a one-month term.
      All Advances bear interest at a variable rate per annum equal to LIBOR plus an applicable margin that is based upon the Company’s consolidated leverage ratio, as defined in the Company’s 2006 Senior Credit Agreement (See Note 10). Advances are subordinated to outstanding loans under the 2006 Senior Credit Agreement and all other indebtedness of the Company.
      Advances were made on March 31, 2006 in the amount of $240,000 with an interest rate of 5.7072% in conjunction with the RCG Acquisition (see Note 3) and were fully repaid in April and May 2006.
      On September 29, 2006, the Company received an Advance of $10,000 at 5.3% interest which was repaid on October 4, 2006. On September 30, 2006, the Company received an Advance of $18,357 (€14,500) at 4.242% interest which was repaid on October 31, 2006. On December 31, 2006, the Company received an Advance of $2,897 (€2,200) at 4.37% interest which matured on and was repaid on January 31, 2007.
      In 2006, the Company retired short-term loans from Fresenius AG with an outstanding balance of $18,757 at December 31, 2005 and in 2005, approximately $3,000 which was outstanding at December 31, 2004. Interest expense on these borrowings was $191, $501, and $129, for the years 2006, 2005, and 2004, respectively. The average interest rates for these borrowings were 3.00%, 2.85% and 3.36% at December 31, 2006, 2005, and 2004, respectively.

10.	Long-term Debt and Capital Lease Obligations
      At December 31, 2006 and 2005, long-term debt and capital lease obligations consisted of the following:

	2006	2005

Senior Credit Agreement	$3,564,702	$470,700
Euro Notes	263,400	235,940
EIB Agreements	84,618	48,806
Capital lease obligations	8,286	4,596
Other	68,470	73,327

	3,989,476	833,369
Less current maturities	(160,135)	(126,269)

	$3,829,341	$707,100

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
2006 Senior Credit Agreement
      The Company entered into a new $4,600,000 syndicated credit agreement (the “2006 Senior Credit Agreement”) with Bank of America, N.A. (“BofA”); Deutsche Bank AG New York Branch; The Bank of Nova Scotia, Credit Suisse, Cayman Islands Branch; JPMorgan Chase Bank, National Association; and certain other lenders (collectively, the “Lenders”) on March 31, 2006 which replaced the existing credit agreement (the “2003 Senior Credit Agreement”).
      The following table shows the available and outstanding amounts under the 2006 Senior Credit Agreement at December 31, 2006 and under the 2003 Senior Credit Agreement at December 31, 2005:

	Maximum Amount Available		Balance Outstanding
	December 31,		December 31,

	2006	2005	2006	2005

Revolving Credit	$1,000,000	$750,000	$67,827	$45,700
Term Loan A/ A-1	1,760,000	425,000	1,760,000	425,000
Term Loan B	1,736,875	—	1,736,875	—

	$4,496,875	$1,175,000	$3,564,702	$470,700

      In addition, at December 31, 2006, $84,733 and at December 31, 2005, $80,486 were utilized as letters of credit which are not included as part of the balances outstanding at those dates.
      The 2006 Senior Credit Agreement consists of:

•	a 5-year $1,000,000 revolving credit facility (of which up to $250,000 is available for letters of credit, up to $300,000 is available for borrowings in certain non-U.S. currencies, up to $150,000 is available as swing line loans in U.S. dollars, up to $250,000 is available as a competitive loan facility and up to $50,000 is available as swing line loans in certain non-U.S. currencies, the total of which cannot exceed $1,000,000) which will be due and payable on March 31, 2011.

•	a 5-year term loan facility (“Loan A”) of $1,850,000, also scheduled to mature on March 31, 2011. The 2006 Senior Credit Agreement requires 19 quarterly payments on Loan A of $30,000 each that permanently reduce the term loan facility which began June 30, 2006 and continue through December 31, 2010. The remaining amount outstanding is due on March 31, 2011.

•	a 7-year term loan facility (“Loan B”) of $1,750,000 scheduled to mature on March 31, 2013. The terms of the 2006 Senior Credit Agreement require 28 quarterly payments on Loan B that permanently reduce the term loan facility. The repayment began June 30, 2006. The first 24 quarterly payments will be equal to one quarter of one percent (0.25%) of the original principal balance outstanding, payments 25 through 28 will be equal to twenty-three and one half percent (23.5%) of the original principal balance outstanding with the final payment due on March 31, 2013, subject to an early repayment requirement on March 1, 2011 if the Trust Preferred Securities due June 15, 2011 are not repaid or refinanced or their maturity is not extended prior to that date.
      Interest on these facilities will be, at the Company’s option, depending on the interest periods chosen, at a rate equal to either (i) LIBOR plus an applicable margin or (ii) the higher of (a) BofA’s prime rate or (b) the Federal Funds rate plus 0.5%, plus an applicable margin.
      The applicable margin is variable and depends on the Company’s Consolidated Leverage Ratio which is a ratio of its Consolidated Funded Debt less up to $30,000 cash and cash equivalents to Consolidated EBITDA (as these terms are defined in the 2006 Senior Credit Agreement).

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      In addition to scheduled principal payments, indebtedness outstanding under the 2006 Senior Credit Agreement will be reduced by mandatory prepayments utilizing portions of the net cash proceeds from certain sales of assets, securitization transactions other than the Company’s existing AR Facility, the issuance of subordinated debt other than certain intercompany transactions, certain issuances of equity and excess cash flow.
      The obligations under the 2006 Senior Credit Agreement are secured by pledges of capital stock of certain material subsidiaries in favour of the lenders. The 2006 Senior Credit Agreement contains other affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Certain of the covenants limit indebtedness of the Company and investments by the Company, and require the Company to maintain certain financial ratios defined in the agreement. Additionally, the 2006 Senior Credit Agreement provides for a limitation on dividends and other restricted payments which is $240,000 for dividends paid in 2007, and increases in subsequent years. The Company paid dividends of $153,720 in May of 2006 which was in compliance with the restrictions set forth in the 2006 Senior Credit Agreement. In default, the outstanding balance under the 2006 Senior Credit Agreement becomes immediately due and payable at the option of the Lenders. As of December 31, 2006, the Company is in compliance with all financial covenants under the 2006 Senior Credit Agreement.
      The Company incurred fees of approximately $85,828 in conjunction with the 2006 Senior Credit Agreement which will be amortized over the life of this agreement and wrote off approximately $14,735 in unamortized fees related to its prior 2003 Senior Credit Agreement in 2006.
Euro Notes
      On July 27, 2005, the Company issued new euro denominated notes (“Euro Notes”) (Schuldscheindarlehen) totaling $263,400 (€200,000) with a €126,000 tranche at a fixed interest rate of 4.57% and a €74,000 tranche with a floating rate at EURIBOR plus applicable margin resulting in an interest rate of 5.49% at December 31, 2006. The proceeds were used to liquidate $155,000 (€128,500) of Euro Notes issued in 2001 that were due in July 2005 and for working capital. The Euro Notes mature on July 27, 2009.
European Investment Bank Agreements
      The Company entered into various credit agreements with the European Investment Bank (“EIB”) in July 2005 and December 2006 amounting to €131,000 and €90,000. The EIB is a not-for-profit long-term lending institution of the European Union and lends funds at favorable rates for the purpose of capital investment and R&D projects, normally for up to half of the funds required for such projects.
      The July 2005 agreements consist of a term loan of €41,000 and a revolving facility of €90,000 which were granted to the Company to refinance certain R&D projects and to make investments in expansion and optimization of existing production facilities in Germany. Both have 8-year terms. The December 2006 term loan was granted to the Company for financing and refinancing of certain clinic refurbishing and improvement projects and allows distribution of proceeds in up to 6 separate tranches until June 2008. Each tranche will mature 6 years after the disbursement of proceeds for the respective tranche.
      The Company had U.S. dollar borrowings under the July 2005 agreements of $48,806 and $35,812 under the term loan and the revolving facility, respectively, with both having an interest rate of 5.29% at December 31, 2006. There were no drawdowns on the December 2006 term loan at December 31, 2006.
      Currently all agreements with the EIB have variable interest rates that change quarterly with FMC-AG & Co. KGaA having options to convert the variable rates into fixed rates. All advances under all agreements can be

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
denominated in certain foreign currencies including U.S. dollars. All loans under these agreements are secured by bank guarantees and have customary covenants.
Annual Payments
      Aggregate annual payments applicable to the 2006 Senior Credit Agreement, Euro Notes, capital leases and other borrowings (excluding the Company’s trust preferred securities, see Note 12) for the five years subsequent to December 31, 2006 are:

2007	$160,135
2008	151,808
2009	412,150
2010	145,198
2011	1,370,789
Thereafter	1,749,396

$3,989,476

11.	Employee Benefit Plans
General
      Fresenius Medical Care & Co. KGaA recognizes pension costs and related pension liabilities for current and future benefits to current and former employees of the Company. The Company’s pension plans are structured differently according to the legal, economic and financial circumstances in each country. The Company currently has two types of plans, defined benefit and defined contribution plans. In general plan benefits in defined benefit plans are based on all or a portion of the employees’ years of services and final salary. Plan benefits in defined contribution plans are usually determined by the employer but may be limited by legislation.
      Upon retirement under defined benefit plans, the Company is required to pay defined benefits to former employees when the defined benefits become due. Defined benefit plans may be funded or unfunded. The Company has two major defined benefit plans, one funded plan in North America and an unfunded plan in Germany.
      Actuarial assumptions generally determine benefit obligations under defined benefit plans. The actuarial calculations require the use of estimates. The main factors used in the actuarial calculations affecting the level of the benefit obligations are: assumptions on life expectancy, the discount rate, salary and pension level trends. Under the Company’s funded plans, assets are set aside to meet future payment obligations. An estimated return on the plan assets is recognized as income in the respective period. Actuarial gains and losses are generated when there are variations in the actuarial assumptions and differences between the actual and the estimated return on plan assets for that year. A company’s pension liability is impacted by these actuarial gains or losses.
      In the case of the Company’s funded plan, the defined benefit obligation is offset against plan assets. A pension liability is recognized in the balance sheet if the defined benefit obligation exceeds the fair value of plan assets. A pension asset is recognized (and reported under other assets in the balance sheet) if the fair value of plan assets exceeds the defined benefit obligation and if the Company has a right of reimbursement against the fund or a right to reduce future payments to the fund.
      Under defined contribution plans, the Company pays defined contributions during the employee’s service life which satisfies all obligations of the Company to the employee. The Company has a defined contribution plan in North America.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
Defined Benefit Pension Plans
      During the first quarter of 2002, the Company’s North America subsidiary, Fresenius Medical Care Holdings, Inc. (“FMCH”) curtailed its defined benefit and supplemental executive retirement plans. Under the curtailment amendment for substantially all employees eligible to participate in the plan, benefits have been frozen as of the curtailment date and no additional defined benefits for future services will be earned. The Company has retained all employee benefit obligations as of the curtailment date. Each year FMCH contributes at least the minimum amount required by the Employee Retirement Income Security Act of 1974, as amended. There was no minimum funding requirement for FMCH for the defined benefit plan in 2006. FMCH voluntarily contributed $10,982 during 2006.
      The benefit obligation for all defined benefit plans at December 31, 2006, is $334,375 which consists of the benefit obligation of $226,458 for the North America funded plan and the benefit obligation of $107,917 for the German unfunded plan. The funded status at December 31, 2006, is determined by reducing the benefit obligation for the North American plan by the fair value of its plan’s assets of $220,367 and adding the benefit obligation of the German plan, which is unfunded. At December 31, 2006, the benefit obligation and the accumulated benefit obligation exceed the fair value of the plan assets for all pension plans of the Company.
      The following table shows the changes in benefit obligations, the changes in plan assets, and the funded status of the pension plans. Benefits paid as shown in the changes in benefit obligations represent payments made from both the funded and unfunded plans while the benefits paid as shown in the changes in plan assets include only benefit payments from the Company’s funded benefit plan.

	2006	2005	2004

Change in benefit obligation:
Benefit obligation at beginning of year	$320,975	$288,862	$241,240
Foreign currency translation	10,843	(11,233)	4,939
Service cost	8,113	5,103	4,269
Interest cost	16,945	15,927	14,816
Transfer of plan participants	(728)	(36)	(261)
Actuarial (gain) loss	(16,194)	27,170	28,165
Benefits paid	(5,579)	(4,818)	(4,306)

Benefit obligation at end of year	$334,375	$320,975	$288,862

Change of plan assets:
Fair value of plan assets at beginning of year	$196,013	$166,952	$135,247
Actual return on plan assets	18,128	7,481	9,642
Employer contributions	10,982	25,627	25,633
Benefits paid	(4,756)	(4,047)	(3,570)

Fair value of plan assets at end of year	$220,367	$196,013	$166,952

Funded status at year end	$114,008	$124,962	$121,910

      The pension liability recognized under FAS 158 as of December 31, 2006, is equal to the amount shown as 2006 funded status at end of year in the table above and includes a current portion of $1,692 which is recognized as a current liability in the line item “accrued expenses and other current liabilities” in the balance sheet. The non-current portion of $112,316 is recorded as non-current pension liability in the balance sheet. Total pension liability includes $6,091 relating to the North America plan and $107,917 for the German plan. Approximately 87% of the beneficiaries are located in North America with 13% located in Germany.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      The pension liability recognized as of December 31, 2006, 2005 and 2004, was calculated as follows:

	2006	2005	2004

Funded status at end of year	$114,008	$124,962	$121,910
Unrecognized net loss	(84,104)	(108,440)	(85,945)
Unrecognized prior service cost	—	(795)	—
Additional Minimum Liability	65,664	92,975	72,160
Effect of adoption of FAS 158	18,440	—	—

Total Pension Liability at December 31,	$114,008	$108,702	$108,125

      The following table shows the calculation of the Additional Minimum Liability:

	2006	2005	2004

Fair value of plan assets	$220,367	$196,013	$166,952
Accumulated benefit obligation	315,935	304,715	213,995

Minimum Liability	95,568	108,702	47,043
Accrued/(prepaid) benefit costs	29,904	15,727	(25,117)

Additional Minimum Liability	$65,664	$92,975	$72,160

Thereof intangible assets		$795	$—

Thereof accumulated other comprehensive income		$92,180	$72,160

      The pre-tax changes of other comprehensive income relating to pension liabilities during the year 2006 are provided in the following table:

				Foreign
				Currency
	January 1,	Additions/	Adjustment	Translation	December 31,
	2006	Releases	FAS 158	Adjustment	2006

Additional Minimum Liability	$92,180	$(28,189)	$(65,664)	$1,673	$—
Actuarial losses	—	—	84,104	—	84,104

Adjustments related to pension liabilities(1)	$92,180	$(28,189)	$18,440	$1,673	$84,104

(1)	See Note 21 for the tax effects on other comprehensive income recognized during 2006.
     The actuarial loss expected to be amortized from other comprehensive income into net periodic pension cost over the next year is $5,109.
      The adoption of the recognition provisions of FAS 158 as of December 31, 2006, results in the following adjustments of the related amounts in the consolidated balance sheet line items.

	Before Adoption of		After Adoption of
	Statement 158	Adjustments	Statement 158

Deferred tax assets	$26,058	$7,134	$33,192
Accrued expenses and other current liabilities	—	1,692	1,692
Pension liabilities	95,568	16,748	112,316
Accumulated other comprehensive loss	(39,606)	(11,306)	(50,912)

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      The following weighted-average assumptions were utilized in determining benefit obligations as of December 31:

	2006	2005	2004

Discount rate	5.52%	5.22%	5.62%
Rate of compensation increase	4.18%	4.22%	4.25%
      Defined benefit pension plans gave rise to net periodic benefit cost of $19,201 comprising the following components:

	2006	2005	2004

Components of net periodic benefit cost:
Service cost	$8,113	$5,103	$4,269
Interest cost	16,945	15,927	14,816
Expected return on plan assets	(15,361)	(13,163)	(10,219)
Amortization unrealized losses	8,420	6,753	4,712
Amortization of prior service cost	846	210	—
Settlement loss	238	—	—

Net periodic benefit costs	$19,201	$14,830	$13,578

      The discount rates for all plans are derived from an analysis and comparison of yields of portfolios of highly rated equity and debt instruments with maturities that mirror the plan’s benefit obligation. The Company discount rate is the weighted average of these plans based upon their benefit obligations at December 31, 2006. The following weighted-average assumptions were used in determining net periodic benefit cost for the year ended December 31:

	2006	2005	2004

Discount rate	5.16%	5.61%	6.00%
Expected return of plan assets	7.50%	7.50%	7.50%
Rate of compensation increase	4.18%	4.22%	4.25%
      Expected benefit payments for the next five years and in the aggregate for the five years thereafter are as follows:

2007	$6,568
2008	7,619
2009	8,476
2010	9,701
2011	10,488
2012-2016	73,048
      The Company uses December 31 as the measurement date in determining the funded status of all plans.
Plan Investment Policy and Strategy
      For the North America funded plan, the Company periodically reviews the assumption for long-term expected return on pension plan assets. As part of the assumptions review, independent consulting actuaries determine a range of reasonable expected investment returns for the pension plan as a whole based on their analysis of expected future returns for each asset class weighted by the allocation of the assets. The range of

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
returns developed relies both on forecasts, which include the actuarial firm’s expected long-term rates of return for each significant asset class or economic indicator, and on broad-market historical benchmarks for expected return, correlation, and volatility for each asset class. As a result, the Company’s expected rate of return on pension plan assets was 7.5% for 2006.
      The investment policy, utilizing a target investment allocation of 36% equity and 64% long-term U.S. bonds, considers that there will be a time horizon for invested funds of more than 5 years. The total portfolio will be measured against a policy index that reflects the asset class benchmarks and the target asset allocation. The Plan policy does not allow investments in securities of the Company or other related party securities. The performance benchmarks for the separate asset classes include: S&P 500 Index, Russell 2000 Growth Index, MSCI EAFE Index, Lehman U.S. Long Government/ Credit bond Index and the HFRI Fund of Funds Index. The Company expects to contribute $1,016 to Plan Assets during 2007.
      The following schedule describes FMCH’s allocation for its plans:

	Allocation in	Allocation in	Target allocation
	2006 in %	2005 in %	in %

Categories of plan assets
Equity securities	38%	44%	36%
Debt securities	62%	56%	64%

Total	100%	100%	100%

Defined Contribution Plans
      Most FMCH employees are eligible to join a 401(k) savings plan. Employees can deposit up to 75% of their pay up to a maximum of $15.5 if under 50 years old ($20.5 if 50 or over) under this savings plan. The Company will match 50% of the employee deposit up to a maximum Company contribution of 3% of the employee’s pay. The Company’s total expense under this defined contribution plan for the years ended December 31, 2006, 2005 and 2004 was $19,900, $15,242, and $15,528, respectively.

12.	Mandatorily Redeemable Trust Preferred Securities
      The Company issued Trust Preferred Securities through Fresenius Medical Care Capital Trusts, statutory trusts organized under the laws of the State of Delaware. FMC-AG & Co. KGaA owns all of the common securities of these trusts. The sole asset of each trust is a senior subordinated note of FMC-AG & Co. KGaA or a wholly-owned subsidiary of FMC-AG & Co. KGaA. FMC-AG & Co. KGaA, Fresenius Medical Care Deutschland GmbH (“D-GmbH”) and FMCH have guaranteed payment and performance of the senior subordinated notes to the respective Fresenius Medical Care Capital Trusts. The Trust Preferred Securities are guaranteed by FMC-AG & Co. KGaA through a series of undertakings by the Company and FMCH and D-GmbH.
      The Trust Preferred Securities entitle the holders to distributions at a fixed annual rate of the stated amount and are mandatorily redeemable after 10 years. Earlier redemption at the option of the holders may also occur upon a change of control followed by a rating decline or defined events of default including a failure to pay interest. Upon liquidation of the trusts, the holders of Trust Preferred Securities are entitled to a distribution equal to the stated amount. The Trust Preferred Securities do not hold voting rights in the trust except under limited circumstances.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      The indentures governing the notes held by the Fresenius Medical Care Capital Trusts contain affirmative and negative covenants with respect to the Company and its subsidiaries and other payment restrictions. Some of the covenants limit the Company’s indebtedness and its investments, and require the Company to maintain certain ratios defined in the agreement. As of December 31, 2006, the Company is in compliance with all financial covenants under all Trust Preferred Securities agreements.
      The Trust Preferred Securities outstanding as of December 31, 2006 and 2005 are as follows:

				Mandatory
	Year	Stated	Interest	Redemption
	Issued	Amount	Rate	Date	2006	2005

Fresenius Medical Care Capital Trust II	1998	$450,000	7 7/8%	February 1, 2008	434,942	431,762
Fresenius Medical Care Capital Trust III	1998	DM 300,000	7 3/8%	February 1, 2008	202,011	180,951
Fresenius Medical Care Capital Trust IV	2001	$225,000	7 7/8%	June 15, 2011	223,300	222,917
Fresenius Medical Care Capital Trust V	2001	€300,000	7 3/8%	June 15, 2011	393,575	352,234

					$1,253,828	$1,187,864

13.	Shareholders’ Equity
Capital Stock
      As of December 31, 2006, the Company’s capital stock (Grundkapital) consisted of 3,711,435 preference shares without par value and with a nominal amount of €1.00 per share totaling $4,098 and 291,449,673 ordinary shares without par value with a nominal amount of €1.00 per share totaling $359,527. The General Partner has no equity interest in the Company and, therefore, does not participate in either the assets or the profits and losses of the Company. However, the General Partner is compensated for all outlays in connection with conducting the Company’s business, including the remuneration of members of the management board and the supervisory board (see Note 4).
      As of December 31, 2005 and 2004, the Company’s capital stock consisted of 83,286,537 and 78,888,258 preference shares without par value, respectively, with a nominal amount of €1.00 per share, totaling $90,740 and $85,283, respectively, and of 210,000,000 ordinary shares without par value with a nominal amount of €1.00 per share totaling $270,501 in 2005 and $270,501 in 2004, respectively.
      The general meeting of a partnership limited by shares may approve Authorized Capital (genehmigtes Kapital). The resolution creating Authorized Capital requires the affirmative vote of a majority of three quarters of the capital represented at the vote and may authorize the management board to issue shares up to a stated amount for a period of up to five years. The nominal value of the Authorized Capital may not exceed half of the capital stock at the time of the authorization.
      In addition, the general meeting of a a partnership limited by shares may create Conditional Capital (bedingtes Kapital) for the purpose of issuing (i) shares to holders of convertible bonds or other securities which grant a right to shares, (ii) shares in the preparation of a merger with another company, or (iii) shares offered to management or employees. In each case, the authorizing resolution requires the affirmative vote of a majority of three quarters of the capital represented at the vote. The nominal value of the Conditional Capital may not exceed half or, in the case of Conditional Capital created for the purpose of issuing shares to management and employees, 10% of the company’s capital at the time of the resolution.
      All resolutions increasing the capital of a partnership limited by shares also require the consent of the General Partner for their effectiveness.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
Authorized Capital
      By resolution of the Company’s general meeting of shareholders on May 23, 2001 and May 24, 2005, the Company’s management board was authorized, with the approval of the supervisory board, to increase under certain conditions the Company’s share capital through the issue of preference shares. Such authorizations were effective until May 22, 2006 and May 23, 2010, respectively, but were revoked at the EGM on August 30, 2005, as they were no longer appropriate due to the proposed conversion of the Company’s preference shares into ordinary shares, such revocation becoming effective upon registration of the Approved Capital referred to below.
      In connection with revocation of the prior resolutions providing for authorized capital, by resolution of the EGM of shareholders on August 30, 2005, Management AG was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the Company’s share capital until August 29, 2010 by a maximum amount of €35,000 through issue of new ordinary shares against cash contributions, Authorized Capital I. The General Partner is entitled, subject to the approval of the supervisory board, to decide on the exclusion of statutory pre-emption rights of the shareholders. However, such an exclusion of pre-emption rights will be permissible for fractional amounts. Additionally, the newly issued shares may be taken up by certain credit institutions determined by the General Partner if such credit institutions are obliged to offer the shares to the shareholders (indirect pre-emption rights).
      In addition, by resolution of the EGM of shareholders on August 30, 2005, the General Partner was authorized, with the approval of the supervisory board, to increase, on one or more occasions, the share capital of the Company until August 29, 2010 by a maximum amount of €25,000 through the issue of new ordinary shares against cash contributions or contributions in kind, Authorized Capital II. The General Partner is entitled, subject to the approval of the supervisory board, to decide on an exclusion of statutory pre-emption rights of the shareholders. However, such exclusion of pre-emption rights will be permissible only if (i) in case of a capital increase against cash contributions, the nominal value of the issued shares does not exceed 10% of the nominal share value of the Company’s share capital and the issue price for the new shares is at the time of the determination by the General Partner not significantly lower than the stock exchange price in Germany of the existing listed shares of the same type and with the same rights or, (ii) in case of a capital increase against contributions in kind, the purpose of such increase is to acquire an enterprise, parts of an enterprise or an interest in an enterprise.
      The Company’s Authorized Capital I and Authorized Capital II became effective upon registration with the commercial register of the local court in Hof an der Saale on February 10, 2006.
Conditional Capital
      By resolution of the Company’s general meeting of shareholders on May 9, 2006, the Company’s share capital was conditionally increased by up to €15,000 corresponding to 15 million ordinary shares with no par value and a nominal value of €1.00. This Conditional Capital increase can only be effected by the exercise of stock options under the Company’s Stock Option Plan 2006 with each stock option awarded exercisable for one ordinary share (see Note 15). The Company has the right to deliver ordinary shares that it owns or purchases in the market in place of increasing capital by issuing new shares.
      Through the Company’s other employee participation programs, consisting of employee stock option programs and an international employee participation scheme, the Company has issued convertible bonds and stock option/subscription rights (Bezugsrechte) to employees and the members of the Management Board of the General Partner and employees and members of management of affiliated companies that entitle these persons to receive preference shares. Conditional capital available for such purposes was €17,507 at December 31, 2005. At

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
December 31, 2005 options representing 12,307,617 non-voting preference shares were outstanding from all plans.
      With the implementation of the conversion of preference shares into ordinary shares, these other programs have been adjusted to the effect that the conversion rights and subscription rights of plan participants who elected to adjust their rights apply to ordinary shares. The electing participants in those programs have been put in the same economic position in which they would have been without the implementation of the conversion of preference shares into ordinary shares. Participants who did not elect to adjust their rights are still entitled to receive preference shares under the employee participation programs.
      As a result, conditional capital in the amount of €17,507 divided into conditional capital for the issue of up to 8,547,954 ordinary shares and up to 8,958,609 preference shares, became effective upon registration with the commercial register of the local court in Hof an der Saale on February 10, 2006. However, as a result of the adjustment of the employee participation programs, preference shares can be issued for 702,933 convertible bonds and options and ordinary shares can be issued for 8,547,954 convertible bonds and options. At December 31, 2006, 368,091 convertible bonds or options for preference shares remained outstanding with a remaining average term of 5.52 years and 9,221,568 convertible bonds or options for ordinary shares remained outstanding with a remaining average term of 6.73 years under these programs. For the year ending December 31, 2006, 313,164 options for preference shares and 1,561,407 options for ordinary shares had been exercised under these employee participation plans and €36,952 ($46,524) remitted to the Company.
      Conditional Capital available for all programs at December 31, 2006 is €30,632 ($40,342) which includes €15,000 ($19,755) for the 2006 Plan and €15,632 ($20,587) for all other plans.
Dividends
      Under German law, the amount of dividends available for distribution to shareholders is based upon the unconsolidated retained earnings of Fresenius Medical Care AG & Co. KGaA as reported in its balance sheet determined in accordance with the German Commercial Code (Handelsgesetzbuch).
      If no dividends on the Company’s preference shares are declared for two consecutive years after the year for which the preference shares are entitled to dividends, then the holders of such preference shares would be entitled to the same voting rights as holders of ordinary shares until all arrearages are paid. In addition, the payment of dividends by FMC-AG & Co. KGaA is subject to limitations under the 2006 Senior Credit Agreement (see Note 10).
      Cash dividends of $153,720 for 2005 in the amount of €0.43 per preference share and €0.41 per ordinary share were paid on May 10, 2006.
      Cash dividends of $137,487 for 2004 in the amount of €0.39 per preference share and €0.37 per ordinary share were paid on May 25, 2005.
      Cash dividends of $122,106 for 2003 in the amount of €0.36 per preference share and €0.34 per ordinary share were paid on May 28, 2004.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

14.	Earnings Per Share
      The following table is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations and shows the basic and fully diluted income per ordinary and preference share for the years ending December 31:

	2006	2005	2004

Numerators:
Net income	$536,746	$454,952	$401,998
less:
Dividend Preference on Preference shares	90	2,000	1,959

Income available to all class of shares	$536,656	$452,952	$400,039

Denominators:
Weighted average number of:
Ordinary shares outstanding	290,621,904	210,000,000	210,000,000
Preference shares outstanding	3,575,376	80,369,448	78,729,177

Total weighted average shares outstanding	294,197,280	290,369,448	288,729,177
Potentially dilutive Ordinary shares	1,673,649
Potentially dilutive Preference shares	140,976	2,337,990	1,265,724

Total weighted average ordinary shares outstanding assuming dilution	292,295,553	210,000,000	210,000,000
Total weighted average Preference shares outstanding assuming dilution	3,716,352	82,707,438	79,994,901
Basic income per Ordinary share	$1.82	$1.56	$1.39
Plus preference per Preference share	0.03	0.02	0.02

Basic income per Preference Share	$1.85	$1.58	$1.41

Fully diluted income per Ordinary share	$1.81	$1.55	$1.38
Plus preference per Preference share	0.03	0.02	0.02

Fully diluted income per Preference share	$1.84	$1.57	$1.40

15.	Stock Options
      Effective January 1, 2006, the Company adopted the provisions of FAS 123(R) using the modified prospective transition method (see Note 1u). As a result of the adoption of this standard, the Company incurred compensation costs of $14,258 which would not have been recognized under its previous accounting policy in accordance with APB Opinion No. 25 and is included in its total compensation expense of $16,610 for the period ending December 31, 2006. Compensation expense for 2005 and 2004 was $1,363 and $1,751, respectively. There were no capitalized compensation costs in any of the three years presented. The Company also recorded a related deferred income tax of $4,599, $273 and $0 for the years ending December 31, 2006, 2005, and 2004, respectively.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      The following table illustrates the effect on net income and earnings per share for the years ending December 31, 2005 and 2004 if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock based employee compensation.

	2005	2004

Net income:
As reported	$454,952	$401,998
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	1,090	1,751
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(8,302)	(7,559)

Pro forma	$447,740	$396,190

Basic earnings per:
Ordinary share
As reported	$1.56	$1.39
Pro forma	$1.54	$1.37
Preference share
As reported	$1.58	$1.41
Pro forma	$1.56	$1.39
Fully diluted earnings per:
Ordinary share
As reported	$1.55	$1.38
Pro forma	$1.52	$1.36
Preference share
As reported	$1.57	$1.40
Pro forma	$1.55	$1.38
Stock Option and other Share Based Plans
      At December 31, 2006, the Company has awards outstanding under the various stock-based compensation plans.
Incentive plan
      During the fiscal year 2006, Fresenius Medical Care Management AG granted performance related compensation to the members of its management board in the form of a variable bonus. A special bonus component (award) for some of the management board members consists in equal parts of cash payments and a share price related compensation based on Fresenius Medical Care AG & Co. KGaA’s ordinary shares. The amount of the award in each case depends on the achievement of certain performance targets. The targets are measured on operating income and cash flow. These performance targets relate to a three-year-period comprising the fiscal years 2006, 2007 and 2008 only. Once the annual targets are achieved, the cash portion of the award is paid after the end of the respective fiscal year and the share price-related compensation part is granted but subject to a three-year-vesting-period. The payment of the share price-related compensation part corresponds to the share price of Fresenius Medical Care AG & Co. KGaA’s ordinary shares on exercise, i.e. at the end of the vesting period, and is also made in cash. The expense incurred under this plan for 2006 was $3,362.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006
      On May 9, 2006, the Fresenius Medical Care AG & Co. KGaA Stock Option Plan 2006 (the “2006 Plan”) was established by resolution of the Company’s annual general meeting with a conditional capital increase up to €15,000 subject to the issue of up to 15 million no par value bearer ordinary shares with a nominal value of €1.00 each. Under the 2006 Plan, up to 15 million options can be issued, each of which can be exercised to obtain one ordinary share, with up to three million options designated for members of the Management Board of the General Partner, up to three million options designated for members of management boards of direct or indirect subsidiaries of the Company and up to nine million options designated for managerial staff members of the Company and such affiliates. With respect to participants who are members of the General Partner’s Management Board, its Supervisory Board has sole authority to grant stock options and exercise other decision making powers under the 2006 Plan (including decisions regarding certain adjustments and forfeitures). The General Partner has such authority with respect to all other participants in the 2006 Plan.
      Options under the 2006 Plan can be granted the last Monday in July and/or the first Monday in December. The exercise price of options granted under the 2006 Plan shall be the average closing price on the Frankfurt Stock Exchange of Company’s ordinary shares during the 30 calendar days immediately prior to each grant date. Options granted under the 2006 Plan have a seven-year term but can be exercised only after a three-year vesting period. The vesting of options granted is subject to satisfaction of success targets measured over a three-year period from the grant date. For each such year, the success target is achieved if the Company’s adjusted basic income per ordinary share (“EPS”), as calculated in accordance with the 2006 Plan, increases by at least 8% year over year during the vesting period, beginning with EPS for the year of grant as compared to EPS for the year preceding such grant. Calculation of EPS under the 2006 Plan excludes, among other items, the costs of the transformation of the Company’s legal form and the conversion of preference shares into ordinary shares. For each grant, one-third of the options granted are forfeited for each year in which EPS does not meet or exceed the 8% target. The success target for 2006 was met. Vesting of the portion or portions of a grant for a year or years in which the success target is met does not occur until completion of the entire three-year vesting period. Upon exercise of vested options, the Company has the right to issue ordinary shares it owns or that it purchases in the market in place of increasing capital by the issuance of new shares.
      During 2006, the Company awarded 2,316,840 options, including 398,400 to members of the Management Board of the General Partner, at a weighted average exercise price of $40.23 (€30.54), a weighted average fair value of $13.02 (€9.88) each and a total fair value of $30,158, which will be amortized on a straight line basis over the three year vesting period.
      Options granted under the 2006 Plan to US participants are non-qualified stock options under the United States Internal Revenue Code of 1986, as amended. Options under the 2006 Plan are not transferable by a participant or a participant’s heirs, and may not be pledged, assigned, or otherwise disposed of.
Fresenius Medical Care 2001 International Stock Option Plan
      Under the Fresenius Medical Care 2001 International Stock Incentive Plan (the “2001 Plan”), options in the form of convertible bonds with a principal of up to €12,000 were issued to the members of the Management Board and other employees of the Company representing grants for up to 12 million non-voting preference shares. The convertible bonds have a par value of €1.00 and bear interest at a rate of 5.5%. Except for the members of the Management Board, eligible employees may purchase the bonds by issuing a non-recourse note with terms corresponding to the terms of and secured by the bond. The Company has the right to offset its obligation on a bond against the employee’s obligation on the related note; therefore, the convertible bond obligations and employee note receivables represent stock options issued by the Company and are not reflected in

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
the consolidated financial statements. The options expire ten years from issuance and can be exercised beginning two, three or four years after issuance. Compensation costs related to awards granted under this plan are amortized on a straight-line basis over the vesting period for each separately vesting portion of the awards. Bonds issued to Management Board members who did not issue a note to the Company are recognized as a liability on the Company’s balance sheet. Options granted in 2005 and 2004 had weighted average exercise prices of $27.38 (€20.79) and $19.67 (€14.94), weighted average fair values of $7.44 (€6.23) and $5.25 (€4.31), and total fair values of $23,312 (€19,535) and $16,074 (€13,184), respectively.
      Upon issuance of the option, the employees had the right to choose options with or without a stock price target. The conversion price of options subject to a stock price target corresponds to the stock exchange quoted price of the preference shares upon the first time the stock exchange quoted price exceeds the initial value by at least 25%. The initial value (“Initial Value”) is the average price of the preference shares during the last 30 trading days prior to the date of grant. In the case of options not subject to a stock price target, the number of convertible bonds awarded to the eligible employee would be 15% less than if the employee elected options subject to the stock price target. The conversion price of the options without a stock price target is the Initial Value. Each option entitles the holder thereof, upon payment of the respective conversion price, to acquire one preference share. Effective May 2006, no further grants can be issued under the 2001 Plan and no options were granted under the 2001 Plan during 2006.
      In connection with the conversion of the Company’s preference shares into ordinary shares, holders of options to acquire preference shares had the opportunity to convert their options so that they would be exercisable to acquire ordinary shares. Holders of 11,590,410 options converted resulting in 8,547,954 options for ordinary shares (see Note 2). Holders of 702,933 options elected not to convert.
      At December 31, 2006, the Management Board members of the General Partner, held 1,644,591 stock options for ordinary shares and employees of the Company held 7,576,977 stock options for ordinary shares and 368,091 stock options for preference shares. The table below provides reconciliations for options outstanding at December 31, 2006, as compared to December 31, 2005 taking in consideration the conversion, options exercised and forfeited.

		Weighted	Weighted
		Average	Average
Reconciliation of options for preference shares		Exercise	Exercise
converted to options for ordinary shares	Options	Price	Price

	(in thousands)	€	$
Balance at December 31, 2005	12,308	15.96	21.02
Forfeited prior to conversion	15	13.67	18.00

Eligible for conversion	12,293	15.98	21.04
Options not converted	703	16.39	21.59

Options converted	11,590
Reduction due to impact of conversion ratios	3,042

Balance of options outstanding after conversion into ordinary shares as of February 10, 2006	8,548	21.41	28.20

Granted	2,317	30.54	40.23
Exercised	1,561	20.46	26.95
Forfeited	82	22.98	30.26

Balance at December 31, 2006 options for ordinary shares	9,222	20.39	26.86

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

Reconciliation of options for preference shares

Balance of options not converted as of February 10, 2006	703	16.39	21.59

Exercised	313	16.61	21.87
Forfeited	22	16.87	22.22

Balance at December 31, 2006 options for preference shares	368	16.19	21.32

      The following table provides a summary of fully vested options outstanding and exercisable for both preference and ordinary shares at December 31, 2006:

Fully Vested Outstanding and Exercisable Options

Weighted
Average
		Remaining	Weighted	Weighted
		Contractual	Average	Average	Aggregate	Aggregate
	Number of	Life in	Exercise	Exercise	Intrinsic	Intrinsic
	Options	Years	Price	Price	Value	Value

	(in thousands)		€	US-$	€	US-$
Options for preference shares	213	3.63	14.46	19.04	3,734	4,918
Options for ordinary shares	2,878	4.86	19.70	25.95	40,167	52,900
      At December 31, 2006, there was $36,397 of total unrecognized compensation costs related to non-vested options granted under all plans. These costs are expected to be recognized over a weighted-average period of 1.7 years.
      During the years ended December 31, 2006, 2005, and 2004, the company received $46,524, $79,944 and $3,622, respectively, from the exercise of stock options. The intrinsic value of options exercised for the twelve-month periods ending December 31, 2006, 2005, and 2004, were $27,270 $25,338, and $799, respectively. A related tax benefit to the Company of $7,428 for the year ending December 31, 2006 was recorded as cash provided from financing activities; prior to the adoption of FAS 123(R) such tax benefits related to the exercise of options were included in cash flows provided by operating activities. For 2005 and 2004, this amounted to $6,471 and $0, respectively.
Fair Value Information
      The Company used the binomial option-pricing model in determining the fair value of the awards under the 2006 Plan. Option valuation models require the input of highly subjective assumptions including expected stock price volatility. The Company’s assumptions are based upon its past experiences, market trends and the experiences of other entities of the same size and in similar industries. The Company’s stock options have characteristics that vary significantly from traded options and changes in subjective assumptions can materially affect the fair value of the option. The assumptions used to determine the fair value of the 2006 grants are as follows:

Weighted-average assumptions:	2006

Expected dividend yield	1.64%
Risk-free interest rate	3.78%
Expected volatility	30.03%
Expected life of options	7 years
Exercise price	30.54€	(US-$40.23)

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      Prior to the adoption of the 2006 Plan, the Black-Scholes option-pricing model was utilized in estimating the fair values of options that have no vesting restrictions. The assumptions used to determine the fair value are as follows:

Weighted-average assumptions:	2005	2004

Expected dividend yield	2.88%	2.87%
Risk-free interest rate	2.76%	3.50%
Expected volatility	40.00%	40.00%
Expected life of options	5.3 years	5.3 years

16.	Income Taxes
      Income before income taxes and minority interest is attributable to the following geographic locations:

	2006	2005	2004

Germany	$167,258	$109,407	$86,702
United States	645,360	512,697	447,197
Other	154,263	143,622	134,700

	$966,881	$765,726	$668,599

      Income tax expense (benefit) for the years ended December 31, 2006, 2005, and 2004, consisted of the following:

	2006	2005	2004

Current:
Germany	$107,609	$40,386	$55,034
United States	150,550	206,551	129,445
Other	57,462	48,133	40,316

	315,621	295,070	224,796

Deferred:
Germany	(15,219)	(12,990)	5,147
United States	118,800	27,391	34,958
Other	(5,713)	(723)	513

	97,868	13,678	40,619

	$413,489	$308,748	$265,415

      In 2006, 2005 and 2004, the Company is subject to German federal corporation income tax at a base rate of 25% plus a solidarity surcharge of 5.5% on federal corporation taxes payable.
      Certain provisions of the German Tax Law were reviewed during 2006. These revisions did not have a material impact on the Company’s results for 2006 and are not expected to have a material impact on future earnings.
      A reconciliation between the expected and actual income tax expense is shown below. The expected corporate income tax expense is computed by applying the German corporation tax rate (including the solidarity surcharge) and the effective trade tax rate on income before income taxes and minority interest. The respective

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
combined tax rates are 38.47%, 38.44%, and 38.18% for the fiscal years ended December 31, 2006, 2005, and 2004.

	2006	2005	2004

Expected corporate income tax expense	$371,959	$294,345	$255,271
Tax free income	(33,912)	(18,442)	(15,570)
Foreign tax rate differential	(3,013)	(8,431)	15,734
Non-deductible expenses	17,055	27,757	9,426
Taxes for prior years	41,332	20,509	10,267
Tax on divestitures	29,128	0	0
Other	(9,060)	(6,990)	(9,713)

Actual income tax expense	$413,489	$308,748	$265,415

Effective tax rate	42.8%	40.3%	39.7%

      The tax effects of the temporary differences that give rise to deferred tax assets and liabilities at December 31, 2006 and 2005, are presented below:

	2006	2005

Deferred tax assets:
Accounts receivable, primarily due to allowance for doubtful accounts	$42,753	$26,018
Inventory, primarily due to additional costs capitalized for tax purposes, and inventory reserve accounts	32,512	29,628
Plant, equipment, intangible assets and other non current assets, principally due to differences in depreciation and amortization	45,949	37,905
Accrued expenses and other liabilities for financial accounting purposes, not currently tax deductible	253,730	159,339
Net operating loss carryforwards	37,965	44,249
Derivatives	8,313	3,735
Other	10,978	5,266

Total deferred tax assets	$432,200	$306,140
Less: valuation allowance	(41,231)	(46,146)

Net deferred tax assets	$390,969	$259,994

Deferred tax liabilities:
Accounts receivable, primarily due to allowance for doubtful accounts	$10,398	$9,266
Inventory, primarily due to inventory reserve accounts for tax purposes	6,994	6,040
Accrued expenses and other liabilities deductible for tax prior to financial accounting recognition	30,714	15,945
Plant, equipment and intangible assets, principally due to differences in depreciation and amortization	302,187	256,663
Derivatives	33,831	21,582
Other	45,491	49,893

Total deferred tax liabilities	429,615	359,389

Net deferred tax liabilities	$38,646	$99,395

      The valuation allowance decreased by $4,915 in 2006 and increased by $1,582 in 2005.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      The expiration of net operating losses is as follows:

2007	$12,551
2008	5,524
2009	5,755
2010	9,724
2011	11,113
2012	6,537
2013	2,123
2014 and thereafter	1,305
Without expiration date	61,822

Total	$116,454

      In assessing the realizability of deferred tax assets, management considers whether it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more-likely-than-not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances at December 31, 2006.
      The Company provides for income taxes on the cumulative earnings of foreign subsidiaries that will not be reinvested. During the year 2006, the Company provided for $1,350 of deferred tax liabilities associated with earnings that are likely to be distributed in 2007. Provision has not been made for additional taxes on $1,114,643 undistributed earnings of foreign subsidiaries as these earnings are considered permanently reinvested.
      Dividends from German subsidiaries are 95% tax-exempt, i.e. 5% of dividend income is taxable for corporate tax purposes and 5% of capital gains from the disposal of foreign and domestic shareholdings is subject to the combined corporate income and trade tax rate (tax is therefore about 2% on the capital gain). This includes any gains resulting from the reversal of previous write-downs. Capital losses on the disposal of such shareholding and write-down on the cost of investment are not tax deductible whereas, by contrast, 5% of the income from reversing write-downs is subject to taxation. Management does not anticipate that these rules will result in significant additional income tax expense in future fiscal years.

17.	Operating Leases
      The Company leases buildings and machinery and equipment under various lease agreements expiring on dates through 2050. Rental expense recorded for operating leases for the years ended December 31, 2006, 2005 and 2004 was $414,137, $334,947, and $322,939, respectively.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
      Future minimum rental payments under noncancelable operating leases for the five years succeeding December 31, 2006 and thereafter are:

2007	$308,084
2008	272,995
2009	237,973
2010	202,458
2011	168,712
Thereafter	507,516

$1,697,738

18.	Legal Proceedings
Commercial Litigation
      The Company was originally formed as a result of a series of transactions it completed pursuant to the Merger. At the time of the Merger, a W.R. Grace & Co. subsidiary known as W.R. Grace & Co.-Conn. had, and continues to have, significant liabilities arising out of product-liability related litigation (including asbestos-related actions), pre-Merger tax claims and other claims unrelated to National Medical Care (“NMC”), which was W.R. Grace & Co.’s dialysis business prior to the Merger. In connection with the Merger, W.R. Grace & Co.-Conn. agreed to indemnify the Company, FMCH, and NMC against all liabilities of W.R. Grace & Co., whether relating to events occurring before or after the Merger, other than liabilities arising from or relating to NMC’s operations. W.R. Grace & Co. and certain of its subsidiaries filed for reorganization under Chapter 11 of the U.S. Bankruptcy Code (the “Grace Chapter 11 Proceedings”) on April 2, 2001.
      Prior to and after the commencement of the Grace Chapter 11 Proceedings, class action complaints were filed against W.R. Grace & Co. and FMCH by plaintiffs claiming to be creditors of W.R. Grace & Co.-Conn., and by the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate in the Grace Chapter 11 Proceedings, alleging among other things that the Merger was a fraudulent conveyance, violated the uniform fraudulent transfer act and constituted a conspiracy. All such cases have been stayed and transferred to or are pending before the U.S. District Court as part of the Grace Chapter 11 Proceedings.
      In 2003, the Company reached agreement with the asbestos creditors’ committees on behalf of the W.R. Grace & Co. bankruptcy estate and W.R. Grace & Co. in the matters pending in the Grace Chapter 11 Proceedings for the settlement of all fraudulent conveyance and tax claims against it and other claims related to the Company that arise out of the bankruptcy of W.R. Grace & Co. Under the terms of the settlement agreement as amended (the “Settlement Agreement”), fraudulent conveyance and other claims raised on behalf of asbestos claimants will be dismissed with prejudice and the Company will receive protection against existing and potential future W.R. Grace & Co. related claims, including fraudulent conveyance and asbestos claims, and indemnification against income tax claims related to the non-NMC members of the W.R. Grace & Co. consolidated tax group upon confirmation of a W.R. Grace & Co. final bankruptcy reorganization plan that contains such provisions. Under the Settlement Agreement, the Company will pay a total of $115,000 to the W.R. Grace & Co. bankruptcy estate, or as otherwise directed by the Court, upon plan confirmation. No admission of liability has been or will be made. The Settlement Agreement has been approved by the U.S. District Court. Subsequent to the Merger, W.R. Grace & Co. was involved in a multi-step transaction involving Sealed Air Corporation (“Sealed Air,” formerly known as Grace Holding, Inc.). The Company is engaged in litigation with Sealed Air to confirm its entitlement to indemnification from Sealed Air for all losses and expenses incurred by the Company relating to pre-Merger tax liabilities and Merger-related claims. Under the

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
Settlement Agreement, upon confirmation of a plan that satisfies the conditions of the Company’s payment obligation, this litigation will be dismissed with prejudice.
      On April 4, 2003, FMCH filed a suit in the U. S. District Court for the Northern District of California, Fresenius USA, Inc., et al., v. Baxter International Inc., et al., Case No. C 03-1431, seeking a declaratory judgment that FMCH does not infringe on patents held by Baxter International Inc. and its subsidiaries and affiliates (“Baxter”), that the patents are invalid, and that Baxter is without right or authority to threaten or maintain suit against FMCH for alleged infringement of Baxter’s patents. In general, the alleged patents concern touch screens, conductivity alarms, power failure data storage, and balance chambers for hemodialysis machines. Baxter filed counterclaims against FMCH seeking monetary damages and injunctive relief, and alleging that FMCH willfully infringed on Baxter’s patents. On July 17, 2006, the court entered judgement in favor of FMCH finding that all the asserted claims of the Baxter patents are invalid as obvious and/or anticipated in light of prior art. On February 13, 2007, the court granted Baxter’s motion to set aside the jury’s verdict in favor of FMCH and retry certain aspects of the case. We will appeal the court’s rulings. An adverse judgment in any new trial could have a material adverse impact on our business, financial condition and results of operations.
      Fresenius Medical Care AG & Co. KGaA’s Australian subsidiary, Fresenius Medical Care Australia Pty Limited (hereinafter referred to as “Fresenius Medical Care Australia”) and Gambro Pty Limited and Gambro AB (hereinafter referred to as “the Gambro Group”) are in litigation regarding infringement and damages with respect to the Gambro AB patent protecting intellectual property in relation to a system for preparation of dialysis or replacement fluid, the Gambro bicart device in Australia (“the Gambro Patent”). As a result of the commercialisation of a system for the preparation of dialysis fluid based on the Fresenius Medical Care Bibag device in Australia, the Australian courts concluded that Fresenius Medical Care Australia infringed the Gambro Patent. The parties are still in legal dispute with respect to the issue of potential damages related to the patent infringement. As the infringement proceedings have solely been brought in the Australian jurisdiction any potential damages to be paid by Fresenius Medical Care Australia will be limited to the potential losses of the Gambro Group caused by the patent infringement in Australia.
Other Litigation and Potential Exposures
      RCG has been named as a nominal defendant in a second amended complaint filed September 13, 2006 in the Chancery Court for the State of Tennessee Twentieth Judicial District at Nashville against former officers and directors of RCG which purports to constitute a class action and derivative action relating to alleged unlawful actions and breaches of fiduciary duty in connection with the RCG Acquisition and in connection with alleged improper backdating and/or timing of stock option grants. The amended complaint is styled Indiana State District Council of Laborers and Hod Carriers Pension Fund, on behalf of itself and all others similarly situated and derivatively on behalf of RCG, Plaintiff, vs. RCG, Gary Brukardt, William P. Johnston, Harry R. Jacobson,, Joseph C. Hutts, William V. Lapham, Thomas A. Lowery, Stephen D. McMurray, Peter J. Grua, C. Thomas Smith, Ronald Hinds, Raymond Hakim and R. Dirk Allison, Defendants. The complaint seeks damages against former officers and directors and does not state a claim for money damages directly against RCG. The Company anticipates that the individual defendants may seek to claim indemnification from RCG. The Company is unable at this time to assess the merits of any such claim for indemnification.
      FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received subpoenas from the U.S. Department of Justice, Eastern District of Missouri, in connection with a joint civil and criminal investigation. FMCH received its subpoena in April 2005. RCG received its subpoena in August 2005. The subpoenas require production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents related to clinical quality programs, business development activities, medical director compensation and physician relationships, joint ventures, anemia management programs, RCG’s supply

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
company, pharmaceutical and other services that RCG provides to patients, RCG’s relationships to pharmaceutical companies, and RCG’s purchase of dialysis equipment from FMCH. The Company is cooperating with the government’s requests for information. An adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition and results of operations.
      In October 2004, FMCH and its subsidiaries, including RCG (prior to the RCG Acquisition), received subpoenas from the U.S. Department of Justice, Eastern District of New York in connection with a civil and criminal investigation, which requires production of a broad range of documents relating to FMCH’s and RCG’s operations, with specific attention to documents relating to laboratory testing for parathyroid hormone (“PTH”) levels and vitamin D therapies. The Company is cooperating with the government’s requests for information. While the Company believes that it has complied with applicable laws relating to PTH testing and use of vitamin D therapies, an adverse determination in this investigation could have a material adverse effect on the Company’s business, financial condition, and results of operations.
      In May 2006, RCG received a subpoena from the U.S. Department of Justice, Southern District of New York in connection with an investigation into RCG’s administration of its stock option programs and practices, including the procedure under which the exercise price was established for certain of the option grants. The subpoena requires production of a broad range of documents relating to the RCG stock option program prior to the RCG Acquisition. The Company is cooperating with the government’s requests for information. The outcome and impact of this investigation cannot be predicted at this time.
      From time to time, the Company is a party to or may be threatened with other litigation, claims or assessments arising in the ordinary course of its business. Management regularly analyzes current information including, as applicable, the Company’s defenses and insurance coverage and, as necessary, provides accruals for probable liabilities for the eventual disposition of these matters.
      The Company, like other health care providers, conducts its operations under intense government regulation and scrutiny. It must comply with regulations which relate to or govern the safety and efficacy of medical products and supplies, the operation of manufacturing facilities, laboratories and dialysis clinics, and environmental and occupational health and safety. The Company must also comply with the Anti-Kickback Statute, the False Claims Act, the Stark Statute, and other federal and state fraud and abuse laws. Applicable laws or regulations may be amended, or enforcement agencies or courts may make interpretations that differ from the Company’s or the manner in which it conducts its business. Enforcement has become a high priority for the federal government and some states. In addition, the provisions of the False Claims Act authorizing payment of a portion of any recovery to the party bringing the suit encourage private plaintiffs to commence “whistle blower” actions. By virtue of this regulatory environment, as well as the Company’s corporate integrity agreement with the U.S. federal government, the Company’s business activities and practices are subject to extensive review by regulatory authorities and private parties, and continuing audits, investigative demands, subpoenas, other inquiries, claims and litigation relating to the Company’s compliance with applicable laws and regulations. The Company may not always be aware that an inquiry or action has begun, particularly in the case of “whistle blower” actions, which are initially filed under court seal.
      The Company operates many facilities throughout the United States. In such a decentralized system, it is often difficult to maintain the desired level of oversight and control over the thousands of individuals employed by many affiliated companies. The Company relies upon its management structure, regulatory and legal resources, and the effective operation of its compliance program to direct, manage and monitor the activities of these employees. On occasion, the Company may identify instances where employees, deliberately or inadvertently, have submitted inadequate or false billings. The actions of such persons may subject the Company

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
and its subsidiaries to liability under the Anti-Kickback Statute, the Stark Statute and the False Claims Act, among other laws.
      Physicians, hospitals and other participants in the health care industry are also subject to a large number of lawsuits alleging professional negligence, malpractice, product liability, worker’s compensation or related claims, many of which involve large claims and significant defense costs. The Company has been and is currently subject to these suits due to the nature of its business and expects that those types of lawsuits may continue. Although the Company maintains insurance at a level which it believes to be prudent, it cannot assure that the coverage limits will be adequate or that insurance will cover all asserted claims. A successful claim against the Company or any of its subsidiaries in excess of insurance coverage could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.
      The Company has also had claims asserted against it and has had lawsuits filed against it relating to alleged patent infringements or businesses that it has acquired or divested. These claims and suits relate both to operation of the businesses and to the acquisition and divestiture transactions. The Company has, when appropriate, asserted its own claims, and claims for indemnification. A successful claim against the Company or any of its subsidiaries could have a material adverse effect upon it and the results of its operations. Any claims, regardless of their merit or eventual outcome, could have a material adverse effect on the Company’s reputation and business.
Accrued Special Charge for Legal Matters
      At December 31, 2001, the Company recorded a pre-tax special charge of $258,159 to reflect anticipated expenses associated with the defense and resolution of pre-Merger tax claims, Merger-related claims, and commercial insurer claims. The costs associated with the Settlement Agreement and settlements with insurers have been charged against this accrual. With the exception of the proposed $115,000 payment under the Settlement Agreement, all other matters included in the special charge have been resolved. While the Company believes that its remaining accrual reasonably estimates its currently anticipated costs related to the continued defense and resolution of this matter, no assurances can be given that its actual costs incurred will not exceed the amount of this accrual (see Note 8).

19.	Financial Instruments
Market Risk
      The Company is exposed to market risk from changes in interest rates and foreign exchange rates. In order to manage the risk of interest rate and currency exchange rate fluctuations, the Company enters into various hedging transactions with highly rated financial institutions as authorized by the Company’s General Partner. The Company does not use financial instruments for trading purposes.
      The Company established guidelines for risk assessment procedures and controls for the use of financial instruments. They include a clear segregation of duties with regard to execution on one side and administration, accounting and controlling on the other.
Foreign Exchange Risk Management
      The Company conducts business on a global basis in various currencies, though its operations are mainly in Germany and the United States. For financial reporting purposes, the Company has chosen the U.S. dollar as its reporting currency. Therefore, changes in the rate of exchange between the U.S. dollar and the local currencies in

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
which the financial statements of the Company’s international operations are maintained affect its results of operations and financial position as reported in its consolidated financial statements.
      The Company’s exposure to market risk for changes in foreign exchange rates relates to transactions such as sales and purchases, and lending and borrowings, including intercompany borrowings. The Company has significant amounts of sales of products invoiced in euro from its European manufacturing facilities to its other international operations. This exposes the subsidiaries to fluctuations in the rate of exchange between the euro and the currency in which their local operations are conducted. For the purpose of hedging existing and foreseeable foreign exchange transaction exposures the Company enters into foreign exchange forward contracts and, on a small scale, foreign exchange options. The Company’s policy, which has been consistently followed, is that financial derivatives be used only for the purpose of hedging foreign currency exposure. As of December 31, 2006 the Company had no foreign exchange options.
      In connection with intercompany loans in foreign currency the Company normally uses foreign exchange swaps thus assuring that no foreign exchange risks arise from those loans.
      Changes in the fair value of foreign exchange forward contracts designated and qualifying as cash flow hedges of forecasted product purchases and sales are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings as a component of cost of revenues, in the same period in which the hedged transaction affects earnings. After tax gains of $1,210 ($2,527 pretax) for the year ended December 31, 2006 are deferred in accumulated other comprehensive income and will mainly be reclassified into earnings during 2007. During 2006, the Company reclassified after tax gains of $72 ($99 pretax) from accumulated other comprehensive income (loss) into the statement of operations.
      The notional amounts of foreign exchange forward contracts in place to hedge exposures from operational business totaled $351,729 with a fair value of $2,195 as of December 31, 2006.
      Changes in the fair value of foreign currency forward contracts designated and qualifying as cash flow hedges associated with foreign currency denominated intercompany financing transactions are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings as a component of selling, general and administrative expenses and interest expense in the same period in which the hedged transactions affect earnings.
      In connection with foreign currency denominated intercompany loans, the Company also entered into foreign exchange swaps with a notional amount of $730,855 having a fair value of approximately $418 as of December 31, 2006. No hedge accounting is applied to these foreign exchange contracts. Accordingly, the respective foreign exchange swaps are recognized as assets or liabilities and changes in their fair values are recognized against earnings thus offsetting the changes in fair values of the underlying intercompany loans denominated in foreign currency.
      As of December 31, 2006, the Company had foreign exchange derivatives with maturities of up to 16 months.
      The Company is exposed to potential losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparty to fail to meet its obligations as the counterparties are highly rated financial institutions. The current credit exposure of foreign exchange derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
Interest Rate Risk Management
      The Company enters into derivatives, particularly interest rate swaps, to (a) protect interest rate exposures arising from long-term debt and short-term borrowings and accounts receivable securitization programs at floating rates by effectively swapping them into fixed rates or (b) hedge the fair value of parts of its fixed interest rate borrowings.
Cash Flow Hedges of Variable Rate Debt
      The Company enters into interest rate swap agreements that are designated as cash flow hedges effectively converting the major part of variable interest rate payments due on the Company’s 2006 Senior Credit Agreement denominated in U.S. dollars into fixed interest rate payments. Those swap agreements in the notional amount of $3,165,000, which expire at various dates between 2007 and 2012, effectively fix the Company’s variable interest rate exposure on the majority of its U.S. dollar-denominated revolving loans at an average interest rate of 4.50% plus applicable margin. After tax gains of $36,050 ($57,732 pretax) for the year ended December 31, 2006, were deferred in accumulated other comprehensive loss. Interest payable and interest receivable under the swap agreements are accrued and recorded as an adjustment to interest expense at each reporting date. There are losses of $1,342 ($2,182 pretax) due to hedge ineffectiveness.
Fair Value Hedges of Fixed Rate Debt
      The Company enters into interest rate swap agreements that are designated as fair value hedges to hedge the risk of changes in the fair value of fixed interest rate borrowings effectively converting the fixed interest payments on Fresenius Medical Care Capital Trust II trust preferred securities (see note 12) denominated in U.S. dollars into variable interest rate payments. Since the critical terms of the interest rate swap agreements are identical to the terms of Fresenius Medical Capital Trust II trust preferred securities, the hedging relationship is highly effective and no ineffectiveness is recognized in earnings. The interest rate swap agreements are reported at fair value in the balance sheet. The reported amount of the hedged portion of the fixed rate trust preferred securities includes an adjustment representing the change in fair value attributable to the interest rate risk being hedged. Changes in the fair value of interest rate swap contracts and trust preferred securities offset each other in the income statement. At December 31, 2006, the notional volume of these swaps was $450,000.
      The Company is exposed to potential losses in the event of nonperformance by counterparties to financial instruments but does not expect any counterparty to fail to meet its obligations as the counterparties are highly rated financial institutions. The current credit exposure of interest rate derivatives is represented by the fair value of those contracts with a positive fair value at the reporting date.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
Fair Value of Financial Instruments
      The following table presents the carrying amounts and fair values of the Company’s financial instruments at December 31, 2006 and 2005.

	2006		2005

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Non-derivatives
Assets
Cash and cash equivalents	$159,010	$159,010	$85,077	$85,077
Receivables	1,848,695	1,848,695	1,469,933	1,469,933
Liabilities
Accounts payable	552,807	552,807	309,255	309,255
Long term debt, excluding Euro-Notes	3,726,076	3,726,076	597,429	597,429
Trust Preferred Securities	1,253,828	1,331,802	1,187,864	1,285,319
Euro-Notes	263,400	266,480	235,940	236,326
Derivatives
Foreign exchange contracts	2,613	2,613	(2,939)	(2,939)
Dollar interest rate hedges	45,217	45,217	21,830	21,830
Yen interest rate hedges	(75)	(75)	(201)	(201)
      The carrying amounts in the table are included in the consolidated balance sheet under the indicated captions, except for derivatives, which are included in other assets or other liabilities.
Estimation of Fair Values
      The significant methods and assumptions used in estimating the fair values of financial instruments are as follows:
      Short-term financial instruments are valued at their carrying amounts included in the consolidated balance sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of the instruments. This approach applies to cash and cash equivalents, receivables, accounts payable and income taxes payable and short-term borrowings.
      Long-term bank debt is valued at its carrying amount because the actual drawings under the facility carry interest at a variable rate which reflects actual money market conditions, plus specific margins which represent Company-related performance ratios as well as the entire set of terms and conditions including covenants as determined in the 2006 Senior Credit Agreement.
      The fair values of the Trust Preferred Securities and the Euro Notes are based upon market quotes.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

20.	Other Comprehensive Income (Loss)
      The changes in the components of other comprehensive income (loss) for the years ended December 31, 2006, 2005, and 2004 are as follows:

	Year Ended December 31, 2006			Year Ended December 31, 2005			Year Ended December 31, 2004

		Tax			Tax			Tax
	Pretax	Effect	Net	Pretax	Effect	Net	Pretax	Effect	Net

Other comprehensive (loss) income relating to cash flow hedges:
Changes in fair value of cash flow hedges during the period	$25,513	$(9,300)	$16,213	$72,440	$(28,653)	$43,787	$(36,192)	$13,638	$(22,554)
Reclassification adjustments	3,280	(1,270)	2,010	(1,243)	584	(659)	(9,906)	3,449	(6,457)

Total other comprehensive (loss) income relating to cash flow hedges	28,793	(10,570)	18,223	71,197	(28,069)	43,128	(46,098)	17,087	(29,011)
Foreign-currency translation adjustment	114,494	—	114,494	(104,723)	—	(104,723)	144,784	—	144,784
Adjustments related to pension obligations	8,074	(3,428)	4,646	(19,996)	7,747	(12,249)	(16,507)	6,605	(9,902)

Other comprehensive income (loss)	$151,361	$(13,998)	$137,363	$(53,522)	$(20,322)	$(73,844)	$82,179	$23,692	$105,871

21.	Business Segment Information
      The Company has identified three business segments, North America, International, and Asia Pacific, which were determined based upon how the Company manages its businesses. All segments are primarily engaged in providing dialysis services and manufacturing and distributing products and equipment for the treatment of end-stage renal disease. In the U.S., the Company also engages in performing clinical laboratory testing and providing inpatient dialysis services, and other services under contract to hospitals. The Company has aggregated the International and Asia Pacific operating segments as “International.” The segments are aggregated due to their similar economic characteristics. These characteristics include the same services provided and the same products sold, the same type patient population, similar methods of distribution of products and services and similar economic environments.
      Management evaluates each segment using a measure that reflects all of the segment’s controllable revenues and expenses. Management believes that the most appropriate measure in this regard is operating income which measures the Company’s source of earnings. Financing is a corporate function, which the Company’s segments do not control. Therefore, the Company does not include interest expense relating to financing as a segment measure. Similarly, the Company does not allocate “corporate costs” which relate primarily to certain headquarters overhead charges, including accounting and finance, professional services, etc., because the Company believes that these costs are also not within the control of the individual segments. The Company also regards income taxes to be outside the segment’s control.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	North		Segment
	America	International	Total	Corporate	Total

2006
Net revenue external customers	$6,025,314	$2,473,724	$8,499,038	$—	$8,499,038
Inter-segment revenue	1,281	60,043	61,324	(61,324)	—

Total net revenue	6,026,595	2,533,767	8,560,362	(61,324)	8,499,038

Depreciation and amortization	(186,826)	(119,938)	(306,764)	(1,934)	(308,698)

Operating Income	964,609	440,552	1,405,161	(87,034)	1,318,127

Segment assets(1)	10,196,844	2,744,833	12,941,677	103,004	13,044,681
Capital expenditures and acquisitions(2)	4,599,276	175,062	4,774,338	137	4,774,475
2005
Net revenue external customers	$4,577,379	$2,194,440	$6,771,819	$—	$6,771,819
Inter-segment revenue	1,327	54,449	55,776	(55,776)	—

Total net revenue	4,578,706	2,248,889	6,827,595	(55,776)	6,771,819

Depreciation and amortization	(139,747)	(109,812)	(249,559)	(1,893)	(251,452)

Operating Income	643,917	362,134	1,006,051	(67,133)	938,918

Segment assets	5,634,985	2,216,630	7,851,615	131,485	7,983,100
Capital expenditures and acquisitions(3)	252,822	187,030	439,852	70	439,922
2004
Net revenue external customers	$4,248,216	$1,979,786	$6,228,002	$—	$6,228,002
Inter-segment revenue	1,602	39,004	40,606	(40,606)	—

Total net revenue	4,249,818	2,018,790	6,268,608	(40,606)	6,228,002

Depreciation and amortization	(128,532)	(102,137)	(230,669)	(1,917)	(232,586)

Operating Income	587,400	300,291	887,691	(35,346)	852,345

Segment assets	5,539,631	2,366,277	7,905,908	55,633	7,961,541
Capital expenditures and acquisitions(4)	230,150	152,820	382,970	255	383,225

(1)	Segment assets of North America include the goodwill of RCG of $3,381,901 as of December 31, 2006.

(2)	North America and International acquisitions exclude $2,500 and $6,208 of non-cash acquisitions for 2006. North America acquisitions include $4,148,200 at December 31, 2006 of the total $4,157,619 purchase price of RCG.

(2)	North America and International acquisitions exclude $260 and $9,031, respectively, of non-cash acquisitions for 2005.

(4)	International acquisitions exclude $15,479 of non-cash acquisitions for 2004.

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
     For the geographic presentation, revenues are attributed to specific countries based on the end user’s location for products and the country in which the service is provided. Information with respect to the Company’s geographic operations is set forth in the table below:

		United	Rest of the
	Germany	States	World	Total

2006
Net revenue external customers	$288,047	$6,025,314	$2,185,677	$8,499,038
Long-lived assets	144,877	8,274,104	1,080,301	9,499,282
2005
Net revenue external customers	$288,923	$4,577,379	$1,905,517	$6,771,819
Long-lived assets	157,362	4,372,453	906,220	5,436,035
2004
Net revenue external customers	$288,526	$4,248,216	$1,691,260	$6,228,002
Long-lived assets	169,981	4,277,319	956,860	5,404,160

22.	Supplementary Cash Flow Information
      The following additional information is provided with respect to the consolidated statements of cash flows:

	2006	2005	2004

Supplementary cash flow information:
Cash paid for interest	$378,233	$180,853	$201,380

Cash paid for income taxes	$423,514	$380,764	$198,983

Cash inflow for income taxes from stock option exercises	$7,428	$—	$—

Supplemental disclosures of cash flow information:
Details for acquisitions:
Assets acquired	$4,784,713	$149,189	$148,324
Liabilities assumed	348,898	18,161	12,957
Minorities	56,300	(5,017)	—
Notes assumed in connection with acquisition	8,708	9,291	15,479

Cash paid	4,370,807	126,754	119,888
Less cash acquired	63,525	1,601	15,395

Net cash paid for acquisitions	$4,307,282	$125,153	$104,493

23.	Supplemental Condensed Combining Information
      FMC Trust Finance S.à.r.l. Luxembourg and FMC Trust Finance S.à.r.l. Luxembourg-III, each of which is a wholly-owned subsidiary of FMC-AG & Co. KGaA, are the obligors on senior subordinated debt securities which are fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis, by FMC-AG & Co. KGaA and by Fresenius Medical Care Deutschland GmbH (“D-GmbH”), a wholly-owned subsidiary of FMC-AG & Co. KGaA, and by FMCH, a substantially wholly-owned subsidiary of FMC-AG & Co. KGaA (D-GmbH and FMCH being “Guarantor Subsidiaries”). In December 2004, the Company assumed the obligations of its wholly owned subsidiaries as the issuer of senior subordinated notes denominated in euro and Deutschmark held by Fresenius Medical Care Capital Trust III and Fresenius Medical Care Capital Trust V, respectively (see Note 12). The following combining financial information for the Company is as of

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)
December 31, 2006 and 2005 and for the year ended December 31, 2006, 2005 and 2004, segregated between the Company, D-GmbH, FMCH and each of the Company’s other businesses (the “Non-Guarantor Subsidiaries”). For purposes of the condensed combining information, FMC-AG & Co. KGaA and the Guarantor Subsidiaries carry their investments under the equity method. Other (income) expense includes income (loss) related to investments in consolidated subsidiaries recorded under the equity method for purposes of the condensed combining information. In addition, other (income) expense includes income and losses from profit and loss transfer agreements as well as dividends received.

	For the Year Ended December 31, 2006

		Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$1,750,605	$—	$8,242,843	$(1,494,410)	$8,499,038
Cost of revenue	—	1,297,157	—	5,804,814	(1,480,489)	5,621,482

Gross profit	—	453,448	—	2,438,029	(13,921)	2,877,556

Operating (income) expenses:
Selling, general and administrative	98,761	145,700	16,829	1,345,974	(58,895)	1,548,369
Gain on sale of legacy clinics	—	—	—	(40,233)	—	(40,233)
Research and development	—	36,801	—	14,492	—	51,293

Operating (loss) income	(98,761)	270,947	(16,829)	1,077,563	44,974	1,318,127

Other (income) expense:
Interest, net	23,228	13,108	186,988	126,338	1,584	351,246
Other, net	(728,116)	160,094	(448,408)	—	1,016,430	—

Income (loss) before income taxes and minority interest	606,127	97,745	244,591	991,458	(973,040)	966,881
Income tax expense (benefit)	69,381	101,042	(81,527)	379,268	(54,675)	413,489

Income (loss) before minority interest	536,746	(3,297)	326,118	612,190	(918,365)	553,392
Minority interest	—	—	—	—	16,646	16,646

Net income (loss)	$536,746	$(3,297)	$326,118	$612,190	$(935,011)	$536,746

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the Year Ended December 31, 2005

		Guarantor
		Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$1,059,401	$—	$7,010,734	$(1,298,316)	$6,771,819
Cost of revenue	—	664,871	—	5,058,548	(1,284,265)	4,439,154

Gross profit	—	394,530	—	1,952,186	(14,051)	2,332,665

Operating (income) expenses:
Selling, general and administrative	(14,805)	135,899	—	1,075,777	145,921	1,342,792
Research and development	3,271	32,702	—	14,982	—	50,955

Operating income (loss)	11,534	225,929	—	861,427	(159,972)	938,918

Other (income) expense:
Interest, net	35,391	11,750	51,981	112,199	(38,129)	173,192
Other, net	(525,497)	131,392	(294,649)	—	688,754	—

Income (loss) before income taxes and minority interest	501,640	82,787	242,668	749,228	(810,597)	765,726
Income tax expense (benefit)	46,688	79,606	(20,792)	286,629	(83,383)	308,748

Income (loss) before minority interest	454,952	3,181	263,460	462,599	(727,214)	456,978
Minority interest	—	—	—	—	2,026	2,026

Net income (loss)	$454,952	$3,181	$263,460	$462,599	$(729,240)	$454,952

	For the Year Ended December 31, 2004

		Guarantor Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Net revenue	$—	$967,981	$—	$7,086,578	$(1,826,557)	$6,228,002
Cost of revenue	—	618,147	—	5,344,614	(1,820,644)	4,142,117

Gross profit	—	349,834	—	1,741,964	(5,913)	2,085,885

Operating (income) expenses:
Selling, general and administrative	98,025	144,952	—	1,068,900	(129,701)	1,182,176
Research and development	2,455	33,610	—	15,299		51,364

Operating (loss) income	(100,479)	171,272	—	657,764	123,788	852,345

Other (income) expense:
Interest, net	36,777	13,367	62,189	104,768	(33,355)	183,746
Other, net	(592,166)	101,430	(286,567)	—	777,303	—

Income (loss) before income taxes and minority interest	454,909	56,475	224,378	552,997	(620,160)	668,599
Income tax expense (benefit)	52,912	58,815	(24,876)	237,413	(58,849)	265,415

Income (loss) before minority interest	401,998	(2,340)	249,254	315,584	(561,311)	403,184
Minority interest	—	—	—	—	1,186	1,186

Net income (loss)	$401,998	$(2,340)	$249,254	$315,584	$(562,497)	$401,998

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	At December 31, 2006

		Guarantor
		Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$22	$34	$—	$158,954	$—	$159,010
Trade accounts receivable, less allowance for doubtful accounts	—	122,987	—	1,725,708	—	1,848,69
Accounts receivable from related parties	1,483,462	835,512	290,288	1,830,293	(4,296,206)	143,349
Inventories	—	130,967	—	457,426	(64,464)	523,929
Prepaid expenses and other current assets	18,455	20,633	50	408,850	(4,134)	443,854
Deferred taxes	1,586	—	—	262,476	29,017	293,079

Total current assets	1,503,525	1,110,133	290,338	4,843,707	(4,335,787)	3,411,916
Property, plant and equipment, net	174	97,244	—	1,678,511	(53,537)	1,722,392
Intangible assets	70	13,969	—	647,326	—	661,365
Goodwill	—	3,207	—	6,888,954	—	6,892,161
Deferred taxes	—	11,825	—	40,429	10,468	62,722
Other assets	5,105,547	869,630	5,998,241	(1,532,867)	(10,146,426)	294,125

Total assets	$6,609,316	$2,106,008	$6,288,579	$12,566,060	$(14,525,282)	$13,044,681

Current liabilities:
Accounts payable	$306	$20,399	$—	$295,483	$—	$316,188
Accounts payable to related parties	351,450	642,878	926,178	3,496,135	(5,180,022)	236,619
Accrued expenses and other current liabilities	17,617	91,634	8,450	1,064,412	12,826	1,194,939
Short-term borrowings	—	—	—	331,231	—	331,231
Short-term borrowings from related parties	954,896	9,155	—	(950,321)	(9,155)	4,575
Current portion of long-term debt and capital lease obligations	744	263	137,500	21,628	—	160,135
Income tax payable	40,551	—	—	63,929	11,579	116,059
Deferred taxes	—	6,174	—	15,982	(6,197)	15,959

Total current liabilities	1,365,564	770,503	1,072,128	4,338,479	(5,170,969)	2,375,705
Long term debt and capital lease obligations, less current portion	329,918	395	2,367,731	4,853,043	(3,721,746)	3,829,341
Long term borrowings from related parties	4,153	204,453	—	—	(208,606)	—
Other liabilities	18,872	9,462	—	112,350	9,000	149,684
Pension liabilities	2,580	107,357	—	2,379	—	112,316
Deferred taxes	18,067		—	309,140	51,280	378,487

Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	1,253,828	—	1,253,828
Minority interest	—	—	7,412	67,746	—	75,158

Total liabilities	1,739,154	1,092,170	3,447,271	10,936,965	(9,041,041)	8,174,519
Shareholders’ equity:	4,870,162	1,013,838	2,841,308	1,629,095	(5,484,241)	4,870,162

Total liabilities and shareholders’ equity	$6,609,316	$2,106,008	$6,288,579	$12,566,060	$(14,525,282)	$13,044,681

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	At December 31, 2005

		Guarantor
		Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Current assets:
Cash and cash equivalents	$1	$26	$—	$82,558	$2,492	$85,077
Trade accounts receivable, less allowance for doubtful accounts	—	108,426	—	1,361,507	—	1,469,933
Accounts receivable from related parties	852,926	338,097	216,337	1,248,942	(2,622,418)	33,884
Inventories	—	113,359	—	371,638	(54,104)	430,893
Prepaid expenses and other current assets	17,399	12,329	13	231,734	115	261,590
Deferred taxes	—	—	—	163,975	15,586	179,561

Total current assets	870,326	572,237	216,350	3,460,354	(2,658,329)	2,460,938
Property, plant and equipment, net	157	86,386	—	1,174,252	(45,037)	1,215,758
Intangible assets	970	12,220	—	572,499	—	585,689
Goodwill	—	3,227	—	3,453,650	—	3,456,877
Deferred taxes	—	4,562	—	27,994	3,093	35,649
Other assets	4,552,128	811,728	3,812,542	(829,742)	(8,118,467)	228,189

Total assets	$5,423,581	$1,490,360	$4,028,892	$7,859,007	$(10,818,740)	$7,983,100

Current liabilities:
Accounts payable	$19	$13,401	$—	$187,897	$—	$201,317
Accounts payable to related parties	1,059,718	160,884	882,439	1,397,213	(3,392,316)	107,938
Accrued expenses and other current liabilities	22,205	92,545	775	731,208	(7,965)	838,768
Short-term borrowings	33	—	—	151,080	—	151,113
Short-term borrowings from related parties	18,757	1,752	—	—	(1,752)	18,757
Current portion of long-term debt and capital lease obligations	968	826	100,000	24,475	—	126,269
Income tax payable	15,106	—	—	81,593	23,439	120,138
Deferred taxes	2,489	3,735	—	34,266	(26,550)	13,940

Total current liabilities	1,119,295	273,143	983,214	2,607,732	(3,405,144)	1,578,240
Long term debt and capital lease obligations, less current portion	294,131	590	561,229	651,297	(800,147)	707,100
Long term borrowings from related parties	3,720	180,951	—	—	(184,671)	—
Other liabilities	419	5,013	—	89,112	17,874	112,418
Pension liabilities	2,578	75,880	—	42,680	(12,436)	108,702
Deferred taxes	29,732		—	235,538	35,395	300,665
Company obligated mandatorily redeemable preferred securities of subsidiary Fresenius Medical Care Capital Trusts holding solely Company-guaranteed debentures of subsidiary	—	—	—	1,187,864	—	1,187,864
Minority interest	—	—	7,412	—	6,993	14,405

Total liabilities	1,449,875	535,577	1,551,855	4,814,223	(4,342,136)	4,009,394
Shareholders’ equity:	3,973,706	954,783	2,477,037	3,044,784	(6,476,604)	3,973,706

Total liabilities and shareholders’ equity	$5,423,581	$1,490,360	$4,028,892	$7,859,007	$(10,818,740)	$7,983,100

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the Year Ended December 31, 2006

		Guarantor
		Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$536,746	$(3,297)	$326,118	$612,190	$(935,011)	$536,745
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(451,099)	—	(448,408)	—	899,507	—
Settlement of shareholder proceedings	—	—	—	—	(888)	(888)
Depreciation and amortization	1,934	30,715	—	290,425	(14,376)	308,698
Change in minority interest	—	—	—	—	24,333	24,333
Change in deferred taxes, net	(14,072)	(14)	—	32,927	(7,937)	10,904
Loss (Gain) on investments	24,660	—	—	—	(24,660)	—
Write-up of loans from related parties	(1,695)	—	—	—	1,695	—
Loss on sale of fixed assets	—	—	—	5,742	—	5,742
Compensation expense related to stock options	16,610	—	—	—	—	16,610
Cash inflow from hedging	10,908	—	—	—	—	10,908
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(9,094)	—	(22,182)	—	(31,276)
Inventories	—	(4,210)	—	(44,067)	5,724	(42,553)
Prepaid expenses and other current and non-current assets	10,123	(4,566)	28,936	(15,204)	(40,918)	(21,629)
Accounts receivable from / payable to related parties	3,993	106,552	40,739	(192,257)	36,098	(4,875)
Accounts payable, accrued expenses and other current and non-current liabilities	(8,113)	8,726	7,675	158,132	16,457	182,877
Income tax payable	22,585	—	(81,527)	24,568	10,124	(24,250)
Tax payments related to divestitures and acquisitions	—	—	—	(63,517)	—	(63,517)

Net cash provided by (used in) operating activities	152,580	124,812	(126,467)	786,757	(29,852)	907,830

Investing Activities:
Purchases of property, plant and equipment	(137)	(31,267)	—	(454,524)	18,735	(467,193)
Proceeds from sale of property, plant and equipment	846	395	—	16,417	—	17,658
Disbursement of loans to related parties	(361,156)	134	(2,879,204)	—	3,240,226	—
Acquisitions and investments, net of cash acquired	(22,671)	(793)	—	(4,314,968)	31,150	(4,307,282)
Proceeds from disposal of businesses	—	—	—	515,705	—	515,705

Net cash (used in) provided by investing activities	(383,118)	(31,531)	(2,879,204)	(4,237,370)	3,290,111	(4,241,112)

Financing activities:
Short-term borrowings, net	(17,239)	(92,397)	—	94,899	—	(14,737)
Long-term debt and capital lease obligations, net	27,769	(879)	1,756,191	4,490,710	(3,240,226)	3,033,565
Increase of accounts receivable securitization program	—	—	—	172,000	—	172,000
Proceeds from exercise of stock options	46,528	—	—	7,424	—	53,952
Proceeds from conversion of preference shares into ordinary shares	306,759	—	—	—	—	306,759
Dividends paid	(153,720)	—	—	(4,184)	4,184	(153,720)
Capital increase (decrease)	—	—	1,250,000	(1,226,202)	(23,798)	—
Change in minority interest	—	—	(520)	(14,610)	—	(15,130)

Net cash provided by (used in) financing activities	210,097	(93,276)	3,005,671	3,520,037	(3,259,840)	3,382,689

Effect of exchange rate changes on cash and cash equivalents	20,459	3	—	4,483	(419)	24,526

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	18	8	—	73,907	—	73,933
Cash and cash equivalents at beginning of period	1	26	—	85,050	—	85,077

Cash and cash equivalents at end of period	$19	$34	$—	$158,957	$—	$159,010

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the Year Ended December 31, 2005

		Guarantor
		Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$454,952	$3,181	$263,460	$462,599	$(729,240)	$454,952
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(228,488)	—	(294,649)	—	523,137	—
Settlement of shareholder proceedings				—	7,335	7,335
Depreciation and amortization	1,893	31,967	—	232,749	(15,157)	251,452
Change in deferred taxes, net	7,836	(528)	—	(5,138)	(5,845)	(3,675)
(Gain) loss on investments	(48,373)	—	—	—	48,373	—
Write-up of loans from related parties	(17,276)	—	—	—	17,276	—
Loss on sale of fixed assets	—	284	—	3,681	—	3,965
Compensation expense related to stock options	1,363	—	—	—	—	1,363
Cash inflow from hedging	—	(1,339)	—	1,339	—	—
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(14,645)	—	(48,929)		(63,574)
Inventories	—	(4,507)	—	(7,069)	1,765	(9,811)
Prepaid expenses and other current and non-current assets	4,738	4,490	3,320	(119,397)	65,813	(41,036)
Accounts receivable from / payable to related parties	(72,755)	(26,544)	37,235	16,225	55,435	9,596
Accounts payable, accrued expenses and other current and non-current liabilities	8,749	33,639	234	104,596	1,517	148,735
Income tax payable	(100,380)	—	(20,792)	31,883	291	(88,998)

Net cash provided by (used in) operating activities	12,259	25,998	(11,192)	672,539	(29,300)	670,304

Investing Activities:
Purchases of property, plant and equipment	(90)	(27,649)	—	(311,157)	24,127	(314,769)
Proceeds from sale of property, plant and equipment	—	1,417	—	16,010	—	17,427
Disbursement of loans to related parties	(64,349)	125	25,512	—	38,712	—
Acquisitions and investments, net of cash acquired	(49,087)	—	—	(99,938)	23,872	(125,153)

Net cash (used in) provided by investing activities	(113,526)	(26,107)	25,512	(395,085)	86,711	(422,495)

Financing Activities:
Short-term borrowings, net	17,298	1,151	—	(35,538)	—	(17,089)
Long-term debt and capital lease obligations, net	137,766	—	(13,800)	9,870	(38,712)	95,124
Increase of accounts receivable securitization program	—	(1,045)	—	(240,720)	—	(241,765)
Proceeds from exercise of stock options	80,366	—	—	(422)	—	79,944
Dividends paid	(137,487)	—	—	(5,320)	5,320	(137,487)
Capital increase (decrease) of Non-Guarantor-Subsidiaries	—	—	—	23,872	(23,872)	—
Change in minority interest	—	—	(520)	—	2,026	1,506

Net cash provided by (used in) financing activities	97,943	106	(14,320)	(248,258)	(55,238)	(219,767)

Effect of exchange rate changes on cash and cash equivalents	1,173	(3)	—	(3,420)	319	(1,931)

Cash and Cash Equivalents:
Net (decrease) increase in cash and cash equivalents	(2,151)	(6)	—	25,776	2,492	26,111
Cash and cash equivalents at beginning of period	2,152	32	—	56,782	—	58,966

Cash and cash equivalents at end of period	$1	$26	$—	$82,558	$2,492	$85,077

FRESENIUS MEDICAL CARE AG & CO. KGaA
(Formerly Fresenius Medical Care AG)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands, except share data)

	For the Year Ended December 31, 2004

		Guarantor
		Subsidiaries
	FMC-AG &			Non-Guarantor	Combining	Combined
	Co. KGaA	D-GmbH	FMCH	Subsidiaries	Adjustment	Total

Operating Activities:
Net income (loss)	$401,998	$(2,340)	$249,254	$315,583	$(562,497)	$401,998
Adjustments to reconcile net income to cash and cash equivalents provided by (used in) operating activities:
Equity affiliate income	(400,655)	—	(286,567)	—	687,222	—
Depreciation and amortization	1,917	28,034	—	214,661	(12,027)	232,585
Change in deferred taxes, net	636	(4,241)	—	34,379	3,507	34,281
Loss (gain) on investments	72,100	—	—	9,287	(81,387)	—
(Gain) loss on sale of fixed assets	—	(301)	—	1,036	—	735
Compensation expense related to stock options	1,751	—	—	—	—	1,751
Cash inflow from hedging	2,928	116	—	11,470	—	14,514
Changes in assets and liabilities, net of amounts from businesses acquired:
Trade accounts receivable, net	—	(2,142)	—	(5,744)	—	(7,886)
Inventories	—	9,870	—	16,214	1,161	27,245
Prepaid expenses and other current and non-current assets	(3,039)	5,870	658	119,533	(52,989)	70,033
Accounts receivable from / payable to related parties	(4,471)	4,882	37,235	(39,766)	(20,566)	(22,686)
Accounts payable, accrued expenses and other current and non-current liabilities	1,680	(3,935)	(1,788)	38,838	1,362	36,157
Income tax payable	24,353	—	(24,876)	39,639	—	39,116

Net cash provided by (used in) operating activities	99,198	35,813	(26,084)	755,130	(36,214)	827,843

Investing Activities:
Purchases of property, plant and equipment	(251)	(36,332)	—	(259,097)	16,948	(278,732)
Proceeds from sale of property, plant and equipment	—	1,617	—	16,741	—	18,358
Disbursement of loans to related parties	29,666	108	454,404	—	(484,178)	—
Acquisitions and investments, net of cash acquired	(4,146)	—	—	(103,863)	3,516	(104,493)

Net cash provided by (used in) investing activities	25,269	(34,607)	454,404	(346,219)	(463,714)	(364,867)

Financing activities:
Short-term borrowings, net	(25)	—	—	(40,802)	—	(40,827)
Long-term debt and capital lease obligations, net	(2,073)	(1,471)	(427,800)	(523,596)	484,178	(470,762)
Increase of accounts receivable securitization program	—	—	—	177,767	—	177,767
Proceeds from exercise of stock options	3,622	—	—	—	—	3,622
Dividends paid	(122,106)	—	—	(16,870)	16,870	(122,106)
Capital Increase (decrease) of Non-Guarantor-Subsidiaries	—	—	—	3,480	(3,480)	—
Change in minority interest	—	—	(520)	(276)	1,185	389

Net cash (used in) provided by financing activities	(120,582)	(1,471)	(428,320)	(400,297)	498,753	(451,917)

Effect of exchange rate changes on cash and cash equivalents	(1,736)	—	—	41	1,175	(520)

Cash and Cash Equivalents:
Net increase (decrease) in cash and cash equivalents	2,149	(265)	—	8,655	—	10,539
Cash and cash equivalents at beginning of period	3	300	—	48,124	—	48,427

Cash and cash equivalents at end of period	$2,152	$35	$—	$56,779	$—	$58,966

FMC Finance III S.A.
Offer to Exchange
$500,000,000 6 7/8% Senior Notes due 2017
guaranteed on a senior basis by
Fresenius Medical Care AG & Co. KGaA,
Fresenius Medical Care Holdings, Inc. and Fresenius Medical Care Deutschland GmbH
which have been registered under the Securities Act of 1933
for any and all outstanding 6 7/8% Senior Notes due 2017 issued on July 2, 2007

All tendered restricted notes, executed letters of transmittal and other related documents should be directed to the exchange agent as follows:
By registered or certified mail, overnight delivery or hand delivery:
U.S. Bank National Association
60 Livingston Avenue
St. Paul, MN 55107
Attn: Specialized Finance
By facsimile transmission (eligible institutions only):
U.S. Bank National Association
Attn: Specialized Finance
+651-495-8158
To confirm receipt:
From the U.S.: 800-934-6802 (toll-free)
Outside the U.S.: +651-495-3520